08002564

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Westralian Gas & Power Limited

*CURRENT ADDRESS: Suite 1, 46 Ord Street
West Perth
Western Australia 6005

**FORMER NAME: ______

**NEW ADDRESS: ______

PROCESSED
MAY 20 2008
THOMSON REUTERS

FILE NO. 82- 35197 FISCAL YEAR ______

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EBS

DAT: 5/14/08

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

22 February 2008

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Converting Incentive Preference Shares ('CIPS')

Westralian Gas and Power Limited ('the Company') advises that the redemption date for both the A and B series CIPS has passed. The CIPS are held by entities related to two of the Company's Directors and were issued prior to the initial public offer closing on 9 March 2005. The terms and conditions of the CIPS were provided in the Prospectus dated 1st February 2005.

The conversion of the CIPS was dependant on the Company achieving specified performance milestones within a specified period. These milestones have not been achieved within the period specified.

The Company has elected not to redeem the CIPS and as such the CIPS convert to ordinary shares automatically, based on the formulae specified in the Prospectus dated 1st February 2005. The Company has calculated both the A and B series CIPS will each convert to 8,670 ordinary shares.

The Company is in the process of converting the CIPS and will proceed to allot the ordinary shares which will rank equally and confer rights identical with all other shares then on issue.

The Company is considering establishing further CIPS on a similar basis to the original CIPS as described above. Notification of any such issue will be provided to members prior to the next suitable opportunity for a meeting of members.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

ERM Gas and Roc Oil Company Ltd Farmin's Update.

Date:	15th April 2008
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

ERM Gas Farmin

Westralian Gas and Power Limited has, under the terms of its agreement with ERM Gas, terminated the option by which ERM Gas could acquire an interest in WGP's Perth Basin coalseam methane project areas.

WGP has, at the same time, without prejudice, offered ERM the opportunity to enter into a new arrangement to explore for coalseam methane in the Perth Basin.

ROC Oil Company Limited Farmin

Initial review of the electrical survey report is completed and the detailed mapping of seismic markers is continuing. The aim is to select the 2D reprocessing area by high grading the prospect targets.

The final report of the sampling of the core from Araucaria # 1 well using neutron tomography was reviewed. The results of this study will be incorporated in the prospect evaluation work.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470
1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

KENTUCKY STATUS REPORT

Date:	21st January 2008
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Over the holiday New Year period the Company has focused on consolidating its position in the Cumberland County leases by assessing and servicing all of its producing wells.

Although the freezing conditions experienced during this period every year tends to affect the consistency of flowing oil from wells (due to oil solidifying in flow lines), flow profiles for each producing well have been produced.

As at the week ending 18th January the combined production across the fields averages 32.5 barrels per day or approximately 1000 barrels per month.

The winter weather although restrictive has not been so sever that fieldwork has had to be curtailed completely. Carters 22 and 23 are programmed for acid treatment this week with the expectation that they will contribute a further combined six to eight barrels per day within the next ten days. A re-entry program is planed for Riddles 11 and 13 to clean up the producing horizon and stimulate production.

The Company has acquired a new lease (Higginbotham) of seven hundred acres plus to the east of the Shepherd Lease. The Company now holds in excess of four thousand acres in the county. This lease has several old wells, which produced economic flows during the 1980's and offers significant scope to explore areas within the lease where no exploration has taken place.

With the winter almost over the Company is enthusiastic about the return to full production operations in the near future.

Stephen Thomas
Managing Director

WESTRALIAN GAS AND POWER LIMITED
SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

Appendix 3Y – Change of Directors Interest

Date:	23rd January 2008
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited
ABN: 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Thomas
Date of last notice	30/10/07

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired by S & J Thomas (The Harley Super Fund Account)
Date of change	22nd January 2008
No. of securities held prior to change	9,561,173 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares
Class	As Above
Number acquired	100,000 Ordinary fully paid shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,149.81
No. of securities held after change	9,661,173 Ordinary fully paid share 6,850,000 Cumulative Incentive Preference Shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

COMPANY ANNOUNCEMENT

Date:	30 January 2008
To:	ASX Companies Announcement Office by Electronic Lodgement
Number of Pages:	7

October - December 2007 - Second Quarter Activities Report

and

October - December 2007 – Second Quarter Cashflow Report

Summary of Activities
Westralian Gas and Power Ltd ('the Company' or 'WGP')

KENTUCKY USA

During the quarter, work over and remedial actions were completed on wells across the Company's portfolio of leases while also continuing drilling activity.

On the Carter lease, wells 1, 3, 6, 21, 24 and 26 were all brought up to a level of sustained production testing. A number of wells were acidised and several were fitted with new pumps while others required new timers to be fitted.

Wells 22 and 23 were drilled and brought into production testing phase

The producing horizon for all of the Carter wells is the Granville Sand, which is known to produce oil in the range of 2 to 10 barrels per day with the average being 4 barrels per day. This geological formation is well known for producing over many years in this district.

A limited seismic survey was conducted on the lease during November 2007, which is aimed at delineating a new set of targets for the spring drilling campaign.

On the Riddle lease work is still underway to bring all of the producing wells on to a consistent and predictable flow rate.

The Riddle # 14 well, which was abandoned due to a drill bit being lost in the hole, has now been brought on as a producer following an acid job over the Sunnybrook Formation.

Riddle Farm # 1 was also drilled in December 2007 and has been brought on stream as a producer following a stimulation program

Riddle #10, which had oil leaking into the well bore from the zone intersected at 965 ft in the Murfreesboro, has now been acidised and is now a producer.

Riddle #11 and #13 have declined in production and will be deepened to the next oil horizon in the Stones River Formation.

A seismic survey was conducted over the Dyer, Davis, Shepherd and Carter leases during the quarter to determine the locations of wells for the spring drilling campaign.

Stockton continues to produce a small but dependable amount of oil.

The Company also secured several new leases in the quarter. As a result the overall land holding is now approximately four thousand acres.

The Company is encouraged by the last quarter's field operations, which has now stabilised production from each well in support of the concept of low cost oil farming.

WESTERN AUSTRALIA

The Company's farm in option holder ERM Gas has been undertaking data studies to determine the thrust of its exploration program, which is scheduled to begin in late March 2008. The onshore Coal Seam Methane projects at Eneabba and in the southwest of Western Australia were farmed in to by ERM Gas in the previous quarter.

In the interim the Company has been applying for drill location permits in three of the permits in the southwest of Western Australia while also submitting applications for seismic surveys in both the north and southern Perth Basin.

The Company is awaiting the outcome of ROC Oil Ltd's recent data studies which will lead to the determination of the field parameters for the upcoming exploration program due to commence in the near future. ROC Oil Ltd farmed into the Company's two offshore permits in the previous quarter.



Stephen Thomas BSc (Hons). AustIMM

Managing Director

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Westralian Gas and Power Limited

ABN

853 109 213 470

Quarter ended ("current quarter")

31 December 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors	9	45
1.2	Payments for (a) exploration and evaluation	(202)	(335)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(576)	(901)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	28	29
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	100
	Net Operating Cash Flows	(741)	(1,062)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(21)	(31)
	(b)equity investments	-	-
	(c) other fixed assets	(24)	(48)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	3	3
	(c)other fixed assets	-	-
1.10	Loans to other entities	(14)	(4)
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(56)	(80)
1.13	Total operating and investing cash flows (carried forward)	(797)	(1,142)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(797)	(1,142)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	1,979	2,329
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (capital raising costs)	(33)	(53)
	Net financing cash flows	1,946	2,276
	Net increase (decrease) in cash held	1,149	1,134
1.20	Cash at beginning of quarter/year to date	52	67
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	1,201	1,201

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	200
1.24	Aggregate amount of loans to the parties included in item 1.10	4

1.25 Explanation necessary for an understanding of the transactions

Cash payments for consulting & directors fees.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	50
4.2	Development	-
	Total	**50**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	24	52
5.2	Deposits at call	1,177	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	1,201	52

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	• Higginbotham • 'Noah Hollow'	Kentucky, USA Oil Leases	0%	100%

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Converting Incentive Preference Shares. 13,700,000	Nil	Nil	Nil
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -			
7.3	**+Ordinary securities**	74,605,970	74,605,970	Fully Paid	Fully Paid
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	17,213,470 -	17,213,470 -		
7.5	**+Convertible debt securities** *(description)*	-			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date*
		16,250,000	16,250,000	*25cents*	*17/9/09*
		4,000,000	-	*30 cents*	*17/9/09*
		4,000,000	-	*30 cents*	*30/11/08*
		2,250,000	-	*25 cents*	*30/11/10*
7.8	Issued during quarter	2,250,000	-	*25 cents*	*30/11/10*
7.9	Exercised during quarter	-			
7.10	Expired during quarter	-			
7.11	**Debentures** *(totals only)*	-			

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*	-	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 January 2008
(Company secretary)

Print name: Dean McKenzie

+ See chapter 19 for defined terms.

Eneabba Gas Limited
ABN 69 107 385 884

ASX RELEASE

19 March 2008

ENEABBA TERMINATES AGREEMENT WITH WESTRALIAN GAS & POWER

Eneabba Gas Limited ("EGL") (ASX: ENB / ENBO) has terminated its agreement with Westralian Gas and Power Ltd (ASX: WGP).

Pursuant to a Sale & Purchase Agreement dated 19 January 2007, WGP agreed to sell to EGL a 70% interest in certain petroleum titles known as the Greenough Titles. A deposit of $100,000 was paid by EGL to secure this option. WGP was unable to satisfy the condition precedent for the approval by the Minister for Resources to the transfer, and accordingly the agreement was terminated by EGL, by notice dated 11 March 2008.

WGP, on 11 March 2008, acknowledged receipt of the initial repayment demand by EGL ($100,000 deposit) and on 18 March re-paid the deposit. The arrangements between EGL and WGP have now ceased.

As previously advised, EGL is focussing on the potential for coal gasification of its coal resources in the Perth Basin. The EGL emphasis is on clean coal and minimisation of greenhouse gas effects, the future resource identification now has this focus with EGL's 2008 exploration programme.

About Eneabba Gas Limited

Eneabba Gas is focused on the development of the 168MW gas-fired Centauri 1 power station on Company-owned land near Dongara in the Mid West of Western Australia. Eneabba Gas proposes to market power from Centauri 1 to the fast growing Mid West region of Western Australia.

The coal tenements may well supply an alternative fuel supply for the gas-fired turbines of Centauri 1 at a more economical cost.

For further information please contact:

Mark Babidge
Managing Director Eneabba Gas Limited
P. O. Box 772 West Perth W.A. 6872
(08) 9321 0099

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

WGP Renews Focus on Greenough Block

Date:	20th March 2008
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Westralian Gas and Power Limited accepts the termination of the sale and purchase agreement of its Greenough permit by Eneabba Gas limited.

Due to the extended period of native title negotiations in respect to this area, the grant of the permit to Westralian Gas and Power Limited has been delayed beyond the period anticipated by the agreement. It is believed by WGP that due to these delays EGL elected not to continue with the sale & purchase agreement.

Ironically the most recent round of negotiations with the Native Title groups and their legal representatives has resulted in what Westralian Gas and Power Limited now believes to be the final set of conditions under which the parties can move forward and finalise an agreement in the near future.

The Company will now move forward to renew its assessment of the area for its potential for conventional hydrocarbons, coal seam methane and insitu gasification of the coals, under the Petroleum Act of Western Australia.

The location and size of this permit in a known hydrocarbon province makes it a valuable asset in the Company's portfolio of properties.

WGP believes that since the original agreement was signed with EGL the permit has grown in importance in the light of the increased regional demand.

With the increased focus by industry on the Mid-West of Western Australia new energy sources will be required to fuel this growth. The Company has recently been approached by several parties with a view to fuelling this expansion in the Geraldton region.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

12 March 2008

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Conversion of Converting Incentive Preference Shares ('CIPS')

Westralian Gas and Power Limited ('the Company') advises that the 13,700,000 CIPS previously on issue have been converted to 17,340 ordinary shares.

An Appendix 3B – New Issue Announcement for application of the new securities is attached.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westralian Gas and Power Ltd

ABN

53 109 213 470

We (the entity) give ASX the following information.

Part 1 - All issues – Not Applicable – release of existing shares from escrow - see Part 3

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A. Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A. 17,340
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A. Shares Fully Paid

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

> A. Yes the shares rank equally with the existing fully paid shares.

5 Issue price or consideration

> A. Issued on conversion of CIPS as the form of consideration - $1,370.00

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> A. Required as per the terms of the CIPS issue to automatically convert to ordinary shares after the redemption date.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

> Expected on 10 March 2008

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
74,623,310 shares	Ordinary fully paid shares
16,250,000 options	Options exercisable at 25 cents by 17/9/2009

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	- million CIPS	Converting Incentive Preference Shares
		4 million Options	Options exercisable at 30 cents by 17/9/2009
		4 millions Options	Options exercisable at 30 cents by 30/11/2008
		2.25 million Options	Options exercisable at 25 cents by 30/11/2010

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue – Not Applicable

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities – *not applicable*

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) - ***not applicable***

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ..

Date: 10/03/2008

Print name: Dean McKenzie
Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	12 March 2008
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Peter Briggs
Executive Chairman

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westralian Gas and Power Limited
ABN	53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	31/10/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Conversion of CIPS to ordinary shares held ino: - Natural Resource Finance Pty Ltd
Date of change	10 March 2008
No. of securities held prior to change	10,592,865 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	8,670 Ordinary fully paid shares
Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Consideration via CIPS conversion Est. value $ 685.00
No. of securities held after change	10,601,535 Ordinary fully paid shares. Nil Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion of CIPS

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

Appendix 3Y – Change of Directors Interest

Date:	12 March 2008
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited
ABN: 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Thomas
Date of last notice	23/01/08

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Conversion of CIPS to ordinary shares held ino: - Stephen Leslie Thomas ATF the SLT Family Trust
Date of change	10 March 2008
No. of securities held prior to change	9,736,173 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares
Class	As Above
Number acquired	8,670 Ordinary fully paid shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Consideration via CIPS conversion Est. value $ 685.00

+ See chapter 19 for defined terms.

No. of securities held after change	9,744,843 Ordinary fully paid shares Nil Cumulative Incentive Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion of CIPS

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

FORM 604 – SUBSTANTIAL HOLDER

Date:	12th March 2008
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please refer to the attached form 604 detailing the change of interests of a substantial holder.

Peter Briggs
Chairman

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Westralian Gas and Power Limited

ACN/ARSN: 109 213 470

1. Details of substantial holder(1)

Name: Sunbeam Securities Pty Ltd / York Heritage Pty Ltd / Natural Resource Finance Pty Ltd ('SS/YH/NRF')

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 11/03/08

The previous notice was given to the company on: / /

The previous notice was dated: 26/10/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ord. Shares	9,492,210	12.72%	10,601,535	14.21%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11/03/08	Natural Resource Finance Pty Lt	Conversion of CIPS to shares	$ 685	8,670	8,670
	York Heritage Pty Ltd	Re-recognition as 'associate'	-	1,100,655	1,100,655

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
SS/YH/NRF	Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Fully paid ordinary shares	9,492,210	9,492,210
SS/YH/NRF	York Heritage Pty Ltd	York Heritage Pty Ltd	Fully paid ordinary shares	1,100,655	1,100,655
SS/YH/NRF	Natural Resource Finance Pty	Natural Resource Finance Pt	Fully paid ordinary shares	8,670	8,670

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Sunbeam Securities Pty Ltd	3 Branksome Gardens City Beach WA 6015
York Heritage Pty Ltd	3 Branksome Gardens City Beach WA 6015
Natural Resource Finance Pty Ltd	3 Branksome Gardens City Beach WA 6015

Signature

print name Peter Briggs capacity Director

sign here date 11 / 03 / 08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, becom'e entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

WESTRALIAN GAS AND POWER LIMITED

ABN 53 109 213 470

Interim financial report

for the half-year ended

31 December 2007

CONTENTS

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Westralian Gas and Power Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Westralian Gas and Power Limited and the entities it controlled ('the Company') at the end of, or during, the half-year ended 31 December 2007. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The names of directors in office at any time during or since the end of the half-year are:

- Peter Briggs
- Stephen Leslie Thomas
- Alan Robert Burns (ceased 29 November 2007)
- Geoffrey Guild Hill (commenced 29 November 2007)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Review of Operations

The principal activities of the consolidated entity during the half-year were:

- Continuing onshore exploration for oil in Kentucky USA while achieving some limited oil production;
- Maintaining the group's interests in the coal seam methane gas permits in the Mid-west and South-west of Western Australia while awaiting the completion of the exclusivity period under the ERM Gas Farmin Agreement; and
- Maintaining the group's interest in the two oil and gas permits off the coast from metropolitan Perth Western Australia, which was farmed out to ROC Oil Ltd.

Kentucky USA: Oil Leases (Westralian Gas and Power Ltd 100%)

Over the period the Company has been very active in building up its infrastructure whilst continuing to explore for and develop oil production in its leases.

With the half-year beginning with the peak summer period in Burkesville County, Kentucky the Company's exploration program gained momentum in the drilling of in excess of ten wells. This drilling was augmented with a seismic survey recorded over the Dyer, Davis and Shepherd leases. New leases were added to the inventory increasing the Company's holdings in the Burkesville County area to approximately 4,000 acres. The Company is continuing its negotiations with landowners with a view to securing a further 1,000 acres in the county to bring the lease holding to approximately 5,000 acres in total.

With reasonable success in the field many of the wells were completed as producers and put on test production. This test production continued until the winter period set in. During the winter period the wells were put on reduced pumping due to the freezing weather causing the oil to solidify in the production lines. The wells have been on limited production throughout the winter period with the expectation of significantly higher production when the weather warms up.

A field maintenance program together with the upgrading of electrical infrastructure throughout the winter period should see the project in good standing for the year ahead.

Coal Seam Methane

The majority of the areas held for Coal Seam Methane exploration were optioned by ERM Gas in September 2007. ERM Gas has spent the past six months assessing data and reviewing the Company's model developed over the past three years. This work is continuing with the option holder in the process of determining the locations for their first core holes into the known coal seams. The Company is presently waiting on permission from the Department of Industry and Resources to undertake this work.

The balance of the areas held for Coal Seam Methane exploration are the subject of a farmin agreement with Eneabba Gas Limited.

The Company is continuing to undertake limited exploration on its Coal Seam Methane assets. It has recently completed native title negotiations on some of these permits.

Offshore Oil & Gas Leases WA-381-P and WA-382-P (Westralian Gas and Power 50%)

Roc Oil Ltd has undertaken an exhaustive review of all known data since they farmed into the Company's offshore areas in September 2007. This work is now being used as the base for their fieldwork expected to commence in the first half of the 2008 year.

Consolidated Report

The company has incorporated a further wholly owned subsidiary since the last half yearly report for the half-year ended 31 December 2006. On 17 December 2007 the company incorporated a subsidiary Sunset Energy (USA) Pty Ltd to reserve the name within Australia. The company has remained dormant since its incorporation.

Results of Operations

The company incurred an after tax operating loss for the half-year ended 31 December 2007 of $1,100,187 (half-year ended 31 December 2006 loss of $1,109,738).

Auditors Independence Declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 5.

Signed in accordance with a resolution of the directors.

Peter Briggs
Chairman

Perth, Western Australia
12 March 2008

BDO

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay Street
SUBIACO WA 6008
PO Box 700
WEST PERTH WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

DECLARATION OF INDEPENDENCE BY CHRIS BURTON TO THE DIRECTORS OF WESTRALIAN GAS AND POWER LIMITED

As lead auditor for the review of Westralian Gas and Power Limited for the half-year ended 31 December 2007, I declare that to the best of my knowledge and belief, there have been:

- no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
- no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westralian Gas and Power Limited and the entities it controlled during the period.

C Burton

Chris Burton
Director

BDO Kendalls Audit & Assurance (WA) Pty Ltd
Perth, Western Australia

WESTRALIAN GAS AND POWER LIMITED
CONSOLIDATED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

	Note	Consolidated 31 December 2007	31 December 2006
Revenues from continuing operations		159,871	45,329
Production lease costs		(29,602)	(53,367)
Option issue cost		(27,225)	-
Employee benefits and consultants expense		(311,972)	(241,489)
Depreciation and amortisation expense		(36,316)	(8,637)
Exploration expenditure written off		(329,355)	(343,213)
Development costs written off		-	(147,263)
Administrative expenditure		(474,224)	(342,032)
Unrealised exchange loss		(47,017)	(19,066)
Other expenses from ordinary activities		(4,347)	-
Loss before income tax expense		(1,100,187)	(1,109,738)
Income tax expense		-	-
Loss after related income tax expense		(1,100,187)	(1,109,738)
Basic loss per share (cents per share)	3	(1.7)	(2.9)
Diluted loss per share (cents per share)	3	(1.7)	(2.9)

The above income statement should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2007

	Note	Consolidated 31 December 2007	30 June 2007
CURRENT ASSETS			
Cash and cash equivalents		1,201,199	66,975
Trade and other Receivables		63,669	52,702
TOTAL CURRENT ASSETS		1,264,868	119,677
NON-CURRENT ASSETS			
Trade and other Receivables		-	1,600
Property, plant and equipment		186,441	158,990
Intangible assets		1,146	1,191
Other assets		148,542	126,707
Other financial assets		1,600	3,400
TOTAL NON-CURRENT ASSETS		337,729	291,888
TOTAL ASSETS		1,602,597	411,565
CURRENT LIABILITIES			
Trade and other Payables		137,045	200,706
TOTAL CURRENT LIABILITIES		137,045	200,706
TOTAL LIABILITIES		137,045	200,706
NET ASSETS		1,465,552	210,859
EQUITY			
Contributed equity	4(a) (b)	7,545,999	5,270,053
Option Issue Reserve	4(d)	262,922	235,697
Foreign Currency Translation Reserve		90,998	39,254
Accumulated losses		(6,434,367)	(5,334,145)
TOTAL EQUITY		1,465,552	210,859

The above balance sheet should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

Consolidated	Share Capital		Reserves	Accumulated Losses	Total
	Ordinary	Converting Incentive Preference Shares			
	$	$	$	$	$
Balance at 1 July 2006	4,102,781	1,370	235,697	(3,206,211)	1,133,637
Loss attributable to members for half year				(1,109,738)	(1,109,738)
Shares Issued during the half year	455,680	-			455,680
Share Issue Costs	(26,634)	-			(26,634)
Option Issue Reserve	-		-	-	-
Foreign Currency Translation Reserve	-		6,398	-	6,398
Balance at 31 December 2006	4,531,827	1,370	242,095	(4,315,949)	459,343
Loss attributable to members for half-year				(1,018,196)	(1,018,196)
Shares Issued during the half-year	872,110	-			872,110
Share Issue Costs	(135,254)	-			(135,254)
Option Issue Reserve			-	-	-
Foreign Currency Translation Reserve			32,856	-	32,856
Balance at 30 June 2007	5,268,683	1,370	274,951	(5,334,145)	210,859
Loss attributable to members for half year				(1,100,187)	(1,100,187)
Shares Issued during the year	2,329,549	-			2,329,549
Share Issue Costs	(53,603)	-			(53,603)
Option Issue Reserve			27,225		27,225
Foreign Currency Translation Reserve			51,744		51,744
Balance at 31 December 2007	7,544,629	1,370	353,920	(6,434,332)	1,465,587

The above statement of changes in equity should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
CONSOLIDATED CASHFLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

	Consolidated	
	31 December	31 December
CASH FLOWS FROM OPERATING ACTIVITIES	2007	2006
Payments to suppliers and employees	(1,235,685)	(943,623)
Sales revenue	45,241	17,975
Other revenue	100,000	15,130
Interest received	29,041	12,223
Net cash provided by (used in) operating activities	(1,061,403)	(898,295)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(52,512)	(1,096)
Purchase of oil leases	(31,377)	-
Proceeds from sale of property, plant and equipment	5,050	-
Proceeds from sale of investments	2,659	-
Net cash provided by (used in) investing activities	(76,180)	(1,096)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares (net of raising costs)	2,275,946	429,046
Loans made or repayment of borrowings	(4,139)	(42,710)
Net cash provided by (used in) financing activities	2,271,807	386,336
Net increase/(decrease) in cash held	1,134,224	(513,055)
Cash at beginning of half-year	66,975	833,593
Cash at end of half-year	1,201,199	320,538

The above cash flow statement should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report for the interim half-year reporting period ended 31 December 2007 has been prepared in accordance with Australian Accounting Standard 134 "Interim Financial Reporting" and the Corporations Act 2001.

The historical cost basis has been used, except for investment properties, land and buildings, derivatives and available-for-sale financial assets which have been measured at fair value.

This interim report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. Accordingly, this interim financial report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Westralian Gas and Power Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The same accounting policies and methods of computation have generally been followed in this interim financial report as compared with the most recent annual financial report.

NOTE 2: WORKING CAPITAL

The consolidated entity incurred a loss for the period of $1,100,187 (in the prior year to 30 June 2007 $2,127,933) and a cash outflow from operating activities of $1,061,403 (in the prior year to 30 June 2007 $1,739,183).

At 31 December 2007 the consolidated entity had cash assets of $1,201,199 (30 June 2007 $66,975) and working capital of $1,127,823 (30 June 2007 ($81,029)).

As the company continues to invest in exploring and developing its assets, the company may require additional working capital that may be funded through, cash flows from existing assets, proceeds from asset sales or additional capital raisings by share placements. As such, the Directors consider the company can manage its assets to ensure sufficient funds are available to meet its financial responsibilities. Based on this, the Directors consider it appropriate that the financial report be prepared on a going concern basis.

NOTE 3: EARNINGS PER SHARE

		Half Year Ended 31/12/07	Half Year Ended 31/12/06
a.	Earnings used in the calculation of basic EPS	(1,100,187)	(1,109,738)
	Earnings used in the calculation of dilutive EPS	(1,100,187)	(1,109,738)
b.	Weighted average number of ordinary shares outstanding during the half-year used in calculation of basic EPS	63,475,593	38,635,231
	Weighted average number of ordinary shares outstanding during the half-year used in calculation of dilutive EPS	63,475,593	38,635,231

c. Classification of securities

The options on issue have not been included in the calculation of dilutive EPS because their exercise would not be dilutive in nature.

The converting incentive preference shares are not included in the determination of basic or diluted earnings per share as they are convertible upon the Company achieving specified production reserves or share prices for the Company shares on ASX. At the reporting date these thresholds had not been achieved.

d. Earning per share

Earnings per share - cents	(1.7)	(2.9)
Dilutive earnings per share - cents	(1.7)	(2.9)

NOTE 4: EQUITY SECURITIES ISSUED

a. Ordinary shares	Half-year ended 31/12/2007 Number	Half-year ended 31/12/2006 Number	Half year ended 31/12/2007 $	Half year ended 31/12/2006 $
At the beginning of the period	54,592,500	37,978,000	5,268,683	4,101,411
Shares issued during the period				
Issue on 8 December 2006	-	5,696,000		455,680
Issue on 6 July 2007	2,800,000	-	350,000	-
Issue on 26 October 2007	17,213,470	-	1,979,549	-
Transaction costs relating to share issues		-	(53,603)	(26,634)
At reporting date	74,605,970	43,674,000	7,544,629	4,530,457

Ordinary shares participate in dividends and the proceeds on winding up in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b. Converting Incentive Preference Shares (CIPS)	Half-year ended 31/12/2007 Number	Half-year ended 31/12/2006 Number	Half year ended 31/12/2007 $	Half-year ended 31/12/2006 $
At the beginning of reporting period	13,700,000	13,700,000	1,370	1,370
Shares issued during year	-	-	-	-
At reporting date	13,700,000	13,700,000	1,370	1,370

c. Listed Options	Half-year ended 31/12/2007 Number	Half-year ended 31/12/2006 Number	Half year ended 31/12/2006 $	Half-year ended 31/12/2005 $
At the beginning of reporting period	16,000,000	16,000,000	-	-
Options issued during year	250,000	-	-	-
At reporting date	16,250,000	16,000,000	-	-

d. Unlisted Options

	Half-year ended 31/12/2007 Number	Half-year ended 31/12/2006 Number	Half-year ended 31/12/2007 $	Half-year ended 31/12/2006 $
At the beginning of reporting period	8,000,000	8,000,000	235,697	235,697
2,250,000 options exercisable at 25 cents on or before 30/11/10	2,250,000	-	27,225	-
At reporting date	10,250,000	8,000,000	262,922	235,697
Total Contributed Equity including Ordinary Shares, Option Issue Reserve and CIPS			7,808,921	4,767,524

NOTE 5: SEGMENT REPORTING

Primary Reporting – Geographical Segments

The Company operates in the one industry segment of oil and gas. The Company evaluates performance by geographical segment and currently considers the activities of exploration and production as one business segment.

Half year ended 31 December 2007	Australia	USA	Intersegment eliminations	Consolidated
Total segment revenue	196,718	23,153	(60,000)	159,871
Intersegment sales	-	-	-	-
Total sales revenue	6,518	23,153	-	29,671
Segment result	(518,901)	(581,286)	-	(1,100,187)

Half year ended 31 December 2006	Australia	USA	Intersegment eliminations	Consolidated
Total segment revenue	87,223	18,106	(60,000)	45,329
Intersegment sales	-	-	-	-
Total sales revenue	-	17,975	-	17,975
Segment result	(747,931)	(361,807)	-	(1,109,738)

NOTE 6: CONTINGENT LIABILITIES

There have been no changes in contingent liabilities or contingent assets since the last annual reporting date, 30 June 2007.

NOTE 7: CAPITAL COMMITMENTS

There have been no material changes in capital commitments since the last annual reporting date, 30 June 2007.

NOTE 8: RELATED PARTY TRANSACTIONS

On 30 November 2007, 2,250,000 share options were granted to a Director, Mr Geoffrey Hill (2,000,000) and the Company Secretary, Mr Dean McKenzie (250,000) to take up ordinary shares at an exercise price of $0.25 each. The options are exercisable on or before 30 November 2010. The options hold no voting or dividends rights and are not transferable. The options were approved by shareholders at the company's AGM in November 2007.

Under the accounting standard AASB2 Share Based Payments, the Company has recognised the fair value of the 2,250,000 Incentive Options. At the 31 December 2007, an expense of $27,225 has been recognised in the income statement with a corresponding adjustment to equity being an Option Issue Reserve.

The options have been valued using the Black-Scholes methodology with the following assumptions:

i. The risk free rate 6.57% is the Commonwealth Government securities rate at 10 October 2007 with a maturity date approximating that of the expiration period of the incentive options;
ii. The underlying security spot price $0.14 used for the purposes of this valuation is based on the price of the company's shares as at 10 October 2007;
iii. For the purposes of the valuation, no future dividend payments have been forecast;
iv. For the purposes of the valuation it is assumed that the Incentive Options will not be exercised any earlier than the expiry date of 30 November 2010; and
v. An expected price volatility of the company's shares of 30%.

NOTE 9: EVENTS SUBSEQUENT TO REPORTING DATE

On 11 March 2008 the 13,700,000 CIPS (refer Note 4b) were automatically converted into 17,340 ordinary shares.

There have been no further significant events subsequent to the reporting date.

NOTE 10: COMPANY DETAILS

The registered office and principal place of business of the company is Suite 1, 46 Ord Street, West Perth, Western Australia.

Directors' Declaration

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 6 to 13 are in accordance with the Corporations Act 2001 and:

   a. Comply with Accounting Standard (AASB 134; Interim Financial Reporting), the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

   b. Give a true and fair view of the financial position of the consolidated entity as at 31 December 2007 and of its performance for the half-year ended on that date;

2. in the directors' opinion, on the basis of the matter referred to in Note 2, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Peter Briggs
Chairman

Perth, Western Australia
12 March 2008

BDO BDO Kendalls

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay Street
SUBIACO WA 6008
PO Box 700
SUBIACO WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

**INDEPENDENT AUDITOR'S REVIEW REPORT
TO THE MEMBERS OF WESTRALIAN GAS AND POWER LIMITED**

We have reviewed the accompanying half-year financial report of Westralian Gas and Power Limited, which comprises the condensed balance sheet as at 31 December 2007, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors' declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year in order for the disclosing entity to lodge the half-year financial report with the Australian Securities and Investments Commission.

Directors' Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the disclosing entity's financial position as at 31 December 2007 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Westralian Gas and Power Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

BDO Kendalls

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Westralian Gas and Power Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and Corporations Regulations 2001.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our conclusion, we draw attention to Note 2 in the interim financial report and the heading of working capital. Westralian Gas and Power Limited incurred a net loss of $1,100,187 (30 June 2007 $2,127,933) during the half year ended 31 December 2007 and had cash assets of $1,201,199 (30 June 2007 $66,975). These conditions, along with other matters as set forth in Note 2, indicate the existence of a significant uncertainty which may cast doubt about the consolidated entity's ability to continue as a going concern and as a consequence realise its asset values and extinguish its liabilities at their current book values.

BDO Kendalls Audit & Assurance (WA) Pty Ltd

BDO Kendalls

C Burton

Chris Burton
Director

Perth, Western Australia
12 March 2008

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

FORM 604 – SUBSTANTIAL HOLDER

Date:	12th March 2008
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please refer to the attached form 604 detailing the change of interests of a substantial holder.

Stephen Thomas
Managing Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Westralian Gas and Power Limited

ACN/ARSN: 109 213 470

1. Details of substantial holder(1)

Name: SLT Family Trust / Stephen L Thomas / The Harley Super Fund ("SLT FT/ SLT/ H SF")

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 11/03/08

The previous notice was given to the company on: / /

The previous notice was dated: 23/01/08

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ord. Shares	9,661,173	12.95%	9,744,843	13.06%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
11/03/08	Stephen L Thomas (atf SLT Fam	Conversion of CIPs to shares	$685	8,670	8,670
	The Harley Super Fund	Past adjustment recognised	-	75,000	75,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
SLT FT/ SLT/ H SF	SLT Family Trust	SLT Family Trust	Fully paid ordinary shares	9,008,670	9,008,670
SLT FT/ SLT/ H SF	Stephen L Thomas	Stephen L Thomas	Fully paid ordinary shares	561,173	561,173
SLT FT/ SLT/ H SF	The Harley Super Fund	The Harley Super Fund	Fully paid ordinary shares	175,000	175,000

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SLT as trustee for SLT Family Trust & Harley Supe	c/- Somes & Cooke, PO Box 709 West Perth WA 6872
Stephen L Thomas	c/- WGP, Suite 1, 46 Ord Street West Perth WA 6872

Signature

print name Stephen L Thomas capacity Director

sign here [signature] date 11 / 03 / 08

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2007

Date:	21st September 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 71

Please find attached the Westralian Gas and Power Limited Audited Financial Statements for the year ended 30 June 2007.

The final Annual Report to Shareholders will be provided to the ASX once the document has been fully published in preparation for distribution to shareholders.

Westralian Gas and Power Ltd.

Dean McKenzie
Company Secretary

WESTRALIAN GAS AND POWER LIMITED

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE 2007



Table of Contents

CHAIRMAN'S REPORT

As Chairman, I am pleased to report that during 2007 we have seen the fruits of two years of active on shore and off shore exploration.

With the completion of an extensive seismic programme and signing of native title agreements for the company's coal seam gas leases we were able to highlight the potential for gas in the South West. This attracted ERM Gas as a joint venture partner. ERM is part of the biggest private power station company in Australia (ERM Power) and it is developing two power stations in Western Australia. At the completion of the joint venture, WestGas will have a 25 per cent free carried interest and the return of three million dollars, representing its past exploration costs in full.

With our joint venture partners in the off shore Perth basin, under the team leadership of Dr. Michael Middleton, we engaged some of the world's leading experts in Perth and the USA to reassess all the old exploration work. In the light of modern day knowledge, this enabled us to identify new structures including a gas chimney not seen before. The results of this work attracted ROC Oil to farm into our leases. As a result, the joint venture partners will receive a 20 per cent free carried interest after expenditure of 37 million. This will include drilling two wells.

These two joint ventures eliminate our ongoing exploration costs and will allow WestGas to drill and explore its four thousand acres of oil properties in Kentucky, USA. This area has a proven history of oil discoveries and production.

During the year WestGas began discussions with a number of companies about capturing and burying carbon dioxide (geosequestration) within its off shore and coal seam gas leases in the South West. We believe these leases have potential reservoirs to bury millions of tons of carbon dioxide. This is a new and exciting business that will help our state keep the air cleaner in the future.

WestGas is looking forward to the challenges in 2008. It is working to finalise negotiations to become a joint venture partner with a major international petroleum company to expand its on and off shore exploration activities throughout Australia. I believe that the true potential for petroleum in Australia is yet to be fully exploited. This along with some success with exploration and oil production in Kentucky will see WestGas make the transition from an exploration company to a balanced explorer and production company.

I thank my fellow directors and staff for their hard work and guidance during the year and look forward to the challenges of 2008.

Peter Briggs
Chairman

REVIEW OF OPERATIONS

With the successful farming out of the Company's holdings in Western Australia the Company now holds a significant free carried interest in both the onshore and offshore areas while being able to focus on its Kentucky interests.

Burkesville Kentucky - Sunset Energy LLC 100%

Since the Company's initial move into the Kentucky oil business in March of 2006 it has continued to grow its business in Cumberland County Kentucky through its wholly owned subsidiary Sunset Energy LLC. By pursuing the acquisition of prospective leases within the county, Sunset has now in excess of 3000 acres of leases with the aim of establishing a base line holding of between 4000 and 4500 acres.

The original two oil leases purchased in 2006 continue to produce small amounts of oil from the original old wells while exploration on new leases has produced very encouraging results.

The move to increase the focus in Cumberland County Kentucky USA is based on the following factors:

- The existing oil wells on a number of the leases offer an immediate cash flow to the Company.
- The acquisition costs of leases in the county are modest with a royalty of 12.5% to the land-owner.
- The acquisition price often includes tanks, wellheads and pumps on all the operating wells with some spare equipment at little or no cost.
- All leases have access to mains power with a small price for connection to the wells, which are not yet in production.
- Oil produced from the wells is pumped into the company's tanks and collected once the tank is full. The oil is shipped to a refinery 20 kilometres away.
- The operating costs for the existing wells are minimal with only local supervisory staff required at a relatively low cost.
- The oil wells are low-pressure thus reducing production risks.
- Additional field equipment can be accessed quickly from local suppliers.
- The Company has been able to establish an immediate working relationship with the local landowners and is building on these relationships by hiring local contractors in the town.
- Stable commercial and political climate.

Over the past twelve months the Company's exploration program has assisted in developing a clearer model of the geology of the general area and the potential oil reservoirs within its lease areas. Through seismic and drilling programs on a number of leases the Company has tested their prospectivity and has had success in producing oil from all the known hydrocarbon bearing horizons.

A number of the Company's initial test wells have produced significant amounts of oil. This has added to the knowledge base as well as providing a top up of the funds available for future exploration.

GEOLOGICAL DISCUSSION

Although the zones of interest are very shallow in terms of depth when compared with conventional oil and gas wells the geological section is very old. The area of interest ranges from the Knox Formation of the Lower Cambrian (530 million years approx) to the Granville Sand of the Lower Ordovician (480 million years approx).

The section is composed almost entirely of limestone and the oil has been sourced a long way from where it is now reservoired. The included geological section (Figure 1) shows the formations, which are the focus of the company's exploration efforts.


ERA
PERIOD
STRATIGRAPHY
GEOLOGICAL FORMATION
DEVONIAN
MIDDLE ORDOVICIAN
ORDO - MIDDLE - TRENTON
PALEOZOIC
CAMBRIAN
Chattanooga Shale (20-30')
Cumberland (Unconformity)
Eden - Leipers
Million
Cynthiana (Catheys)
Granville (2-10')
Cynthiana
Upper Sunnybrook
Lower Sunnybrook
Mudd Cave (5-10')
Pencil Cave (5-10')
Stones River
Murfreesboro (336')
Wells Creek (30')
Knox (700 - 1200')
Rose Run (30')
Copper Ridge (2000')
WESTRALIAN GAS & POWER LIMITED
GENERALISED GEOLOGY
OF THE CINCINNATI ARCH
SOUTH CENTRAL KENTUCKY

Figure 1 - Geological Section

The formations of interest are:

1.	The Granville Sand	Lower to Middle Ordovician
2.	Upper Sunny Brook	Lower Ordovician
3.	Stones River	Lower Ordovician
4.	Knox Formation	Lower Cambrian

A number of the older existing oil wells in and around the leases were drilled up to 40 years ago with depths ranging from 100 metres to 350 metres. The shallow wells in the Granville Sand recently drilled on the Carter Lease cost approximately US $15,000 to drill, complete and put on pump. The only additional cost is running electricity from the existing mains supply to the site, which in most cases is nearby. Exploration wells in the Knox Formation may be more expensive however as the Knox is known for significant discoveries of up to 1,000 barrels of oil per day in and around Cumberland County it is considered worth the costs of exploration.

Since the acquisition of the first leases in the county each of the wells has been assessed for its ability to produce economic amounts of oil over time.

Carters 1, 3, 6 and 15 along with Stockton's 6 and 7 are still producing small amounts of oil which is sufficient to meet the pumping and lease holding costs.

The Company recorded a seismic survey in late 2006 and a number of significant structural anomalies were delineated on the Carter lease. Several of these targets have now been drilled with encouraging results.

The Carter wells in the Granville Formation, which is made up of sandy limestones, are approximately 120 metres deep. This formation is known to produce modest amounts of oil on a daily basis however their life span can be for up to 30 years. The results support the Company's concept of farming oil over a long period to establish consistent base load oil production.

Of the new leases acquired, the Riddle Lease has proved to be a successful test of the Stones River and Murfreesboro Formations which both produced significant live oil when drilled.

Results from the drilling have assisted in delineating a number of new well locations, which have been permitted for drilling later in the year.

The Company has also secured further large landholdings within the county where only limited exploration has been undertaken. These leases have had some drilling with many holes showing live oil and will be included in the ongoing exploration program.

The Company is presently in negotiation with a number of farmers for a lease on their properties. These properties either adjoin or are near to existing leases.

With the increasing activity in Kentucky we feel the coming year will be very exciting for the Company and its shareholders.

Stephen Thomas
Managing Director

DIRECTORS' REPORT

In accordance with a resolution of the Board, the directors present their report on the Group, consisting of Westralian Gas and Power Limited and the entities it controlled at the end of, or during the financial year ended 30 June 2007.

Directors

The names of directors in office at any time during or since the end of the year are:

- Peter Briggs
- Stephen Leslie Thomas
- Alan Robert Burns

The directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Company Secretary

Dean McKenzie (ACIS, CA) was appointed Company Secretary on 22 June 2007, replacing Mr Paul Fromson. Mr McKenzie is a Chartered Secretary and Chartered Accountant with over fifteen years of professional experience.

Principal Activities

The principal activity of the Company during the financial year was exploration and production of oil in Kentucky USA. Exploration for coal seam methane gas in the south west of Western Australia and analysis of the offshore oil and gas permits off the south west coast of Western Australia also continued.

Review of Operations

A review of the Group operations is provided on page 3.

Operating Results

The loss of the Group after providing for income tax of nil (2006 - nil) was $2,127,933 (in the prior year a loss of $1,801,108).

Financial Position

The net assets of the group have decreased by $921,408 from $1,132,267 at 30 June 2006 to $210,859 at 30 June 2007 as a result of the reported operating loss of the group.

The Company completed an equity raising during the year of $1,167,272.

As at 30 June 2007 the Group had cash assets of $66,975.

Dividends Paid or Recommended

No dividends were paid or declared for payment.

After Balance Date Events

Since the end of the financial year, subsequent events referred to in Note 29 of the Financial Statements have occurred.

Except for the matters referred to in Note 29 the directors are not aware of any other matters or circumstances that have arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect the Group in future financial years.

Significant Changes in State of Affairs

There are no other significant changes in the nature of activities or the state of affairs of the Group.

Future Developments, Prospects and Business Strategies

The Group will continue exploration on its oil permits in Kentucky USA and will also seek to boost production from its existing wells. The Group will also be active with joint venture partners who are involved in Western Australian onshore Coal Seam Methane projects and offshore oil and gas permits. The Group also plans to continue to search for opportunities within Western Australia similar to those presented by the recent farm out arrangements in regard to the onshore Coal Seam Methane and the offshore oil and gas.

Environmental Issues

The Group maintains an active policing of environmental issues at all of its exploration locations.

Both CALM and EPA have assessed the Group's seismic operations methods and both government bodies have accepted the field management and environmental management plans. Further the field crew is required to strictly adhere to the operations manual of which the environmental guidelines are provided.

The Company maintains a proactive stance in its approach to maintaining its drill sites regarding both safety and environmental issues.

Information on Directors

Peter Briggs	Executive Chairman
Qualifications	Mr Briggs qualified as a registered builder after completing his building diploma in 1967.
Experience	Mr Briggs commenced his involvement with public companies in 1973 and since then has been involved in 30 listed companies with interests including oil and gas production in the USA, and exploration and oil and gas drilling in the Middle East and Australia. Appointed Executive Chairman upon incorporation of the company on 24 May 2004.
Interest in Shares and Options	12,232,100 Ordinary Shares, 6,850,000 Converting Incentive Preference Shares and 4,000,000 unlisted options in Westralian Gas and Power Ltd.
Special Responsibilities	Chairman
Directorships held in other listed entities	Nil

Stephen Leslie Thomas	Managing Director
Qualifications	Bachelor of Science (Hons) in Geology and Geophysics from the University of Cardiff in 1978.
Experience	Mr Thomas has held a number of managerial positions both technical and corporate within the field of oil and gas exploration since 1978. Mr Thomas moved into the coal seam methane industry in 1997 when became managing director of Growth Resources NL. Appointed Managing Director at incorporation on 24 May 2004.
Interest in Shares and Options	10,528,963 Ordinary Shares and 6,850,000 Converting Incentive Preference Shares.
Special Responsibilities	Managing Director
Directorships held in other listed entities	None

Alan Robert Burns	Non Executive Director
Qualifications and Experience	Mr Burns is the former Chairman and was the Founder of two companies listed on the Australian Stock Exchange, Hardman Resources Ltd and Carnegie Corporation Ltd. Hardman Resources is also listed on AIM in the UK and currently has a market capitalisation of approximately A$1.5billion. Board member since 18 September 2004.
Interest in Shares and Options	932,500 Ordinary Shares and 3,000,000 unlisted options in Westralian Gas and Power Limited.
Special Responsibilities	Independent director
Directorships held in other listed entities	Non executive director of Carnegie Corporation Ltd.

Remuneration Report (Audited)

The information provided under headings b. to c. includes remuneration disclosures that are required under Accounting Standard AASB124 Related Party· Disclosures. These disclosures have been transferred from the financial report and have been audited.

This report details the nature and amount of remuneration for each director of the Company and for each key management personnel (as defined in AASB 124 Related Party Disclosures).

a) Names and positions held of Directors and Key Management Personnel in office at any time during the financial year are:

Directors	
Peter Briggs	Executive Chairman
Stephen Leslie Thomas	Managing Director
Alan Robert Burns	Non Executive Director
Other Key Management Personnel	
Paul Fromson	Company Secretary to 22 June 2007
Dean McKenzie	Company Secretary from 22 June 2007

b) Directors' Remuneration

2007	Short Term Employee Benefits			Post employment	Share Based Payment	Total
	Salary, Fees & Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
	$	$	$	$	$	$
Peter Briggs	106,000	4,000	-	-	-	110,000
Stephen Leslie Thomas	189,000	4,000	-	-	-	193,000
Alan Robert Burns	30,000	-	-	2,700	-	32,700
	325,000	8,000	-	2,700	-	335,700

2006	Short Term Employee Benefits			Post employment	Share Based Payment	Total
	Salary, Fees & Commissions	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
	$	$	$	$	$	$
Peter Briggs	104,000	-	-	-	-	104,000
Stephen Leslie Thomas	180,000	-	-	-	-	180,000
Alan Robert Burns	30,000	-	-	2,700	176,773	209,473
	314,000	-	-	2,700	176,773	493,473

c) Key Management Personnel Remuneration

2007	Short Term Employee Benefits			Post employment	Share Based Payment	Total
	Salary & Fees	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
	$	$	$	$	$	$
Paul Fromson	62,899	500	-	-	-	63,399
Dean McKenzie	6,914	-	-	-	-	6,914
	69,813	500	-	-	-	70,313

2006	Short Term Employee Benefits			Post employment	Share Based Payment	Total
	Salary & Fees	Cash Bonus	Non-Cash Benefits	Super-annuation	Options	
	$	$	$	$	$	$
Paul Fromson	48,000	-	-	-	58,924	106,924

Remuneration Policy

The remuneration policy of Westralian Gas and Power Ltd has been designed to align director and executive objectives with shareholder and business objectives by providing a fixed remuneration component and offering specific long-term incentives based on shareholder wealth. The board of Westralian Gas and Power Ltd believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best directors and executives to run the economic entity.

The executive chairman (Peter Briggs) and the managing director (Stephen Thomas) are employed via consultancy agreements. The contracts both commenced on 1 January 2005 and were for a term of 2 years which ended on 1 January 2007. These contracts have been renewed until 1 January 2008. The non executive director (Alan Burns) does not have an employment agreement and is paid directors fees only (and superannuation thereon). The company secretary is also engaged via a consultancy agreement which provides for remuneration of a base retainer of $955 per week with additional remuneration based on additional input as demanded by the levels of corporate activity.

The consultancy agreement for the executive chairman and managing director may be terminated by the company or the consultant by 3 months written notice. Termination payments are generally not payable on resignation or dismissal for serious misconduct. In the instance of serious misconduct the company can terminate employment at any time. Any renewal options not exercised before or on the date of termination will lapse.

Performance Based Remuneration

Remuneration of the directors is linked to the performance of the Group by virtue of the options and converting incentive preference shares held by the directors. Two of the directors hold converting incentive preference shares which may be converted to ordinary shares based upon specified achievements, however these were not granted as part of their remuneration package. Full details of these shares are disclosed in the notes to the accounts. The non-executive director Alan Burns was issued 3,000,000 unlisted options at an exercise price of 30 cents. The exercise price is well above the market price of shares and the options are considered performance based remuneration as they have value if the board is successful in improving the share price of the company through its performance.

Meetings of Directors

During the financial year, 7 formal meetings of directors were held. Attendances by each director during the year were as follows:

	DIRECTORS' MEETINGS	
	Number eligible to attend	Number Attended
Peter Briggs	7	7
Stephen Thomas	7	7
Alan Burns	7	7

The directors also held regular management meetings.

The board has recently established an audit committee that comprises the Non-Executive Director and the Company Secretary. The audit committee did not meet during the year.

The board has not established any formal remuneration or other committees because of the size and nature of the board.

Indemnifying Officers

The company does not have Directors and Officers insurance or any agreements in place to indemnify or pay insurance premiums.

Proceedings on Behalf of Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings.

The company was not a party to any such proceedings during the year.

Options

At the date of this report, the unissued ordinary shares of Westralian Gas and Power Ltd under option are as follows:

Directors Options

Grant Date	Date Vested and Exercisable	Date of Expiry	Exercise Price	Number under Option	Value per Option Grant Date
17/09/2004	17/09/2009	17/09/2009	$0.30 each	4,000,000	$1,200,000
30/11/2005	30/11/2008	30/11/2008	$0.30 each	3,000,000	$ 900,000

Staff Options

Grant Date	Date Vested and Exercisable	Date of Expiry	Exercise Price	Number under Option	Value per Option Grant Date
30/11/2005	30/11/2008	30/11/2008	$0.30 each	1,000,000	$ 300,000

Options Listed on the Australian Stock Exchange

Grant Date	Date Vested and Exercisable	Date of Expiry	Exercise Price	Number under Option	Value per Option Date
First quoted 21/03/05	17/09/2009	17/09/2009	$0.25 each	16,250,000	$ 4,062,500

Non-audit Services

The Company's auditors also act as tax agent for the group. The board of directors is satisfied that the provision of non-audit services by BDO Kendalls is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. Taxation services have been provided during the year at normal commercial rates. The full board of Westralian Gas and Power Ltd is satisfied that the provision of non-audit services did not compromise the auditor independence requirements of the Corporations Act 2001 because none of the services provided undermine the general principles of auditor independence as set out in APES 110 Code of Ethics for Professional Accountants. No payments, other than for taxation services, were made for non-audit services during the year and no amounts were owed for non-audit services at year end.

The following fees for non-audit services were paid/payable to a related entity of the external auditors during the year ended 30 June 2007:

Taxation Services (BDO Kendalls (WA) Pty Ltd) $11,640

Auditor's Independence Declaration

The auditor's independence declaration as required under Section 307C of the Corporations Act 2001 for the year ended 30 June 2007 has been received and can be found on page 55.

Signed in accordance with a resolution of the Board of Directors.

Peter Briggs
Director

Dated this 20th day of September 2007

Westralian Gas and Power Limited
INCOME STATEMENT
YEAR ENDED 30 JUNE 2007

		Economic Entity		Parent Entity	
		$	$	$	$
	Note	2007	2006	2007	2006
Revenues from continuing operations	3	143,565	97,161	164,865	97,161
Employee benefits and consultants expense		(540,810)	(401,333)	(488,028)	(401,333)
General and administration expense		(645,015)	(386,630)	(427,281)	(371,734)
Depreciation and amortisation expense	4	(47,760)	(11,981)	(23,092)	(11,934)
Exploration expenditure written off	4	(741,673)	(857,124)	(148,472)	(853,084)
Production expenditure		(58,422)	-	-	-
Development expenditure written off		(147,498)	-	(147,498)	-
Option issue cost	27	-	(235,697)	-	(235,697)
Other expenses		(90,320)	(5,504)	(88,836)	(4,325)
Loss before income tax expense	20	(2,127,933)	(1,801,108)	(1,158,342)	(1,780,946)
Income tax expense	5	-	-	-	-
Loss for the year		(2,127,933)	(1,801,108)	(1,158,342)	(1,780,946)
Basic and diluted loss per share (cents per share)	9	(4.70)	(4.74)		

The Income Statements should be read in conjunction with the accompanying Notes to the Financial Statements.

WESTRALIAN GAS AND POWER LIMITED
BALANCE SHEET
AS AT 30 JUNE 2007

	Note	Economic Entity		Parent Entity	
		$	$	$	$
		2007	2006	2007	2006
CURRENT ASSETS					
Cash and cash equivalents	10	66,975	833,593	61,911	830,053
Trade and other Receivables	11	52,702	44,250	27,609	44,212
TOTAL CURRENT ASSETS		119,677	877,843	89,520	874,265
NON-CURRENT ASSETS					
Trade and Other Receivables	11	1,600	1,600	1,121,540	114,763
Property, plant and equipment	13	158,990	101,955	75,466	94,603
Other assets	14	126,707	215,716	-	134,995
Other financial assets	15	4,591	2,660	3,410	1,310
TOTAL NON-CURRENT ASSETS		291,888	321,931	1,200,416	345,671
TOTAL ASSETS		411,565	1,199,774	1,289,936	1,219,936
CURRENT LIABILITIES					
Trade and Other Payables	17	199,172	66,864	127,042	66,864
Short-term provisions	18	1,534	643	1,534	643
TOTAL CURRENT LIABILITIES		200,706	67,507	128,576	67,507
TOTAL LIABILITIES		200,706	67,507	128,576	67,507
NET ASSETS		210,859	1,132,267	1,161,360	1,152,429
EQUITY					
Contributed Equity	19	5,270,053	4,102,781	5,270,053	4,102,781
Reserves	20	274,951	235,697	235,697	235,697
Accumulated losses	20	(5,334,145)	(3,206,211)	(4,344,390)	(3,186,049)
TOTAL EQUITY		210,859	1,132,267	1,161,360	1,152,429

The balance sheets should be read in conjunction with the accompanying Notes to the Financial Statements.

WESTRALIAN GAS AND POWER LIMITED AND CONTROLLED ENTITIES
STATEMENT OF CHANGES IN EQUITY
FOR YEAR ENDED 30 JUNE 2007

	Share Capital				
	Ordinary $	Converting Incentive Preference Shares $	Reserves $	Accumulated Losses $	Total $
Economic Entity					
Balance at 1 July 2005	4,101,411	1,370	-	(1,405,103)	2,697,678
Loss attributable to members	-	-	-	(1,801,109)	(1,801,109)
Total recognised income and expense for the year	-	-	-	(1,801,109)	(1,801,109)
Share Option Expense	-	-	235,697	-	235,697
Balance at 30 June 2006	4,101,411	1,370	235,697	(3,206,212)	1,132,266
Balance at 1 July 2006	4,101,411	1,370	235,697	(3,206,212)	1,132,266
Loss attributable to members	-	-	-	(2,127,933)	(2,127,933)
Transfers to and from Reserves					
Foreign Currency Translation Reserve	-	-	39,254	-	39,254
Total recognised income and expense for the year			39,254	(2,127,933)	(2,088,679)
Shares Issued during the year	1,329,160	-	-	-	1,329,160
Share Issue Costs	(161,888)	-	-	-	(161,888)
Balance at 30 June 2007	5,268,683	1,370	274,951	(5,334,145)	210,859
Parent Entity					
Balance at 1 July 2005	4,101,411	1,370	-	(1,405,103)	2,697,678
Loss attributable to members	-	-	-	(1,780,946)	(1,780,946)
Total recognised income and expense for the year			-	(1,780,946)	(1,780,946)
Shares Issued during the year	-	-	-	-	-
Share Option Expense	-	-	235,697	-	235,697
Balance at 30 June 2006	4,101,411	1,370	235,697	(3,186,049)	1,152,429
Balance at 1 July 2006	4,101,411	1,370	235,697	(3,186,049)	1,152,429
Loss attributable to members	-	-	-	(1,158,341)	(1,158,341)
Total recognised income and expense for the year			-	(1,158,341)	(1,158,341)
Shares Issued during the year	1,329,160	-	-	-	1,329,160
Share Issue Costs	(161,888)	-	-	-	(161,888)
Balance at 30 June 2007	5,268,683	1,370	235,697	(4,344,390)	1,161,360

The above statements of changes in equity should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
CASH FLOW STATEMENT
YEAR ENDED 30 JUNE 2007

	Note	Consolidated Entity		Parent Entity	
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES		2007	2006	2007	2006
Receipts from customers		102,405	-	22,938	-
Payments to suppliers and employees		(1,194,253)	(824,660)	(887,203)	(804,545)
Payments for exploration expenditure		(767,731)	(853,084)	(137,075)	(853,084)
Interest received		21,927	97,161	21,927	97,161
GST		98,469	80,042	98,217	80,080
Net cash inflows/(outflows) from operating activities	24	(1,739,183)	(1,500,541)	(881,196)	(1,480,388)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		(84,454)	(100,669)	(3,955)	(93,270)
Acquisition of Oil Lease Permits		(66,327)	(80,721)	-	-
Development expenditure		(12,501)	(134,995)	(12,501)	(134,995)
Investment in subsidiary		-	-	-	(10)
Incorporation of subsidiary		-	(1,360)	-	-
Investment in listed entity		-	(2,000)	-	(2,000)
Net cash inflows/(outflows) from investing activities		(163,282)	(319,745)	(16,456)	(230,275)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares (net of raising costs)		1,167,272	-	1,167,272	-
Loan to subsidiaries		-	-	(1,006,777)	(113,163)
Repayment of borrowings		(30,986)	(3,969)	(30,986)	(3,969)
Net cash inflows/(outflows) from financing activities		1,136,287	(3,969)	129,509	(117,132)
Net increase/(decrease) in cash held		(766,178)	(1,824,255)	(786,143)	(1,827,795)
Cash at beginning of year/period		833,593	2,657,848	830,053	2,657,848
Effect of exchange rate on cash holdings in foreign currencies		(440)	-	-	-
Cash at end of year	10	66,975	833,593	61,911	830,053

The cash flow statement should be read in conjunction with the accompanying Notes to the Financial Statements.

WESTRALIAN GAS AND POWER LIMITED
NOTES TO THE FINANCIAL STATEMENTS
YEAR ENDED 30 JUNE 2007

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Westralian Gas and Power Limited as an individual entity and the consolidated entity consisting of Westralian Gas and Power Limited and its subsidiaries. Westralian Gas and Power Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange Limited.

Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRSs), other authoritative pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the Corporations Act 2001.

Compliance with IFRSs

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (IFRSs). Compliance with AIFRSs ensures that the financial report, comprising the group's financial statements and notes of Westralian Gas and Power Limited, comply with IFRSs. The parent entity financial statements and notes also comply with IFRS except that it has elected to apply the relief provided to parent entities in respect of certain disclosures contained in AASB 132 Financial Instruments: Disclosure and Presentation.

The Company has chosen to adopt early the recently revised 101 - Presentation of Financial Statements, applicable to reporting periods on or after 1 January 2007. The impact has been to reduce the disclosure required. No adjustments are required to the financial statements.

Other Australian Accounting Standards that have recently been issued or amended but are not yet mandatory have not been adopted for the annual reporting period ended 30 June 2007. There are no anticipated changes to Westralian Gas and Power Limited's accounting policies in future periods as a result of these changes. Below is a summary of recently amended or issued Accounting Standards relevant to Westralian Gas and Power Limited:

AASB reference	Title and Affected Standard(s)	Nature of change to accounting policy	Application date of standard*	Application date for Group
Interpretation 10	Interim Financial Reporting and Impairment	No change to accounting policy required. Therefore no impact.	1 November 2006	1 July 2007
Interpretation 11	AASB 2 - Group and Treasury Share Transactions	No change to accounting policy required. Therefore no impact.	1 March 2007	1 July 2007
AASB 2207-4 (issued April 2007)	Amendments to Australian Accounting Standards arising from ED 151 and other amendments	No intention to adopt any changes to accounting treatment. Therefore no impact.	1 July 2007	1 July 2007
Interpretation 12	Service Concession Arrangements	No change to accounting policy required. Therefore no impact.	1 January 2008	1 July 2008
Interpretation 13	Customer Loyalty Programs	No change to accounting policy required. Therefore no impact.	1 July 2008	1 July 2008

AASB 8 (issued February 2007)	Operating Segments	No change to accounting policy required. Therefore no impact.	1 January 2009	1 July 2009
AASB 123 (revised June 2007)	Borrowing Costs	No change to accounting policy required. Therefore no impact.	1 January 2009	1 July 2009
AASB 7 (issued August 2005)	Financial Instrument Disclosures	No change to accounting policy required. No impact.	1 January 2007	1 July 2008
AASB Int. 129 (issued February 2007)	Service Concession Arrangements: Disclosures [revised]	No change to accounting policy required. Therefore no impact.	1 January 2008	1 July 2008

* Application date is for the annual reporting periods beginning on or after the date shown in the above table.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss, certain classes of property, plant and equipment and investment property.

Accounting Policies

a) Principles of Consolidation

A controlled entity is any entity that Westralian Gas and Power Ltd can control the financial and operating policies of, so as to obtain benefits from its activities.

A list of controlled entities is contained in Note 16 to the financial statements. All controlled entities have a June financial year-end except for Sunset Energy LLC a Delaware USA based company which has a December year end.

All inter-company balances and transactions between entities in the economic entity, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the economic entity during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as separate items in the consolidated financial report.

b) Income Tax

The charge for current income tax expense is based on the profit for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the balance sheet date.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur to income taxation legislation. It is also assumed that the economic entity will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c) **Plant and Equipment**

Each class of plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation.

Plant and equipment are measured on the cost basis.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from these assets. The recoverable amount is assessed on the basis of the expected net cash flows which will be received from the assets employment and subsequent disposal. The expected net cash flows have not been discounted to their present values in determining recoverable amounts.

The cost of fixed assets constructed within the Company includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Depreciation

The depreciable amount of all fixed assets including building and capitalised lease assets, but excluding freehold land, is depreciated on a straight line basis over their useful lives commencing from the time the asset is held ready for use. Properties held for investment purposes are not subject to depreciation. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

The depreciation rates used for each class of depreciable assets are:

Class of Fixed Asset	Depreciation Rate
Furniture	7.5%
Plant and equipment	25% - 100%
Motor Vehicles	10.0%

d) **Impairment of assets**

At each reporting date, the group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset's fair value less costs to sell and value in use, is compared to the asset's carrying value. Any excess of the asset's carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

e) **Leases**

Leases of fixed assets where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company, are classified as finance leases. Finance leases are capitalised, recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Leased assets are depreciated on a straight line basis over their estimated useful lives where it is likely that the Company will obtain ownership of the asset or over the term of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred. Lease incentives under operating leases are recognised as a liability. Lease payments received reduce the liability.

f) **Interests in Joint Ventures**

The Company's share of the assets, liabilities, revenue and expenses of joint venture operations are included in the appropriate items of the statement of financial performance and financial position. Details of the Company's interests are shown in Note 12.

g) **Exploration, Evaluation and Development Expenditure**

Exploration, evaluation and development expenditure incurred is written off in respect of each identifiable area of interest. These costs are only carried forward to the extent that they are expected to be recouped through the successful development of the area or where activities in the area have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

Accumulated costs in relation to an abandoned area are written off in full against profit in the year in which the decision to abandon the area is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Costs of site restoration are provided over the life of the facility from when exploration commences and are included in the costs of that stage. Site restoration costs include the dismantling and removal of mining plant, equipment and building structures, waste removal and rehabilitation of the site in accordance with clauses of the mining permits. Such costs have been determined using estimates of future costs, current legal requirements and technology on an undiscounted basis. Any changes in the estimates for the costs are accounted on a prospective basis. In determining the costs of site restoration, there is uncertainty regarding the nature and extent of the restoration due to community expectations and future legislation. Accordingly the costs have been determined on the basis that the restoration will be completed within one year of abandoning the site.

h) Foreign currency translation

Functional and presentation currency

The functional currency of each of the group's entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity's functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Group companies

The financial results and position of foreign operations whose functional currency is different from the group's presentation currency are translated as follows:

- assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
- income and expenses are translated at average exchange rates for the period; and
- retained profits are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the group's foreign currency translation reserve in the balance sheet. These differences are recognised in the income statement in the period in which the operation is disposed.

i) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

j) Employee Benefits

Provision is made for the company's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits expected to be settled within one year together with entitlements arising from wages and salaries, annual leave and sick leave which will be settled after one year, have been measured at the amounts expected to be paid when the liability is settled plus related on-costs. Other employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Contributions are made by the Company to the superannuation funds nominated by its employees. The Company does not run an employer sponsored fund.

k) Cash

For the purpose of the statement of cash flows, cash includes:

i. cash on hand and at call deposits with banks or financial institutions, net of bank overdrafts; and
ii. investments in money market instruments with less than 14 days to maturity.

l) Contributed Equity

Ordinary shares are classified as equity.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

m) Earnings per share (EPS)

Basic earnings per share

Basic EPS is calculated as the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, divided by the weighted average number of ordinary shares outstanding during the financial year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share

Diluted EPS adjusts the figures used in basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued without consideration.

n) Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers.
Interest revenue is recognised on a proportional basis taking into account interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers.

All revenue is stated net of the amount of goods and services tax (GST).

o) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST. Inflows and outflows in the cashflow statement are accounted for on a gross basis.

p) Critical accounting estimates and judgements

The directors evaluate estimates and judgements incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the group. There are no estimates or assumptions that have a significant risk of causing a material misstatement to the financial statements.

q) **Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

r) **Investments and other financial assets**

Recognition

Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified into this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Derivatives are also categorised as held for trading unless they are designated as hedges. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Held-to-maturity investments

These investments have fixed maturities, and it is the group's intention to hold these investments to maturity. Any held-to-maturity investments held by the group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

Derivative instruments

Derivative instruments are measured at fair value. Gains and losses arising from changes in fair value are taken to the income statement unless they are designated as hedges.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm's length transactions, reference to similar instruments and option pricing models.

Impairment

At each reporting date, the group assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for sale financial instruments, a prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen. Impairment losses are recognised in the income statement.

s) Business Combinations

The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired are recorded as goodwill. If the cost of acquisition is less than the Group's share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

t) Share Based Payments

Share based compensation benefits have previously been provided. Information relating to these benefits is set out in Note 27. The fair value of options granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the optionholders became unconditionally entitled to the options.

The fair value at grant date was independently determined using the Black-Scholes and Binomial option pricing methodologies. These take into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

u) Comparative Figures

Where required by Accounting Standards comparative figures have been adjusted to conform with changes in presentation for the current financial year.

NOTE 2: GOING CONCERN BASIS

The group incurred a loss for the year of $2,127,933 (in the prior year a loss of $1,801,108). The net assets of the group have decreased by $921,408 from $1,132,267 at 30 June 2006 to $210,859 at 30 June 2007. As at 30 June 2007 the Group had cash assets of $66,975 (30 June 2006 $833,593).

In July 2007 the parent entity raised $329,972 from an issue of 2,800,000 ordinary fully paid shares, adding to the cash position (as described in Note 29). Additionally, as described in Note 29, on 5 September 2007 the parent entity has announced a Share Purchase Plan. As at the date of the announcement the parent entity is unable to determine the extent of the funds to be raised from the subscriptions received under the Share Purchase Plan. The Share Purchase Plan closes on 12 October 2007. If the Share Purchase Plan is considered 100% successful, using all of the 660 shareholders recorded on the share register on the announcement date as an approximate number of subscribers and all subscribers subscribing at the maximum of $5,000 of ordinary share capital, the Share Purchase Plan has the potential to raise $3,300,000 (before costs).

Also subsequent to the balance sheet date (as described in Note 29) the group has minimised its exposure to ongoing capital commitments in relation to the Western Australian onshore Coal Seam Methane projects and the offshore oil and gas projects.

As discussed in the Directors' report the group will continue exploration on its oil permits in Kentucky USA and will also seek to boost production from its existing wells. The Directors believe these assets will continue to demonstrate positive cash flows in the future. The group will continue to invest in exploring and developing these assets subject to available cash flow.

As the group continues to invest in exploring and developing its assets, the group may require additional working capital that may be funded through cash flows from existing assets, proceeds from asset sales or additional capital raisings by share placements. As such, the Directors consider the group can manage its assets to ensure sufficient funds are available to meet its financial responsibilities. Based on this, the Directors consider it appropriate that the financial report be prepared on a going concern basis.

NOTE 3: REVENUE		**Consolidated Entity**		**Parent Entity**	
	Note	**2007 $**	**2006 $**	**2007 $**	**2006 $**
From continuing operations					
Sale of goods		98,570	-	-	-
Interest received - other persons	4b	21,927	97,061	21,927	97,061
Management fees		-	-	120,000	-
Other revenue		23,068	100	22,938	100
Total Revenue		143,565	97,161	164,865	97,161

NOTE 4: LOSS FROM CONTINUING OPERATIONS

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Loss before income tax has been determined after:				
a) **Expenses**				
Depreciation of non-current assets:				
plant and equipment	27,419	11,981	23,092	11,934
Total depreciation	27,419	11,981	23,092	11,934
Amortisation of non-current assets:				
oil leases	20,341	-	-	-
Total amortisation	20,341	-	-	-
Rental expense on operating leases	131,487	82,889	121,424	82,889
Exploration expenditure written off	741,673	857,124	148,472	853,084
Foreign Exchange Losses	39,693	-	-	-
b) **Revenue**				
Interest received	21,927	97,061	21,927	97,061
c) **Significant Revenues and Expenses**				
The following material items are relevant in explaining the financial performance:				
Exploration expenditure written off	741,673	857,124	148,472	853,084
Development expenditure written off	147,498	-	147,498	-
Production expenditure	58,422	-	58,422	-
Employment expenses and consultancy fees	540,810	401,333	488,028	401,333
General and administration expense	645,015	386,630	427,281	371,734

NOTE 5: INCOME TAX

		Consolidated Entity		Parent Entity	
		2007	2006	2007	2006
		$	$	$	$
a)	Income tax expense/(benefit)				
	Current tax	-	-	-	-
	Deferred tax	-		-	
	Under (over) provided in prior years	-	-	-	-
		-	-	-	-
(b)	Numerical reconciliation of income tax expense to prima facie tax payable				
	Loss before income tax expense	(2,127,933)	(1,801,108)	(1,158,342)	(1,780,946)
	Prima facie tax benefit on loss at 30% (2006: 30%)	(638,380)	(540,322)	(347,503)	(534,284)
	Tax effect of amounts which are not deductible (taxable) in calculating taxable income:				
	Share-based payments	-	70,709	-	70,709
	Sundry items	4,652	5,056	4,652	5,056
		(633,728)	(464, 557)	(342,850)	(458,519)
	Movements in unrecognised temporary differences	8,450	(39,332)	4,352	(39,332)
	Tax effect of current year tax losses for which no deferred tax asset has been recognised	625,278	503,899	338,499	497,851
	Income tax expense/(benefit)	-	-	-	-
(c)	Unrecognised temporary differences				
	Deferred Tax Assets (at 30%)				
	On Income Tax Account				
	Capital raising costs	163,301	105,021	163,301	105,021
	Other	23,898	4,543	19,800	4,543
	Carry forward tax losses	1,562,142	936,864	1,562,142	936,864
		1,749,341	1,046,428	1,745,242	1,046,428
	Deferred Tax Liabilities (at 30%)				
	On Income Tax Account	-	1,192	-	1,192
	Other	-	1,192	-	1,192

Net deferred tax assets have not been brought to account as it is not probable within the immediate future that tax profits will be available against which deductible temporary differences and tax losses can be utilised.

NOTE 6: DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends were paid or declared since the start of the financial year.
No recommendation for payment of dividends has been made.

NOTE 7: KEY MANAGEMENT PERSONNEL

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the "Remuneration Report" within the Directors Report.

NOTE 8: AUDITORS' REMUNERATION

	Consolidated Entity		**Parent Entity**	
	2007 $	**2006** $	**2007** $	**2006** $
Remuneration of the auditor for:				
auditing or reviewing the financial report	27,000	40,974	27,000	40,974
other services - Taxation Services	11,640	3,311	11,640	3,311
other services provided by related practice of the auditor	-	-	-	-

NOTE 9: EARNINGS PER SHARE

		2007 $	**2006** $
a)	Earnings used in the calculation of basic EPS	(2,127,933)	(1,801,108)
	Earnings used in the calculation of dilutive EPS	(2,127,933)	(1,801,108)
b)	Weighted average number of ordinary shares outstanding during the year used in calculation of basic EPS	45,275,300	37,978,000
	Weighted average number of ordinary shares outstanding during the year used in calculation of dilutive EPS	45,275,300	37,978,000
c)	Classification of securities	-	-

The options on issue have not been included in the calculation of dilutive EPS because their exercise would not be dilutive in nature. See Note 19 for options on issue.

The converting incentive preference shares are not included in the determination of basic or diluted earnings per share as they are convertible upon the Company achieving specified production reserves or share prices for the Company shares on ASX. At the reporting date these thresholds had not been achieved.

d)	Earning per share		
	Earnings per share - cents	(4.70)	(4.74)
	Dilutive earnings per share - cents	(4.70)	(4.74)

NOTE 10: CASH AND CASH EQUIVALENTS

	Note	Consolidated Entity		Parent Entity	
		2007	2006	2007	2006
		$	$	$	$
Cash at bank		66,975	87,805	61,911	84,265
Deposits at call		-	745,788	-	745,788
		66,975	833,593	61,911	830,053

NOTE 11: TRADE AND OTHER RECEIVEABLES

	Note	Consolidated 2007 $	Consolidated 2006 $	Parent 2007 $	Parent 2006 $
CURRENT					
Trade Receivables		24,878	-	-	-
GST refund due		21,904	26,989	21,689	26,951
Amounts receivable from director related entities	26	4,295	12,287	4,295	12,287
Other amounts receivable		1,625	1,000	1,625	1,000
Accrued interest income		-	3,974	-	3,974
		52,702	44,250	27,609	44,212
NON CURRENT					
Loan to subsidiaries	26	-	-	1,119,940	113,163
Rental Bond Deposit		1,600	1,600	1,600	1,600
		1,600	1,600	1,121,540	114,763

The loans to the subsidiaries have no fixed repayment period and no interest is charged on the loans at this point in time. The loans are carried at fair value being the total amount actually loaned to the subsidiaries during the year.

NOTE 12: JOINT VENTURES

The company has a joint venture with a Director related entity, Flamestar Corporation Pty Ltd (Flamestar). The joint venture is a fully contributing joint venture with each partner contributing their share of the exploration costs. The Exploration Joint Venture Agreement is between the director related entity Red Mountain Energy Pty Ltd (RME) and Flamestar and provides for the exploration pursuant to SPA's granted pursuant to the applications for SPA 3/03-4 and 4/03-4. The participating interests of RME and Flamestar are 50% each, with RME being the manager of the joint venture. Westralian Gas and Power Ltd is farming into the RME interest in the joint venture.

NOTE 13: PLANT AND EQUIPMENT

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
At cost	202,064	113,936	114,166	106,537
Less accumulated depreciation	(43,074)	(11,981)	(38,700)	(11,934)
Total Property, Plant and Equipment	158,990	101,955	75,466	94,603
Movements in Carrying Amounts				
Balance at 1 July	101,955	13,267	94,603	13,267
Additions	84,454	100,669	3,955	93,270
Disposals	-	-	-	-
Depreciation Expense	(27,419)	(11,981)	(23,092)	(11,934)
	158,990	101,955	75,466	94,603

NOTE 14: OTHER ASSETS

NON CURRENT				
Exploration expenditure capitalised				
Opening balance of capitalised cost	-	-	-	-
Exploration expenditure incurred during period	741,673	857,124	148,472	853,084
Exploration expenditure written off during period	(741,673)	(857,124)	(148,472)	(853,084)
Closing balance of capitalised expenditure	-	-	-	-
Development expenditure capitalised				
Opening balance of capitalised cost	134,995	-	134,995	-
Development expenditure incurred during period	12,503	134,995	12,503	134,995
Development expenditure written off during period	(147,498)	-	(147,498)	-
Closing balance of capitalised expenditure	-	134,995	-	134,995
Production Leases capitalized				
Opening balance of capitalised cost	80,721	-	-	-
Lease expenditure incurred during period	66,327	80,721	-	-
Lease expenditure amortised during period	(20,341)	-	-	-
Closing balance of capitalised expenditure	126,707	80,721	-	-
Total Other Assets	126,707	215,716	-	134,995

Recoverability of the carrying amount of the Production Leases is dependent on successful development and commercial exploitation or sale of the respective areas of interest.

Capitalised costs amounting to $78,828 (2006 $215,716) have been included in cash flows from investing activities in the cash flow statement.

NOTE 15: OTHER FINANCIAL ASSETS

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
Investment in subsidiary	-	-	10	10
Investment in ASX Listed Company at cost	2,000	2,000	2,000	2,000
Adjustment to market value	1,400	(700)	1,400	(700)
Investment at market value	3,400	1,300	3,400	1,300
Incorporation Costs	1,191	1,360	-	-
Total Other Financial Assets	4,591	2,660	3,410	1,310

NOTE 16: CONTROLLED ENTITIES

a) **Controlled Entities Consolidated**

	Country of Incorporation	Percentage Owned (%) 2007	2006
Parent Entity:			
Westralian Gas and Power Ltd	Australia		
Ultimate Parent Entity			
Westralian Gas and Power Ltd	Australia		
Subsidiaries:			
Westralian Petroleum Ltd	Australia	100	100
Sunset Energy LLC	USA	100	100

NOTE 17: TRADE AND OTHER PAYABLES

	Note	Consolidated Entity		Parent Entity	
		2007 $	2006 $	2007 $	2006 $
CURRENT (all unsecured)					
Trade creditors		108,414	11,381	49,945	11,381
Sundry creditors and accrued expenses					
director related entities	26	48,000	26,691	48,000	26,691
other		42,758	28,792	29,097	28,792
Total Trade and other payables		199,172	66,864	127,042	66,864

NOTE 18: PROVISIONS

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Employee entitlements				
Aggregate Employee Benefits Liability				
Carrying amount at beginning of year	643	1,127	643	1,127
Utilisation of provision	(2,250)	(1,127)	(2,250)	(1,127)
Additional provisions recognised	3,141	643	3,141	643
Carrying amount at end of year	1,534	643	1,534	643
Total Provisions	1,534	643	1,534	643

NOTE 19: ISSUED CAPITAL

	Consolidated Entity		Parent Entity	
a) **Ordinary shares**	2007 $	2006 $	2007 $	2006 $
At the beginning of the reporting period	4,101,411	4,101,411	4,101,411	4,101,411
Shares issued during the year				-
Issue on 8 December 2006 at 8 cents per share	455,680	-	455,680	-
Issue on 14 February 2007 at 8 cents per share	873,480	-	873,480	-
Transaction costs relating to share issues	(161,888)	-	(161,888)	-
At reporting date	5,268,683	4,101,411	5,268,683	4,101,411

	Number	Number	Number	Number
At the beginning of the reporting period	37,978,000	37,978,000	37,978,000	37,978,000
Shares issued during the year				
Issue on 8 December 2006	5,696,000	-	5,696,000	-
Issue on 14 February 2007	10,918,500	-	10,918,500	-
At reporting date	54,592,500	37,978,000	54,592,500	37,978,000

Ordinary shares participate in dividends and the proceeds on winding up in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b)	Converting Incentive Preference Shares (CIPS)	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
	At the beginning of reporting period	1,370	1,370	1,370	1,370
	Shares issued during year				
	Nil issued	-	-	-	-
	At reporting date	1,370	1,370	1,370	1,370
		Number	Number	Number	Number
	At the beginning of reporting period	13,700,000	13,700,000	13,700,000	13,700,000
	Shares issued during year				
	Nil issued	-	-	-	-
	At reporting date	13,700,000	13,700,000	13,700,000	13,700,000

c)	Total Issued Capital including Ordinary Shares and CIPS	Consolidated Entity 2007 $	Consolidated Entity 2006 $	Parent Entity 2007 $	Parent Entity 2006 $
		5,270,053	4,102,781	5,270,053	4,102,781

Terms and Conditions of Converting Incentive Preference Shares

There are two series of CIPS on issue, being the Series A CIPS and the Series B CIPS, all of which are held by entities related to two of the Company's Directors. Other than for the conversion formulae associated with each series of CIPS, the terms and conditions of each series are identical and are set out below.

Dividend

CIPS dividend

CIPS Shareholders are entitled to receive a dividend. The dividend is fixed at 5% of the issue price (being $0.0001) of each CIPS Share. The dividend will be computed from the issue to the conversion date of the CIPS on the basis of a 365 day year and pro rata for part of a year.

Dividend entitlement

The time for the entitlement to a dividend is 5.00pm (WST) on 30 June of each year during the period from the issue to the conversion date of the CIPS.

Dividend date

Dividends shall be paid if the Company has funds legally available for the payment of dividends within 30 days after the CIPS Shareholder becomes entitled to the dividend.

Books closing date

Dividends are payable to the registered holders of each CIPS as they appear in the register for the CIPS at 5.00pm (WST) on 30 June of each year during the period from the issue to the conversion date of the CIPS.

Method of payment

Dividends shall be deemed paid if paid by cheque or direct debit on (or as soon as practicable after) the date determined by the Directors that a dividend is to be paid to the account or address nominated by the CIPS Shareholder.

Preferential

Dividends on the CIPS shall rank in priority to dividends on the ordinary fully paid shares.

Cumulative

Dividends on the CIPS will be cumulative.

Pari Passu

Dividends on the CIPS shall rank pari passu with all other CIPS.

Redemption

Subject to the conversion formulae for each series described below, the CIPS are redeemable on the redemption date at the election of the Company, by giving at least 7 days written notice to the CIPS shareholders prior to the redemption date, in accordance with the following:

Redemption Amount

At redemption the CIPS Shareholder is entitled to payment of the redemption amount in respect of each CIPS Share which has not been converted in accordance with the conversion formulae described below.

The redemption amount in respect of each CIPS may only be paid out of profits or the proceeds of a new issue of shares made for the purpose of the redemption.

Payment

Within 30 days of the redemption date the Company must pay to the CIPS Shareholder the redemption amount in respect of each CIPS.

Return of Certificate

On redemption each CIPS Shareholder is bound to surrender any certificate for the CIPS to be redeemed.

Conversion

The CIPS will convert into Shares in accordance with the following:

Conversion Formula for Series A CIPS

Each Series A CIPS will convert into one (1) Share at any time prior to the Redemption Date if:

(i) the first 5 pilot wells of the Company on the Titles all produce at least 2P Reserves and the Company is successful in attaining financial close on the funding of the next 30 wells; or

(ii) all trades of the Company's shares in a continuous period of 20 trading days are at or more than 40 cents per share.

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the shares, the price per share in (ii) shall be reconstructed, consolidated or divided in the same proportion as the Shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders.

Conversion Formula for Series B CIPS

Each Series B CIPS will convert into one (1) Share at any time prior to the Redemption Date if:

(i) the gross revenue of the Company (using generally accepted accounting principles) from the sale of product in any financial year (including gas or electricity) is more that A$10,000,000; or

(ii) all trades of the Company's Shares in a continuous period of 20 trading days are at or more than 50 cents per Share.

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the shares, the price per share in (ii) shall be reconstructed, consolidated or divided in the same proportion as the shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders.

Statements

As soon as practicable after conversion of any CIPS, the Company shall dispatch statements or certificates in respect of the Shares issued as a result of the conversion.

After Conversion

The shares issued on conversion of any CIPS will as and from 5.00pm (WST) on the date of allotment rank equally with and confer rights identical with all other shares then on issue.

Automatic Conversion

If:

- the Company does not give a redemption notice; or
- all the CIPS are not converted in accordance with the conversion formulae, the remaining CIPS shall automatically convert to Shares in accordance with the following:

The number of Shares to be issued on automatic conversion will be calculated as follows:

$$\frac{\text{Number of CIPS x Redemption Amount}}{\text{Market Price}}$$

Reconstruction

In the event of any reconstruction, consolidation or division into (respectively) a lesser or greater number of securities of the shares, the CIPS shall be reconstructed, consolidated or divided in the same proportion as the shares are reconstructed, consolidated or divided and, in any event, in a manner which will not result in any additional benefits being conferred on the CIPS Shareholders which are not conferred on the holders of shares.

Winding up

If the Company is wound up prior to conversion of all of the CIPS into Shares then the CIPS Shareholders will have the right for each CIPS held and not converted in Shares to be paid cash for the issue price (being $0.0001) and any arrears of dividend in priority to the holders of Shares but will have no right to participate beyond this extent in surplus assets or profits of the Company on winding up.

Non-transferable

The CIPS are not transferable.

Copies of notices and reports and voting rights

The CIPS Shareholders have the same right as holders of shares to receive notices, reports and audited accounts and to attend general meetings of the Company but are only entitled to vote in the circumstances listed in Listing Rule 6.3.

Quotation of CIPS

No application for quotation of the CIPS will be made by the Company.

Redemption Date

The CIPS are redeemable 40 months from their date of issue.

Status of CIPS

As at the date of this report no CIPS have been converted to ordinary fully paid shares by either of the holders and none of the CIPS are capable of being converted into ordinary fully paid shares because none of the performance thresholds have been met.

		Consolidated Entity		Parent Entity	
d)	**Options Listed on ASX**	**2007**	**2006**	**2007**	**2006**
		$	$	$	$
	At the beginning of reporting period	-	-	-	-
	Options issued in the period	-	-	-	-
	At reporting date	-	-	-	-
		Number	Number	Number	Number
	At the beginning of reporting period	16,000,000	16,000,000	16,000,000	16,000,000
	Options issued in the period	-	-	-	-
	At reporting date	16,000,000	16,000,000	16,000,000	16,000,000

		Consolidated Entity		Parent Entity	
e)	**Unlisted Options**	**2007**	**2006**	**2007**	**2006**
		$	$	$	$
	At the beginning of reporting period	-	-	-	-
	Options issued in the period	-	-	-	-
	At reporting date	-	-	-	-
		Number	Number	Number	Number
	At the beginning of reporting period	8,000,000	4,000,000	8,000,000	4,000,000
	Options issued in the period	-	-	-	-
	4,000,000 options exercisable at 30 cents on or before 30/11/08	-	4,000,000	-	4,000,000
	At reporting date	8,000,000	8,000,000	8,000,000	8,000,000

Option Issue Reserve

At the Company's AGM held on 30 November 2005, shareholders approved the issue of 4,000,000 unlisted options, to nominees of a Director, Mr Alan Burns, and the Company Secretary, Mr Paul Fromson, with an exercise price of 30 cents and an expiry date of 30 November 2008. Under the accounting standard AASB2 Share Based Payments, the Company has recognised the fair value of the 4,000,000 Incentive Options. At the 30 June 2006, an expense of $235,697 has been recognised in the income statement with a corresponding adjustment to equity being an Option Issue Reserve.

The options have been valued using the Black-Scholes and Binomial methodologies with the following assumptions:

i. The risk free rate (5.34%) is the Commonwealth Government securities rate with a maturity date approximating that of the expiration period of the incentive options as at 20 October 2005;
ii. The underlying security spot price ($0.15) used for the purposes of this valuation is based on the price of the Shares as at 20 October 2005;
iii. For the purposes of the valuation, no future dividend payments have been forecast;
iv. For the purposes of the valuation it is assumed that the Incentive Options will not be exercised any earlier than the expiry date of 30 November 2008; and
v. An expected price volatility of the company's shares of 80%.

The valuation was conduction by an independent accounting firm.

NOTE 20: RESERVES AND ACCUMULATED LOSSES

		Consolidated Entity		Parent Entity	
		2007	**2006**	**2007**	**2006**
		$	**$**	**$**	**$**
a)	Reserves				
	Share Based Payment Reserve				
	Balance at beginning of year	235,697	-	235,697	-
	Option expense	-	235,697	-	235,697
	Balance at end of year	235,697	235,697	235,697	235,697
	Foreign Currency Translation Reserve				
	Balance at beginning of year	-	-	-	-
	Adjustment from translation of foreign controlled subsidiary	39,254	-	-	-
	Balance at end of year	39,254	-	-	-
	Total reserves at the end of the financial year	274,951	235,697	235,697	235,697
b)	Accumulated Losses				
	Balance at the beginning of the year	(3,206,211)	(1,405,103)	(3,186,049)	(1,405,103)
	Net loss for the period	(2,127,934)	(1,801,108)	(1,158,341)	(1,780,946)
	Accumulated losses at the end of the financial year	(5,334,145)	(3,206,211)	(4,344,390)	(3,186,049)

c) Nature and purpose of reserves:

Share Based Payment Reserve - full disclosure of the nature and purpose of the share based payment reserve is disclosed in Note 20.

Foreign Currency Translation Reserve - exchange differences arising on translation of the foreign controlled entities are taken to the foreign currency translation reserve as described in Note 1(h).

NOTE 21: EXPENDITURE COMMITMENTS

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
a) Operating Lease Commitments				
Non-cancellable operating leases contracted for but not capitalised in the financial statements				
Payable				
not later than 1 year	63,236	58,125	63,236	58,125
later than 1 year but not later than 5 years	60,601	113,828	60,601	113,828
	123,837	171,953	123,837	171,953

The property lease is a non-cancellable lease which expires on 13 June 2009 with rent payable monthly in advance. Contingent rental provisions within the lease agreement require that the minimum lease payments shall be increased in line with the CPI per annum. The lease allows for subletting of all lease areas.

b) **Capital Expenditure Commitments**

Coal Seam Methane Projects

Onshore Western Australia

The Company is the sole holder of a Special Prospecting Authority ('SPA') for the area known as Eneabba North and an application has been made to convert the SPA into a drilling reservation. No expenditure will occur until the drilling reservation has been granted.

The Company is the sole holder of an Exploration Permit ('EP') for an area known as Eneabba South. A Drilling Reservation ('DR') has been granted. The estimated expenditure requirements established under the permit for Eneabba South are $350,000 in year one and $380,000 in year two of the six year term ending in June 2013.

Both the Eneabba North and South areas are now subject to a Memorandum of Understanding ('MOU') established on 3 July 2007 between the Company and ERM Gas (a subsidiary of ERM Power Pty Ltd) ('the ERM Gas MOU'). The terms of this agreement are discussed further under events post balance sheet date at Note 29 a).

The Company is the holder of a SPA for the area known as Greenough Block and application has been made for an EP. This area is the subject of a Joint Operating Agreement ('JOA') with Eneabba Gas Limited established in November 2006. Under the JOA, Eneabba Gas Limited assumes operatorship for development of the tenement. The Company therefore has no expenditure commitments.

The Company is farming into the areas known as Treeton (SPA 1/03-4) and Vasse (SPA 2/03-4). A DR has been granted for both Treeton (DR 8) and Vasse (DR10). The estimated expenditure requirements established under the permits for both Treeton and Vasse are based on the requirement to drill at least two wells to a minimum depth of 400m in each of the drilling reservation areas. These areas are now subject to the ERM Gas MOU as discussed further under events post balance sheet date at Note 29 a).

The Company has completed farming into the area known as Yelverton (SPA 2/067). The Drilling Reservation (DR7) was completed on 24 August 2006 and the Department of Industry and Resources transferred this reservation to Westralian Gas and Power Ltd. An application for a new SPA has been made and the area is now referred to as Lewis Farm. No expenditure will occur until the SPA has been granted. This area is now subject to the ERM Gas MOU as discussed further under events post balance sheet date at Note 29 a).

The Company is continuing to farm into the Margaret River Exploration Permit (EP 445) and the Augusta Exploration Permit (EP 446). The estimated expenditure requirements established under the permit for Margaret River are $138,000 in year one and $330,000 in year two of the six year term ending in February 2012. The estimated expenditure requirements established under the permit for Augusta are $135,000 in year one and $325,000 in year two of the six year term ending in March 2012. These areas are now subject to the ERM Gas MOU as discussed under events post balance sheet date at Note 29 a).

The company's expenditure to farm into these SPA's and DR's is estimated as follows:

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
not later than 1 year	1,063,000	382,000	1,063,000	382,000
later than 1 year but not later than 5 years	1,035,000	749,500	1,035,000	749,500
later than 5 years	-	-	-	-
	2,098,000	1,131,500	2,098,000	1,131,500

On completion of the contractual arrangements in relation to the ERM Gas MOU as discussed further under events post balance sheet date at Note 29 a). the Company will be relieved of the expenditure commitments.

Oil and Gas Permits

<u>Offshore Western Australia</u>

On 24th August 2006 the Department of Industry and Resources granted Westralian Petroleum Ltd (a wholly owned subsidiary of Westralian Gas and Power Ltd) a 50% interest in two offshore oil and gas permits WA-381-P and WA-382-P for 6 years. In applying for the permits the company bid a minimum guaranteed work program and also a secondary work program. The company's 50% share of the expenditure commitments are as follows:

	2007 $	2006 $	2007 $	2006 $
not later than 1 year	690,000	690,000	-	-
later than 1 year but not later than 5 years	21,980,000	21,360,000	-	-
later than 5 years	-	-	-	-
	22,670,000	22,050,000	-	-

These offshore areas are now subject to the ROC Oil Limited Heads of Agreement as discussed further under events post balance sheet date at Note 29 d). On completion of the contractual arrangements the Company will be relieved of the expenditure commitments.

Onshore Kentucky United States of America

The company via its wholly owned USA subsidiary, Sunset Energy LLC, has acquired eight oil and gas leases in Kentucky USA. The company's commitment on these leases is to produce oil each year thereby providing a royalty to the landowner. Wells have been drilled on four of these leases and as these leases are currently producing oil there are no further commitments. On the remaining four leases capital expenditure to provide for drilling a minimum of four wells will be required within 12 months.

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
not later than 1 year	60,000	-	-	-
later than 1 year but not later than 5 years	-	-	-	-
later than 5 years	-	-	-	-
	60,000	-	-	-

c) **Joint Ventures**

Coal Seam Methane Project

Onshore Western Australia

The Company is farming into a 50% share of a joint venture between Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd. The Company is farming into the areas known as Collie (SPA 3/03-4) and Wilga (SPA 4/03-4). Application has been made to convert both these SPA's into drilling reservations. No expenditure will occur until the drilling reservations have been granted. These areas are now subject to the ERM Gas MOU as discussed further under events post balance sheet date at Note 29 a).

d) **Renumeration commitments**

Amounts disclosed as remuneration commitments include commitments arising from the service contracts of key management personnel referred to in the remuneration report that are not recognised as liabilities and are not included in the key management personnel compensation.

	Consolidated Entity		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
not later than one year	171,500	142,000	171,500	142,000
later than one year and not later than five years	-	-	-	-
	171,500	142,000	171,500	142,000

NOTE 22: CONTINGENT LIABILITIES AND CONTINGENT ASSETS

There are no contingent assets or liabilities.

NOTE 23: SEGMENT REPORTING

Primary Reporting – Geographical Segments

The Company operates in the one industry segment of oil and gas. The activities of exploration and production are considered as vertical components of operating in the single industry segment. During 2006 a subsidiary Sunset Energy LLC was incorporated in Delaware USA. Sunset Energy LLC is conducting oil and gas activities in Kentucky USA and revenue from oil sales commenced in the year ended 30 June 2007. Other than this the groups operations are all based in Western Australia. The Company evaluates the performance by geographical segment and currently considers the activities of exploration and production as one business segment.

There were no transactions between the geographical segments other than the parent company loaning the subsidiary funds for its operations and the parent company charging the subsidiary a management fee.

	Australia		United States of America		Consolidated	
	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $
REVENUE						
External sales	44,865	97,161	98,700	-	143,565	97,161
Other segments	120,000	-	-	-	120,000	-
Total sales revenue	164,865	97,161	98,700	-	263,565	97,161
Other revenue	-	-	-	-	-	-
Total segment revenue	164,865	97,161	98,700	-	263,565	97,161
Unallocated revenue	-	-	-	-	-	-
Intersegment elimination	(120,000)	-	-	-	(120,000)	-
Consolidated revenue	44,865	97,161	98,700	-	143,565	97,161
RESULT						
Segment result	(1,299,129)	(1,786,149)	(828,804)	(14,959)	(2,127,933)	(1,801,108)
Unallocated expenses net of unallocated revenue	-	-	-	-	-	-
Intersegment elimination	-	-	-	-	-	-
Profit before income tax	(1,299,129)	(1,786,149)	(828,804)	(14,959)	(2,127,933)	(1,801,108)
Income tax expense	-	-	-	-	-	-
Profit after income tax	(1,299,129)	(1,786,149)	(828,804)	(14,959)	(2,127,933)	(1,801,108)
ASSETS						
Segment assets	1,290,139	1,192,985	241,365	92,973	1,531,504	1,285,958
Unallocated assets	-	-	-	-	-	-
Intersegment elimination	-	-	-	-	(1,119,939)	(86,184)
Total assets	1,290,139	1,192,985	241,365	92,973	411,565	1,199,774

	Australia		United States of America		Consolidated	
	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $
LIABILITIES						
Segment liabilities	274,771	45,759	1,045,874	107,932	1,320,645	153,691
Unallocated liabilities	-	-	-	-	-	-
Intersegment elimination	-	-	-	-	(1,119,939)	(86,184)
Total liabilities	274,771	45,759	1,045,874	107,932	200,706	67,507
OTHER SEGMENT INFORMATION						
Acquisitions of non-current segment assets	17,769	226,952	145,513	89,433	163,282	316,385
Depreciation and amortisation of segment assets	23,092	11,934	24,668	47	47,760	11,981

Notes to and forming part of the segment information

Accounting Policies

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses, provisions and borrowings. Segment assets and liabilities do not include deferred income taxes.

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the economic entity at an arm's length. These transfers are eliminated on consolidation.

NOTE 24: STATEMENT OF CASH FLOWS

	2007 $	2006 $	2007 $	2006 $
a) **Reconciliation of the net loss after income tax to net cash flows from operating activities**				
Net loss for the year	(2,127,933)	(1,801,108)	(1,158,342)	(1,780,946)
Non-cash items				
Amortisation	20,341	-	-	-
Depreciation	27,419	11,981	23,092	11,934
Write off of capitalised expenditure	147,665	-	147,496	-
Option expense	-	235,697	-	235,697
Unrealised (gain) / loss on investment	(2,100)	700	(2,100)	700
Net foreign exchange differences	39,693	-	-	-
Changes in assets and liabilities				
Increase/(decrease) in debtors/receivables	(4,158)	89,233	20,899	89,271
(Increase)/decrease in trade creditors and accruals	158,999	(36,560)	86,869	(36,560)
Increase/(decrease) in provisions	891	(484)	891	(484)
Cash outflows from operations	(1,739,183)	(1,500,541)	(881,196)	(1,480,388)

b) **Reconciliation of cash and equivalents**				
Cash and equivalents comprise				
- cash at bank and in hand	66,975	87,805	61,911	84,265
- short term deposits	-	745,788	-	745,788
Total cash and cash equivalents	66,975	833,593	61,911	830,053

Cash at bank and in hand earns interest at floating rates based on daily bank deposit rates.

Short term deposits are made for varying periods of between one day and three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

NOTE 25: KEY MANAGEMENT PERSONNEL DISCLOSURES

a) Details of key management personnel

(i) Directors

Peter Briggs	Chairman	Appointed 24 May 2004
Stephen Thomas	Managing Director	Appointed 24 May 2004
Alan Burns	Non-executive Director	Appointed 18 September 2004

(ii) Executives

Paul Fromson	Company Secretary	Appointed 24 May 2004 (ceased 22 June 2007)
Dean McKenzie	Company Secretary	Appointed 22 June 2007

There are no other persons within the group who are classified as key management personnel.

(b) Compensation of key management personnel by category

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Short-term	403,313	362,000	403,313	362,000
Post employment	2,700	2,700	2,700	2,700
Other long-term	-	-	-	-
Termination benefits	-	-	-	-
Share-based payment	-	235,697	-	235,697
	406,013	600,397	406,013	600,397

The company has taken advantage of the relief provided by Corporations Regulation 2M.6.05 and has transferred the detailed remuneration disclosures to the directors' report. The relevant information can be found in sections (b) to (c) of the remuneration report.

c) Compensation options granted and vested during the year

Details of options provided as remuneration to key management personnel are included in sections (b) to (c) of the remuneration report within the directors' report.

d) Shares issued on exercise of compensation options

There were no shares issued on exercise of compensation options during the year.

e) Optionholdings of key management personnel

Number of Options Held by Key Management Personnel

2007	Balance 1.7.2006	Granted as Remuneration	Options Exercised	Net Change Other	Balance 30.6.2007	Total vested 30.6.2007	Total Exercisable 30.6.2007	Total Unexercisable 30.6.2007
Directors								
Peter Briggs	4,000,000	-	-	-	4,000,000	4,000,000	4,000,000	-
Alan Burns	3,000,000	-	-	-	3,000,000	3,000,000	3,000,000	-

Number of Options Held by Key Management Personnel

2006	Balance 1.7.2005	Granted as Remuneration	Options Exercised	Net Change Other	Balance 30.6.2006	Total vested 30.6.2006	Total Exercisable 30.6.2006	Total Unexercisable 30.6.2006
Directors								
Peter Briggs	4,000,000	-	-	-	4,000,000	4,000,000	4,000,000	-
Alan Burns	-	3,000,000	-	-	3,000,000	3,000,000	3,000,000	-

f) Shareholdings of key management personnel

Number of Ordinary Fully Paid Shares Held by Key Management Personnel

2007	Balance 1.7.2006	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2007
Parent Entity Directors					
Peter Briggs	8,525,000	-	-	3,707,100	12,232,100
Stephen Leslie Thomas	8,060,000	-	-	2,468,963	10,528,963
Alan Robert Burns	746,000	-	-	186,500	932,500
Other Key Management Personnel					
Dean McKenzie	-	-	-	-	-
Paul Fromson	300,000	-	-	-	300,000
Total for directors and specified executives	17,631,000	-	-	6,362,563	23,993,563

Number of Ordinary Fully Paid Shares Held by Key Management Personnel

2006	Balance 1.7.2005	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2006
Parent Entity Directors					
Peter Briggs	8,350,000	-	-	175,000	8,525,000
Stephen Leslie Thomas	8,000,000	-	-	60,000	8,060,000
Alan Robert Burns	746,000	-	-	-	746,000
Other Key Management Personnel					
Paul Fromson	300,000	-	-	-	300,000
Total for directors and specified executives	17,396,000	-	-	235,000	17,631,000

* Net change other refers to shares purchased or sold on market during the financial year.

Number of Converting Incentive Preference Shares (CIPS) held by Key Management Personnel

2007	Balance 1.7.2006	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2007
Parent Entity Directors					
Peter Briggs	6,850,000	-	-	-	6,850,000
Stephen Leslie Thomas	6,850,000	-	-	-	6,850,000
Alan Robert Burns	-	-	-	-	-

Number of Converting Incentive Preference Shares (CIPS) held by Key Management Personnel

2006	Balance 1.7.2005	Received as Remun-eration	Options Exercised	Net Change Other*	Balance 30.6.2006
Parent Entity Directors					
Peter Briggs	6,850,000	-	-	-	6,850,000
Stephen Leslie Thomas	6,850,000	-	-	-	6,850,000
Alan Robert Burns	-	-	-	-	-

No CIPS are held by any other key management personnel.

g) Loans to key management personnel

There were no loans to key management personnel during the year.

h) Other transactions and balances with key management personnel

Details of services provided by directors and amounts owed/owing by directors are disclosed under the related party Note 26.

NOTE 26: RELATED PARTY TRANSACTIONS

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:	Consolidated		Parent Entity	
	2007	2006	2007	2006
(i) Payments to Director Stephen Thomas	$	$	$	$
Outside the consultancy arrangement with the Company which is disclosed in the Directors remuneration note, Mr Stephen Thomas also provides seismic survey equipment and services to the Company. The amounts paid to Mr Thomas for the use of this equipment and provision of these services were:	98,269	94,385	33,503	94,385

(ii) Contractual Arrangements with Director Related Entities

a) Flamestar Share Purchase Option Agreement

The Flamestar Share Purchase Option Agreement refers to Application for SPA 3/03-4 (Collie) and Application for SPA 4/03-4 (Wilga) in which Flamestar Corporation Pty Ltd (Flamestar) has a 50% interest, the other 50% interest being held by Red Mountain Energy Pty Ltd (RME). The Flamestar Share Purchase Option Agreement gives the Company the option to purchase the only issued share in Flamestar. The share is currently held by director Alan Burns. This option may be exercised within 3 years of the date of the Flamestar Share Purchase Option Agreement, but not until at least one of the Applications mentioned above has been granted and converted into a title as defined in section 69J of the Act. The price payable for the share in Flamestar is the market value of that share as determined by an expert. The expert is to be chosen by agreement of the parties or failing agreement within 14 days by the President of the Institute of Chartered Accountants.

The parties to the Flamestar Share Purchase Option Agreement are the Company as purchaser, Alan Robert Burns as vendor and director of Flamestar, and Flamestar.
The Company can elect to pay the price for the share in Flamestar in cash or shares in the Company, determined by their volume weighted average share price traded on the ASX over the 20 trading days immediately preceding the date of exercise of the option. The Flamestar Share Purchase Option Agreement provides for those shares to be subject to escrow conditions if required under the Listing Rules.

The Flamestar Share Purchase Option Agreement contains warranties by the vendor including warranties as to the vendor's unencumbered title to the share in Flamestar and that it comprises the entire issued capital of Flamestar.

b) RME Farm In Agreement

The RME Farm-in Agreement is between Red Mountain Energy Pty Ltd (RME), an entity controlled by director Stephen Thomas and the Company. Under it the Company may earn a 100% interest in the following Titles when granted:

- Drilling Reservation Licence DR7
- Exploration Permit EP1/03-4 and Exploration Permit 2/03-4
- Titles applied for when the Company has farmed into SPA's 1/03-4, 2/03-4 and 5/4-05

To earn these interests and a 50% interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4, the Company must reimburse $150,000 to RME within 18 months of the grant of Drilling Reservation Licence DR7 and complete the farm-in obligations.
There are farm-in obligations for each Title. For Drilling Reservation Licence DR7 the Company must drill 3 wells and complete the minimum expenditure commitments applicable to the licence which will include drilling two additional wells and completing a seismic survey. For each Exploration Permit the Company must complete minimum expenditure commitments of 35km of seismic survey and 1 well to 600 metres in the first year and 25km of seismic survey and 3 wells in the second year.

For SPA 1/03-4 the Company must conduct 30km of seismic survey. For SPA 2/03-4 the Company must meet the specified minimum expenditure commitments, being to conduct 35km of seismic survey and for SPA 5/04-5 the Company must meet the specified minimum expenditure commitments, being to conduct 30km of seismic survey.
Under the RME Farm-in Agreement the Company may also earn a 50% interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4 currently the subject of the Exploration JVA (refer below). Within 6 months of the grant of the relevant SPA the Company must meet specified minimum expenditure commitments being to conduct 20km of seismic survey for SPA 3/03-4 and 15km of seismic survey for SPA 4/03-4.
At the time that RME transfers to the Company a 50% earned interest in the Titles applied for in respect of SPAs 3/03-4 and 4/03-4, RME will assign to the Company its interest in the Exploration JVA (refer below).
While it is performing its farm-in obligations the Company is appointed the operator to carry out all activities in respect of those titles and accordingly, has Operator Rights.

c) RMEI Royalty

Under the RMEI Royalty, the Company must pay Red Mountain Energy Inc. (RMEI) a 2.25% royalty in respect of the royalty value (as defined in the Petroleum Act 1967) of petroleum recovered from each Royalty Title. Royalty Titles are those transferred to the Company pursuant to the RME Farm-In Agreement.

The royalty will be payable at the same time as that payable to the Minister under the Act. If no royalty is payable to the Minister under the Act, then no royalty is payable under the RMEI Royalty. If the Company is able to negotiate a reduced royalty arrangement with the Minister in respect of a Royalty Title, then the amount of royalty payable by the Company under the RMEI Royalty in respect of that Royalty Title will be reduced for the same period and in the same proportion.

d) Exploration JVA

The Exploration JVA is between RME and Flamestar and provides for the exploration pursuant to SPA's granted pursuant to the applications for SPA 3/03-4 and 4/03-4. The participating interests of RME and Flamestar are 50% each, with RME being the manager of the joint venture.
The Exploration JVA is binding on the parties, but upon request by a party is to be replaced by a more formal joint operating agreement. The Exploration JVA is preliminary in nature and does not contain the detailed provisions contained in a formal joint venture agreement to deal with matters like the manager's powers and default. The Exploration JVA does make provision for programmes and budgets and a management committee. Decisions of the management committee are by majority vote and accordingly unanimous approval will be required for programmes and budgets.

e) Director-related Entities

Executive Chairman Mr Briggs is paid consulting fees via his controlled entity Natural Resource Finance Pty Ltd. Fees paid to this company are disclosed in the directors remuneration note.
Non Executive director Mr Burns controls Flamestar Corporation Pty Ltd (Flamestar). As disclosed above Flamestar has a 50% share in a fully contributing joint venture with the Company. Mr Burns also controls Lempika Pty Ltd and Emphazise Pty Ltd which are part owners of the Offshore Oil Permits in which Westralian Petroleum Ltd has a 50% interest. Westralian Petroleum has paid some minor costs where it has not recouped the portion owing by these two entities.

	Consolidated Entity		Parent Entity	
	2007 $	2006 $	2007 $	2006 $
Receivable from Natural Resource Finance Pty Ltd at year end	4,295	-	4,295	-
Amount owing to Natural Resource Finance Pty Ltd at year end	-	26,691	-	26,691
Receivable from Lempika Pty Ltd and Emphazise Pty Ltd	-	4,040	-	4,040
Amount owing to Lempika Pty Ltd and Emphazise Pty Ltd	206	-	-	-
Amount owing to Alan Burns	30,000	-	30,000	-
Receivable from Stephen Thomas	-	8,247	-	8,247
Amount owing to Stephen Thomas	18,000	-	18,000	-
Managing Director, Mr Stephen Thomas, controls Red Mountain Energy Inc (RMEI) which is paid a rental fee for premises used by the Company in Kentucky USA. Payments to Red Mountain Energy Inc	14,139	-	-	-

f) Loans to subsidiaries

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$	$	$	$
Beginning of the year	-	-	113,163	-
Loans advanced	-	-	1,006,777	113,163
Loan repayments received	-	-	-	-
End of year	-	-	1,119,940	113,163

NOTE 27: SHARE BASED PAYMENTS

The company does not have an employee share option plan and has only granted options to directors and the previous Company Secretary, Mr Paul Fromson. The Options that were granted to the directors and the previous Company Secretary during the year ended 30 June 2006 were approved by shareholders at the company's AGM in November 2005. The options that were in existence prior to this year were part of the capital structure of the company and were not granted as remuneration. All options are fully vested and were granted for no consideration. Options do not carry any dividend or voting rights. The following share-based payment arrangements existed at 30 June 2007 and 2006:

	Consolidated Entity			
	2007		2006	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	4,000,000	0.30	-	-
Granted	-	-	4,000,000	0.30
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	4,000,000	0.30	4,000,000	0.30
Exercisable at year-end	4,000,000	0.30	4,000,000	0.30

	Parent Entity			
	2007		2006	
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $
Outstanding at the beginning of the year	4,000,000	0.30	-	-
Granted	-	-	4,000,000	0.30
Forfeited	-	-	-	-
Exercised	-	-	-	-
Expired	-	-	-	-
Outstanding at year-end	4,000,000	0.30	4,000,000	0.30
Exercisable at year-end	4,000,000	0.30	4,000,000	0.30

	2007 $	2006 $	2007 $	2006 $
Expenses arising from share based payment transactions				
Options issued to directors and key management personnel	-	235,697	-	235,697

On 30 November 2005, 4,000,000 share options were granted to a director and the company secretary to take up ordinary shares at an exercise price of $0.30 each. The options are exercisable on or before 30 November 2008. The options hold no voting or dividend rights and are not transferable. Refer to Note 19 for the fair value of the options granted.

NOTE 28: FINANCIAL INSTRUMENTS

The consolidated entity is exposed to movements in market interest rates on short-term deposits. The policy is to monitor the interest rate yield curve to ensure a balance is maintained between the liquidity of cash assets and the interest rate return.

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing: Within Year $000		Fixed Interest Rate Maturing: 1 to 5 Years $000		Fixed Interest Rate Maturing: Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Financial Assets:														
Cash	6%	5%	67	87	-	746	-	-	-	-	-	-	67	833
Receivables	-	-	-	-	-	-	-	-	-	-	53	46	53	46
Total Financial Assets			67	87	-	746	-	-	-	-	53	46	120	879

	Weighted Average Effective Interest Rate		Floating Interest Rate $000		Fixed Interest Rate Maturing: Within Year $000		Fixed Interest Rate Maturing: 1 to 5 Years $000		Fixed Interest Rate Maturing: Over 5 Years $000		Non-interest Bearing $000		Total $000	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Financial Liabilities:														
Trade and sundry creditors	-	-		-		-		-		-	152	40	152	40
Amounts payable related Parties	-	-	-	-	-	-	-	-	-	-	48	27	48	27
Total Financial Liabilities				-		-		-		-	200	67	200	67

Credit Risk

The maximum exposure to credit risk, excluding the value of any collateral or other security, at balance date to recognised financial assets, is the carrying amount, net of any provisions for doubtful debts of those assets, as disclosed in the statement of financial position and notes to the financial statements.

The Company does not have any material credit risk exposure to any single debtor or group of debtors under financial instruments entered into by the Company.

Net Fair Values

All financial assets and liabilities have been recognised at the balance date at amounts approximating their fair value.

Foreign Currency Risk

The parent company has loaned monies to its wholly owned USA subsidiary Sunset Energy LLC. The loan is repayable in US$ and at 30 June 2007 this loan amounted to US$876,213 (30 June 2006 US$80,226). There is no hedging in place for this foreign currency receivable.

NOTE 29: EVENTS AFTER THE BALANCE SHEET DATE

a) On 3 July 2007 the Company entered into a Memorandum of Understanding ('MOU') with ERM Gas Pty Ltd ('ERMG'). ERMG is seeking to farm-in to the Coal Seam Methane areas where the Company holds title to permits in Western Australia and develop production where it is economically viable to do so.

The key terms of the proposed farm-in agreement are to be based on the following principles as set down in the MOU:

- ERMG will pay an option fee of $100,000 to the Company upon execution of a formal farm-in agreement
- ERMG will have the option to conduct a work program of its design to the minimum value of $1,000,000 on any of the farm-in areas
- ERMG as part of the work program must undertake and complete the minimum work and expenditure commitments of any designated authority in respect of the petroleum exploration permits the subject of the MOU (refer to Notes 21 b and 21 c - Capital Expenditure Commitments).
- Upon expenditure of the $1,000,000 ERMG will have earned a 25% participating interest in each of the farm-in areas
- Within 12 months of completing the work program ERMG has the option to increase its participating interest in the farm-in areas by electing to make a farm-up payment of $1,000,000 to achieve a participating interest of 50% or a farm-up payment of $2,000,000 to achieve a participating interest of 75%.

Any legal commitment with regard to the proposed farm-in arrangements will only arise pursuant to a definitive farm-in agreement executed by both parties.

b) On 6 July 2007 the Company completed a placement of 2,800,000 ordinary fully paid shares at 12.5 cents and also issued 250,000 exchange listed options exercisable at $0.25 on or before 17 September 2009. The net proceeds (after capital raising costs) from the share issue of $329,972 were used to augment ongoing working capital requirements of the Company.

c) In July 2007 the Company, through its wholly owned subsidiary Sunset Energy LLC, acquired a further two leases in Kentucky, USA. These leases were the Wells Lease and the Shepherd lease.

d) On 4 September 2007 the Company with joint venture partners Lempika Pty Ltd (25%) and Emphazise Pty Ltd (25%), signed a farm-in agreement with ROC Oil Limited ('ROC') assigning it the rights to explore and drill two wells in the two offshore petroleum permits W05-21 and W05-22. Under the terms of the Farm-in Agreement, which is subject to government approval, ROC has acquired a series of three options that can be sequentially triggered by funding a three staged work programme as follows:

- the first earning stage whereby ROC will acquire an initial 20% interest in the two permits and be appointed Operator, by funding 100% of $2 million of pre-seismic exploration activity. ROC has already committed to funding this stage.
- the second earning stage whereby ROC will acquire an additional 20% interest in each permit by funding 100% of a $5 million 2D/3D seismic programme.
- the third earning stage whereby ROC will earn an additional 40% interest in the permit in which the well is located, by funding 100% of a well in each permit up to a total cost of $15 million per well.

The Farm-in Agreement provides that as soon as possible following the execution of the Farm-in Agreement, the parties shall negotiate and execute the associated Joint Operating Agreements. Neither the Farm-in Agreement nor the Joint Operating Agreements are binding unless all parties have executed both. As at the date of this report the Joint Operating Agreements have not been executed.

Any legal commitment with regard to the proposed farm-in arrangements will only arise pursuant to these agreements being executed by all parties.

e) On 5 September 2007 the Company announced a Share Purchase Plan. The Share Purchase Plan will provide eligible shareholders recorded on the share register at 21 September 2007 the opportunity to purchase up to $5,000 worth of fully paid ordinary shares in the Company (ranking equally with existing fully paid ordinary shares). At the date of the announcement the Company had approximately 660 shareholders. On announcement the Company is unable to determine the extent of the funds to be raised from the subscriptions received under the Share Purchase Plan which closes on 12 October 2007. Funds raised will be used to continue exploration and development of the petroleum interests, primarily in Kentucky in the United States, and enable the Company to maintain its ongoing working capital requirements.

NOTE 30: COMPANY DETAILS

The registered office and principal place of business of the company is Suite 1, 46 Ord Street, West Perth, Western Australia.

DIRECTORS' DECLARATION

The directors of the company declare that:

1. the financial statements, notes and the remuneration disclosures included in the directors report are in accordance with the Corporations Act 2001 and:
   a) comply with Accounting Standards and the Corporations Regulations 2001;
   b) give a true and fair view of the financial position as at 30 June 2007 and of the performance for the year ended on that date of the company and of the consolidated entity; and
   c) the audited remuneration disclosures of the directors' report comply with Accounting Standards AASB124 Related Party Disclosures and the Corporations Regulations 2001.
2. in the directors' opinion and on the basis detailed in Note 2 of the financial statements, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
3. this declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2007.

This declaration is made in accordance with a resolution of the Board of Directors.

Peter Briggs
Director
Dated this 20th day of September 2007

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay St
Subiaco WA 6008
PO Box 700 West Perth WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

20 September 2007

The Directors
Westralian Gas & Power Ltd
Suite 1, 46 Ord St
WEST PERTH, WA 6005

Dear Sirs

RE: DECLARATION OF INDEPENDANCE BY BDO KENDALLS TO THE DIRECTORS OF WESTRALIAN GAS & POWER LIMITED

As lead auditor of Westralian Gas & Power for the year ended 30 June 2007, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westralian Gas & Power Ltd and the entities it controlled during the period.

BDO Kendalls Audit & Assurance (WA) Pty Ltd

BDO Kendalls

C Burton

Chris Burton
Director

BDO Kendalls

BDO Kendalls Audit & Assurance (WA) Pty Ltd
128 Hay St
Subiaco WA 6008
PO Box 700 West Perth WA 6872
Phone 61 8 9380 8400
Fax 61 8 9380 8499
aa.perth@bdo.com.au
www.bdo.com.au

ABN 79 112 284 787

INDEPENDENT AUDITOR'S REPORT

To the members of Westralian Gas and Power Limited

Report on the Financial Report and AASB 124 Remuneration Disclosures Contained in the Directors' Report

We have audited the accompanying financial report of Westralian Gas and Power Limited, which comprises the balance sheet as at 30 June 2007, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the consolidated entity has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "Remuneration Report" in pages 8 to 10 of the directors' report and in the financial report.

Directors' Responsibility for the Financial Report and the AASB 124 Remuneration Disclosures Contained in the Directors' Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors'

report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, provided to the directors of Westralian Gas and Power Limited on 20 September 2007, would be in the same terms if provided to the directors as at the date of this auditor's report.

Auditor's Opinion

In our opinion the financial report of Westralian Gas and Power Limited is in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the company's financial position as at 30 June 2007 and of its performance for the year ended on that date; and

(b) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 2 in the financial report which indicates that the company and the consolidated entity incurred a net loss of $2,127,933 (2006: $1,801,108) during the year ended 30 June 2007. This condition, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the company's ability to continue as a going concern.

Auditor's Opinion on the AASB 124 Remuneration Disclosures Contained in the Directors' Report

In our opinion the remuneration disclosures that are contained in pages 8 to 10 of the directors' report comply with Accounting Standard AASB 124.

BDO Kendalls Audit & Assurance (WA) Pty Ltd

BDO Kendalls

C Burton

C Burton
Director

Perth
Dated this 20th day of September 2007

CORPORATE GOVERNANCE STATEMENT

The directors recognise the need for the high standards of corporate governance practices to optimise corporate performance and accountability in the interests of shareholders and the broader community.

The ASX Listing Rules require listed entities to disclose the extent to which they have followed the best practice recommendations set by the ASX Corporate Governance Council during the reporting period. This corporate governance statement summarises the corporate governance practices that have been formally reviewed and adopted by the Board with a view to ensuring continued investor confidence in the operations of the Company.

The 10 core principles of the Corporate Governance Principles and Recommendations (1st edition) have been included in a table at the end of this statement together with details of the Company's compliance with the best practice recommendations.

BOARD OF DIRECTORS

Role of the Board

In general, the Board is responsible for, and has the authority to determine all matters relating to the policies, practices, management and operations of the Company. It is required to do all things that may be necessary to be done in order to carry out the objectives of the Company.

Without intending to limit this general role of the Board, the principal functions and responsibilities of the Board include the following:

- To set the strategic direction for the Company and monitor progress of those strategies;
- Establish policies appropriate for the Company;
- Monitor the performance of the Company, the Board and management;
- Approve the business plan and work programmes and budgets;
- Authorise and monitor investment and strategic commitments;
- Review and ratify systems for health, safety and environmental management; risk and internal control; codes of conduct and regulatory compliance;
- Report to shareholders, including but not limited to, the Financial Statements of the Company;
- Take responsibility for corporate governance.

Composition of the Board

To add value to the Company the Board has been formed so that it has effective composition, size and commitment to adequately discharge its responsibilities and duties given the Company's current size and scale of operations.

The names of Directors of the Company in office at the date of this statement are set out in the Directors' Report. Information regarding Directors' experience and responsibilities is also included in the Directors' Report section of the Annual Report.

The number of Directors is specified in the Constitution of the Company as a minimum of three up to a maximum of nine.

The preferred skills and experience for a Director of the Company include:

- Exploration and Development;
- Production operations;
- Business Development; and
- Public Company administration.

Chairman of the Board

The Chairman of the Board is an Executive Director and the Chairman was elected by the Directors. The Board considers that the Chairman, Mr Peter Briggs is not independent.

Independent Directors

The Board considers that a Director is independent if that Director complies with the following criteria:

- Apart from Director's fees and shareholding, independent Directors should not have any business dealing which could materially affect their independent judgement;
- Must not have been in an Executive capacity in the Company in the last 3 years;
- Must not have been in an advisory capacity to the Company in the last 3 years;
- Must not be a significant customer or supplier for the Company;
- Must not owe allegiance to a particular group of shareholders which gives rise to a potential conflict of interest;
- Must not hold conflicting cross Directorships; and
- Must not be a substantial shareholder of a nominee of a substantial shareholder (as defined under section 9 of the Corporations Act)

Using the ASX Best Practice Recommendations on the assessment of the independence of Directors, the Board considers that of a total of three Directors, only one is considered to be independent (Mr Alan Burns). Mr Briggs and Mr Thomas are both executive directors and hold significant shareholdings in the Company.

Retirement and Rotation of Directors

Retirement and rotation of Directors are governed by the Corporations Act 2001 and the Constitution of the Company. Each year one third of Directors (excluding the Managing Director) must retire and offer themselves for re-election. Any casual vacancy filled will be subject to shareholder vote at the next Annual General Meeting of the Company.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the Company's expense after consultation with the Chairman. Once received the advice is to be made immediately available to all Board members.

Access to Employees

Directors have the right of access to any employee. Any employee shall report any breach of corporate governance principles or Company policies to the Executive Director and/or Company Secretary/Financial Controller who shall remedy the breach. If the breach is not rectified to the satisfaction of the employee, they shall have the right to report any breach to an independent director without further reference to senior managers of the Company.

Share Ownership

Directors are encouraged to own Company shares.

Board Meetings

The following points identify the frequency of Board Meetings and the extent of reporting from management at the meetings:

- There is no minimum number of meetings to be held per year;
- Other meetings will be held as required, meetings can be held by telephone link; and

- Information provided to the Board includes all material information on; operations, budgets, cash flows, funding requirements, shareholder movements, broker activity in the Company's securities, assets and liabilities, disposals, financial accounts, external audits, internal controls, risk assessments, new venture proposals, and health, safety and environmental reports.

The number of Directors' meetings and the number of meetings attended by each of the Directors of the Company during the financial year are set out in the Directors' Report.

Board Performance Review

It is not the policy of the Board to conduct an evaluation of its performance. The Board consists of two executive directors and one independent non executive director. The two executive directors are employed via consultancy agreements which are subject to normal commercial conditions for review and termination.

Other Areas for Board Review

- Reporting to shareholders and the market to ensure trade in the Company's securities takes place in an efficient, competitive and informed market; and
- Insurance, both corporate and joint venture related insurances.

Board Committees

Audit Committee

The Company has recently formed an audit committee. The functions performed by an audit committee were previously handled by the full Board. The names and qualifications of those appointed to the audit committee are set out in the Directors' report.

A Director and the Company Secretary/Financial Controller declare to the Board that the Company's financial statements for the year ended 30th June 2007 present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards. The representation is made by a Director and the Company Secretary/Financial Controller prior to the Director's approval of the release of the annual and six monthly accounts.

Nomination Committee

The Board of Directors of the Company does not have a nomination committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a nomination committee can be adequately handled by the full Board.

Remuneration Committee

The Company does not have a remuneration committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a remuneration committee can be adequately handled by the full Board.

The Company's policy for determining the nature and amount of emoluments of Board members is as follows:

- Remuneration of Executive and Non-Executive Directors is reviewed annually by the Board.
- Remuneration packages are set at levels intended to attract and retain Directors and Executives capable of managing the Company's operations and adding value to the Company.

For details of remuneration paid to Directors and officers for the financial year please refer to the Directors Report and Note 25 to the Financial Statements.

Risk Management

The risks involved in gas exploration, development and production and the specific uncertainties for the Company continue to be regularly monitored. All proposals reviewed by the Board include a consideration of the issues and the risks of the proposal.

The potential exposures associated with running the Company have been managed by the Board and the Company Secretary/Financial Controller who have significant broad-ranging industry experience, work together as a team and regularly share information on current activities.

Additionally, it is the responsibility of the Board to assess the adequacy of the Company's internal control systems and that its financial affairs comply with applicable laws and regulations and professional practices. A Director and the Company Secretary/Financial Controller declaration is provided to the Board that the financial reporting, risk management and associated compliance controls have been assessed and found to be operating efficiently and effectively. The representation is made by a Director and Company Secretary/Financial Controller prior to the Director's approval of the release of the annual and six monthly accounts. This representation is made after enquiry of, and representation by, appropriate levels of management.

Promotion of ethical and responsible decision-making

Code of Conduct

The goal of establishing the Company as a niche provider of gas and/or electricity is underpinned by its core values of honesty, integrity, common sense and respect for people. The Company desires to remain a good corporate citizen and appropriately balance, protect and preserve the interests of all stakeholders.

The Board has not adopted a formal Code of Conduct for Directors and employees of the Company.

The Company has two executive directors, one non executive director and one employee.

Trading in Company Securities by Directors, officers and employees

Trading of shares is covered by, the Corporations Act 2001 and the ASX Listing Rules. The Board is satisfied that its directors, officers and employees are aware of the rules which prohibit trading in the Company's securities whilst the Directors, officer or employee is in the possession of price sensitive information.

Details of shares held by Directors and officers are provided in the Directors' Report.

Shareholder Communication

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors and the Company. Information is communicated to shareholders and the market through:

- the Annual Report which is distributed to all shareholders;
- other periodic reports which are lodged with ASX and available for shareholder scrutiny;
- other announcements made in accordance with ASX Listing Rules;
- special purpose information memoranda issued to shareholders as appropriate; and
- the Annual General Meeting and other meetings called to obtain approval for board action as appropriate.

ASX BEST PRACTICE RECOMMENDATIONS

The table below identifies the Best Practice Recommendations of the ASX Corporate Governance Council and whether or not the Company has complied with the recommendations during the reporting period. Further notes in response to the recommendations are referred to as provided at the end of the table.

		Principle / recommendation	Complied	Note
1.0		***Lay solid foundations for management and oversight***		
	1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	✓	
2.0		***Structure the Board to add value***		
	2.1	A majority of the Board should be independent Directors.		1
	2.2	The Chairperson should be an independent Director.		1
	2.3	The roles of the Chairperson and Chief Executive Officer should not be exercised by the same individual.	✓	1
	2.4	The Board should establish a Nomination Committee.		2
	2.5	Provide the information indicated in Guide to Reporting on Principle 2.	✓	
3.0		***Promote ethical and responsible decision making***		
	3.1	Establish a code of conduct to guide the Directors, the Chief Executive Offer (or equivalent), the Chief Financial Officer (or equivalent) and any other key Executives as to: 3.1.1 the practices necessary to maintain confidence in the Company's integrity. 3.2.1 the responsibility of an accountability of individuals for reporting and investigating of unethical practices.	✓	
	3.2	Disclose the policy concerning trading in Company securities by Directors, officers and employees.	✓	
	3.3	Provide information indicated in the Guide to reporting on Principle 3.	✓	
4.0		***Safeguard integrity in financial reporting***		
	4.1	Require the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) to state in writing to the Board that Company's financial reports present a true and affair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards.	✓	
	4.2	The Board should establish an Audit Committee.		3
	4.3	Structure the Audit Committee so that it consists of: • Only Non-Executive Directors; • A majority of independent Directors; • An independent Chairperson, who is not Chairperson of the Board; • Has at least three other members.		3
	4.4	The Audit Committee should have a formal charter.		3
	4.5	Provide the information indicated in Guide to reporting on Principle 4.	✓	

5.0		***Make timely and balanced disclosure***		
	5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior management level for the compliance.	✓	
	5.2	Provide the information indicated in Guide to reporting Principle 5.	✓	
6.0		***Respect the rights of shareholders***		
	6.1	Design and disclose a communication strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	✓	
	6.2	Request the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the Auditors Report.	✓	
7.0	7.0	Recognise and manage risk		
	7.1	The Board or appropriate Board Committee should establish policies on risk oversight and management.	✓	
	7.2	The Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) should state to the Board in writing that: • the statement given in accordance with the best practice recommendation 4.1 (the integrity of financial statements) is founded on a system of risk management and internal compliance and control which implements the policies adopted by the Board. • the Company's risk management and internal compliance and control system is operating efficiently in all material respects.	✓	
	7.3	Provide the information indicated in Guide to reporting on Principle 7.	✓	
8.0	8.0	Encourage enhanced performance	✓	
	8.1	Disclose the process for performance evaluation of the Board, its committees and individual Directors, and key Executives and corporate performance.	✓	
9.0	9.0	Remunerate fairly and responsibly	✓	
	9.1	Provide disclosure in relation to the Company's remuneration policies to enable investors to understand • the costs and benefits of these policies; and • the link between remuneration paid to Directors and key Executives and corporate performance.	✓	
	9.2	The Board should establish a Remuneration Committee.		4
	9.3	Clearly distinguish the structure of Non-Executive Directors' remuneration from that of Executives.	✓	
	9.4	Ensure that payment of equity-based Executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	✓	
	9.5	Provide the information indicated in Guide to reporting on Principle 9.	✓	
10.0	10.0	Recognise the legitimate interests of stakeholders.	✓	
	10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	✓	

Notification and explanation of departure from the Best Practice Recommendations

Note 1: The Company has a Managing Director who is also the Chief Executive Officer. Therefore both roles are exercised by the same person. The Company does not have an Independent Chairman of the Board. The Chairman is an executive director.

Note 2: The Board of Directors of the Company does not have a Nomination Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Nomination Committee can be adequately handled by the full Board.

Note 3: The Board has recently commenced the establishment of an audit committee that comprises the Non-Executive Director and the Company Secretary. The audit committee did not meet during the year. The functions handled by an audit committee were previously handled by the full Board. The Company is in the process of developing a formal charter for the audit committee and seeking a further member.

Note 4: The Company does not have a Remuneration Committee. The Board is of the opinion that due to the nature and size of the Company, the functions performed by a Remuneration Committee can be adequately handled by the full Board.

WESTRALIAN GAS AND POWER LIMITED
ADDITIONAL INFORMATION FOR AUSTRALIAN SECURITIES EXCHANGE
AS AT 31 AUGUST 2007

1. **Shareholding and Option Holding**

a) Distribution of Ordinary Fully Paid Shareholders and Optionholders at 31 August 2007

Category (size of holding)	Shares	Listed Options
1 - 1,000	2,608	1,000
1,001 - 5,000	280,344	2,000
5,001 - 10,000	1,379,232	809,800
10,001 - 100,000	13,160,397	6,085,434
100,001 - and over	42,569,919	9,351,766
	57,392,500	16,250,000

b) The number of shareholdings held in less than $500 marketable parcels is 50 based on a share price of 12 cents.

c) The names of the substantial shareholders listed in the Company's register as at 31 August 2007 are:

Ordinary Fully Paid Shareholders	Shares
Sunbeam Securities Pty Ltd as trustee for Sunbeam Superannuation Fund	9,460,000
Mr Stephen Leslie Thomas as trustee for SLT Family Trust	10,000,000

d) Voting Rights
The voting rights attached to each class of equity security are as follows:
Ordinary shares - each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.
Converting incentive preference shares - these shares have no voting rights.
Options - options have no voting rights.

2. The name of the Company Secretary is Dean McKenzie.

3. The address of the principal registered office in Australia is 46 Ord Street, West Perth, Western Australia. Telephone 61 8 9322 6955.

4. The register of securities is held at Computershare Investor Services Pty Ltd, level 2, Reserve Bank Building, 45 St Georges Terrace, PERTH WA 6000

5. The company securities are quoted on Australian Stock Exchange Limited (shares WGP, listed options WGPO). Certain shares held prior to the Company's IPO are held in escrow.

6. **Unquoted Securities**

(i) Converting Incentive Preference Shares

13,700,000 converting incentive preference shares are on issue. All converting preference shares are held by:

- New Resource Holdings Pty Ltd 3,425,000 A Class CIPS and 3,425,000 B Class CIPS
- Stephen Leslie Thomas as trustee for SLT Trust 3,425,000 A Class CIPS and 3,425,000 B Class CIPS

(ii) Options over Unissued Shares - a total of 8,000,000 unlisted options are on issue.

New Resource Holdings Pty Ltd - 4,000,000 (50%)
Crocodile Science Corporation Pty Ltd - 3,000,000 (37.5%)
SL Fromson (SL Fromson Trust A/c) - 1,000,000 (12.5%)

20 Largest Shareholders — Ordinary Shares

No.	Name	Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	Mr Stephen Leslie Thomas (SLT Family A/C)	10,000,000	17.42
2.	Sunbeam Securities Pty Ltd (Sunbeam Super Fund A/C)	9,460,000	16.48
3.	York Heritage Pty Ltd	2,772,100	4.83
4.	Mr Seng Tan	1,661,490	2.89
5.	Mr Ian Morgan Philp (Philp Super Fund A/C)	1,200,000	2.09
6.	Mr Paul Dominic Hillman	1,157,921	2.02
7.	Mr Alan Robert Burns	932,500	1.62
8.	Mr David Frederick Hughes	800,000	1.39
9.	HSBC Custody Nominees (Australia) Ltd	720,000	1.25
10.	Mr Raymond Muskett	610,000	1.06
11.	Parkes Holdings Pty Ld	600,000	1.05
12.	Chimaera Capital Limited	555,000	0.97
13.	Mr Stephen Leslie Thomas	528,963	0.92
14.	Mr Phillip Clive Hardcastle	500,000	0.87
15.	Delfur Pty Limited	412,000	0.72
16.	Ljuben Jovanowski Pty Ltd (Ljubem Jovanowski Family A/C)	400,000	0.70
17.	Mr Richard D Swinstead & Ms Annette V Swinstead	400,000	0.70
18.	Mrs Sandra Lee Fromson (SL Fromson A/C)	375,000	0.65
19.	Deck Chair Holdings Pty Ltd	360,000	0.63
20.	Castrum Pty Ltd	320,000	0.56
		33,764,974	58.82

20 Largest Optionholders - Listed Options

No.	Name	Number of Listed Options Held	% Held of Issued Options
1.	Mr Paul Dominic Hillman	763,300	4.70
2.	Mr Raymond Muskett	530,000	3.26
3.	Mrs Sandra Lee Fromson (S L Fromson A/C)	500,000	3.08
4.	Miss Shireen Mantle	493,800	3.04
5.	Mr Robert Anthony Oliff	465,000	2.86
6.	Sparrowhawk Investments Limited	450,000	2.77
7.	Mr Paul Fromson & Mrs Sandra Fromson (Super Fund A/C)	448,000	2.76
8.	Nefco Nominees Pty Ltd	330,000	2.03
9.	Abwest Pty Ltd	300,000	1.85
10.	Mr RP Wiseman & Mr BA Wiseman (Wiseman the Wiseman Super Fund A/C)	300,000	1.85
11.	Mrs Sandra Lee Fromson	297,000	1.83
12.	Mr Andrew John Lehmann	264,000	1.62
13.	Cygnet Capital Pty Ltd	250,000	1.54
14.	Mr Ljupco Mircev (Ljupco Mircev Family A/C)	243,200	1.50
15.	MOYE (WA) Pty Ltd (The Moye Super Fund A/C)	234,000	1.44
16.	Olld Pty Ltd	227,000	1.40
17.	Mr Talal Tabikh	225,000	1.38
18.	Mr Grant Raymond Dinse	220,000	1.35
19.	Mr Jeffrey Glyn Cunnane	208,000	1.28
20.	Bellset Nominees Pty Ltd	200,000	1.23
		6,948,300	42.77

WESTRALIAN GAS AND POWER LIMITED
PETROLEUM INTERESTS AS AT 31 AUGUST 2007

Petroleum Interest	Registered Holder	Area	Date of Grant	Status and Term
Onshore Western Australia				
Eneabba North	Westralian Gas and Power Limited	3 Graticular Blocks		Drilling Reservation applied for.
Eneabba South	Westralian Gas and Power Limited	6 Graticular Blocks	June 2007	Drilling Reservation granted. Term of 6 years.
Greenough Block	Westralian Gas and Power Limited (Eneabba Gas Limited earning 70% in the interest held by Westralian Gas and Power Limited).	33 Graticular Blocks		Exploration Permit applied for.
Treeton	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	2 Graticular Blocks	February 2007	Drilling Reservation granted. Term of 12 months.
Vasse	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	2 Graticular Blocks	July 2007	Drilling Reservation granted. Term of 3 years.
Yelverton 'Lewis Farm'	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	142.7 km^2		Special Prospecting Authority applied for.
Margaret River	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	355.9 km^2	March 2006	Exploration Permit granted. Term of 6 years.
Augusta	Red Mountain Energy Pty Ltd (Westralian Gas and Power earning 100%)	462.5 km^2	March 2006	Exploration Permit granted. Term of 6 years.
Collie	Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd (Westralian Gas and Power earning 100% in the interest held by Red Mountain Energy Pty Ltd and has an option to acquire the Flamestar Corporation Pty Ltd interest)	6 Graticular Blocks		Drilling Reservation applied for

Petroleum Interest	Registered Holder	Area	Date of Grant	Status and Term
Wilga	Red Mountain Energy Pty Ltd and Flamestar Corporation Pty Ltd (Westralian Gas and Power earning 100% in the interest held by Red Mountain Energy Pty Ltd and has an option to acquire the Flamestar Corporation Pty Ltd interest)	4 Graticular Blocks		Drilling Reservation applied for

Petroleum Interest	Registered Holder	Area	Date of Grant	Status and Term
Offshore Western Australia				
WA -381-P Fremantle	Westralian Petroleum Limited 50%	33 blocks	Permit granted. August 2006	Term of 6 years
WA-382-P Mandurah	Westralian Petroleum Limited 50%	37 Blocks	Permit granted. August 2006	Term of 6 years
Onshore Kentucky USA				
Carter lease	Sunset Energy LLC	600 acres +/-	March 2006	Continues annually while in production
Stockton lease	Sunset Energy LLC	120 acres +/-	March 2006	Continues annually while in production
Thomas lease	Sunset Energy LLC	50 acres +/-	January 2007	Continues annually while in production
Riddle lease	Sunset Energy LLC	250 acres +/-	January 2007	Continues annually while in production
York lease	Sunset Energy LLC	100 acres +/-	January 2007	Continues annually while in production
Dyer Lease	Sunset Energy LLC	800 acres +/-	April 2007	Continues annually while in production
Davis Lease	Sunset Energy LLC	220 acres +/-	March 2007	Continues annually while in production
Wells Lease	Sunset Energy LLC	250 acres +/-	July 2007	Continues annually while in production
Shepherd Lease	Sunset Energy LLC	650 acres +/-	July 2007	Continues annually while in production

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

FORMS 604 & 603 – SUBSTANTIAL HOLDER

Date:	6th July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 5

Please refer to the attached forms 604 and 603 detailing the change of interests of a substantial holder and the notice of initial substantial holder.

Stephen Thomas
Managing Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Westralian Gas and Power Limited

ACN/ARSN: 109 213 470

1. Details of substantial holder(1)

Name: New Resource Holdings Pty Ltd / York Heritage Pty Ltd

ACN/ARSN (if applicable): 009 248 999

There was a change in the interests of the substantial holder on: 26 /6 / 07

The previous notice was given to the company on: / /

The previous notice was dated: 14 /2 / 07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary	12,772,100	23.40%	2,772,100	5.07%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
25/6/07	New Resource Holdings Pty Ltd	Transfer of shares	$1,229,800	Ordinary 9,460,000	9,480,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
New Resource Holdings Pty Ltd	New Resource Holdings Pty Ltd	New Resource Holdings Pty Ltd	Ordinary Share Holding	Ordinary 0	0
York Heritage Pty Ltd	York Heritage Pty Ltd	York Heritage Pty Ltd	Ordinary Share Holding	Ordinary 2,772,100	2,772,100

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
New Resource Holdings Pty Ltd	3 Branksome Gardens City Beach WA 6015
York Heritage Pty Ltd	3 Branksome Gardens City Beach WA 6015

Signature

print name PETER BRIGGS capacity

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Westralian Gas and Power Limited
ACN/ARSN	109 213 470

1. Details of substantial holder (1)

Name	Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>
ACN/ARSN (if applicable)	125 886 366

The holder became a substantial holder on 26/6/07

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully Paid Ordinary	9,460,000	9,460,000	17.32%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Ordinary Share Holding	Ordinary 9,460,000

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Ordinary 9,460,000

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	26/6/07	$1,220,000	-	Ordinary 9,460,000

6. Associates

The reasons the persons named in paragraph 1 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Sunbeam Securities Pty Ltd	3 Branksome Gardens City Beach WA 6015

Signature

print name capacity

sign here date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

COMPLETION OF CAPITAL RAISING VIA PLACEMENT NOTICE UNDER SECTION 708A

Date:	6th July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 8

Completion of Placement

The Company is pleased to announce that it has completed the placement of 2,800,000 ordinary fully paid shares at 12.5 cents each. It has also issued 250,000 listed options on the same basis as the currently listed options.

Attached is an Appendix 3B – New Issue Announcement for application for quotation of the new securities.

Notice under Section 708A

Westralian Gas and Power Limited ('Company') issued 2,800,000 shares and 250,000 options to persons who come within one of the exemptions set out in Section 708 of the Corporations Act.

The issued shares are part of a class of securities quoted on Australian Stock Exchange Limited and the issued options are also part of a class of securities quoted on Australian Stock Exchange Limited.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The shares and options were issued without disclosure to investors under Part 6D.2, in reliance on Section 708A(5) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

Peter Briggs
Executive Chairman

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westralian Gas and Power Ltd

ABN

53 109 213 470

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A. Ordinary Shares B. Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A. 2,800,000 Ordinary Shares B. 250,000 Options
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A. Shares Fully Paid B. Options exercisable at $0.25 on or before 17 September 2009

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	A. Yes the shares rank equally with the existing fully paid shares. B. Yes the options rank equally with the existing listed options.
5	Issue price or consideration	A. 12.5 cents per share B. Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To augment working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised but approximately 6 July 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	57,392,500 shares	Ordinary fully paid shares
		16,250,000 options	Options exercisable at 25 cents by 17/9/2009

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	- shares	Ordinary fully paid shares
		13.7 million CIPS	Converting Incentive Preference Shares
		4 million Options	Options exercisable at 30 cents by 17/9/2009
		4 millions Options	Options exercisable at 30 cents by 30/11/2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities – not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ..

Date: 6 July 2007

Print name: Dean McKenzie

== == == == ==

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

New Kentucky Lease Acquired

Date:	26th July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company wishes to announce that through its wholly owned subsidiary Sunset Energy LLC it has acquired the lease which adjoins its Stockton lease to the west.

The lease is known as the Wells Farm and is approximately 150 acres. The lease has only been sparsely drilled. There has been significant production in adjoining leases to the west and east. The Company believes there to be good prospects in the northern portion of the lease near the boundary of the Stockton lease where the #6 well is in production.

Data studies will be undertaken in the near future with the possibility of a well before Christmas.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

New Kentucky Lease Acquired

-AMENDED-

Date:	26th July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company wishes to announce that through its wholly owned subsidiary Sunset Energy LLC it has acquired from Mr Tony Wells for USD$3,000 the Wells Farm lease.

The lease is approximately 150 acres and it adjoins the Stockton lease to the west. The lease has only been sparsely drilled. There has been significant production in adjoining leases to the west and east. The Company believes there to be good prospects in the northern portion of the lease near the boundary of the Stockton lease where the #6 well is in production.

Data studies will be undertaken in the near future with the possibility of a well before Christmas 2007.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

MORE OIL ON THE RIDDLE LEASE

Date:	27th July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company wishes to announce that its wholly owned subsidiary Sunset Energy LLC has spudded Riddle #10 (the first of the 10 well program announced earlier) at 9.00 pm Perth time on the 26th of July 2007.

The well has intersected live oil at 765 ft (235m) and blew to the surface as a fine mist with the aid of air from the rig. Work has been suspended over night and the well will be put on test in the morning (9.00pm Perth Time).

The Company is once again delighted with the progress on the Riddle lease and is in the process of permitting more wells to be drilled in the next few months.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

COMPANY ANNOUNCEMENT

Date:	27 July 2007
To:	ASX Companies Announcement Office by Electronic Lodgement
Number of Pages:	7

April - June 2007 Fourth Quarter Activities Report

and

April – June 2007 Fourth Quarter Cashflow Report

Summary of Activities

KENTUCKY USA OIL LEASES:

The Company now holds over 2,000 acres of oil leases in Cumberland County Kentucky. All of these leases are known to have produced oil for earlier explorers however due to the downturn in oil prices in the late 1980's and 1990's these leases lapsed.

The Company has recently completed a very successful drilling program which culminated in significant discoveries on the Riddle Lease where three wells have had flows of over 100 barrels of oil per day recorded.

Five new wells are planned for the Riddle Lease in the next quarter and a further five are planned for other leases the Company holds.

The Company is in the final stages of acquiring three new leases, which will give in excess of 4,000 acres of oil leases entirely within Cumberland County Kentucky. This holding will position the Company to grow its business to be a significant oil producer in southern Kentucky.

SOUTH WEST WESTERN AUSTRALIA COALSEAM METHANE PROJECT:

Within the period the Company established the terms of a farmin arrangement on its Coal Seam Methane acreage in the Perth and Collie Basins. These terms make up the basis of a Memorandum of Understanding (MOU) which was formalised in July 2007.

Compiled by Stephen Thomas, BSc (Hons). AustIMM

OFFSHORE WESTERN AUSTRALIA OIL & GAS PERMITS (WGP 50%):

Seismic mapping of WA-381-P and WA-382-P was been completed in the quarter, and eight initial prospects identified. The most encouraging prospect identified is the Success Prospect, which has an associated gas chimney. The basal part of the 1971 WAPET Warnbro 1 well intersects the southern part of the closure of the Success Prospect. Two independent petrophysical consultants from the United States have re-evaluated the deeper part of the Warnbro 1 well for the joint venture, and have concluded that hydrocarbons are present in the deeper part of the well, based on the available data. However, due to the age of the data available and the lack of formation testing, it is not possible to put accurate figures on the volume of hydrocarbons that reside within the potential reservoir. Nevertheless, the petrophysical results are very encouraging, and support the validity of the Success Prospect.

Planning for a marine electrical survey to replace the initially planned CSEM survey is nearing completion, and a formal application for approval to conduct the survey will be submitted to the Designated Authority within the next few weeks. It is planned to commence the survey in August 2007. The submission of the approval will occur when an environmental impact investigation is completed. The new electrical survey was adopted in order to investigate the gas chimney above the Success Prospect, which the CSEM survey would have had difficulty in detecting.

A study of the Yarragadee reservoir was commenced in this quarter and will be completed by the end of August 2007. This study will enhance our knowledge of the ability of the Yarragadee Formation to host hydrocarbons in the Success Prospect, and elsewhere in the permit areas. All studies carried out to date have continued to enhance the prospectivity of the two Perth Basin permits. It is anticipated that the electrical survey to be commenced in August will further contribute to the growing evidence for the high prospectivity of the permits.

Compiled by Dr Mike Middleton, (formerly: Senior Geoscientist in the Geological Survey of Western Australia, Professor of Petroleum Geology at Curtin University of Technology and Research Professor of Petrophysics in the Nordic Energy Research Program).

The company continues to actively seek opportunities with potential joint venture participants to advance the prospects for the offshore oil and gas permits.

Stephen Thomas
Managing Director

Rule 5.3

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Westralian Gas and Power Limited

ABN	Quarter ended ("current quarter")
853 109 213 470	30 June 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date 12 months $A'000
1.1	Receipts from product sales and related debtors	19	122
1.2	Payments for (a) exploration and evaluation	(227)	(730)
	(b) development	-	(13)
	(c) production	-	-
	(d) administration	(331)	(1,291)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	6	22
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	21	98
	Net Operating Cash Flows	(512)	(1,792)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(11)	(66)
	(b)equity investments	-	-
	(c) other fixed assets	(53)	(84)
1.9	Proceeds from sale of: (a)prospects	-	-
	(b)equity investments	-	-
	(c)other fixed assets	-	-
1.10	Loans to other entities	-	(31)
1.11	Loans repaid by other entities	52	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(12)	(181)
1.13	Total operating and investing cash flows (carried forward)	(524)	(1,973)

1.13	Total operating and investing cash flows (brought forward)	(524)	(1,973)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	1,329
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (capital raising costs)	(11)	(162)
	Net financing cash flows	(11)	(1,167)
	Net increase (decrease) in cash held	(535)	(806)
1.20	Cash at beginning of quarter/year to date	564	834
1.21	Exchange rate adjustments to item 1.20	38	39
1.22	**Cash at end of quarter**	67	67

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	40
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Cash payments for consulting fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	130
4.2	Development	-
	Total	**130**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	67	162
5.2	Deposits at call	-	401
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	67	563

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed		No change		
6.2	Interests in mining tenements acquired or increased	T Wells Oil Lease	Kentucky USA Oil Lease	0 %	100 %

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Converting Incentive Preference Shares. 13,700,000	Nil	Nil	Nil
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -			
7.3	**+Ordinary securities**	54,592,500	54,592,500	Fully Paid	Fully Paid
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	- -	- -	- -	- -
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	16,000,000 4,000,000 4,000,000	16,000,000 - -	*Exercise price* *25 cents* *30 cents* *30 cents*	*Expiry date* *17/09/09* *17/09/09* *30/11/08*
7.8	Issued during quarter	-	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does /~~does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: 27 July 2007
Company Secretary

Print name: Dean McKenzie

== == == == ==

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE LEASE UPDATE AUGUST

Date:	6th August 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company wishes to announce that its wholly owned subsidiary Sunset Energy LLC has spudded Riddle # 9 on Friday 3rd August 2007 Kentucky Time.

The well is at 910 ft (280m), drilling has been suspended over the weekend and will recommence on Monday night Perth time. The target zone is anticipated to be at approximately 1100ft (340m)

Riddle #10 has begun to pressure up from no gas initially in the system to a wellhead pressure of over 200 PSI. The pressure is increasing and is being monitored with a view to using it to lift the oil in the well bore once the pressure is stabilised.

The Company is pleased with the progress so far of its 10 well program.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

KENTUCKY DRILLING UPDATE

Date:	14th August 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company wishes to announce that its wholly owned subsidiary Sunset Energy LLC has completed the Riddle # 9 well which had only minor shows of oil. The well has been plugged and abandoned.

Riddle #10 has continued to produce gas and maintain a wellhead pressure of over 200 PSI. The pressure is now being reduced by venting to a point where a production sting can be inserted into the well bore to begin testing.

The Company spudded the York #4 well over the weekend and drilling was completed last night Perth time. The well reached 1610 feet in the Knox Formation. Oil shows were intersected 1505 ft and 1570 ft (the first and second breaks in the Knox Fm). Oil did not flow to surface and testing of the formation is now being arranged.

The rig will now move to the Carter lease where 5 wells have been permitted for drilling.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 107 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

Date:	4th September 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 2

Westralian Gas and Power, Strike $37 million Perth Offshore Exploration Deal with ROC Oil

September 4, 2007 Perth-based Westralian Gas and Power (WGP) with joint venture partners Lempika Pty Ltd (25%) and Emphazise Pty Ltd (25%), are pleased to announce the signing of a $37 million heads of agreement with ROC Oil assigning it the rights to explore and drill two wells in two offshore petroleum permits W05-21 and W05-22, comprising 4530 sq km, in the Vlaming Sub-basin ranging from Rottnest Island to Mandurah.

Under the terms of the Farm-in Agreement, which is subject to government approval, ROC has acquired a series of three options that can be sequentially triggered by funding a three staged work programme. ROC has already committed to funding the first earning stage whereby it will acquire an initial 20% interest in the two permits and be appointed Operator, by funding 100% of A$2 million of pre-seismic exploration activity.

It is ROC's current intention to also commit to the second earning stage whereby it will acquire an additional 20% interest in each permit by funding 100% of a A$5 million 2D/3D seismic programme. If ROC commits to the third earning stage, the funding of 100% of a well in each permit up to a total cost of A$15 million per well, will earn an additional 40% interest in the permit in which the well is located. On this basis, if ROC exercised all its options it would acquire 80% interest in each permit for a total cost of A$37 million.

WGP Chairman Peter Briggs said he is delighted with the deal which provides free carry for WGP with all exploration costs through to production met by ROC Oil. "ROC is a strong player with a wealth of experience in exploration and production within the Perth Basin so they are a natural fit for us."

"The leases, on Perth's doorstep, are strategically located close to the Kwinana refinery and are described by the Dept in promising terms," Mr Briggs said.

Mr Briggs said: "WGP is committed to building its energy portfolio by seizing further energy opportunities through increased exploration and beneficial 'free carry' partnership arrangements such as with ROC Oil (and ERM Gas last month). This will allow WGP to carry out more exploration and drive other operations through to production."

Lempika and Emphasize are family companies of Alan Burns. Mr Burns, who is also a director of WGP said, ROC has experience in the Perth Basin, which is nicely matched by Burns family companies' activities on the same acreage.

Background:

The permits are described by the Department of Industry and Resources as having "...a petroleum system present..." with "...seismic data providing further evidence of a potential active petroleum system in Areas W05-21 & W05-22, with an apparent gas chimney imaged".
Source:
http://www1.industry.gov.au/acreagereleases2005/html/vlaming_sum.htm

WGP – A Diversified Energy Player: Since floating on the ASX in April 2005 as a dedicated coal seam gas explorer, WGP has successfully transformed itself into a diversified energy player boasting a portfolio of promising assets ranging from coal seam gas exploration, oil and gas exploration, oil production, through to CO2 geosequestration.

Coal Seam Gas: In July, WGP signed a deal with ERM Gas, a wholly owned subsidiary of ERM Power a developer of gas fired power stations, to explore WGP's extensive coal seam gas leases in south west Western Australia and fund their development with the intent of supplying coal seam gas to ERM Power stations in WA.

Kentucky USA: WGP 100 percent owns Sunset Energy LLC with over 3000 acres of oil leases in Cumberland County Kentucky USA. This provides WGP an ongoing and increasing revenue stream due to a successful and continuing exploration program. The company is three wells into a ten well drilling program.

Perth Basin: In addition to the leases covered by the ROC Oil deal, the company also holds a 450 sq km onshore permit EP455 located 12 km south of Eneabba which is prospective for gas.

CO2 Geosequestration: The Company is also investigating the provision of geosequestration of CO2, from BP/Rio's proposed Kwinana power station, into formations located in its Perth Basin lease area.

Stephen Thomas
Managing Director

4 September 2007

ROC OIL COMPANY LIMITED ("ROC")

STOCK EXCHANGE RELEASE

ACREAGE ACQUISITION:
ROC FARMS INTO VLAMING SUB-BASIN, OFFSHORE PERTH

ROC is pleased to advise that its wholly-owned subsidiary Roc Oil (WA) Pty Limited has executed a Farm-in Agreement with Lempika Pty Limited, Emphazise Pty Limited and Westralian Petroleum Limited with regard to adjacent exploration permits WA-381-P and WA-382-P ("the Permits") in the Vlaming Sub-Basin, offshore Perth (Attachment 1).

1. THE FARMIN

Subject to government approval, ROC has acquired an initial 20% interest in the Permits and has been granted a further two options that can be exercised by funding a staged work programme. Specifically:

- ROC has agreed to acquire a 20% interest in the Permits and be appointed Operator by funding 100% of A$2 million pre-seismic exploration activity.
- The second stage option to acquire an additional 20% interest in the Permits requires ROC to fund a A$5 million 2D/3D seismic programme. Subject to the availability of seismic vessels, ROC and its co-venturers intend to move as quickly as possible to acquire seismic in order to allow the Joint Venture to consider the details of its 2008-2009 drilling strategy.
- If ROC elects to exercise the final option, it will be required to pay 100% of an exploration well in one and/or both Permits up to a cost of A$15 million per well, for an additional 40% interest in the Permit in which the well is located.

On the above basis, if ROC exercised all options it will acquire an 80% interest in the Permits in consideration for funding of A$37 million work programme.

2. THE AREA

The Permits are located approximately 35 km west of Perth in Commonwealth waters and cover 4,540 sq km (Attachment 1). Water depths range from 15 metres to 1500 metres.

The key attractions of the area include:

- Access to both gas and oil infrastructure in the Kwinana-Perth area;
- Several different oil and gas plays are recognised in the area which appear to have all the characteristics necessary to generate and trap oil and/or gas accumulations. Seismic data acquired between 1975 and 2004 indicate the

presence of a number of structural leads and prospects which will be covered by the proposed 2D/3D seismic data;

- Hydrocarbon source is not thought to be a major problem because five of the seventeen exploration wells drilled in and around the Permits recorded oil and/or gas shows with one well, immediately to the north, recovering approximately 100 barrels of light oil;
- Wells drilled to date indicate good quality reservoirs to a depth of approximately 3,000 metres; and
- The presence and extent of a competent cap rock was considered to be the main technical challenge in the Permits but a recent extensive review has provided better and more positive insights into this aspect of the petroleum system in this part of the Vlaming Sub-basin.

3. THE JOINT VENTURE

The initial interests in the Area will be:

Roc Oil (WA) Pty Limited (Operator)	**20%**
Westralian Petroleum Limited	40%
Lempika Pty Limited	20%
Emphazise Pty Limited	20%

4. CEO'S COMMENTS

Commenting on the farm-in, ROC's Chief Executive Officer, John Doran, stated that:

"The Vlaming Sub-basin sits slap bang in the middle of ROC's core competency. As Operator, the Company led the Joint Venture that discovered and developed the Cliff Head Oil Field, in the environmentally sensitive Perth Basin, some 350 km to the north. One of the hallmarks of the Cliff Head Development was ROC's close liaison with the local community, particularly the crayfishing industry, to ensure that the environmental footprint is minimal and that the Company's activities recognise and respect all interested parties. Quite bluntly, our Cliff Head experience provides a really good case history as to how well industry-community liaisions can work if all the relevant parties are directly involved from the outset.

ROC has been reviewing the prospectivity of the Permits since early 2006 and therefore, it is particularly pleasing to be able to structure a mutually beneficial arrangement with the farmors without ROC committing to a well until more information is available."

Damian Fisher
General Manager
External Affairs & Investor Relations

For further information please contact:
Dr John Doran on
Tel: +61-2-8356-2000
Fax: +61-2-9380-2635
Email: jdoran@rocoil.com.au
Or visit ROC's website: www.rocoil.com.au

Attachment 1

LOCATION OF EXPLORATION PERMITS WA-381-P & WA-382-P VLAMING SUB BASIN, OFFSHORE WESTERN AUSTRALIA



N
INDIAN
OCEAN
Gas P peline
Fremantle
Port
PERTH
WA-381-P
WA-382-P
Kwinana
Refinery
WESTERN
AUSTRALIA
Western
Australia
AREA OF
DETAIL
Perth
500m
200m
Gas Pipeline
0
50
KILOMETRES
map_W05-21822_Locality-Sep07_jd

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

Share Purchase Plan Announced

Date:	5th September 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The directors of Westralian Gas and Power Limited ('the Company') wish to announce details of a Share Purchase Plan ("**SPP**"). The SPP will provide eligible shareholders with the opportunity to purchase up to $5,000 worth of fully paid ordinary shares in the Company (ranking equally with existing fully paid ordinary shares) without brokerage costs and at a discount to the current market price.

Under the SPP, eligible shareholders will be offered new shares for subscription at 11.5 cents per share. In formulating the SPP subscription price, the Board has taken into account the volume weighted average market price calculated over the five trading days in which trades were recorded immediately prior to today's date.

Funds raised under the SPP will be used to continue exploration and development of its petroleum interests in Kentucky in the United States and enable the Company to maintain its ongoing working capital requirements.

The directors of the Company intend to subscribe for shares under the SPP in respect of their own shareholdings.

The SPP will not be underwritten.

The right to participate in the SPP is available only to Australian and New Zealand shareholders who are registered as holders of fully paid ordinary shares in the Company at 5.00pm (AEST) on Friday, 21 September 2007 ('the record date'). The offer is non-renounceable.

The offer will open on Wednesday, 26 September 2007 and will close at 4.00pm (AEST) on Friday, 12 October 2007.

Full details of the SPP will be set out in documentation together with a personalised application form which the Company expects to be able to send to all eligible shareholders in the week following the record date.

Dean McKenzie
Company Secretary

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	10th September 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited
ABN: 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	2/07/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by New Resource Holdings Pty Ltd
Date of change	**6th September 2007**
No. of securities held prior to change	12,232,100 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	
Number disposed	59,825

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,973.75
No. of securities held after change	12,172,275 Ordinary fully paid shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

Monday 24 September 2007

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Share Purchase Plan Offer Booklet and Application Form

Attached is a copy of Westralian Gas and Power Limited's Share Purchase Plan Offer Booklet that will be dispatched to eligible shareholders from Tuesday 25th September 2007.

The Share Purchase Plan Acceptance Form is not attached to this announcement. A personalised Acceptance Form will be sent to the eligible shareholders together with the Share Purchase Plan Offer Booklet.

WESTRALIAN GAS AND POWER LTD

Dean McKenzie
Company Secretary

WESTRALIAN GAS AND POWER LIMITED

(ACN 109 213 470)

SHARE PURCHASE PLAN BOOKLET

Contents

This is an important document and should be read in its entirety. If you have any doubts as to what you should do, you should seek advice from your stockbroker, accountant, solicitor or other professional adviser.



WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

LETTER FROM THE EXECUTIVE CHAIRMAN

Monday 24 September 2007

On behalf of the directors of Westralian Gas and Power Limited (ASX: WGP), I am pleased to advise the details of a Share Purchase Plan ("SPP"). The SPP will provide eligible shareholders with the opportunity to purchase up to $5,000 worth of fully paid ordinary shares in WGP (ranking equally with existing fully paid ordinary shares) without brokerage costs and at a discount to the current market price.

The SPP has been formulated to comply with ASIC class order relief, which subject to certain conditions, permits shares to be offered under share purchase plans without a disclosure document, as would otherwise be required under the Corporations Act 2001.

Under the SPP, eligible shareholders will be offered new shares for subscription at 11.5 cents per share. In formulating the SPP subscription price the Board has taken into account the volume weighted average market price calculated over the five trading days immediately prior to Wednesday, 5 September 2007 (being the date of announcement of the SPP).

The market price for the Company's shares may rise or fall between the date of this offer and the date shares are issued under the SPP. This means that the price eligible shareholders pay for shares under the SPP may exceed, or be less than, the market price of the Company's shares at the time of issue.

Funds raised under the SPP will be used to enable the company to maintain its ongoing working capital requirements and continue exploration and development of its petroleum interests, particularly in Kentucky in the United States.

Participation in the SPP is entirely voluntary. If you decide to participate, you may apply for a parcel of ordinary shares valued at either A$1,000 or A$2,000 or A$3,000 or A$4,000 or A$5,000 or alternatively you may do nothing, thereby retaining your current shareholding. If you choose to participate in the SPP, all you need to do is follow the instructions on the enclosed personalised application form.

The right to participate in the SPP is available only to Australian and New Zealand shareholders who were registered as holders of fully paid ordinary shares in WGP at 5.00pm (AEST) on Friday, 21 September 2007.

The offer is non-renounceable and will close at 4.00pm (WAST) on Friday 12 October 2007.

The directors of WGP intend to subscribe for shares under the SPP with respect to their own shareholdings.

This booklet sets out the terms and conditions of the SPP and I urge you to read it in its entirety before you decide whether to participate. If you have any doubts as to what you should do, you should seek advice from your stockbroker, accountant, solicitor or other professional adviser.

On behalf of the Board, I invite you to consider this opportunity to increase your investment in WGP.

Yours sincerely
WESTRALIAN GAS AND POWER LIMITED

Peter Briggs
Executive Chairman

INDICATIVE TIMETABLE

KEY DATES	EVENT	
Wednesday, 5 September 2007	SSP announced	The date on which WGP announced the Share Purchase Plan
Thursday, 6 September 2007	Notice to Option holders	The date on which option holders were informed of the Share Purchase Plan.
Friday, 21 September 2007	Record date	The date on which WGP determines Eligible Shareholders
Wednesday, 26 September 2007	Opening Date	Share Purchase Plan opens
Friday, 12 October 2007	Closing Date	Share Purchase Plan closes. Applications must be received by WGP's share registry by 4.00pm (WAST)
Monday, 22 October 2007	Quotation Commences	Shares issued under SPP expected to commence quotation on ASX

WGP has the discretion to alter some Key Dates without prior notice to shareholders.

SPP TERMS AND CONDITIONS

1. Eligibility

To be eligible to participate in the SPP, you must be a registered holder of fully paid ordinary shares in WGP as at 5.00pm (AEST) on Friday, 21 September 2007 with a registered address in Australia or New Zealand ("Eligible Shareholders").

2. Application for Shares

The amount an Eligible Shareholder may invest under the SPP is limited. An Eligible Shareholder may only apply for a parcel of shares with a value of either:

A$1,000 or A$2,000 or A$3,000 or A$4,000 or A$5,000.

Joint/ Multiple Holdings

If an Eligible Shareholder receives more than one copy of this booklet, or if an Eligible Shareholder holds shares in more than one capacity (i.e. because they are both a sole and joint holder of shares), the maximum amount the Eligible Shareholder may apply to invest under the SPP in all capacities is A$5,000.

Joint holders of shares are taken to be a single registered holder of shares for the purposes of determining whether they are an Eligible Shareholder and the certification on the SPP Application Form is taken to have been given by all of them.

Trustee Nominee Holdings

However, if an Eligible Shareholder acts as a trustee or a nominee and is expressly noted on the share register as holding shares on account of a named beneficiary, the named beneficiary will be taken to be the registered holder of those shares. An application for shares, certification or issue of shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the named beneficiary.

3. Non-Renounceable Offer

The offer under the SPP is non-renounceable. Eligible Shareholders cannot transfer their right to acquire shares under the SPP to another person.

4. Rights Attaching to Shares

All shares issued under the SPP will rank equally with existing WGP shares and will carry the same voting rights and other entitlements as at the issue date.

5. Subscription Price

The Subscription Price for shares under the SPP is 11.5 cents per share, which is a 12% discount to the weighted volume average price of the shares calculated over the 5 trading days prior to Thursday, 6 September 2007.

The Subscription Price represents a discount of 13% to the closing market price of WGP shares on the date of the announcement.

The share price of WGP's ordinary shares may rise or fall between the date of this offer and the date the new shares are issued to you. This means that the number of new shares you acquire under the SPP could be more or less than the number that would be determined if the market price of WGP's ordinary shares on the day you make your application was used as the issue price.

6. Number of Shares Issued

Number of shares to be issued =

$$\frac{\text{Amount invested (A\$)}}{\text{Issue Price (A\$)}}$$

In most circumstances, the parcel Eligible Shareholders have applied for will not equal a whole number. In this case the number of shares issued to an Eligible Shareholder will be rounded up to the nearest whole number of Shares.

7. How to Apply

If an Eligible Shareholder wishes to participate in the SPP, they must follow the instructions set out on the reverse of the enclosed "Share Purchase Plan Application Form". A completed "Share Purchase Plan Application Form" together with your cheque made payable to "Westralian Gas and Power Limited - Share Issue Account" must be sent in the reply paid envelope so that it is received by WGP's share registry by no later than 5.00pm (WAST) on Friday, 12 October 2007, unless the closing date is otherwise extended by WGP.

Alternatively to making payment by cheque you may make payment via Bpay. Please follow the instructions on your personalised application form to ensure Bpay payment is made appropriately by no later than 4.00pm (WAST) on Friday, 12 October 2007.

8. Issue Date

The new shares will be issued under the SPP progressively upon receipt of the Share Purchase Plan Application Form and accompanying payment. WGP intends to commence issuing shares under the SPP on receipt of valid Share Purchase Plan Application Forms from Eligible Shareholders and quotation on the ASX will commence on or about Monday, 22 October 2007.

9. SPP not underwritten

The SPP will not be underwritten.

10. Variation and Termination

WGP may change or terminate the SPP or the terms and conditions of the SPP at any time, whether because of a change of law, ASIC requirements or policy or any other circumstance relevant to the SPP or WGP. If WGP terminates the SPP, it will notify ASX and refund any application moneys (without interest).

11. Disputes

The Board of WGP may settle any dispute in relation to the SPP or the terms and conditions of the SPP in any manner it thinks fit, whether generally or in relation to any Eligible Shareholder, application or share. The decision of the Board of WGP will be conclusive and binding.

12. Effect of Receipt

Receipt by WGP's share registry of a completed Share Purchase Plan Application Form and accompanying payment for application monies, will:

(a) constitute an irrevocable acceptance of the offer in accordance with the terms and conditions of the Share Purchase Plan and the constitution of WGP by the shareholder(s) named on the Share Purchase Plan Application Form;

(b) represent a certification by the shareholder named on the form that the aggregate of the application price the subject of the application and any other shares in WGP applied for under this Share Purchase Plan or any other share purchase plan or similar arrangement in the last 12 months does not exceed A$5,000;

(c) authorise WGP (and its offers or agents) to correct any error in, or omission from, your Share Purchase Plan Application Form and to complete the Share Purchase Plan Application Form by the insertion of any missing details;

(d) mean you agree to indemnify WGP for, and to pay to WGP within 5 business days of demand, any dishonour fees or other costs WGP may incur in presenting a cheque for payment which is dishonoured;

(e) serve as acknowledgement that WGP is not liable for any exercise of its discretions referred to in these Terms and Conditions; and

(f) mean you irrevocably and unconditionally agree to the Terms and Conditions and agree not to do any act or thing which would be contrary to the spirit, intention or purpose of the SPP.

13. Governing Law

The Terms and Conditions are governed by the laws in force in Western Australia and are to be interpreted in accordance with their spirit, intention and purpose.

QUESTIONS & ANSWERS (to be read in conjunction with the SPP Terms and Conditions)

1. **What is a Share Purchase Plan ("SPP")?**

   The SPP is a convenient way for eligible shareholders to purchase additional shares without brokerage and transaction costs. All shares issued to you under the SPP will rank equally with your existing fully paid ordinary shares in WGP and will carry the same voting rights and entitlements.

2. **Who is Eligible to Participate?**

   You are eligible to participate in the SPP if you were a registered holder of fully paid ordinary shares in WGP as at 5.00pm (AEST) on Friday, 21 September 2007 with a registered address in Australia or New Zealand.

3. **Do I Have to Participate in the SPP?**

   No - participation in the SPP is entirely voluntary. Before you apply for shares, we recommend you seek independent financial advice from your accountant, stockbroker, solicitor or professional adviser.

4. **How Much Can I Invest under the SPP?**

   The amount you may invest under the SPP is limited. You may only apply for a parcel of shares with a value of:

   A$1,000 or A$2,000 or A$3,000 or A$4,000 or A$5,000

   Joint / Multiple Holdings

   If you receive more than one copy of this booklet, or if you hold shares in more than one capacity (i.e. because you are both a sole and joint holder of shares), the maximum amount you may apply to invest under the SPP in all capacities is A$5,000.

   Joint holders of shares are taken to be a single registered holder of shares for the purposes of determining whether they are an Eligible Shareholder and the certification on the SPP Application Form is taken to have been given by all of them.

   Trustee / Nominee Holdings

   However, if an Eligible Shareholder acts as a trustee or a nominee and is expressly noted on the share register as holding shares on account of a named beneficiary, the named beneficiary will be taken to be the registered holder of those shares. An application for shares, certification or issue of shares to the trustee or nominee will be taken to be an application or certification by, or an issue to, the named beneficiary.

   By applying to purchase shares under the SPP, you certify and warrant that you have not exceeded the A$5,000 limit.

5. **Can I Transfer My Right to Purchase Shares Under the SPP?**

   No - the offer under the SPP is non-renounceable. This means you cannot transfer your right to acquire shares under the SPP to another person.

For personal use only

6. **What is the Subscription Price of the Shares under the SPP?**

The Subscription Price for shares under the SPP is 11.5 cents per share.

In formulating the SPP subscription price the Board has taken into account the volume weighted average market price calculated over the five trading days immediately prior to Wednesday, 5 September 2007 (being the date of the announcement of the SPP).

The Subscription Price represents a discount of 13% to the closing market price of WGP shares on the date of the announcement.

The share price of WGP's ordinary shares may rise or fall between the date of this offer and the date the new shares are issued to you. This means that the number of new shares you acquire under the SPP could be more or less than the number that would be determined if the market price of WGP's ordinary shares on the day you make your application was used as the issue price.

Shareholders may obtain up to date information on the latest closing price of WGP's shares from ASX's website (www.asx.com.au).

7. **What is the purpose of the SPP and how much will be raised from the SPP?**

It is not possible for WGP to determine with any certainty the number of Eligible Shareholders who will participate in the SPP as participation is voluntary. Therefore, WGP is not in a position to specifically determine the amount of money it will raise from the SPP.

However, WGP's target raising under the SPP is between $400,000 and $800,000. WGP will accept subscriptions in excess of the target raising. If WGP receives subscription under the SPP which are significantly less than the target raising then WGP will review its funding needs at the time and if necessary, will consider alternative funding arrangements.

Funds raised under the SPP will be used to enable the company to maintain its ongoing working capital requirements and continue exploration and development of its petroleum interests, particularly in Kentucky in the United States.

Once the SPP offer period is closed and the cleared subscription moneys have been received, WGP will be in a position to ascertain the amount of money it has raised from the SPP, at which time it will inform the market.

8. **How Do I Apply for Shares Under the SPP?**

If you wish to participate in the SPP, follow the instructions set out on the reverse of the enclosed "Share Purchase Plan Application Form". Send your completed "Share Purchase Plan Application Form" together with your cheque made payable to "Westralian Gas and Power Limited - Share Issue Account" in the reply paid envelope so that it is received by WGP's share registry by no later than 5.00pm (WAST) on Friday, 12 October 2007 unless the closing date is otherwise extended by WGP.

Alternatively to making payment by cheque you may make payment via Bpay. Please follow the instructions on your personalised application form to ensure Bpay payment is made appropriately by no later than 4.00pm (WAST) on Friday, 12 October 2007.

9. **How Long is the SPP Open?**

The SPP opens on Wednesday, 26 September 2007 and is expected to close at 4.00pm (WAST) on Friday, 12 October 2007, unless the closing date is otherwise extended by WGP.

10. How Many Shares Will I Receive?

Number of shares to be issued =

$$\frac{\text{Amount invested (A\$)}}{\text{Subscription Price (A\$)}}$$

In most circumstances, the parcel you have applied for will not equal a whole number. In this case the number of shares issued to you will be rounded up to the nearest whole number of Shares.

11. Market Updates

WGP recommends that Eligible Shareholders liaise with their brokers or financial advisers so that Eligible Shareholders can remain up to date on any developments prior to or during the SPP offer period. In any event, and in line with its continuous disclosure obligations, WGP will release any material information or updates relating to the SPP (which can be viewed on www.asx.com.au), as well as placing it on its website (which can be viewed at www.westraliangasandpower.com.au).

12. Who should I contact if I have any more queries?

For information about your shareholding please contact WGP's Share Registry, Computershare Investor Services on 1300 557 010 or for any other enquiries please contact the WGP Shareholder information line on 1300 768 101.

CORPORATE DIRECTORY

WGP Share Registry	WGP Shareholder Information Line	WGP Registered Office	WGP Legal Advisers
Computershare Level 2, 45 St George's Tce PERTH WA 6000 Within Australia Phone 1300 557 010 Outside Australia Phone +61 3 9415 4000	Within Australia Phone 1300 768 101 Outside Australia Phone +61 2 8256 3371	Westralian Gas and Power Ltd Suite 1, 46 Ord Street WEST PERTH WA 6005 Phone 08 9322 6955	Hardy Bowen Lawyers Level 1, 28 Ord Street WEST PERTH WA 6005

WESTRALIAN GAS AND POWER LIMITED
SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

A Brief Perspective on Westralian Gas & Power

Date:	25th September 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages 5

The accompanying document issued to shareholders is a brief summary of where the company sits today with a portfolio of 3 Joint Ventures and the developing exploration potential of Oil leases in the USA.

Peter Briggs
Chairman



Westralian Gas and Power Limited (WGP)

This year we are beginning to see the fruits of our last two years of exploration activity.

With the completion of extensive seismic over our Coal Seam leases in Western Australia we were able to highlight the potential for Coal Seam Methane gas, which attracted two lucrative joint ventures. ERM Gas has entered into a joint venture with WGP to explore and develop the leases held in the South-West of Western Australia. Through the joint venture **WGP will retain a 25% free carried on going interest in production and reimbursement of up to three million dollars**, representing our exploration costs to date.

Eneabba Gas Ltd (EGL) has entered into a joint venture with WGP to explore and develop the Greenough Lease held in the Mid-West of Western Australia. **Through this joint venture, WPG will retain a 30% free carried on going interest in production and reimbursement of our costs to date.**

With our joint venture partners in the off shore Perth basin, under the leadership of Dr. Michael Middleton, we engaged some of the world's leading experts in Australia and the USA to re-assess previous exploration work. The result of this work attracted ROC Oil Ltd to farm into our leases; **WGP and its partners interest in the project will reduce from 100% to 20% free carried under the Agreement,** as Roc spends $37 million funding a three stage work programme which includes drilling of two wells.

The three Joint Ventures eliminate WGP's ongoing exploration costs and will allow us to focus on our oil properties in Kentucky, while considering other opportunities available to us.

WGP is also currently negotiating a Joint Venture with a large international petroleum company wishing to expand their exploration activities into Australia, which suites WGP's program in Australia over the next twelve months.

We believe Australia still has great potential for petroleum exploration.

KENTUCKY USA


WESTRALIAN GAS AND POWER LIMITED

Westralian Gas & Power Limited achieved a milestone in the past 12 months, "revenue"

In March 2006, WGP through its wholly owned subsidiary, Sunset Energy LLC, acquired it's first two oil leases in Cumberland County Kentucky, the Carter and Stockton Lease.

These were acquired at very low cost and gave the company it's entry into the US oil patch.

Although low yielding, wells drilled in the region have been consistent producers over many years and cost very little to drill and establish. This then is the corner-stone to the Kentucky oil farming project.

Since March last year, Sunset has acquired 6 more leases, totalling 3100 acres, all of them 100% Working Interest and 87.5% Revenue Interest. These acquisitions include eight pump jacks, 5 oil storage tanks of approximately 100 barrels per tank, in field flow lines and electrical equipment for running the pumps.

Most of these leases have existing wells on them ranging in age up to 30 years.

Several wells have produced good early flows which supports the geological model. Many of these wells now require down hole treatment in the hope of establishing consistent production.

We have more wells planned for drilling over the next 6 months and additional seismic recording planned for early 2008.

We are confident that this project will yield a good revenue flow into the future and provide the launch pad for further exploration opportunities in neighbouring counties.

Westralian Gas & Power, joint ventures with ROC Oil Ltd – Off shore Perth.

In 2006, Westralian Gas & Power applied for two offshore petroleum permits W05-21 and W05-22, comprising 4530 sq km, in the Vlaming Sub-basin, with our 50% joint venture partner. These permits were subsequently awarded. The initial work was to accumulate and reinterpret the seismic and other records of previous exploration conducted over these permits. This strengthened the potential for further oil and gas exploration, which in turn gave the company the ability to negotiate a significant joint venture through a Farm-in Agreement where ROC Oil Ltd will spend $37 million over 5 years on further exploration which includes drilling two wells.

Under the farm-in, Roc Oil will acquire an 80% interest in the permits with the result that Westralian Gas & Power's and its partner's interest will reduce to 20% as ROC funds the three staged work programme.


Briggs, Burns team up with Roc Oil for Perth gas hunt

ROC has already committed to funding the first earning stage whereby it will acquire an initial 20% interest in the two permits and be appointed Operator, by funding 100% of A$2 million of pre-seismic exploration activity. ROC has also committed to the second earning stage whereby it will acquire an additional 20% interest in each permit by funding 100% of a A$5 million 2D/3D seismic programme. If ROC commits to the third earning stage, which involves funding 100% of one well in each permit to a total cost of A$15 million per well, then it will earn an additional 40% interest in the permit in which the well is located. On this basis, if ROC exercised all of its options it would acquire 80% interest in each permit for a total cost of A$37 million.

The leases are on Perth's doorstep and strategically located close to the Kwinana refinery.

This Joint Venture is good for WGP, with ROC providing all the working capital and management and WGP participating in the production profits.

Westralian Gas & Power, joint ventures with ERM Power and Eneabba Gas Ltd - CSM.

The fore sight of Westralian Gas & Power in securing most of the prospective Coal Seam Methane leases available in Western Australia has paid off, with two potentially lucrative Joint Ventures entered into within the past 10 months.

Westralian Gas & Power (WGP) was successful in negotiating a joint venture with ERM Gas. ERM Gas is a wholly owned subsidiary of ERM Power a developer of gas fired power stations and associated with Babbcock & Brown.

Under the terms of the deal, ERM will fund all exploration and development costs of WGP's Coal Seam Gas leases in south west of Western Australia with the intent of supplying gas to fuel ERM Power affiliated power stations south of Perth.



Oakey – 300MW Gas Fired Power Station

ERM Power and its affiliated companies have interests in some 1700MW of gas fired power generation in operation or under construction with several more major projects in planning.

WGP has no expenditure commitment and will retain a 25% Free Carried interest in the project. **WGP will also be reimbursed the $3 million spent to date** in the exploration program that has added considerable weight to the concept that economic reserves of natural gas are contained within the lease areas.

With a substantive partner keen on sourcing gas for its own power station projects, further exploration should move along well.

Similarly WGP was successful in negotiating a joint venture with Eneabba Gas Ltd (EGL) over its Coal Seam Gas leases in the Greenough Block east of Geraldton in Western Australia's mid-west. EGL is in the process of building a gas fired power station near Geraldton, one of Western Australia's fastest growing coastal cities and at the hub of the booming mid-west resource region.

EGL will fund all exploration and development costs of the WGP Greenough lease with the intent of supplying gas to fuel its new power station which should be ready to go on line in 2009 or sell the gas to other bidders.

WGP has no expenditure commitment and will retain a 30% Free Carried interest in the project. WGP will be reimbursed all expenditure spent to date in the exploration program.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST - AMENDED

Date:	26th September 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing an amendment to the change of a Directors interest in ordinary fully paid shares previously lodged on 10 September 2007.

Stephen Thomas
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited
ABN: 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	2/07/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by ~~New Resource Holdings Pty Ltd~~York Heritage Pty Ltd
Date of change	**6th September 2007 and 7th September 2007**
No. of securities held prior to change	12,232,100 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	
Number disposed	59,825 and 330 respectively

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8,973.75 and $49.50 respectively
No. of securities held after change	~~12,172,275~~ 12,171,945 Ordinary fully paid shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

SECOND CARTER WELL A SUCCESS

Date:	23rd August 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company is pleased to announce it has completed the second of its wells on the Carter Lease (Carter #26) as a producer.

The well reached a total depth of 440 feet (135metres) and intersected oil at 409ft (126metres) and 419 feet (129metres). The well is now being fitted with a pump and a 100 barrel tank. Pumping will commence as soon as possible.

The producing horizon is the Granville Sand and was delineated using results from the seismic survey recorded late last year. The Granville Sand is known to produce oil in the range of 5 to 10 barrels per day over many years in fact several wells in the lease are still producing after 30 years of production.

Shallow Granville wells cost the company in the vicinity of US$12,000 to drill and complete and with a US oil price of $70+ the Company will recover its initial drilling costs within two months of the commencement of production.

The rig has now moved to the Carter #21 well site and will commence drilling on Friday night Perth time. Cater #21 is located at the southern end of the lease on a seismic defined anomaly.

The recent success supports the Company's concept of oil farming with the aim to establish a significant number of small producers which will maintain a constant cash flow for it's ongoing exploration and development in the county.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

NOT SO UNLUCKY #13

Date:	11th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

NOT SO UNLUCKY #13

The Company spudded and drilled The Riddle #13 well over the past 24 hours and at 3.45am Perth time (2.45 Kentucky time) the drilling penetrated the top of the Stones River Formation directly below the Pencil Cave and proceeded to flow large volumes of pure oil to the surface.

The well could not drilled any further due to the oil flow and the well was secured as a producer.

A well head will being fitted and flow lines laid out to the tanks at the Riddle #11 site which will allow both wells to be flowed into the same tanks.

Flow testing to establish the barrels per day production will then commence.

This well was aimed at testing the western area on the lease, which until now have been left unexplored. Located in a structurally separate block from those previously drilled this well greatly enhances the prospectivity of this lease.

STEPHEN THOMAS
MANAGING DIRECTOR

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

12th October 2007

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Share Purchase Plan Closed

The directors of Westralian Gas and Power Limited wish to advise that the Company has had a very successful response to the Share Purchase Plan ("SPP") from our shareholders. As announced to the ASX on Wednesday, 5 September 2007 the SPP will close at 4pm WST Friday, 12 October 2007.

Prior to the processing of all applications received today, the share registry had received 395 applications totaling $1,760,000. The final amount raised under the SPP is expected to be announced prior to Friday 19 October 2007, once all applications are finalised.

Shares applied for under the SPP will now commence the process of being issued and are expected to be quoted on the ASX in the week commencing Monday 22 October 2007.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	15th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Westralian Gas and Power Limited**	
ABN **53 109 213 470**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Thomas
Date of last notice	14/02/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by Stephen Thomas (SLT Family A/c)
Date of change	12 October 2007
No. of securities held prior to change	10,528,963 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Class	As above
Number acquired	N/A
Number disposed	1,000,000

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$333,725.91
No. of securities held after change	9,528,963 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares sold on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

FORM 604 – SUBSTANTIAL HOLDER

Date:	16th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please refer to the attached form 604 detailing the change of interests of a substantial holder.

Stephen Thomas
Managing Director

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Westralian Gas and Power Limited

ACN/ARSN: 109 213 470

1. Details of substantial holder(1)

Name: Stephen Leslie Thomas ('SLT')

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on 12 / 10 / 07

The previous notice was given to the company on / /

The previous notice was dated 15 / 02 / 07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	10,528,963	18.35%	9,528,963	16.60%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/10/07	SLT Family Trust	Sale of ordinary shares	$333,725.91	1,000,000	1.74%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Stephen Thomas	SLT Family Trust	SLT Family Trust	Fully paid ordinary shares	9,000,000	9,000,000
Stephen Thomas	Stephen L Thomas	Stephen L Thomas	Fully paid ordinary shares	528,963	528,963

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SLT as trustee for SLT Family Trust	c/- Somes & Cooke, PO Box 709 West Perth WA 6872
Stephen L Thomas	c/- WGP, Suite 1, 46 Ord Street West Perth WA 6872

Signature

print name Stephen Thomas capacity Director

sign here date 16 /10 /07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671 B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671 B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 08 9224 0000
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

21 November 2007

Mr Dean McKenzie
Company Secretary
Westralian Gas and Power Ltd
Suite 1
46 Ord Street
WEST PERTH WA 6005

By facsimile: 9322 6722

Dear Dean

Westralian Gas and Power Ltd (the "Company")

RE: PRICE AND VOLUME QUERY

We have noted a change in the price of the Company's securities from a closing price of 13 cents yesterday, Tuesday 20 November 2007 to an intra day high today of 20.5 cents. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to Elizabeth Harris by e-mail at Elizabeth.Harris@asx.com.au or by facsimile on **facsimile number 9221 2020**. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **4:00pm W.D.S.T today, Wednesday 21 November 2007.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Elizabeth Harris
Senior Adviser, Issuers (Perth)

Direct Line: (08) 9224 0011

WESTRALIAN GAS AND POWER LIMITED
SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

Carter Oil Lease Kentucky Drilling Update

Date:	27th September 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages 5

Over the past weeks the recently drilled Carter wells have been fitted with pumps and tested for initial production. Carter #26 has established a flow rate of 7 barrels per day following a mild acid stimulation program. Carter #24 is producing an average of 4 barrels per day with no stimulation and is now being prepared for acidising. Carter #21 is producing oil to surface however flow is being hampered by loose rock material plugging the pump located down the hole. We will acid treat and clean up the full twenty seven foot (8 meters) of Granville pay. This is our longest pay of all the Carter wells so far and we expect good production after the work over.

We have reworked our oldest Carter Well, Carter #1, drilled and been in production since 1974 this has increased our production to 4 barrels per day. This is significant in that it confirms the long production history of the Granville formation.

Carter #3 is producing 2 – 3 barrels of oil per day. Because of our previous work over success we are going to acid treat this well which we believe will considerably increase our production.

The company has been issued further drilling permits and we now know that we have consistent production from the Granville formation.

We intend to test the Murfreesboro and Knox formations which have in the past been more productive than the Granville. By drilling these new wells we will be able to test all three formations and expect to increase our overall production from our Carter leases.

Peter Briggs
Chairman

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

Date:	28 September 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Westralian Gas and Power is pleased to announce that all documentation has now been signed for the Joint Venture with ERM Gas Ltd, including the first payment of $100,000.00.

On completion of the exploration programme to a production level, Westralian Gas and Power will reduce it's equity to a 25% free carried interest and ERM Gas Ltd will have reimbursed $3million for our past exploration costs.

The Joint Venture committee will shortly commence exploration in order to identify the best drill targets that will be most prospective for gas. One of these areas is next door to the fast developing Vass town site which will provide us a market for our gas.

Peter Briggs
Executive Chairman

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

26 October 2007

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Share Purchase Plan Finalised

Westralian Gas and Power Limited ('the Company') advises that 579 valid application forms for Share Purchase Plan ("SPP") shares were received pursuant to the Company's SPP announced to the ASX on 5 September 2007.

As announced to the ASX on 18 October 2007 the number of shares applied for under the SPP has been scaled back to approximately 74% of the application. The table below indicates the resultant shares allotted based on a valid application for the initial values shown:

Value of Application	Number of Shares Applied for	SPP Shares Allotted
$5,000	43,479	32,210
$4,000	34,783	25,770
$3,000	26,087	19,330
$2,000	17,392	12,890
$1,000	8,696	6,450

The SPP has raised $1,979,549.05 from the issue of 17,213,470 shares.

An Appendix 3B – New Issue Announcement for application of the new securities is attached. Shareholder statements are being issued. Refunds for the amount scaled back and also for invalid applications are being processed.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westralian Gas and Power Ltd

ABN

53 109 213 470

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	A. Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	A. 17,213,470 Ordinary Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	A. Shares Fully Paid

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	A. Yes the shares rank equally with the existing fully paid shares.
5	Issue price or consideration	A. 11.5 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To maintain ongoing working capital requirements and continue exploration and development of its petroleum interests, particularly in Kentucky in the United States.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Expected on 26 October 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
74,605,970shares	Ordinary fully paid shares
16,250,000 options	Options exercisable at 25 cents by 17/9/2009

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
- shares	Ordinary fully paid shares
13.7 million CIPS	Converting Incentive Preference Shares
4 million Options	Options exercisable at 30 cents by 17/9/2009
4 millions Options	Options exercisable at 30 cents by 30/11/2008

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

N/A

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities – not applicable

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities – not applicable

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – not applicable

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ..

Date: 26 October 2007

Print name: Dean McKenzie

== == == == ==

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	26th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Peter Briggs
Executive Chairman

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Westralian Gas and Power Limited**	
ABN **53 109 213 470**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	16/10/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by York Heritage Pty Ltd
Date of change	15 October 2007
No. of securities held prior to change	11,471,945 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	N/A
Number disposed	900,000 ordinary fully paid shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$279,832.26
No. of securities held after change	10,571,945 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

COMPANY ANNOUNCEMENT

Date:	**30 October 2007**
To:	**ASX Companies Announcement Office by Electronic Lodgement**
Number of Pages:	**8**

July - September 2007 - First Quarter Activities Report

and

July - September 2007 - First Quarter Cashflow Report

Summary of Activities
Westralian Gas and Power Ltd ('the Company' or 'WGP')

KENTUCKY USA

During the quarter the Company continued exploration on its leases in Kentucky USA.

Work on the Riddle lease was ongoing with the Riddle well continuing to produce while Riddles # 9 and #10 were drilled near by. The # 9 well intersected shows of oil but could not be stimulated to flow and was plugged and abandoned. Riddle #10 is presently waiting treatment following a good show of oil during drilling. New drill sites for Riddle #'s 13 and 14 were cleared.

A well was drilled on the York lease (York #4) and shows of oil were encountered in the Knox Formation, this well is awaiting further workover action.

The Stockton lease continued to produce modest amounts of oil during the period and ongoing studies have determined a location for a new well in the north west corner of the lease.

The Company's original lease has been the focus of significant work with the drilling of three discovery wells Carters 21, 22 and 23. These wells all produced oil to surface during drilling and are presently being prepared for long-term production. These wells were drilled into the shallow Granville Formation, which is known to produce for long periods (sometimes up to 30 years). Workovers of existing wells on the lease continue.

The Company has also increased its land holding with the finalisation of agreements on the Wells Farm (west of Stockton) and the Shepherd Farm (east of Carter). Ongoing negotiations with other landholders in the district are expected to produce several new leases in the coming months.

WESTERN AUSTRALIA

During the quarter the Company successfully farmed out all of its holdings in both the onshore and offshore of Western Australia.

The onshore Coal Seam Methane projects at Eneabba and in the southwest of Western Australia were farmed in to by ERM Gas. Under the terms of the deal, exploration of WGP's coal seam gas leases will be 100 percent funded to production by ERM Gas, with a view to supplying its parent companies' proposed power station, due for completion in 2008. The deal provides a free carry for WGP, with all exploration costs through to production met by ERM Gas, reimbursement of our exploration costs of $3 million and 25 percent of gas reserves being retained by WGP.

On the 4th of September the Company announced a signing of a "heads of agreement" with ROC Oil Ltd to farm into its offshore areas.

Under the terms of the farm in ROC Oil will hold an option to explore the two offshore permits in a three-phase exploration program. Once the third phase is complete the Company will retain a 10% interest in the permits while ROC Oil would have expended $37 million on exploration.

Stephen Thomas BSc (Hons), AusIMM

Managing Director

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Westralian Gas and Power Limited

ABN

853 109 213 470

Quarter ended ("current quarter")

30 September 2007

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	9	9
1.2	Payments for (a) exploration and evaluation	(132)	(132)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(298)	(298)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	1	1
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (refer to note 1.7)	100	100
	Net Operating Cash Flows	(320)	(320)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	(10)	(10)
	(b)equity investments	-	-
	(c) other fixed assets	(24)	(24)
1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	9	9
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(25)	(25)
1.13	Total operating and investing cash flows (carried forward)	(345)	(345)

1.13	Total operating and investing cash flows (brought forward)	(345)	(345)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	350	350
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (capital raising costs)	(20)	(20)
	Net financing cash flows	330	330
	Net increase (decrease) in cash held	(15)	(15)
1.20	Cash at beginning of quarter/year to date	67	67
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	52	52

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	54
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Cash payments for consulting fees

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	500
4.2	Development	-
	Total	**500**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	52	67
5.2	Deposits at call	-	-
5.3	Bank overdraft	-	-
5.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	52	67

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Onshore & Offshore Western Australia	No change Refer to Note 6.1		
6.2	Interests in mining tenements acquired or increased	Shepherd Farm Oil Lease	Kentucky USA Oil Lease acquired	0%	100%

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Converting Executive Preference Shares. 13,700,000	Nil	Nil	Nil
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	 - -			
7.3	**+Ordinary securities**	57,392,500	57,392,500	Fully Paid	Fully Paid
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 2,800,000 -	 2,800,000 -	 - -	 - -
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	16,250,000 4,000,000 4,000,000	16,250,000 - -	*Exercise price* *25 cents* *30 cents* *30 cents*	*Expiry date* *17/09/09* *17/09/09* *30/11/08*
7.8	Issued during quarter	250,000	-	-	-
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*	-	-		
7.12	**Unsecured notes** *(totals only)*	-	-		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 October 2007
(Company secretary)

Print name: Dean McKenzie

+ See chapter 19 for defined terms.

Note 1.7 - Other cash flows under operating activities of $100,000 relates to the payment of the option fee from ERM Gas Pty Ltd (refer below).

Note 6.1

1) ONSHORE WESTERN AUSTRALIA

On 28 September 2007 the Company entered into a Farm-in Agreement with ERM Gas Pty Ltd ('ERMG'). ERMG is farming in to the Coal Seam Methane areas where the Company holds title to permits in Western Australia (*excluding the Greenough block*) and aims to develop production where it is economically viable to do so.

The key terms of the farm-in agreement are:

- ERMG will pay an option fee of $100,000 to the Company upon execution of a formal farm-in agreement
- ERMG will have the option to conduct a work program of its design to the minimum value of $1,000,000 on any of the farm-in areas
- ERMG as part of the work program must undertake and complete the minimum work and expenditure commitments of any designated authority in respect of the petroleum exploration permits the subject of the farm-in agreement
- Upon expenditure of the $1,000,000 ERMG will have earned a 25% participating interest in each of the farm-in areas
- Within 12 months of completing the work program ERMG has the option to increase its participating interest in the farm-in areas by electing to make a farm-up payment of $1,000,000 to achieve a participating interest of 50% or a farm-up payment of $2,000,000 to achieve a participating interest of 75%.

2) OFFSHORE WESTERN AUSTRALIA

On 4 September 2007 the Company with joint venture partners Lempika Pty Ltd (25%) and Emphazise Pty Ltd (25%), signed a farm-in agreement with ROC Oil Limited ('ROC') assigning it the rights to explore and drill two wells in the two offshore petroleum permits W05-21 and W05-22.

Under the terms of the Farm-in Agreement, which is subject to government approval, ROC has acquired a series of three options that can be sequentially triggered by funding a three staged work programme as follows:

- the first earning stage whereby ROC will acquire an initial 20% interest in the two permits and be appointed Operator, by funding 100% of $2 million of pre-seismic exploration activity. ROC has already committed to funding this stage.
- the second earning stage whereby ROC will acquire an additional 20% interest in each permit by funding 100% of a $5 million 2D/3D seismic programme.
- the third earning stage whereby ROC will earn an additional 40% interest in the permit in which the well is located, by funding 100% of a well in each permit up to a total cost of $15 million per well.

+ See chapter 19 for defined terms.

RECEIVED

2008 APR 23 P 1:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

NOTICE OF ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held at The University Club of WA, Hackett Drive, Crawley, Western Australia, on Thursday, 29th November 2007 at 3.30pm (WST).

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting (**"AGM"**) of shareholders of Westralian Gas and Power Limited (**"Company"**) will be held at The University Club of WA, Hackett Drive, Crawley, Western Australia on Thursday, 29th November 2007 at 3.30pm (WST) (**"Meeting"**).

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Tuesday, 27th November 2007 at 3.30pm (WST).

If you are unable to attend the meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received at the Company's registered office not less than 48 hours prior to the time of commencement of the meeting.

An Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and Proxy Form form part of this Notice. Terms and abbreviations used in this Notice and the Explanatory Memorandum are defined in Schedule 1. Members should read the Explanatory Memorandum in full.

AGENDA

Chairman's Address

Significant events of the Company during and subsequent to the end of the financial year.

Financial Report

To receive and consider the Financial Report, Directors' Report and Auditor's Report for the financial year ended 30 June 2007.

1. Resolution 1 – Remuneration Report

To consider, and if thought fit, pass as an ordinary resolution with or without amendment the following:

"That the Remuneration Report contained in the Annual Report be adopted by Shareholders on the terms and conditions in the Explanatory Memorandum."

2. Resolution 2 – Re-election of Mr Peter Briggs as a Director

To consider, and if thought fit, pass as an ordinary resolution with or without amendment the following:

"That Mr Peter Briggs, who retires in accordance with the Constitution and, being eligible, offers himself for re-election, be re-elected as a Director."

3. Resolution 3 – Election of Mr Geoffrey Hill as a Director

To consider, and if thought fit, pass as an ordinary resolution with or without amendment the following:

"That in accordance with Article 3.2 of the Constitution, Mr Geoffrey Hill be elected as a Director."

4. Resolution 4 – Ratification of July Securities Issue

To consider and if thought fit, to pass as an ordinary resolution, with or without amendment, the following:

> *"That, in accordance with Listing Rule 7.4, the Company ratifies the issue and allotment of 2,800,000 Shares and 250,000 Listed Options ("**July Securities**") in the capital of the Company on 6 July 2007 to the Shareholders listed in Schedule 3 of the Explanatory Memorandum ("**July Securities Issue**")."*

Voting Exclusion

The Company will disregard any votes cast on this Resolution by the Shareholders listed in Schedule 3 of the Explanatory Memorandum and any of their associates.

However, the Company will not disregard a vote if:

(a) it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b) it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

5. Resolution 5 – Authorisation of Share Placement

To consider, and if thought fit, pass as an ordinary resolution with or without amendment the following:

> *"That, in accordance with ASX Listing Rule 7.1 and for all other purposes, the Shareholders approve the issue of up to 10,000,000 Shares each at an issue price of at least 80% of their respective average market price calculated in accordance with ASX Listing Rule 7.3.3 at the date(s) of the announcement of the issue by way of a placement on the terms and conditions in the Explanatory Memorandum ("**Share Placement**")."*

Voting Exclusion

The Company will disregard any votes cast on this Resolution by a person who may participate in the Share Placement and might obtain a benefit (except a benefit solely in their capacity as holders of ordinary securities) if the Resolution is passed, or any associates of such a person.

However, the Company will not disregard a vote if:

(a) it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b) it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

6. Resolution 6 – Authorisation of Grant of Incentive Options to Mr Geoffrey Hill

To consider, and if thought fit, pass as an ordinary resolution with or without amendment the following:

> *"That, subject to Resolution 3 being passed, in accordance with Listing Rule 10.11 and Chapter 2E of the Corporations Act, Shareholders authorise the Directors to grant 2,000,000 Incentive Options to Mr Geoffrey Hill or his nominee on the terms in Schedule 4 of the Explanatory Memorandum ("**Hill Option Issue**")."*

Voting Exclusion

The Company will disregard any votes cast on this Resolution by Mr Geoffrey Hill or any of his associates.

However, the Company will not disregard a vote if:

(a) it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b) it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

7. Resolution 7 – Authorisation of Grant of Incentive Options to Mr Dean McKenzie

To consider, and if thought fit, pass as an ordinary resolution with or without amendment the following:

> *"That in accordance with Listing Rule 7.1, Shareholders authorise the Directors to grant 250,000 Incentive Options to Mr Dean McKenzie or his nominee on the terms in Schedule 4 of the Explanatory Memorandum ("**McKenzie Option Issue**")."*

Voting Exclusion

The Company will disregard any votes cast on this Resolution by a person who may participate in the McKenzie Option Issue and might obtain a benefit (except a benefit solely in their capacity as holders of ordinary securities) if the Resolution is passed, or any associates of such a person.

However, the Company will not disregard a vote if:

(a) it is cast by the person as proxy for a person who is entitled to vote, in accordance with directions on the Proxy Form; or

(b) it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Dated 10th October 2007
By Order of the Board

....
Dean McKenzie
Company Secretary

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

EXPLANATORY MEMORANDUM

Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held at The University Club of WA, Hackett Drive, Crawley, Western Australia on Thursday, 29th November 2007 at 3:30 pm (WST).

1. Financial Report

The Company has sent to Shareholders the Annual Report which includes the Financial Report, Directors' Report and Auditor's Report.

There is no requirement for Shareholders to approve these reports. However, the chairman of the Meeting will allow a reasonable opportunity for Shareholders to ask questions or make comments about those reports and the management of the Company. Shareholders will also be given a reasonable opportunity to ask the auditor questions about the conduct of the audit and the preparation and content of the Auditor's Report.

In addition to taking questions at the Meeting, written questions to the chairman about the management of the Company, or to the Company's auditor about:

- the preparation and content of the Auditor's Report;
- the conduct of the audit;
- accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- the independence of the auditor in relation to the conduct of the audit,

may be submitted no later than 5 business days before the Meeting to the Company Secretary at the Company's registered office.

2. Resolution 1 – Remuneration Report

Pursuant to section 250R(2) of the Corporations Act, the Company is required to put the Remuneration Report to the vote of Shareholders. The Annual Report for the year ended 30th June 2007 contains a Remuneration Report which sets out the remuneration policy for the Company and reports the remuneration arrangements in place for the executive director, specified executives and non-executive directors of the Company.

The provisions of section 250R(3) of the Corporations Act provide that Resolution 1 need only be an advisory vote of Shareholders.

Accordingly, Resolution 1 is advisory only and does not bind the Directors. Of itself, a failure of Shareholders to pass Resolution 1 will not require the Directors to alter any of the arrangements in the Remuneration Report; however, the Board will take the outcome of the vote into consideration when considering the Company's remuneration policy.

The chairman of the Meeting will allow a reasonable opportunity for Shareholders as a whole to ask about, or make comments on, the Remuneration Report.

3. Resolution 2 – Re-election of Mr Peter Briggs

Article 5.1 of the Constitution provides that 1/3 of the directors (excluding the Managing Director) must retire from office at each annual general meeting of the Company.

Article 5.4 provides that a Director who retires under Article 5.1 is eligible for re-election.

Mr Peter Briggs was appointed as a Director on 24 May 2004 and although his reappointment was confirmed by shareholders at the 2005 AGM, the constitution requires that at least one of the two directors outside the managing director resign at each AGM. Accordingly Mr Peter Briggs resigns and seeks re-election under Resolution 2.

A brief CV of Mr Peter Briggs is included in the Annual Report.

The Board believes that Mr Peter Briggs has performed the duties and responsibilities of a Director diligently and professionally, in the best interests of all Shareholders.

The Board unanimously supports the re-election of Mr Briggs.

4. Resolution 3 – Election of Mr Geoffrey Hill

Mr Alan Burns who has been a Director of the Company since 18 September 2004 has decided to retire from the Board and intends to give notice of resignation to the Company, effective at the end of the Meeting.

Article 3.1 of the Constitution provides that the number of Directors must not be less than 3 and as such the Board supports the nomination of Mr Geoffrey Hill as a replacement Director for Mr Alan Burns. The nomination of Mr Geoffrey Hill was received on 4 October 2007 and has been signed by Mr Peter Briggs as a proposer and Mr Stephen Thomas as a seconder, in accordance with Article 6 of the Constitution.

A brief CV of Mr Geoffrey Hill has been included in the Explanatory Memorandum at Schedule 2.

The Board believes that Mr Geoffrey Hill has the capability to perform the duties and responsibilities of a director diligently, professionally and in the best interests of all Shareholders.

The Board unanimously supports the election of Mr Hill.

5. Resolution 4 – Ratification of previous issue of equity securities

5.1 General

Resolution 4 has been included so that Shareholders may ratify pursuant to Listing Rule 7.4, the issue of the July Securities on 6 July 2007 to the persons listed in Schedule 3.

Listing Rule 7.1 provides a formula which limits the number of equity securities the Company may issue to 15% of each class of securities issued within a 12 month period without Shareholder approval. While the July Securities issued above are within this 15% limit, the purpose of the Resolution is to ratify the above issue within the 15% limit to provide the Company with the flexibility to issue further Shares in accordance with the Listing Rules should the need arise.

Listing Rule 7.4 provides that an issue of securities made without the approval under Listing Rule 7.1 is treated as having been made with Shareholder approval for the purpose of Listing Rule 7.1 if the Shareholders subsequently approve it.

5.2 Specific Information required by Listing Rule 7.5

Listing Rule 7.5 requires that the following information be provided to Shareholders for the purpose of obtaining Shareholder approval pursuant to Listing Rule 7.4:

(a) The July Securities were issued to the parties in Schedule 3 to the Explanatory Memorandum on 6 July 2007;

(b) Under the July Securities Issue, 2,800,000 Shares were issued each at an issue price of $0.125 and 250,000 Listed Options were issued at no consideration to raise $329,972 (after capital raising costs);

(c) The Shares issued under the July Securities Issue will be fully paid ordinary Shares in the capital of the Company once issued. The Options under the July Securities Issue have an exercise price of $0.25 and an expiry date of 17 September 2009, on the same terms and conditions of the Options listed on the ASX (refer to Schedule 5);

(d) A voting exclusion statement is included in the Notice; and

(e) The funds raised will be used to further evaluate the Company's Burkesville Kentucky Oil Project , to fund ongoing activities at the Company's offshore oil and gas projects and onshore coal seam methane projects in Western Australia and also for working capital purposes.

6. Resolution 5 – Authorisation of Share Placement

6.1 General

Resolution 5 seeks Shareholders' approval pursuant to Listing Rule 7.1 for the Directors to allot and issue the Shares under the Share Placement.

The effect of passing Resolution 5 will be to allow the Directors to issue the Shares under the Share Placement during the three month period after the Meeting (or a longer period, if allowed by ASX), without using up the Company's 15% placement capacity under Listing Rule 7.1. The Company has not yet made any agreement or arrangement to issue the Shares under the Share Placement or the number of Shares under the Share Placement to be issued (other than the limit of 10,000,000 Shares), and there is no certainty that it will proceed with the issue.

6.2 Specific Information Required by ASX Listing Rule 7.3

For the purposes of Listing Rule 7.3 information regarding the Share Placement is provided as follows:

(a) The maximum number of securities the Company can issue under the Share Placement is 10,000,000 Shares.

(b) The Shares under the Share Placement will be issued no later than three months after the date of the Meeting (or such longer period of time as ASX may, in its discretion, allow pursuant to a waiver of ASX Listing Rule 7.3.2).

(c) The Shares to be issued under the Share Placement will be issued by the Company at an issue price of at least 80% of the average market price of the Shares calculated in accordance with ASX Listing Rule 7.3.3 at the date(s) of issue.

(d) As subscriptions to the Share Placement have not yet been arranged, the allottees will be identified at the Directors' discretion but will not be related parties or associates of related parties of the Company.

(e) The Shares under the Share Placement will be fully paid ordinary Shares in the capital of the Company.

(f) The funds raised will be used to further evaluate the Burkesville Kentucky Oil Project and also for working capital requirements.

(g) Allotment of the Shares to be issued under the Share Placement will occur progressively.

(h) A voting exclusion statement is included in the Notice.

7. Resolution 6 – Authorisation of Grant of Incentive Options to Mr Geoffrey Hill

7.1 General

Resolution 6 seeks Shareholder authorisation pursuant to Listing Rule 10.11 and Chapter 2E of the Corporations Act for the Directors to grant a total of 2,000,000 Incentive Options to Mr Geoffrey Hill (or his nominee) under the Hill Option Issue.

The passing of Resolution 6 is subject to and conditional upon Resolution 3 (appointment of Mr Hill as Director) being passed by Shareholders.

The Company proposes to issue the Incentive Options to align Mr Hill's interests, as a Director, with the performance of the Company and to provide an incentive for him to maximise the performance of the Company.

Shareholder approval is required under Listing Rule 10.11 and section 208 of the Corporations Act because the Company has reasonable grounds to believe that Mr Hill will become a related party of the Company, by his nomination as a proposed Director.

Furthermore, Shareholder authorisation of the Hill Option Issue means that the Hill Option Issue will not reduce the Company's 15% placement capacity under ASX Listing Rule 7.1.

The Incentive Options are non-transferable but no application for quotation of the Incentive Options will be made currently. If the Company subsequently makes an application for a class of Options with the same terms and conditions then an application for quotation may be made in respect of these Incentive Options.

7.2 Specific Information Required by ASX Listing Rule 10.13 and section 219 of the Corporations Act

For the purposes of ASX Listing Rule 10.13 and section 219 of the Corporations Act information regarding the Hill Option Issue is provided as follows:

(a) 2,000,000 Incentive Options will be issued to Mr Geoffrey Hill or his nominee.

(b) The Company is a small listed oil and gas exploration company. The Company has limited funds, most of which are allocated to specific exploration and development activities. As a result, the Board has chosen to issue Incentive Options to Mr Geoffrey Hill as a key component of the incentive portion of his remuneration in order to retain his services, and to provide incentive linked to the performance of the Company.

The Board considers that Mr Geoffrey Hill's experience and contact base will greatly assist the Company in progressing its prospects. As such, the Board believes that the number of Incentive Options to be granted to Mr Geoffrey Hill is commensurate with his value to the Company.

There are no additional performance criteria on the Incentive Options. Given the speculative nature of the Company's activities and the small management team responsible for its running, it is considered the performance of Mr Geoffrey Hill and the performance and value of the Company are closely related. As such, the Incentive Options granted will generally only be of benefit if Mr Geoffrey Hill performs to a level whereby the value of the Company increases sufficiently to warrant exercising the Incentive Options.

For these reasons, the Board recommends that Shareholders approve the Hill Option Issue.

(c) The issue price of each Incentive Option is nil.

(d) Each Incentive Option entitles the holder to subscribe for one Share at an exercise price of $0.25, exercisable on or before 30 November 2010. The Incentive Options will not be quoted on ASX. Further terms and conditions of the Incentive Options are detailed in Schedule 4.

(e) The Company will issue the Incentive Options no later than 1 month after the date of the Meeting (or such longer period of time as ASX may in its discretion allow).

(f) It is noted that the granting of Incentive Options to Mr Geoffrey Hill, a non-executive Director, is contrary to ASX Corporate Governance Guideline 9.3. However, for the reasons outlined in paragraph (b), the other Directors still consider the granting of Incentive Options in these circumstances to be appropriate and, accordingly, Shareholder approval is sought for the Hill Option Issue.

(g) The Directors have resolved that if Mr Geoffrey Hill is appointed as a Director in accordance with Resolution 3, he will receive $30,000 per annum in Director's fees (excluding superannuation payments).

Mr Geoffrey Hill will also be entitled to reimbursement of all reasonable travelling, accommodation and other expenses properly incurred in attending meetings of Directors or any meetings of committees of Directors, or in attending any meetings of members and in connection with the business of the Company. Other than as set out in this Notice, Mr Geoffrey Hill does not receive any other emoluments.

(f) On the basis of the assumptions below, independent accountants RSM Bird Cameron Corporate Pty Ltd, have determined the technical value of one Option approximates $0.0121. This valuation imputes a total value of $24,200 to the Incentive Options. The value may go up or down after that date as it will depend on the future price of a Share. Black & Scholes methodology has been used, together with the following assumptions:

(i) interest rate set at the Commonwealth Government securities rate of 6.57%;

(ii) the date of valuation is for the purposes of settling the current market value of a share is 10 October 2007;

(iii) at this date the share price was $0.14 which is the price used in the valuation;

(iv) the volatility factor is set as 30% which is based on the history of the Share trading on ASX over the past 12 months and in particular the movement in share prices over the past 6 months; and

(v) the Incentive Options may be exercised at any time before 30 November 2010.

(g) If Shareholders approve the proposed issue of the Hill Options Issue, the exercise of those Incentive Options will result in a dilution of all other Shareholders' holdings in the Company of 3.3% based on issued shares as at the date of this Notice and a dilution of 2.0% on a fully diluted basis.

(h) The market price of Shares would normally determine whether Mr Hill will exercise the Incentive Options or not. If the Incentive Options are exercised at a price that is lower than the price at which Shares are trading on ASX, there may be a perceived cost to the Company.

(i) Historical share price information for the last three months is as follows:

	Price	Date
Highest	$0.175	9 July 2007
Lowest	$0.105	21 August 2007
Last	$0.135	10 October 2007

(j) Other than the information above and otherwise in this Explanatory Memorandum, the Company believes that there is no other information that would be reasonably required by Shareholders to pass Resolution 6.

(k) No funds will be raised by the Hill Option Issue as the Incentive Options are being issued for nil consideration.

(l) Allotment of the Incentive Options under the Hill Options Issue will occur progressively.

(m) A voting exclusion statement is included in this Notice.

(n) As Shareholder approval is sought under ASX Listing Rule 10.11, approval under ASX Listing Rule 7.1 is not required.

8. Resolution 7 – Authorisation of Grant of Incentive Options to Mr Dean McKenzie

8.1 General

Resolution 7 seeks Shareholder authorisation pursuant to ASX Listing Rule 7.1 for the Directors to grant a total of 250,000 Incentive Options to Mr Dean McKenzie (or his nominee) under the McKenzie Option Issue.

The Incentive Options are being granted to Mr Dean McKenzie as an incentive to him to maximise his performance to the Company.

Under Listing Rule 7.1, a company may only issue a limited number of equity securities in any 12 month period.

By issuing the 250,000 Incentive Options to Mr Dean McKenzie, the Company will partially use its 15% placement capacity unless Shareholders approve the McKenzie Option Issue under Listing Rule 7.3.

8.2 Specific Information required by ASX Listing Rule 7.3

For the purposes of Listing Rule 7.3, information is provided as follows:

(a) 250,000 Incentive Options will be allotted and issued to Mr Dean McKenzie (or his nominee).

(b) The issue price of each Incentive Option is nil.

(c) Each Incentive Option entitles the holder to subscribe for one Share at an exercise price of $0.25, exercisable on or before 30 November 2010. The Incentive Options will not be quoted on ASX. Further terms and conditions of the Incentive Options are detailed in Schedule 4.

(d) The Company will issue the Incentive Options no later than 3 months after the date of the Meeting (or such longer period of time as ASX may in its discretion allow).

(e) No funds will be raised by the McKenzie Option Issue as the Incentive Options are being issued for nil consideration.

(f) Allotment of the Incentive Options will occur progressively.

(g) A voting exclusion statement is included in the Notice.

Action to be taken by Shareholders

Shareholders should read this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

A Proxy Form is attached to the Notice. This is to be used by Shareholders if they wish to appoint a representative (a "proxy") to vote in their place. All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, to sign and return the Proxy Form to the Company in accordance with the instructions provided. Lodgement of a Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Schedule 1 - Definitions

In this Explanatory Memorandum and Notice:

"Article" means an article of the Constitution.

"Annual Report" means the annual report of the Company a copy of which accompanies this notice and a copy was also lodged at the ASX on the date of issue of this notice.

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means ASX Limited (ABN 98 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX Limited.

"**Auditor's Report**" means the auditor's report in the Financial Report.

"Board" means the board of Directors.

"Company" means Westralian Gas and Power ABN 53 109 213 470.

"Company Secretary" means the company secretary of the Company.

"Constitution" means the Constitution of the Company.

"Corporations Act" means the *Corporations Act 2001* (Cth).

"Director" means a director of the Company.

"**Directors' Report**" means the annual directors' report of the Company and its controlled entities (if any) prepared under chapter 2M of the Corporations Act.

"Explanatory Memorandum" means the explanatory memorandum to the Notice.

"**Financial Report**" means the annual financial report of the Company and its controlled entities (if any) prepared under chapter 2M of the Corporations Act.

"Hill Option Issue" has the meaning in Resolution 6.

"Incentive Options" means an option which entitles the holder to subscribe for one Share at a strike price of $0.25 on or before 30 November 2010 on the terms and conditions in Schedule 4.

"July Securities" has the meaning in Resolution 4.

"July Securities Issue" has the meaning in Resolution 4.

"Listed Option" means an Option listed for quotation on ASX.

"Listed Optionholder" means a holder of a Listed Option.

"Listing Rules" means the listing rules of the ASX (as amended).

"McKenzie Option Issue" has the meaning in Resolution 7.

"Meeting" has the meaning given in the introductory paragraph of the Notice.

"Notice" means this notice of meeting.

"Option" means an option to acquire a Share.

"Proxy Form" means the proxy form attached to the Notice.

"Resolution" means a resolution contained in this Notice.

"Schedule" means a schedule to this Notice.

"Share" means a fully paid ordinary share in the capital of the Company.

"Shareholder" means a shareholder of the Company.

"Share Placement" has the meaning in Resolution 5.

"WST" means Western Standard Time, being the time in Perth, Western Australia.

Schedule 2 – Brief Curriculum Vitae of Mr Geoffrey Guild Hill

Nationality	Australian
Residence	Hong Kong
Age	61 years
Occupation	Merchant Banker
Employer	Pitt Capital Partners Limited, Sydney
Tertiary Education	BEcon (Syd.) MBA (NSW)
Professional Memberships	Fellow CPA Australia Fellow Australian Institute of Company Directors Associate Financial Services Institute of Australasia
Authorities	Registered Proper Authority Holder Australian Securities and Investments Commission Director Licensed Securities Dealer (Australia 2)

Schedule 3 – List of persons allotted shares and listed options in the placement on 6 July 2007

Shares - Name of allottee	Number of shares allotted
Abwest Pty Ltd	240,000
Gerard Lynton Gardiner	160,000
Seivad Investments P/L	280,000
Mikinos Investments Pty Ltd	360,000
Deck Chair Holdings P/L	360,000
Cyberspace Investments	400,000
Murray John Jacob	120,000
Murray Jacob + Marcus Gracey	280,000
Ocean View WA Pty Ltd	100,000
Flue Holdings Pty Ltd	100,000
Dale Maurice Raynes	272,000
Propagation Pty Ltd <Inves A/c>	128,000
Total	**2,800,000**
Listed Options – Name of allottee	**Number of options allotted**
Cygnet Capital Pty Ltd	250,000
Total	**250,000**

Schedule 4 – Terms and Conditions of Incentive Options

1. Entitlement

The Incentive Options entitle the Incentive Optionholder to subscribe for one Share upon exercise of each Incentive Option.

2. Exercise Price

The exercise price of each Incentive Option is $0.25 ("**Exercise Price**").

3. Expiry Date

Each Incentive Option has an expiry date of 30 November 2010 ("**Expiry Date**").

4. Exercise Period

The Incentive Options are exercisable at any time on or prior to the Expiry Date.

5. Notice of Exercise

The Incentive Options may be exercised by notice in writing to the Company. Any notice of exercise of an Incentive Option received by the Company will be deemed to be a notice of the exercise of that Incentive Option as at the date of receipt.

6. Timing of issue of Shares

After an Incentive Option is validly exercised, the Company must as soon as possible:

(i) issue and allot the Share; and

(ii) do all such acts matters and things to obtain the grant of quotation for the Share on ASX no later than five days from the date of exercise of the Incentive Option.

7. Shares issued on exercise

Shares issued on exercise of the Incentive Options rank equally with the then shares of the Company.

8. Quotation of Shares on exercise

Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Incentive Options.

9. Participation in new issues

There are no participation rights or entitlements inherent in the Incentive Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Incentive Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten business days after the issue is announced. This will give Incentive Optionholders the opportunity to exercise their Incentive Options prior to the date for determining entitlements to participate in any such issue.

10. Adjustment for bonus issues of Shares

If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

(a) the number of Shares which must be issued on the exercise of an Incentive Option will be increased by the number of Shares which the Incentive Optionholder would have received if the Incentive Optionholder had exercised the Incentive Option before the record date for the bonus issue; and

(b) no change will be made to the Exercise Price.

11. Adjustment for rights issue

If the Company makes an issue of Shares pro rata to existing Shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the Exercise Price of a Incentive Option will be reduced according to the following formula:

$$\text{New exercise price} = O - \frac{E[P - (S+D)]}{N + 1}$$

O = the old Exercise Price of the Incentive Option.

E = the number of underlying Shares into which one Incentive Option is exercisable.

P = average market price per Share weighted by reference to volume of the underlying Shares during the 5 trading days ending on the day before the ex rights date or ex entitlements date.

S = the subscription price of a Share under the pro rata issue.

D = the dividend due but not yet paid on the existing underlying Shares (except those to be issued under the pro rata issue).

N = the number of Shares with rights or entitlements that must be held to receive a right to one new share.

12. Adjustments for reorganisation

If there is any reconstruction of the issued share capital of the Company, the rights of the Incentive Optionholders will be varied to comply the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction.

13. Quotation of Incentive Options

No application for quotation of the Incentive Options will be made by the Company.

14. Incentive Options non-transferable

The Incentive Options are non-transferable.

15. Lodgement Instructions

Cheques shall be in Australian currency made payable to the Company and crossed "Not Negotiable". The application for shares on exercise of the Incentive Options with the appropriate remittance should be lodged at the Company's Registry, Computershare Registry Services Limited, Level 2, 45 St Georges Terrace Perth.

Schedule 5 – Terms and Conditions of Listed Options

1. **Entitlement**

The Listed Options entitle the Listed Optionholder to subscribe for one Share upon exercise of each Listed Option.

2. **Exercise Price**

The exercise price of each Listed Option is $0.25 ("**Exercise Price**").

3. **Expiry Date**

Each Listed Option has an expiry date of 17 September 2009 ("**Expiry Date**").

4. **Exercise Period**

The Listed Options are exercisable at any time on or prior to the Expiry Date.

5. **Notice of Exercise**

The Listed Options may be exercised by notice in writing to the Company. Any notice of exercise of a Listed Option received by the Company will be deemed to be a notice of the exercise of that Listed Option as at the date of receipt.

6. **Timing of issue of Shares**

After a Listed Option is validly exercised, the Company must as soon as possible:

(i) issue and allot the Share; and

(ii) do all such acts matters and things to obtain the grant of quotation for the Share on ASX no later than five days from the date of exercise of the Listed Option.

7. **Shares issued on exercise**

Shares issued on exercise of the Listed Options rank equally with the then shares of the Company.

8. **Quotation of Shares on exercise**

Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Listed Options.

9. **Participation in new issues**

There are no participation rights or entitlements inherent in the Listed Options and holders will not be entitled to participate in new issues of capital offered to Shareholders during the currency of the Listed Options. However, the Company will ensure that for the purposes of determining entitlements to any such issue, the record date will be at least ten business days after the issue is announced. This will give Listed Optionholders the opportunity to exercise their Listed Options prior to the date for determining entitlements to participate in any such issue.

10. **Adjustment for bonus issues of Shares**

If the Company makes a bonus issue of Shares or other securities to existing Shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

(a) the number of Shares which must be issued on the exercise of a Listed Option will be increased by the number of Shares which the Listed Optionholder would have received if the Listed Optionholder had exercised the Incentive Option before the record date for the bonus issue; and

(b) no change will be made to the Exercise Price.

11. **Adjustments for reorganisation**

If there is any reconstruction of the issued share capital of the Company, the rights of the Listed Optionholders will be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction.

12. **Quotation of Incentive Options**

Application will be made by the Company to the ASX for official quotation of the Listed Options.

13. **Incentive Options non-transferable**

The Listed Options are transferable.

14. **Lodgement Instructions**

Cheques shall be in Australian currency made payable to the Company and crossed "Not Negotiable". The application for shares on exercise of the Listed Options with the appropriate remittance should be lodged at the Company's Registry, Computershare Registry Services Limited, Level 2, 45 St Georges Terrace Perth.

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

PROXY FORM

The Company Secretary
Westralian Gas and Power Limited

By delivery:	*By post:*	*By facsimile:*
Suite 1 46 Ord Street WEST PERTH WA 6005	PO Box 198 WEST PERTH WA 6872	08 9322 6722

I/We [1] ____

of ____

being a Shareholder/Shareholders of the Company and entitled to ____________________

votes in the Company, hereby appoint [2] ____________________

or failing such appointment the chairman of the general meeting as my/our proxy to vote for me/us on my/our behalf at the general meeting of the Company to be held at The University Club of WA, Hackett Drive, Crawley, Western Australia on Thursday, 29 November 2007 at 3.30 pm (WST) and at any adjournment thereof in the manner indicated below or, in the absence of indication, as he thinks fit. If 2 proxies are appointed, the proportion or number of votes of this proxy is authorised to exercise is * [ ]% of the Shareholder's votes*/ [ ] of the Shareholder's votes. (An additional Proxy Form will be supplied by the Company, on request).

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

IMPORTANT:

The chairman of the general Meeting intends to vote undirected proxies in favour of the Resolutions.

The proxy is to vote for or against the Resolution referred to in the Notice as follows:

		For	Against	Abstain
Resolution 1	Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Mr Peter Briggs	☐	☐	☐
Resolution 3	Election of Mr Geoffrey Hill	☐	☐	☐
Resolution 4	Ratification of previous issue of equity securities	☐	☐	☐
Resolution 5	Authorisation of Share Placement	☐	☐	☐
Resolution 6	Authorisation of Grant of Incentive Options to Mr Geoffrey Hill	☐	☐	☐
Resolution 7	Authorisation of Grant of Incentive Options to Mr Dean McKenzie	☐	☐	☐

Authorised signature/s This section *must* be signed in accordance with the instructions overleaf to enable your voting instructions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date

[1]Insert name and address of Shareholder [2] Insert name and address of proxy *Omit if not applicable

Proxy Notes:

A Shareholder entitled to attend and vote at the general meeting may appoint a natural person as the Shareholder's proxy to attend and vote for the Shareholder at that general meeting. If the Shareholder is entitled to cast 2 or more votes at the general meeting the Shareholder may appoint not more than 2 proxies. Where the Shareholder appoints more than one proxy the Shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If such proportion or number of votes is not specified each proxy may exercise half of the Shareholder's votes. A proxy may, but need not be, a Shareholder of the Company.

If a Shareholder appoints a body corporate as the Shareholder's proxy to attend and vote for the Shareholder at that general meeting, the representative of the body corporate to attend the general meeting must produce the Certificate of Appointment of Representative prior to admission. A form of the certificate may be obtained from the Company's share registry.

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name all of the holders must sign.

Power of Attorney: if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.

Companies: a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the general meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's Share Registry.

Proxy Forms (and the power of attorney or other authority, if any, under which the Proxy Form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the Proxy Form (and the power of attorney or other authority) must be deposited at or received by facsimile transmission at the Perth office of the Company (Suite 1, 46 Ord Street, West Perth, WA, 6005 or by post to PO Box 198, West Perth, WA, 6872, or Facsimile (08) 9322 6722 if faxed from within Australia or +618 9322 6722 if faxed from outside Australia) not less than 48 hours prior to the time of commencement of the general meeting (WST).

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

COMPANY ANNOUNCEMENT

Date:	**30 October 2007**
To:	**ASX Companies Announcement Office by Electronic Lodgement**
Number of Pages:	**2**

July - September 2007 - First Quarter Cashflow Report - Amended

Please see attached a revision to page 1 of the Appendix 5B released earlier today.

Westralian Gas and Power Ltd

Dean McKenzie
Company Secretary

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Westralian Gas and Power Limited

ABN	Quarter ended ("current quarter")
853 109 213 470	30 September 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	34	34
1.2	Payments for (a) exploration and evaluation	(132)	(132)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(323)	(323)
1.3	Dividends received		
1.4	Interest and other items of a similar nature received	1	1
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (refer to note 1.7)	100	100
	Net Operating Cash Flows	(320)	(320)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a)prospects	(10)	(10)
	(b)equity investments	-	-
	(c) other fixed assets	(24)	(24)
1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	9	9
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(25)	(25)
1.13	Total operating and investing cash flows (carried forward)	(345)	(345)

Sign here: .... Date: 30 October 2007
(Company Secretary)

Print name: Dean McKenzie

+ See chapter 19 for defined terms.

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

FORM 604 – SUBSTANTIAL HOLDER

Date:	31st October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please refer to the attached form 604 detailing the change of interests of a substantial holder.

Stephen Thomas
Managing Director

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Westralian Gas and Power Limited
ACN/ARSN	109 213 470

1. Details of substantial holder(1)

Name	Stephen Leslie Thomas ("SLT")
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	26/10/07
The previous notice was given to the company on	/ /
The previous notice was dated	16/10/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ord. Shares	9,528,963	16.60%	9,561,173	12.81%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/10/07	Stephen L Thomas	Acquisition of shares via SPP	$ 3,704	32,210	32,210

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Stephen L Thomas	SLT Family Trust	SLT Family Trust	Fully paid ordinary shares	9,000,000	9,000,000
Stephen L Thomas	Stephen L Thomas	Stephen L Thomas	Fully paid ordinary shares	561,173	561,173

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SLT as trustee for SLT Family Trust	c/- Somes & Cooke, PO Box 709 West Perth WA 6872
Stephen L Thomas	c/- WGP, Suite 1, 46 Ord Street West Perth WA 6872

Signature

print name Stephen L Thomas capacity Director

sign here [signature] date 31 / 10 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

FORM 604 – SUBSTANTIAL HOLDER

Date:	31st October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please refer to the attached form 604 detailing the change of interests of a substantial holder.

Peter Briggs
Chairman

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Westralian Gas and Power Limited

ACN/ARSN: 109 213 470

1. Details of substantial holder(1)

Name: Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>

ACN/ARSN (if applicable): 125 886 368

There was a change in the interests of the substantial holder on: 26/10/07

The previous notice was given to the company on: / /

The previous notice was dated: 06/07/07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ord. Shares	9,460,000	17.32%	9,492,210	12.72%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
26/10/07	Sunbeam Securities Pty Ltd	Acquisition of shares via SPP	$ 3,704	32,210	32,210

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/c>	Fully paid ordinary shares	9,492,210	9,492,210

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Sunbeam Securities Pty Ltd	3 Branksome Gardens City Beach WA 6015

Signature

print name Peter Briggs capacity Director

sign here date 31 / 10 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	31st October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 5

Please find attached Appendix 3Y's detailing the change of a Directors interest in ordinary fully paid shares.

Peter Briggs
Executive Chairman

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westralian Gas and Power Limited**
ABN	**53 109 213 470**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	26/10/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired under share purchase plan by: -York Heritage Pty Ltd -Sunbeam Securities Pty Ltd <Sunbeam Superannuation Fund A/C>
Date of change	26 October 2007
No. of securities held prior to change	10,571,945 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	32,210 Ordinary fully paid shares 32,210 Ordinary fully paid shares

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,704.15 $3,704.15
No. of securities held after change	10,636,365 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Westralian Gas and Power Limited
ABN	53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	26/10/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares transferred off market by York Heritage Pty Ltd
Date of change	28 October 2007
No. of securities held prior to change	10,636,365 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	N/A
Number disposed	43,500 Ordinary fully paid shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,000.00
No. of securities held after change	10,592,865 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off market transfer

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	31st October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Westralian Gas and Power Limited**	
ABN **53 109 213 470**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Thomas
Date of last notice	15/10/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired under Share Purchase Plan by: Stephen Thomas
Date of change	26 October 2007
No. of securities held prior to change	9,528,963 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Class	As above
Number acquired	32,210 Ordinary fully paid shares
Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,704.15
No. of securities held after change	9,561,173 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Participation in Share Purchase Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

KENTUCKY STATUS REPORT

Date:	21st November 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company's work over and remedial work has now been completed on the Carter lease, with Carter's 1, 3, 6, 21, 24 and 26 all on sustained production testing. The wells were acidised and new pumps fitted with several being fitted with time clocks, which facilitate a number of short pump periods over a 24 hour time frame.

The producing horizon is the Granville Sand, which is known to produce oil in the range of 2 to 10 barrels per day with the average being 4 barrels per day. This geological formation is well known for producing over many years in this district.

The Company has also applied for and been given permits to drill three new wells on this lease. This is planned to take place before Christmas on the assumption the drilling crew is available.

On the Riddle lease work is still underway to bring all of the producing wells on to a consistent and predictable flow rate.

The Riddle # 14 well, which was abandoned due to a drill bit being lost in the hole, has now been assessed using a camera over the shallow oil zone found during the drilling. This zone appears to have oil seeping from the formation and should lend its self to being acidised to bring it on as a producer (from the Sunnybrook Formation), Sunnybrook wells are often low daily producers but often produce for many years (very similar to the Granville Formation).

Further work on the Riddle #10 well has indicated oil leaking into the well bore form the zone intersected at 965 ft in the Murfreesboro and the field crew is planning to acidise this zone following the work on Riddle #14.

The Company is also conducting a seismic survey over a number of newly acquired leases in preparation for the ongoing drilling scheduled for the early part of the New Year.

The Company is encouraged by the last 4 weeks of field operations, which is now stabilising the production from each well and supports the concept of low cost oil farming.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

21 November 2007

Ms Elizabeth Harris
Australian Stock Exchange
Exchange Plaza
2 The Esplanade
PERTH WA 6000
Facsimile: 9221 2020

Dear Elizabeth,

Price and Volume Query

We refer to your letter dated 21st November 2007, referring to recent changes in the market price and volume of trading of share in Westralian Gas & Power Ltd (WGP or the Company)

In response to your query we advise as follows,

Q1. Is the company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

A. The company is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

Q2. If the answer to question is yes, can an announcement be made immediately? If not why not and when is it expected that an announcement will be made.

A. Not Applicable.

Q3. Is there any other explanation that the company may have for the price change and increase in volume in the securities of the Company?

A: No, there is no explanation that the company has for the price change and increase in volume in the securities of the Company.

Q4. Please confirm that the company is in compliance with the listing rules and in particular, listing rule 3.1.

A. Confirmed. The company considers that it is in compliance with the listing rules and in particular, listing rule 3.1.

Yours Sincerely

Stephen Thomas
Managing Director

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 08 9224 0000
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

FAXED

21 November 2007

Mr Dean McKenzie
Company Secretary
Westralian Gas and Power Ltd
Suite 1
46 Ord Street
WEST PERTH WA 6005

By facsimile: 9322 6722

Dear Dean

Westralian Gas and Power Ltd (the "Company")

RE: PRICE AND VOLUME QUERY

We have noted a change in the price of the Company's securities from a closing price of 13 cents yesterday, Tuesday 20 November 2007 to an intra day high today of 20.5 cents. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to Elizabeth Harris by e-mail at Elizabeth.Harris@asx.com.au or by facsimile on **facsimile number 9221 2020**. It should <u>not</u> be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **4:00pm W.D.S.T today, Wednesday 21 November 2007.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Elizabeth Harris
Senior Adviser, Issuers (Perth)

Direct Line: (08) 9224 0011

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

KENTUCKY STATUS REPORT

Date:	7th December 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company's exploration in Kentucky continues with the spudding of Carter # 22 and the cementing of surface casing. This well is expected to reach TD (total depth) over the weekend. The rig will then move to Carter # 23 early next week. Both these wells are aimed at the Granville Formation.

The Riddle lease work is still underway to bring all of the producing wells on to a consistent and predictable flow rate.

The Riddle # 14 well (abandoned due to a drill bit being lost in the hole) has now been assessed using a camera over the shallow oil zone found during the drilling. This zone has now been acidised and is presently producing oil from the Sunnybrook Formation. Sunnybrook wells are often low daily producers but often produce for many years (very similar to the Granville Formation). The production rate has yet to be determined.

Riddle # 13 encountered some water mixed with the produced oil and has now been choked back to protect the reservoir from water invasion as seen in Riddle 11 (now a stripper well). Pump testing continues with the aim of finding a longterm sustainable level of production for this well.

Riddle #10 will be acidised over the weekend to determine if the oil zone found in drilling will be productive.

The Company continues to conduct a seismic survey over a number leases in preparation for the ongoing drilling scheduled for the early part of the New Year.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	2nd July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited
ABN: 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	2/07/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by New Resource Holdings Pty Ltd
Date of change	**29 June 2007** **2 July 2007**
No. of securities held prior to change	12,332,100 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	
Number disposed	100,000

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,425.00
No. of securities held after change	12,232,100 Ordinary fully paid shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y AMENDMENT – CHANGE OF DIRECTORS INTEREST

Date:	2nd July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Please refer to the previous Appendix 3Y released 29 June 2007 detailing the transfer of a Directors interest in ordinary fully paid shares.

The details provided for the registered holder should be corrected as follows:

From	**Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Sunbeam Securities Pty Ltd <The Sunbeam Superannuation Fund>
To	**Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Sunbeam Securities Pty Ltd <The Sunbeam Superannuation A/c>

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RECEIVED
2008 APR 28 P 1:42
OFFICE OF INTERN... CORPORA...

Westralian Gas & Power announces deal with ERM Gas.

Date:	5th July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages:

Westralian Gas and Power Strikes Gas Deal with Electricity Generation Developer; Expands US Oil Operations

July 4, 2007 Perth-based Westralian Gas and Power (WGP) is pleased to announce the signing of a heads of agreement with ERM Gas. ERM Gas is a wholly owned subsidiary of ERM Power a developer of gas fired power stations.

Under the terms of the deal, ERM Gas has the option to explore WGP's coal seam gas leases in south west Western Australia and fund their development with the intent of supplying coal seam gas to ERM Power affiliated power stations.

ERM Power and its affiliated companies have interests in some 1700MW of gas fired power generation in operation or under construction with several more major projects in planning.

WGP Chairman Peter Briggs said he is delighted with the deal as it provides free carry for WGP with all exploration costs through to production met by ERM Gas and 25 percent of gas reserves being retained by WGP. The Company's initial exploration program for the region has added weight to the concept that economic reserves of natural gas are contained within the lease areas. With a substantive partner keen on sourcing gas for power station projects, further exploration should move along well. "Currently there is a gas shortage in Perth, and supply of gas to power generation is a perfect fit for both WGP and ERM Gas," he said.

WGP – A Diversified Energy Player: Since floating on the ASX in April 2005 as a dedicated coal seam gas explorer, WGP has successfully transformed itself into a diversified energy player boasting a portfolio of promising assets ranging from coal seam gas exploration, oil and gas exploration, oil production, through to CO2 geosequestration.

Mr Briggs said: "WGP is committed to building its energy portfolio by seizing further energy opportunities through increased exploration and beneficial 'free carry' partnership arrangements (such as with ERM Gas). This will allow WGP to carry out more exploration and drive other operations through to production."

Kentucky USA: WGP 100 percent owns Sunset Energy LLC with 2,200 acres of oil producing leases in Cumberland County Kentucky USA. This provides WGP an ongoing and increasing revenue stream due to a successful and continuing exploration program, which is to be expanded following a $350,000 capital raising last week. The first of a program of 10 new wells are to be drilled towards the end of July with more set to follow.

Perth Basin: WGP also holds two significant off-shore oil and gas exploration permits with a 50 percent share of 4530 sq km of promising Perth Basin acreage directly offshore Perth, Western Australia (Rottnest Island south to Mandurah). The company also has last week acquired a 450 sq km onshore oil and gas exploration permit EP455 located 12 km south of Eneabba.

CO2 Geosequestration: The Company is also investigating the provision of geosequestration of CO2, from BP/Rio's proposed Kwinana power station, into formations located in its Perth Basin lease area.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

FIRST CARTER WELL A SUCCESS

Date:	20th August 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company is pleased to announce that its wholly owned subsidiary Sunset Energy LLC has completed the first of its wells on the Carter Lease (Carter #24)

The well reached a total depth of 377 feet (115metres) and intersected oil at 347ft (106metres) and 367 feet (113metres). The well will now be treated and put on pump by the end of the week.

The producing horizon is the Granville Sand and was delineated using results from the seismic survey recorded late last year. The Granville Sand is known to produce oil in the range of 5 to 10 barrels per day over many years in fact several wells in the lease are still producing after 30 years of production although only at one barrel per day.

Shallow Granville wells cost the company in the vicinity of US$12,000 to drill and complete and with a US oil price of $70+ the Company will recover its initial drilling costs within two months of the commencement of production.

The rig has now moved to the Carter #26 well site and will commence drilling on Monday morning US time. Cater #26 is located 800 metres north west of Carter #24.

Two further wells are planned for this lease before the rig is moved back to the Riddle lease to drill Riddle's #13 and #14

Riddle #11 continues to produce oil under pump at approximately 40 barrels per day and work is continuing on the wells drilled recently to bring those, which have had good shows of oil, into production in the near future.

The existing production wells on both Stockton and Carter continue to contribute small volumes of oil to the inventory.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

TRIFECTA FOR CARTER LEASE

Date:	24th August 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company is pleased to announce that its' wholly owned subsidiary Sunset Energy LLC has completed the third of its wells on the Carter Lease (Carter #21) as an oil producer.

The well reached a total depth of 310 feet (95 metres) and encountered oil at 281ft (86.5 metres) which continued for a further 27 ft (9 metres) to 308 ft (94 metres). Drilling ceased at 310 ft (95 metres) with oil being blown to surface during drilling. No water was encountered during drilling after setting surface casing. The well is now being completed as a producer and is being fitted with a pump and tank. Pumping will commence as soon as possible.

The producing horizon is the Granville Sand and was delineated using results from the seismic survey recorded late last year. The Granville Sand is known to produce oil in the range of 5 to 10 barrels per day with the occasional well over 30 barrels per day. This geological formation is well known for producing over many years in fact several have produced for over thirty years although only at one barrel per day at the end of their lives.

Shallow Granville wells cost the company in the vicinity of US$12,000 to drill and complete, and with a US oil price of $70+ per barrel the Company will most likely recover its initial drilling costs within two months of the commencement of production.

The contracted drilling rig has now been released for maintenance for 10 days which gives the Company's workers time to set up the successful wells on pump and attend to further maintenance of the existing producing wells

The Company is delighted with this recent drilling success, which supports the concept of oil farming. The aim is to establish a significant number of small producers, which will maintain a constant cash flow for its' ongoing exploration and development in Cumberland County Kentucky. The Company believes it well on track to achieve this in the very near future.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE #14 AN OIL PRODUCER

Date:	9th October 2007
To:	Companies Announcement Office; ASX
By Electronic Lodgement	Number of Pages: 1

As part of the ongoing exploration program in Kentucky the Company spudded and drilled the Riddle #14 well over the past weekend. This well was designed to test the Sunnybrook and Stones River formations, which have been proven to be good oil produces both on our lease and the nearby leases.

The well intersected the Sunnybrook oil zone at 575 feet (175m) and produced live oil into the well bore. As there is little gas in this zone and also no water to drive the oil, the well did not flow to surface.

Drilling continued to the Stones River Formation where it intersected significant oil shows from 668 feet to 725 feet (205 m – 223 m) and a gas show at 730 feet (224m).

Riddle #14 will now be acidised to clean up both oil horizons and fitted with a pump to establish the amount of oil production. The oil will be pumped down hill to the tank at # 11, which is just over 400 feet (123m) away.

The rig has been release from the site and has now been moved to the Riddle #13 location. This location is near the old Riddle #3 well, which produced 50 barrels of oil per day from the Stones River when drilled in 1983.

A work over continues on the Carter lease, we have now arranged for a field services company to undertake a full acidisation program of six of the oil producing wells on the lease. This program will stimulate all of the wells with the aim of producing two to three times more oil than previously produced.

Peter Briggs
Chairman

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE #13 UPDATE

Date:	12th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Following the successful discovery of oil at the Riddle #13 location the field team has now run production casing to seal off the well bore above the producing horizon to protect the zone from debris which may cave from weak geological members above.

A down whole pump is also being inserted and production testing will commence as soon as the pump is operational.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE #13 UPDATE

Date:	16th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Riddle #13 well has now been fitted with a beam pump and flow lines established to the storage tanks at the Riddle #11 site.

The well was opened and allowed to flow with the assistance of the pump. Initial indications are that the well is capable of good production and has been choked back to 20bbls per day. The reduced flow is aimed at protecting the reservoir and to allow the field crew to study the production characteristics of the producing horizon

New permits for more wells on the Riddle lease are presently being prepared and these permits should be issued within 3 weeks.

The Company's Managing Director is travelling to Kentucky to undertake a review of the present operations and to firm up the locations of the next round of drilling on its other leases.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

29 November 2007

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

2007 Annual General Meeting
Address by the Managing Director and the Chairman

Please refer to the attached addresses prepared for today's 2007 Annual General Meeting.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

Managing Director's Address

Good afternoon ladies and gentlemen,

I'd like to thank you for coming today and I would like to welcome any new shareholders since our last meeting.

As you know we have had a very busy year with the farming out of the Western Australian properties to ROC Oil and ERM Gas.

With ERM now preparing to undertake the field studies of our CSM projects (with exploration about to get underway) and ROC oil shouldering the exploration of the offshore areas, we now will be able to focus our efforts in Kentucky.

I would like to now take you through a summary of our activities in the USA.

The first significant oil was located in Cumberland County in 1829 (about the same time Mrs Dance was chopping down the tree in Barrack Street, Perth) at the Old American Oil Well some 3 miles north of Burkesville and flowed over 50,000 bbls of oil down the Cumberland River. All or this oil went to waste, as there was no recognised use for large quantities of oil at that time.

"Oil Farming" is a term, which the company is using to describe our activities of acquiring, reviving and establishing numerous wells with small production. Further, as the wells we drill are very low cost (often less than USD $20,000 completed and producing) they do not have to produce large volumes to be economic in comparison with costs of conventional but deeper wells that cost three to six million dollars each. It's all about scale and numbers. When we see that 1 bbl of oil per day is an approximate income of USD $32,000 (net of royalty and tax) per year and many of these small wells will initially produce more than that, the time frame for the return on expenditure is very short.

Added to this that our leases have been easily secured with a very modest cash outlay to the landowners or previous leaseholders in a country where we have secure tenure, laws, infrastructure, political stability and communications are excellent as well, as the local inhabitants speak English.

Our leases have been selected to enable us to explore for oil in all of the known producing horizons and if you have read the 2007 annual report you will have seen those in the technical section (refer diagram).

The Carter Lease (refer maps)

This is the first lease, which we acquired, we have worked over a number of these wells and drilled three exploration wells. All these wells are producing from the Granville Formation, which is found at approximately 325 ft and usually flows oil at a rate of between 1 and 5 barrels per day.

The lease has also reported oil in the Murfreesboro and shows in the Knox formation. Over time we will test these lower formations. We are still learning about these formations and believe they will produce oil, and will be opening up C19 by Christmas 2007.

Further studies are underway on the deeper section and wells are planed to test this section in the first part of the New Calendar Year.

Riddle Lease (refer maps)

Over the past 12 months the Riddle lease has (if you have been following the reports) created a fair amount of interest in our activities in Kentucky.

Our first well, Riddle #7, surprised us all by squirting oil over the trees and down the valley before being contained and captured in the tanks which had been set up for just an occurrence, although the producing horizon was a little higher up in the section than anticipated. Unfortunately it was short lived and water came into the well and production ceased due to the lack of a disposal well for the produced water.

A number of new exploration wells have been drilled. Riddle # 10 was drilled and had a good show of oil, we have recently begun testing this well for its production potential.

Riddle #14 encountered oil in the upper part of the well. While drilling to the target Stones River and Mufresboro formation the drill bit broke off in the hole and was not able to be recovered. This well has recently been assessed for its potential in the upper zones and we believe the well will be able to be produced, although at low volumes.

Further drilling on the lease will take place early in the New Year. The area selected has not been drilled before and is highly attractive due to its size, location and paucity of drilling.

Stockton Lease (refer maps)

The Stockton was the second lease acquired some 18 months ago and for most of that time has had two wells producing a combined 3 barrels per day. Although a small amount on a daily basis, it has been enough to pay back the initial purchase price of the lease of USD$20,000.

Two wells were drilled in the Stockton in the past year. These wells had good gas shows but no oil was produced and they were plugged abandoned.

A new well location is being permitted west of the producing Carter # 6 well and will be drilled in the first part of 2008.

York Lease (refer maps)

A commitment well was drilled on the York lease. The well tested the Knox formation and had a small show of oil, which was not considered worth testing. The well was plugged and abandoned.

A new drill location is being permitted south of the old York # 1 well, which had significant shows in the Stones River.

Thomas Lease (refer maps)

The Thomas #1 well encountered a good show of oil in the Knox but was not able to be produced. Following a seismic survey the area south of this well appears to be more prospective and will be drilled in the middle of 2008.

Dyer (refer maps)

The Dyer lease is just over 800 acres and has had very little drilling on it. Two producing wells were drilled in the southeast corner of the property in the 1980's and produced 10 barrels from the Stones River in one and 4 barrels from the Knox in the other. These wells are now plugged and abandoned.

The Company has permitted two new locations a short distance to the north of the old wells on the same trend. It is anticipated these wells will be drilled early in the New Year.

Davis Lease (refer maps)

This lease consists of approximately 250 acres on the eastern side of the Cumberland River, near Burkesville. The lease has had oil discovered on the property dating back to the early part of the 1900's. A recent (circa 1960's) well reported 10 barrels per day.
The lease is under explored and very attractive for drilling. A seismic survey is presently being recorded on this lease.

Shepherd Lease (refer maps)

The Company, after a long negotiation period, has been successful acquiring the Shepherd Lease which adjoins the Carter lease to the west. This lease is over 600 acres and has had significant production from the shallow Granville formation in the past. Several new drilling locations have already been determined and permitting is underway for drilling after Christmas 2007.

There has been limited drilling on this lease and this brings our holding in this part of the county to over 1,200 acres.

Conclusion

The Company is presently in negotiations with several landholders for new leases with the aim to hold in total over 5,000 acres in Cumberland County.

In summary we had a big learning curve this year in regard to the geology of all our areas. We believe, like all oil exploration companies do, that there is a chance after completing and assessing our seismic, that has never been done before in this district, that we will find a major structure like the one that started it all in 1829. With a concerted effort I believe our production will provide the Company a good cashflow.

Stephen Thomas, Managing Director

Chairman's Summary Address

Ladies and gentlemen, I have outlined our year's activities in my Chairman's Report in the Annual Report but I would like to say I am particularly looking forward to 2008.

Having completed $41 million of joint ventures with ROC Oil and ERM Gas this year, next year we expect to see some exciting results flow from all this exploration activity.

I am keen to work with our new Director Geoff Hill who is well known in South East Asia as a Merchant Banker and will be able to introduce us to many Asian investors seeking to invest in Australia.

One of the barometers of a publicly listed Company's success is the amount of activity and interest shown in the Companies shares. In the last three months 132 million shares have been bought and sold and that is a remarkable amount of interest in our Company. In the corresponding period last year 2.3 million shares turned over.

I hope this interest in our Company continues in 2008.

Thank you all for coming.

Peter Briggs, Executive Chairman

Figure – Geological Section


ERA
PERIOD
STRATIGRAPHY
GEOLOGICAL FORMATION
PALAEOZOIC
DEVONIAN
MIDDLE ORDOVICIAN
ORDO - MIDDLE - TRENTON
CAMBRIAN
Chattanooca Shale (20-30')
Cumberland (Unconformity)
Eden - Leipers
Million
Cynthiana (Catheys)
Granville (2-10')
Cynthiana
Upper Sunnybrook
Lower Sunnybrook
Mudd Cave (5-10')
Pencil Cave (5-10')
Stones River
Murfreesboro (336')
Wells Creek (30')
Knox (700 - 1200')
Rose Run (30')
Copper Ridge (2000')
WESTRALIAN GAS & POWER LIMITED
GENERALISED GEOLOGY
OF THE CINCINNATI ARCH
SOUTH CENTRAL KENTUCKY
SUNSET ENERGY

Maps – Kentucky Leases

Westralian Gas & Power Limited
Kentucky Project
Location Plan



N
METCALFE
ADAIR
KENTUCKY
RUSSELL
127
Lake Cumberland
61
CUMBERLAND
DYER LEASE
90
DAVIS LEASE
YORK LEASE
THOMAS LEASE
Burkesville
WELLS LEASE
CARTER LEASE
690
CLINTON
SHEPHERD LEASE
90
STOCKTON LEASE
E.RIDDLE LEASE
MONROE
Albany
New York
Chicago
OHIO
INDIANA
WEST VIRGINIA
VIRGINIA
ILLINOIS
BURKESVILLE PROJECT
TENNESSEE
Lease boundary
Major Roads
Minor Roads
Drainage
TENNESSEE
0
10km


CARTER LEASE
APPROX. 575 ACRES
SHEPHERD LEASE
600 ACRES


Riddle Home Farm
#1
Riddle #14
Riddle #13
Riddle #11
Riddle #7
Riddle #12
RIDDLE LEASE
APPROX. 200 ACRES


4bbls/d
10bbls/d
DYER LEASE
811 ACRES


Lease boundary
Old producing wells
Abandoned well
DAVIS LEASE
225 ACRES

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

29 November 2007

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Results of 2007 Annual General Meeting

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that details of the resolutions and the proxies received in respect of each resolution are as set out in the summary below.

Westralian Gas and Power Ltd
Annual General Meeting 29 November 2007
Proxy and Resolution Summary

Resolution 1 Adoption of the Remuneration Report

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 1	Adoption of the Remuneration Report	21,323,058	246,570	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Resolution 2 - Re-election of Mr Peter Briggs as a Director

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 2	Re-election of Mr Peter Briggs as a Director	21,318,208	251,420	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Resolution 3 Election of Mr Geoffrey Hill as a Director

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 3	Election of Mr Geoffrey Hill as a Director	21,345,208	224,420	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Resolution 4 Ratification of July Securities Issue

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 4	Ratification of July Securities Issue	21,296,058	251,020	114,000	22,550

The motion was carried on a show of hands as an ordinary resolution.

Resolution 5 Authorisation of Share Placement

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 5	Authorisation of Share Placement	21,261,598	293,730	114,000	14,300

The motion was carried on a show of hands as an ordinary resolution.

Resolution 6 Authorisation of Grant of Incentive Options to Mr Geoffrey Hill

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 6	Authorisation of Grant of Incentive Options to Mr Geoffrey Hill	21,217,798	351,830	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Resolution 7 Authorisation of Grant of Incentive Options to Mr Dean McKenzie

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 7	Authorisation of Grant of Incentive Options to Mr Dean McKenzie	21,260,508	309,120	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Also in accordance with Listing Rule 3.16.1 we advise that Mr Alan Burns has retired as a Director of the Company as at the end of the Annual General Meeting today.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	2nd July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited	
ABN: 53 109 213 470	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	29/06/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by New Resource Holdings Pty Ltd
Date of change	28 June 2007
No. of securities held prior to change	12,232,100 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	100,000
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,250.00
No. of securities held after change	12,332,100 Ordinary fully paid shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

KENTUCKY STATUS REPORT

Date:	7th December 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company's exploration in Kentucky continues with the spudding of Carter # 22 and the cementing of surface casing. This well is expected to reach TD (total depth) over the weekend. The rig will then move to Carter # 23 early next week. Both these wells are aimed at the Granville Formation.

The Riddle lease work is still underway to bring all of the producing wells on to a consistent and predictable flow rate.

The Riddle # 14 well (abandoned due to a drill bit being lost in the hole) has now been assessed using a camera over the shallow oil zone found during the drilling. This zone has now been acidised and is presently producing oil from the Sunnybrook Formation. Sunnybrook wells are often low daily producers but often produce for many years (very similar to the Granville Formation). The production rate has yet to be determined.

Riddle # 13 encountered some water mixed with the produced oil and has now been choked back to protect the reservoir from water invasion as seen in Riddle 11 (now a stripper well). Pump testing continues with the aim of finding a longterm sustainable level of production for this well.

Riddle #10 will be acidised over the weekend to determine if the oil zone found in drilling will be productive.

The Company continues to conduct a seismic survey over a number leases in preparation for the ongoing drilling scheduled for the early part of the New Year.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	2nd July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited
ABN: 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	2/07/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by New Resource Holdings Pty Ltd
Date of change	**29 June 2007** **2 July 2007**
No. of securities held prior to change	12,332,100 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	
Number disposed	100,000

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,425.00
No. of securities held after change	12,232,100 Ordinary fully paid shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y AMENDMENT – CHANGE OF DIRECTORS INTEREST

Date:	2nd July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Please refer to the previous Appendix 3Y released 29 June 2007 detailing the transfer of a Directors interest in ordinary fully paid shares.

The details provided for the registered holder should be corrected as follows:

From	**Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Sunbeam Securities Pty Ltd <The Sunbeam Superannuation Fund>
To	**Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Sunbeam Securities Pty Ltd <The Sunbeam Superannuation A/c>

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

Westralian Gas & Power announces deal with ERM Gas.

Date:	5th July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages:

Westralian Gas and Power Strikes Gas Deal with Electricity Generation Developer; Expands US Oil Operations

July 4, 2007 Perth-based Westralian Gas and Power (WGP) is pleased to announce the signing of a heads of agreement with ERM Gas. ERM Gas is a wholly owned subsidiary of ERM Power a developer of gas fired power stations.

Under the terms of the deal, ERM Gas has the option to explore WGP's coal seam gas leases in south west Western Australia and fund their development with the intent of supplying coal seam gas to ERM Power affiliated power stations.

ERM Power and its affiliated companies have interests in some 1700MW of gas fired power generation in operation or under construction with several more major projects in planning.

WGP Chairman Peter Briggs said he is delighted with the deal as it provides free carry for WGP with all exploration costs through to production met by ERM Gas and 25 percent of gas reserves being retained by WGP. The Company's initial exploration program for the region has added weight to the concept that economic reserves of natural gas are contained within the lease areas. With a substantive partner keen on sourcing gas for power station projects, further exploration should move along well. "Currently there is a gas shortage in Perth, and supply of gas to power generation is a perfect fit for both WGP and ERM Gas," he said.

WGP – A Diversified Energy Player: Since floating on the ASX in April 2005 as a dedicated coal seam gas explorer, WGP has successfully transformed itself into a diversified energy player boasting a portfolio of promising assets ranging from coal seam gas exploration, oil and gas exploration, oil production, through to CO2 geosequestration.

Mr Briggs said: "WGP is committed to building its energy portfolio by seizing further energy opportunities through increased exploration and beneficial 'free carry' partnership arrangements (such as with ERM Gas). This will allow WGP to carry out more exploration and drive other operations through to production."

Kentucky USA: WGP 100 percent owns Sunset Energy LLC with 2,200 acres of oil producing leases in Cumberland County Kentucky USA. This provides WGP an ongoing and increasing revenue stream due to a successful and continuing exploration program, which is to be expanded following a $350,000 capital raising last week. The first of a program of 10 new wells are to be drilled towards the end of July with more set to follow.

Perth Basin: WGP also holds two significant off-shore oil and gas exploration permits with a 50 percent share of 4530 sq km of promising Perth Basin acreage directly offshore Perth, Western Australia (Rottnest Island south to Mandurah). The company also has last week acquired a 450 sq km onshore oil and gas exploration permit EP455 located 12 km south of Eneabba.

CO2 Geosequestration: The Company is also investigating the provision of geosequestration of CO2, from BP/Rio's proposed Kwinana power station, into formations located in its Perth Basin lease area.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RECEIVED
2008 APR 28 P 1:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST CARTER WELL A SUCCESS

Date:	20th August 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company is pleased to announce that its wholly owned subsidiary Sunset Energy LLC has completed the first of its wells on the Carter Lease (Carter #24)

The well reached a total depth of 377 feet (115metres) and intersected oil at 347ft (106metres) and 367 feet (113metres). The well will now be treated and put on pump by the end of the week.

The producing horizon is the Granville Sand and was delineated using results from the seismic survey recorded late last year. The Granville Sand is known to produce oil in the range of 5 to 10 barrels per day over many years in fact several wells in the lease are still producing after 30 years of production although only at one barrel per day.

Shallow Granville wells cost the company in the vicinity of US$12,000 to drill and complete and with a US oil price of $70+ the Company will recover its initial drilling costs within two months of the commencement of production.

The rig has now moved to the Carter #26 well site and will commence drilling on Monday morning US time. Cater #26 is located 800 metres north west of Carter #24.

Two further wells are planned for this lease before the rig is moved back to the Riddle lease to drill Riddle's #13 and #14

Riddle #11 continues to produce oil under pump at approximately 40 barrels per day and work is continuing on the wells drilled recently to bring those, which have had good shows of oil, into production in the near future.

The existing production wells on both Stockton and Carter continue to contribute small volumes of oil to the inventory.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

TRIFECTA FOR CARTER LEASE

Date:	24th August 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company is pleased to announce that its' wholly owned subsidiary Sunset Energy LLC has completed the third of its wells on the Carter Lease (Carter #21) as an oil producer.

The well reached a total depth of 310 feet (95 metres) and encountered oil at 281ft (86.5 metres) which continued for a further 27 ft (9 metres) to 308 ft (94 metres). Drilling ceased at 310 ft (95 metres) with oil being blown to surface during drilling. No water was encountered during drilling after setting surface casing. The well is now being completed as a producer and is being fitted with a pump and tank. Pumping will commence as soon as possible.

The producing horizon is the Granville Sand and was delineated using results from the seismic survey recorded late last year. The Granville Sand is known to produce oil in the range of 5 to 10 barrels per day with the occasional well over 30 barrels per day. This geological formation is well known for producing over many years in fact several have produced for over thirty years although only at one barrel per day at the end of their lives.

Shallow Granville wells cost the company in the vicinity of US$12,000 to drill and complete, and with a US oil price of $70+ per barrel the Company will most likely recover its initial drilling costs within two months of the commencement of production.

The contracted drilling rig has now been released for maintenance for 10 days which gives the Company's workers time to set up the successful wells on pump and attend to further maintenance of the existing producing wells

The Company is delighted with this recent drilling success, which supports the concept of oil farming. The aim is to establish a significant number of small producers, which will maintain a constant cash flow for its' ongoing exploration and development in Cumberland County Kentucky. The Company believes it well on track to achieve this in the very near future.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE #14 AN OIL PRODUCER

Date:	9th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

As part of the ongoing exploration program in Kentucky the Company spudded and drilled the Riddle #14 well over the past weekend. This well was designed to test the Sunnybrook and Stones River formations, which have been proven to be good oil produces both on our lease and the nearby leases.

The well intersected the Sunnybrook oil zone at 575 feet (175m) and produced live oil into the well bore. As there is little gas in this zone and also no water to drive the oil, the well did not flow to surface.

Drilling continued to the Stones River Formation where it intersected significant oil shows from 668 feet to 725 feet (205 m – 223 m) and a gas show at 730 feet (224m).

Riddle #14 will now be acidised to clean up both oil horizons and fitted with a pump to establish the amount of oil production. The oil will be pumped down hill to the tank at # 11, which is just over 400 feet (123m) away.

The rig has been release from the site and has now been moved to the Riddle #13 location. This location is near the old Riddle #3 well, which produced 50 barrels of oil per day from the Stones River when drilled in 1983.

A work over continues on the Carter lease, we have now arranged for a field services company to undertake a full acidisation program of six of the oil producing wells on the lease. This program will stimulate all of the wells with the aim of producing two to three times more oil than previously produced.

Peter Briggs
Chairman

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE #13 UPDATE

Date:	12th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Following the successful discovery of oil at the Riddle #13 location the field team has now run production casing to seal off the well bore above the producing horizon to protect the zone from debris which may cave from weak geological members above.

A down whole pump is also being inserted and production testing will commence as soon as the pump is operational.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE #13 UPDATE

Date:	16th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Riddle #13 well has now been fitted with a beam pump and flow lines established to the storage tanks at the Riddle #11 site.

The well was opened and allowed to flow with the assistance of the pump. Initial indications are that the well is capable of good production and has been choked back to 20bbls per day. The reduced flow is aimed at protecting the reservoir and to allow the field crew to study the production characteristics of the producing horizon

New permits for more wells on the Riddle lease are presently being prepared and these permits should be issued within 3 weeks.

The Company's Managing Director is travelling to Kentucky to undertake a review of the present operations and to firm up the locations of the next round of drilling on its other leases.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street, West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

29 November 2007

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

2007 Annual General Meeting
Address by the Managing Director and the Chairman

Please refer to the attached addresses prepared for today's 2007 Annual General Meeting.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

Managing Director's Address

Good afternoon ladies and gentlemen,

I'd like to thank you for coming today and I would like to welcome any new shareholders since our last meeting.

As you know we have had a very busy year with the farming out of the Western Australian properties to ROC Oil and ERM Gas.

With ERM now preparing to undertake the field studies of our CSM projects (with exploration about to get underway) and ROC oil shouldering the exploration of the offshore areas, we now will be able to focus our efforts in Kentucky.

I would like to now take you through a summary of our activities in the USA.

The first significant oil was located in Cumberland County in 1829 (about the same time Mrs Dance was chopping down the tree in Barrack Street, Perth) at the Old American Oil Well some 3 miles north of Burkesville and flowed over 50,000 bbls of oil down the Cumberland River. All or this oil went to waste, as there was no recognised use for large quantities of oil at that time.

"Oil Farming" is a term, which the company is using to describe our activities of acquiring, reviving and establishing numerous wells with small production. Further, as the wells we drill are very low cost (often less than USD $20,000 completed and producing) they do not have to produce large volumes to be economic in comparison with costs of conventional but deeper wells that cost three to six million dollars each. It's all about scale and numbers. When we see that 1 bbl of oil per day is an approximate income of USD $32,000 (net of royalty and tax) per year and many of these small wells will initially produce more than that, the time frame for the return on expenditure is very short.

Added to this that our leases have been easily secured with a very modest cash outlay to the landowners or previous leaseholders in a country where we have secure tenure, laws, infrastructure, political stability and communications are excellent as well, as the local inhabitants speak English.

Our leases have been selected to enable us to explore for oil in all of the known producing horizons and if you have read the 2007 annual report you will have seen those in the technical section (refer diagram).

The Carter Lease (refer maps)

This is the first lease, which we acquired, we have worked over a number of these wells and drilled three exploration wells. All these wells are producing from the Granville Formation, which is found at approximately 325 ft and usually flows oil at a rate of between 1 and 5 barrels per day.

The lease has also reported oil in the Murfreesboro and shows in the Knox formation. Over time we will test these lower formations. We are still learning about these formations and believe they will produce oil, and will be opening up C19 by Christmas 2007.

Further studies are underway on the deeper section and wells are planed to test this section in the first part of the New Calendar Year.

Riddle Lease (refer maps)

Over the past 12 months the Riddle lease has (if you have been following the reports) created a fair amount of interest in our activities in Kentucky.

Our first well, Riddle #7, surprised us all by squirting oil over the trees and down the valley before being contained and captured in the tanks which had been set up for just an occurrence, although the producing horizon was a little higher up in the section than anticipated. Unfortunately it was short lived and water came into the well and production ceased due to the lack of a disposal well for the produced water.

A number of new exploration wells have been drilled. Riddle # 10 was drilled and had a good show of oil, we have recently begun testing this well for its production potential.

Riddle #14 encountered oil in the upper part of the well. While drilling to the target Stones River and Mufresboro formation the drill bit broke off in the hole and was not able to be recovered. This well has recently been assessed for its potential in the upper zones and we believe the well will be able to be produced, although at low volumes.

Further drilling on the lease will take place early in the New Year. The area selected has not been drilled before and is highly attractive due to its size, location and paucity of drilling.

Stockton Lease (refer maps)

The Stockton was the second lease acquired some 18 months ago and for most of that time has had two wells producing a combined 3 barrels per day. Although a small amount on a daily basis, it has been enough to pay back the initial purchase price of the lease of USD$20,000.

Two wells were drilled in the Stockton in the past year. These wells had good gas shows but no oil was produced and they were plugged abandoned.

A new well location is being permitted west of the producing Carter # 6 well and will be drilled in the first part of 2008.

York Lease (refer maps)

A commitment well was drilled on the York lease. The well tested the Knox formation and had a small show of oil, which was not considered worth testing. The well was plugged and abandoned.

A new drill location is being permitted south of the old York # 1 well, which had significant shows in the Stones River.

Thomas Lease (refer maps)

The Thomas #1 well encountered a good show of oil in the Knox but was not able to be produced. Following a seismic survey the area south of this well appears to be more prospective and will be drilled in the middle of 2008.

Dyer (refer maps)

The Dyer lease is just over 800 acres and has had very little drilling on it. Two producing wells were drilled in the southeast corner of the property in the 1980's and produced 10 barrels from the Stones River in one and 4 barrels from the Knox in the other. These wells are now plugged and abandoned.

The Company has permitted two new locations a short distance to the north of the old wells on the same trend. It is anticipated these wells will be drilled early in the New Year.

Davis Lease (refer maps)

This lease consists of approximately 250 acres on the eastern side of the Cumberland River, near Burkesville. The lease has had oil discovered on the property dating back to the early part of the 1900's. A recent (circa 1960's) well reported 10 barrels per day.
The lease is under explored and very attractive for drilling. A seismic survey is presently being recorded on this lease.

Shepherd Lease (refer maps)

The Company, after a long negotiation period, has been successful acquiring the Shepherd Lease which adjoins the Carter lease to the west. This lease is over 600 acres and has had significant production from the shallow Granville formation in the past. Several new drilling locations have already been determined and permitting is underway for drilling after Christmas 2007.

There has been limited drilling on this lease and this brings our holding in this part of the county to over 1,200 acres.

Conclusion

The Company is presently in negotiations with several landholders for new leases with the aim to hold in total over 5,000 acres in Cumberland County.

In summary we had a big learning curve this year in regard to the geology of all our areas. We believe, like all oil exploration companies do, that there is a chance after completing and assessing our seismic, that has never been done before in this district, that we will find a major structure like the one that started it all in 1829. With a concerted effort I believe our production will provide the Company a good cashflow.

Stephen Thomas, Managing Director

Chairman's Summary Address

Ladies and gentlemen, I have outlined our year's activities in my Chairman's Report in the Annual Report but I would like to say I am particularly looking forward to 2008.

Having completed $41 million of joint ventures with ROC Oil and ERM Gas this year, next year we expect to see some exciting results flow from all this exploration activity.

I am keen to work with our new Director Geoff Hill who is well known in South East Asia as a Merchant Banker and will be able to introduce us to many Asian investors seeking to invest in Australia.

One of the barometers of a publicly listed Company's success is the amount of activity and interest shown in the Companies shares. In the last three months 132 million shares have been bought and sold and that is a remarkable amount of interest in our Company. In the corresponding period last year 2.3 million shares turned over.

I hope this interest in our Company continues in 2008.

Thank you all for coming.

Peter Briggs, Executive Chairman

Figure – Geological Section


ERA
PERIOD
STRATIGRAPHY
GEOLOGICAL FORMATION
PALAEOZOIC
DEVONIAN
MIDDLE ORDOVICIAN
ORDO - MIDDLE - TRENTON
CAMBRIAN
Chattanooca Shale (20-30')
Cumberland (Unconformity)
Eden - Leipers
Million
Cynthiana (Catheys)
Granville (2-10')
Cynthiana
Upper Sunnybrook
Lower Sunnybrook
Mudd Cave (5-10')
Pencil Cave (5-10')
Stones River
Murfreesboro (336')
Wells Creek (30')
Knox (700 - 1200')
Rose Run (30')
Copper Ridge (2000')
WESTRALIAN GAS & POWER LIMITED
GENERALISED GEOLOGY
OF THE CINCINNATI ARCH
SOUTH CENTRAL KENTUCKY
SUNSET ENERGY

Maps – Kentucky Leases

Westralian Gas & Power Limited
Kentucky Project
Location Plan



N
METCALFE
ADAIR
KENTUCKY
RUSSELL
127
Lake Cumberland
61
CUMBERLAND
DYER LEASE
90
YORK LEASE
WELLS LEASE
690
STOCKTON LEASE
DAVIS LEASE
THOMAS LEASE
Burkesville
CARTER LEASE
SHEPHERD LEASE
90
E.RIDDLE LEASE
CLINTON
MONROE
Albany
Lease boundary
Major Roads
Minor Roads
Drainage
TENNESSEE
0
10km
New York
Chicago
INDIANA
OHIO
WEST VIRGINIA
VIRGINIA
ILLINOIS
TENNESSEE
BURKESVILLE PROJECT


CARTER LEASE
APPROX. 575 ACRES
SHEPHERD LEASE
600 ACRES


Riddle Home Farm
#1
Riddle #14
Riddle #13
Riddle #11
Riddle #7
Riddle #12
RIDDLE LEASE
APPROX. 200 ACRES


4bbls/d
10bbls/d
DYER LEASE
811 ACRES


Lease boundary
Old producing wells
Abandoned well
DAVIS LEASE
225 ACRES

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

29 November 2007

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Results of 2007 Annual General Meeting

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise that details of the resolutions and the proxies received in respect of each resolution are as set out in the summary below.

Westralian Gas and Power Ltd
Annual General Meeting 29 November 2007
Proxy and Resolution Summary

Resolution 1 Adoption of the Remuneration Report

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 1	Adoption of the Remuneration Report	21,323,058	246,570	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Resolution 2 - Re-election of Mr Peter Briggs as a Director

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 2	Re-election of Mr Peter Briggs as a Director	21,318,208	251,420	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Resolution 3 Election of Mr Geoffrey Hill as a Director

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 3	Election of Mr Geoffrey Hill as a Director	21,345,208	224,420	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Resolution 4 Ratification of July Securities Issue

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 4	Ratification of July Securities Issue	21,296,058	251,020	114,000	22,550

The motion was carried on a show of hands as an ordinary resolution.

Resolution 5 Authorisation of Share Placement

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 5	Authorisation of Share Placement	21,261,598	293,730	114,000	14,300

The motion was carried on a show of hands as an ordinary resolution.

Resolution 6 Authorisation of Grant of Incentive Options to Mr Geoffrey Hill

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 6	Authorisation of Grant of Incentive Options to Mr Geoffrey Hill	21,217,798	351,830	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Resolution 7 Authorisation of Grant of Incentive Options to Mr Dean McKenzie

The instructions given by validly appointed proxies in respect of the resolution were as follows:

		For	Against	Discretionary	Abstain
Resolution 7	Authorisation of Grant of Incentive Options to Mr Dean McKenzie	21,260,508	309,120	114,000	0

The motion was carried on a show of hands as an ordinary resolution.

Also in accordance with Listing Rule 3.16.1 we advise that Mr Alan Burns has retired as a Director of the Company as at the end of the Annual General Meeting today.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	2nd July 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited
ABN: 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	29/06/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by New Resource Holdings Pty Ltd
Date of change	28 June 2007
No. of securities held prior to change	12,232,100 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	100,000
Number disposed	

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$15,250.00
No. of securities held after change	12,332,100 Ordinary fully paid shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Purchase on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

SECOND CARTER WELL A SUCCESS

Date:	23rd August 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company is pleased to announce it has completed the second of its wells on the Carter Lease (Carter #26) as a producer.

The well reached a total depth of 440 feet (135metres) and intersected oil at 409ft (126metres) and 419 feet (129metres). The well is now being fitted with a pump and a 100 barrel tank. Pumping will commence as soon as possible.

The producing horizon is the Granville Sand and was delineated using results from the seismic survey recorded late last year. The Granville Sand is known to produce oil in the range of 5 to 10 barrels per day over many years in fact several wells in the lease are still producing after 30 years of production.

Shallow Granville wells cost the company in the vicinity of US$12,000 to drill and complete and with a US oil price of $70+ the Company will recover its initial drilling costs within two months of the commencement of production.

The rig has now moved to the Carter #21 well site and will commence drilling on Friday night Perth time. Cater #21 is located at the southern end of the lease on a seismic defined anomaly.

The recent success supports the Company's concept of oil farming with the aim to establish a significant number of small producers which will maintain a constant cash flow for it's ongoing exploration and development in the county.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

NOT SO UNLUCKY #13

Date:	11th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

NOT SO UNLUCKY #13

The Company spudded and drilled The Riddle #13 well over the past 24 hours and at 3.45am Perth time (2.45 Kentucky time) the drilling penetrated the top of the Stones River Formation directly below the Pencil Cave and proceeded to flow large volumes of pure oil to the surface.

The well could not drilled any further due to the oil flow and the well was secured as a producer.

A well head will being fitted and flow lines laid out to the tanks at the Riddle #11 site which will allow both wells to be flowed into the same tanks.

Flow testing to establish the barrels per day production will then commence.

This well was aimed at testing the western area on the lease, which until now have been left unexplored. Located in a structurally separate block from those previously drilled this well greatly enhances the prospectivity of this lease.

STEPHEN THOMAS
MANAGING DIRECTOR

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

12th October 2007

The Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Share Purchase Plan Closed

The directors of Westralian Gas and Power Limited wish to advise that the Company has had a very successful response to the Share Purchase Plan ("SPP") from our shareholders. As announced to the ASX on Wednesday, 5 September 2007 the SPP will close at 4pm WST Friday, 12 October 2007.

Prior to the processing of all applications received today, the share registry had received 395 applications totaling $1,760,000. The final amount raised under the SPP is expected to be announced prior to Friday 19 October 2007, once all applications are finalised.

Shares applied for under the SPP will now commence the process of being issued and are expected to be quoted on the ASX in the week commencing Monday 22 October 2007.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	15th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Stephen Thomas
Managing Director

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westralian Gas and Power Limited**
ABN	**53 109 213 470**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Thomas
Date of last notice	14/02/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by Stephen Thomas (SLT Family A/c)
Date of change	12 October 2007
No. of securities held prior to change	10,528,963 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Class	As above
Number acquired	N/A
Number disposed	1,000,000

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$333,725.91
No. of securities held after change	9,528,963 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares sold on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

FORM 604 – SUBSTANTIAL HOLDER

Date:	16th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please refer to the attached form 604 detailing the change of interests of a substantial holder.

Stephen Thomas
Managing Director

Form 604

Corporations Act 2001

Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Westralian Gas and Power Limited
ACN/ARSN	109 213 470

1. Details of substantial holder(1)

Name	Stephen Leslie Thomas ('SLT')
ACN/ARSN (if applicable)	

There was a change in the interests of the substantial holder on	12 / 10 / 07
The previous notice was given to the company on	/ /
The previous notice was dated	15 / 02 / 07

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully paid ordinary shares	10,528,963	18.35%	9,528,963	16.60%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
12/10/07	SLT Family Trust	Sale of ordinary shares	$333,725.91	1,000,000	1.74%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Stephen Thomas	SLT Family Trust	SLT Family Trust	Fully paid ordinary shares	9,000,000	9,000,000
Stephen Thomas	Stephen L Thomas	Stephen L Thomas	Fully paid ordinary shares	528,963	528,963

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN / ARSN (if applicable)	Nature of association
Not applicable	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
SLT as trustee for SLT Family Trust	c/- Somes & Cooke, PO Box 709 West Perth WA 6872
Stephen L Thomas	c/- WGP, Suite 1, 46 Ord Street West Perth WA 6872

Signature

print name Stephen Thomas capacity Director

sign here date 16 / 10 / 07

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671 B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671 B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	16th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Peter Briggs
Executive Chairman

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Westralian Gas and Power Limited**	
ABN **53 109 213 470**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	26/09/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by York Heritage Pty Ltd
Date of change	11 October 2007
No. of securities held prior to change	12,171,945 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	N/A
Number disposed	700,000 ordinary fully paid shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$218,746.50
No. of securities held after change	11,471,945 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	16th October 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the change of a Directors interest in ordinary fully paid shares.

Peter Briggs
Executive Chairman

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Westralian Gas and Power Limited**	
ABN **53 109 213 470**	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	26/09/07

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares sold by York Heritage Pty Ltd
Date of change	11 October 2007
No. of securities held prior to change	12,171,945 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	N/A
Number disposed	700,000 ordinary fully paid shares

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$218,746.50
No. of securities held after change	11,471,945 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Sale on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

18th October 2007

The Company Announcements Office
ASX Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

By electronic lodgement

Share Purchase Plan Update

The directors of Westralian Gas and Power Limited ("WGP") wish to advise that the Company has had an unexpected strong response to the Share Purchase Plan ("SPP"), with a high number of applications on the day of closing, Friday 12 October 2007.

Under ASX Listing Rule 7.1 a company must not issue or agree to issue securities representing more than 15% of the number of fully paid ordinary securities on issue for the preceding 12 month period without shareholder approval. ASX Listing Rule 7.2 provides exceptions to ASX Listing Rule 7.1.

ASX Listing Rule 7.2 (exception 15) states that an issue of securities does not require shareholder approval under a share purchase plan if the number of securities issued is not more than 30% of the number of fully paid ordinary securities already on issue ("30% Rule").

The 30% Rule limits the number of shares available to the Company for issue under the WGP SPP to 17,217,750 shares. Approximately, 23,678,000 shares have been applied for under the SPP.

The Board has determined that it will scale back the number of shares issued against each valid application received, on a pro rata basis, to issue an amount of shares within the 30% Rule, as opposed to undertaking the timely and more expensive process of obtaining shareholder approval to issue the full amount of the shares applied for under the SPP.

Based on preliminary calculations the number of shares issued will be reduced to approximately 73% of the number of shares applied for. For example, a $5,000 application for 43,479 shares is likely to be reduced to an issue of approximately 32,000 shares. A refund cheque for the amount of the excess (without interest) will be provided to the applicants once processing is completed by the share registry.

If as a result of the scaling back, you do not wish to participate in the SPP then confirm this in writing and request a full refund of you application monies before 5pm WST Monday 22 October 2007. Please communicate this to the share registry. Correspondence should be marked for the attention of Yvonne Cecil at Computershare Perth, GPO Box D182 Perth WA 6840 or by facsimile on 08 9323 2033.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

The final amount raised under the SPP is now expected to be announced in the week commencing Monday 22 October 2007, once the scaling back is processed and all applications finalised. Shares issued under the SPP are still expected to be quoted on the ASX later in the week commencing Monday 22 October 2007.

WESTRALIAN GAS AND POWER LIMITED

Dean McKenzie
Company Secretary

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

COMPANY ANNOUNCEMENT

Date:	4 July 2006	
To:	Companies Announcement Office, ASX	
By Electronic Lodgement	Number of Pages:	5

Appendix 3Y – Change of Directors Interest (P Briggs and S Thomas)

Please find attached an appendix 3Y detailing on market purchases of shares for entities associated with Mr Peter Briggs and Mr Stephen Thomas.

Stephen Thomas
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **Westralian Gas and Power Limited**	
ABN 53 109 213 470	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	14/6/05

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by York Heritage Pty Ltd in which I have an interest.
Date of change	29 June 2006
No. of securities held prior to change	8,350,000 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009.
Class	As above
Number acquired	175,000 shares
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,250
No. of securities held after change	8,525,000 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Westralian Gas and Power Limited	
ABN 53 109 213 470	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Thomas
Date of last notice	22/3/05

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Stephen and Joanne Thomas as trustee for Harley Superannuation Fund, being my super fund.
Date of change	29 June 2006
No. of securities held prior to change	8,000,000 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Class	As above
Number acquired	60,000 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,200

+ See chapter 19 for defined terms.

No. of securities held after change	8,060,000 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased on market

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

WESTRALIAN GAS AND POWER LIMITED
SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

COMPANY ANNOUNCEMENT

Date:	28 July 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 7

JUNE 2006 QUARTERLY REPORT
and
JUNE 2006 QUARTERLY CASHFLOW

STATUS OF EXPLORATION OPERATIONS

Yelverton:

The Adina 1, 3 and 5 wells are continuing to be dewatered. Volumes from all wells have shown steady reduction with Adina #5 now producing water in small amounts irregularly. This well is presently being closely monitored.

Although longer than expected the dewatering of these wells is resulting in reduced flow and as such continues to support the initial exploration concepts.

Treeton SPA:

An application for a Drilling Reservation has been lodged and the Company is awaiting the outcome of the native title negotiations prior to moving forward in its exploration program.

It is anticipated there will be an outcome within the next 4 weeks, at which time a limited seismic survey will be undertaken over an already delineated lead to work up a drill location.

Vasse:

The Company has now applied for the SPA to be converted to a Drilling Reservation. The Company is continuing to discuss the terms of a native title agreement with the traditional owners. We believe we are not far away from signing this agreement.

On grant the Company will immediately apply for a drilling permit over an area already delineated by the seismic survey undertaken by the Company while the area was held as an SPA

Margaret River and Augusta:

Since the grant of the two Exploration Permits the Company has commenced the Rosa Brook Seismic Survey. This survey is planned to delineate the structure of the known coals south of the Margaret River. Gas shows have been reported by a number of water well drillers in this area and supports the Company's enthusiasm for the area

Collie / Wilga

The Company has applied to the Department to have the SPAs converted to Drilling Reservations. As the areas are subject to native title claim it is believed the grant will take possibly 2 months.

Eneabba:

The Company has applied to have the area converted to a Drilling Reservation and is presently discussing a native title agreement with the traditional landowners.

Greenough:

The Company has applied to have the area converted to an Exploration Permit and is presently discussing a native title agreement with the traditional landowners.

Kentucky:

As previously announced the Company has secured a 100% working interest and an 87.5% revenue interest in two oil leases in Kentucky. These leases both have a history of economic production since the early 1900's. The Stockton Lease is producing approximately 9 barrels of oil per day and the Carter lease wells have only just begun their test production program with initial production of approximately 4 barrels per day from each well. It is anticipate these wells will produce more oil as they "clean up".

OFFSHORE GAS APPLICATIONS

As part of Westralian Gas and Power Limited's on going review of its exploration for natural gas in the southern portion of the Perth Basin, the Company has recently applied for two offshore permits west of Perth in the Vlaming Sub-basin.

The Company has undertaken a geological appraisal of the existing data for the area and found the offshore areas to have considerable merit when compared to similar prospects in other parts of the world.

Should economic amounts of oil or gas be discovered, the Perth market is directly east of the permit boundaries and would go a long way in meeting the ongoing needs for power in the southwest well into this century.

Stephen Thomas
Managing Director

Rule 5.3

Appendix 5B

RECEIVED
2008 MAY -7 P 12:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Westralian Gas and Power Limited

ABN	Quarter ended ("current quarter")
53 109 213 470	30 June 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (12 months) $A'000
1.1	Receipts from product sales and related debtors		-	-
1.2	Payments for	(a)exploration and evaluation	(291)	(974)
		(b) development	(46)	(139)
		(c) production	-	-
		(d) administration	(262)	(810)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		17	115
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other - GST refund/(paid)		12	80
	Net Operating Cash Flows		(570)	(1,728)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	-	-
		(b)equity investments	-	(2)
		(c) other fixed assets	2	(100)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans/repayments to other entities		44	(4)
1.11	Loans from other entities		-	-
1.12	Other (security deposits))		-	-
	Net investing cash flows		46	(106)
1.13	Total operating and investing cash flows (carried forward)		(524)	(1,834)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(524)	(1,834)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	-
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (capital raising costs)	-	-
	Net financing cash flows	-	-
	Net increase (decrease) in cash held	(524)	(1,834)
1.20	Cash at beginning of quarter/year to date	1,348	2,658
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	824	824

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	169
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments for consulting fees ($74,000), field seismic work ($30,000), directors fees ($15,000) and tenement acquisition costs ($50,000).

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	

+ See chapter 19 for defined terms.

3.2	Credit standby arrangements	Nil	

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	100
	Total	**200**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	78	83
5.2	Deposits at call	746	1,265
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	824	1,348

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	No change			
6.2	Interests in mining tenements acquired or increased	Kentucky USA - Carter Lease Stockton Lease	 Oil permit Oil permit	 Nil Nil	 100% 100%

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Converting Incentive Preference Shares 13,700,000	Nil	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -			
7.3	**+Ordinary securities**	37,978,000	21,080,000	Fully Paid	Fully Paid
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	16,000,000 4,000,000 4,000,000	16,000,000 - -	*Exercise price* 25 cents 30 cents 30 cents	*Expiry date* 17/9/09 17/9/09 30/11/08
7.8	Issued during quarter				
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*				

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 28 July 2006
(Director/Company secretary)

Print name: Paul Fromson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

PERTH BASIN OFFSHORE PETROLEUM PERMITS
accepted by
WESTRALIAN PETROLEUM LIMITED
a wholly owned subsidiary of
WESTRALIAN GAS & POWER LTD

Date:	7th August 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 4

Westralian Gas and Power Limited is pleased to announce that its wholly owned subsidiary, Westralian Petroleum Limited, was offered and has accepted two offshore petroleum exploration permits, in areas WO5-21 and WO5-22 comprising 4,530 square kilometres, within the Vlaming Sub- Basin offshore from Perth, between Rottnest Island and Mandurah, Western Australia.

The company through its subsidiary will have a 50% interest in the Permits along with fellow applicants Lempika Pty Ltd and Emphazise Pty Ltd.

Attached is further information on the permits and the Vlaming Sub-Basin which will be issued as a media release.

Stephen Thomas
Managing Director

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

MEDIA RELEASE

New Technology to be used for Promising Oil and Natural Gas Search on Perth's doorstep

Westralian Gas & Power Ltd is pleased to announce that it with joint venture partners Lempika Pty Ltd (25%) and Emphazise Pty Ltd (25%) have recently been offered and accepted two offshore petroleum permits W05-21 and W05-22, comprising 4530 sq km, in the Vlaming Sub-basin (Figure 1). Located offshore from Perth, between Rottnest Island and Mandurah, the Department of Industry and Resources states: "...that a petroleum system is present in the Vlaming Sub-basin. Seismic data provide further evidence of a potential active petroleum system in Areas W05-21 & W05-22, with an apparent gas chimney imaged." Source: http://www1.industry.gov.au/acreagereleases2005/html/vlaming_sum.htm

The Company has assessed existing reprocessed seismic data for W05-21 and W05-22 showing the existence of previously unmapped structures, which has led to a reassessment of the prospectivity of these areas. The areas also have considerable merit when compared to similar prospects in other parts of the world.

Previously, the complex structural geology combined with limited seismic resolution resulted in failure to accurately predict the distribution, thickness and quality of reservoirs and seals.

Past exploration has produced a live oil and gas show at Araucaria #1 near the recently discovered gas chimney and oil indications in all five of the other wells drilled in the blocks. These shows were from Jurassic and Cretaceous rock.

Wells which did not intersect any significant hydrocarbon shows were either stratigraphic tests (not located on any significant geological structure) or located on poorly defined overstructures which were proven later by seismic surveys to not be a valid structural play.

With new technology available to explorers, better analysis of these structures is possible and the defining of valid plays is more likely. The development of a modern sequence stratigraphic framework for the petroleum system elements in the Vlaming Sub-basin, and the use of modern, good quality seismic data married to developments in other exploration methods such as

CSEM (Controlled Source Electro-magnetic Measurements) is seen as the key to successful exploration in the Vlaming Sub-basin.

CSEM offers the promise of improved ranking of development prospects and more accurate or reduced appraisal drilling. It is considered possible that companies may sometimes be able to go straight from 2D seismic to CSEM without the need for a costly 3D seismic survey.

CSEM technology has been successfully used in locating large hydrocarbon reserves in the offshore areas of The North Sea, South America and Africa and it is anticipated that its use in the Company's areas will result in the delineation of targets, which may contain significant hydrocarbon reserves.

Executive chairman Peter Briggs said he is excited by the prospect of using CSEM offshore from Perth. "Both the Department of Industry and the Company believe the area is promising but it had proven to be a hard nut to crack in the 1970s and 80s.

"Better quality seismic work than that done in years gone by coupled with CSEM may be the key to unlocking the areas' fruits," Mr Briggs said.

Should economic amounts of oil or gas be discovered, Non-executive director Alan Burns said, any natural gas could readily be deliverable into Perth's pipeline network and oil brought ashore readily. "The area is highly prospective for significant oil and gas discoveries in younger rocks than previously found to be productive in the Perth Basin".

Mr Burns, founder and former chairman of Hardman Resources, brings considerable experience and expertise to the JV personally and from his family company Cladium Pty Ltd that owns Lempika Pty Ltd and Emphazise Pty Ltd. Mr Burns has taken over the reins of Cladium since his retirement from Hardman. Cladium has been involved in 16 producing and discovery wells, including four new field discoveries, in the Perth Basin since 1975. "I have gone back to running the family company, Cladium again, it has a lot of experience in the Perth Basin, much of it successful". Mr Burns said.

Please see attached Map of Permit Areas.

(Figure 1.)


Bouvard 1

Location Map of Areas WO5-21 & WO5-22
identifying previous exploration wells.

WESTRALIAN GAS AND POWER NO.094 P.1/4
SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

RECEIVED
2008 MAY -7 P 12:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Fax to : ASX Perth
Attn Elizabeth Harris

Fax No : 9221 2020

From : Westralian Gas & Power
Paul Fromson

Date: 14th August 2006

Pages: 2

Dear Elizabeth

Thank you for your query dated 11 August 2006 which in essence asks if the company is able to fund its ongoing operations and whether it is in compliance with the Listing Rules.

Question 1 – The ASX has noted the company's cash on hand position as at 30 June 2006, the amount of expenditure in the June quarter and whether on the basis of this information the company is able to fund its activities.

Answer – The Company and its Board is aware that existing cash reserves are low. The Board has for some time being considering its options for funding the company and these options include fund raising, farm-in arrangements, joint ventures and sale of tenements. The Board has not at this stage made any resolutions or entered into any agreements and the Board is continuing to consider its options. The Company advises that its operations in Kentucky USA are now starting to generate a cashflow. In the last week the Company has received its first cheque from oil sales. The company expects to achieve at the very least the $415,000 of net revenue per year from these wells as outlined in its announcement dated 26 April 2006. The company is also seeking to improve production from these wells and commence production from other wells on the leases which have been dormant for some years. The company also advises it, through a wholly owed subsidiary, has recently accepted two offshore petroleum permits in the Perth Basin, which is part of an overall strategy to increase the company's prospects into the future.

Question 2 – The ASX noted the large negative cashflow in the June quarter and questioned whether future quarters would have similar negative cashflows.

Answer – As noted above the company acquired two oil leases in Kentucky USA for about US$60,000 plus ancillary costs for a total of approximately A$110,000 in the June quarter. This cost will not be repeated and in fact these wells are now producing oil and will be cashflow positive.

During the quarter the company also made a final payment of $50,000 on its farm-in arrangement with Red Mountain Energy for its Western Australian Coal Seam

ASX
AUSTRALIAN STOCK EXCHANGE

RECEIVED
2008 MAY -7 P 12:
[illegible]ICE OF INTL[illegible]
CORPORATE FI[illegible]

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 8
Exchange Plaza
2 The Esplanade
Perth WA 6000

GPO Box D187
Perth WA 6840

Telephone 61 (08) 9224 0017
Facsimile 61 (08) 9221 2020
Internet http://www.asx.com.au

11 August 2006

Paul Fromson
Company Secretary
Westralian Gas and Power Limited
Suite 1 46 Ord Street
WEST PERTH WA 6005

Facsimile: (08) 9322 6722

Dear Paul

Westralian Gas and Power Limited (the "Company")

I refer to the Company's Quarterly Report in the form of Appendix 5B for the period ended 30 June 2006, released to Australian Stock Exchange Limited ("ASX") on 28 July 2006, (the "Appendix 5B").

ASX notes that the Company has reported the following.

1. Receipts from product sales and related debtors of $0.

2. Net negative operating cash flows for the quarter of $570,000.

3. Cash at end of quarter of $824,000.

In light of the information contained in the Appendix 5B, please respond to each of the following questions.

1. It is possible to conclude on the basis of the information provided that if the Company were to continue to expend cash at the rate for the quarter indicated by the Appendix 5B, the Company may not have sufficient cash to fund its activities. Is this the case, or are there other factors that should be taken into account in assessing the Company's position?

2. Does the Company expect that in the future it will have negative operating cash flows similar to that reported in the Appendix 5B for the quarter and, if so, what steps has it taken to ensure that it has sufficient funds in order to continue its operations at that rate?

3. What steps has the Company taken, or what steps does it propose to take, to enable it to continue to meet its business objectives?

4. Can the Company confirm that it is in compliance with the listing rules, and in particular, listing rule 3.1?

Methane tenements. The Company has met all its commitments on its granted tenements and its existing wells are in test mode as the wells are being dewatered and tested for gas. There is further limited seismic work to be undertaken however this expenditure is estimated to be less than $50,000.

The expenditure of funds will therefore be substantially less in the current and future quarters for its current operations. It is the company's intention to fund the new projects being the offshore oil and gas permits announced to ASX on 7th August 2006 by joint venture or farm-in arrangements.

Question 3 – What steps has the company taken to enable it to meet its business objectives.

Answer – As stated earlier the company has acquired oil leases in Kentucky USA which provide cash-flows. The existing cash flows from these oil permits is initially approximately $415,000 per year and the company is seeking to improve production and it's cash-flow from these producing wells and commence production from other wells that have previously produced oil but have been dormant for some time.

The company is also pursuing options that include fund raising, farm-in arrangements, joint ventures and possibly sale of tenements however the Board is continuing to consider its options.

Question 4 – Can the company confirm that it is in compliance with listing rule 3.1.

Answer – Yes the company confirms it is in compliance with listing rule 3.1 which deals with continuous disclosure obligations.

Question 5 – Please comment on the Company's compliance with listing rule 12.2 with reference to the matters discussed in the notes to the rule.

Answer - Listing rule 12.2 deals with whether an entities financial condition is adequate to warrant the continued quotation of its securities. The directors are and have been for some time aware of the company's cash position and the need the fund the company's ongoing operations. The board has for some time been considering a range of funding options but at this stage has not resolved or entered into any particular funding option due to it's obligation to report such negotiated outcome. The board is satisfied that all its exploration and development oil and gas assets are valuable and worthy of continuing expenditure. The company is able to meet it's liabilities and has met all its DOIR commitments. The Board will continue to consider its funding options and will make an announcement at the appropriate time.

Peter Briggs
Executive Chairman

5. Please comment on the Company's compliance with listing rule 12.2, with reference to the matters discussed in the note to the rule.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

In responding to this letter you should consult listing rule 3.1 and the guidance note titled "Continuous disclosure: listing rule 3.1".

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

This letter and your response will be released to the market. If you have any concerns about your response being released, please contact me immediately. Your response should be sent to me on **facsimile number (08) 9221 2020.** It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than **5.00 p.m. W.S.T. today.**

If you are unable to respond by the time requested you should consider a request for a trading halt in the Company's securities.

If you have any queries regarding any of the above, please contact me on 9224 0011.

Yours sincerely,

Elizabeth Harris
Adviser, Issuers (Perth)

RECEIVED
2008 MAY -7 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Eneabba Gas Limited

ASX RELEASE

09 November 2006

Eneabba Gas Acquires 70% Interest in Prospective Greenough Block

Eneabba Gas Limited (**EGL**), via its 100% owned subsidiary Eneabba Mining Pty Ltd (**EMPL**), is pleased to announce an agreement to acquire a 70% beneficial and legal interest in Westralian Gas and Power Limited's (**WGP**) Greenough Block for $150,000.

The Greenough Block, which comprises the area of Special Prospecting Authority 2/05-6 and application for Exploration Permit 3/05-6 (**the Greenough Title**), is approximately 2,350 km^2 in size and is situated to the south and east of Geraldton in the North Perth Basin.

The Greenough Title is also strategically located to the north of EGL's new Centauri-1 power station currently under development east of Dongara in the Mid West of Western Australia.

EGL believes that the Greenough Title is highly prospective for economic deposits of coal seam methane that could be used as a lower cost fuel source for its Centauri-1 power station.

Under the terms of the Agreement, EGL and WGP have agreed the following:

(a) EGL will acquire a 70% undivided and unencumbered legal and beneficial interest in the Greenough Title and will assume operatorship in development of the tenement under a Joint Operating Agreement with WGP (**JOA**);

(b) EGL's subsidiary will pay $150,000 (inclusive of GST) to WGP in three tranches: the first tranche of $25,000 upon signing of the agreement; the second tranche of $75,000 will be paid upon execution of all transaction documents and the remaining $50,000 upon final registration of all relevant transfer forms and satisfaction of certain conditions precedent;

(c) the transaction documents will comprise a usual sale and purchase agreement and transfers in registrable form; and

(d) the JOA will provide EGL with an option to purchase WGP's share of production from the permit.

The purchase will be subject to the usual review of title and warranty undertakings.

For further information please contact:

Mark Babidge
Managing Director
Eneabba Gas Limited
Tel: (08) 9321 0099

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

SALE OF 70% INTEREST IN GREENOUGH BLOCK

Date:	9th November 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Westralian Gas and Power Limited (WGP) is pleased to announce that it has reached agreement with Eneabba Gas Ltd (EGL) for EGL (through a subsidiary) to acquire 70% of the coal seam methane interests in the Greenough Block (SPA 2/05-6 and application for Exploration Permit 3/05-6) for $150,000.

The Board of WGP will utilize the funds to progress the exciting Kentucky USA oil project which is currently in production. The company's Managing Director Stephen Thomas is currently in Kentucky conducting workovers and optimization of existing wells to increase oil production.

The Greenough Block is situated south/east of Geraldton and did not form part of the company's initial coal seam methane prospects located in the south west of Western Australia, the block is a better strategic fit for EGL.

Under the terms of the Agreement, WGP and EGL have agreed the following:

a) EGL will acquire a 70% undivided and unencumbered legal and beneficial interest in the Greenough Block and will assume operatorship in development of the tenement under a Joint Venture Operating Agreement with WGP (JOA);
b) EGL's subsidiary will pay $150,000 to WGP in three tranches; the first tranche of $25,000 upon signing of the agreement; the second tranche of $75,000 will be paid upon execution of all transaction documents; and the remaining $50,000 will be paid upon final registration of all relevant transfer forms and satisfaction of certain conditions precedent;
c) The transaction documents will comprise a usual sale and purchase agreement and transfers in registrable form; and
d) The JOA will provide EGL with an option to purchase WGP's share of production from the permit.

The purchase will be subject to the usual review of title and warranty undertakings.

Peter Briggs
Executive Chairman

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1146 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

28th November 2006

Narissa Taylor
Sent Via Email:
narissa.taylor@asx.com.au

Dear Narissa,

REQUEST FOR TRADING HALT

Westralian Gas and Power Limited requests a Trading Halt pursuant to ASX Listing Rule 17.1 pending the release of an announcement.

The trading halt will end no later than the commencement of trading on Friday 1st December 2006.

Westralian Gas and Power Limited is not aware of any reasons why the trading holt should not be granted.

Yours sincerely,

Peter Briggs
Chairman

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

28 November 2006

Westralian Gas and Power Limited

TRADING HALT

The securities of Westralian Gas and Power Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 1 December 2006 or when the announcement is released to the market.

Security Code: WGP
WGPO

Narissa Taylor

Narissa Taylor
<u>Adviser, Issuers (Perth)</u>

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

CAPITAL RAISING VIA PLACEMENT FOLLOWED BY A NON RENOUNCEABLE PRO RATA ISSUE

Date:	30th November 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 2

The Company has signed a Mandate with Patersons Securities Ltd ("Patersons") for Patersons to be appointed as Lead Manager for a Placement and as Lead Manager and Underwriter for a Non Renounceable Pro Rata Issue. The details are as follows:

a) A placement of 5,696,000 ordinary fully paid shares at 8 cents per share. The placement will only be made to professional and sophisticated investors as defined under the Corporations Law.
b) Following completion of the placement the Company will initiate a Non Renounceable Pro Rata Issue on the basis of one share for every four shares held by existing shareholders at a record date (yet to be announced). This issue of approximately 10,918,500 ordinary fully paid shares will be underwritten by Paterson's however an Underwriting Agreement has not yet been signed.
c) Due to the Non Renounceable Pro Rata Issue being initiated following completion of the placement, the shareholders that participated in placement will be eligible to participate in the Non Renounceable Pro Rata Issue.
d) Fees paid to Patersons comprise a management fee of $40,000, a Placement Fee of 5% of placement monies and an Underwriting Fee of 6% of the total amount underwritten under the Non Renounceable Pro Rata Issue.

The Company's directors have indicated that they will take up their entitlement under the Pro Rata issue. The Company's executive directors Peter Briggs and Stephen Thomas have also indicated they will take a further sub underwriting position, which would be fully disclosed in the Non Renounceable Pro Rata Issue Prospectus.

The Company's existing capital structure and the basic sequence of events for the two issues of shares is as follows:

- The Company currently has on issue 37,978,000 shares, 16,000,000 listed options, 8,000,000 unlisted options and 13,700,000 unlisted Converting Incentive Preference Shares.
- The Placement of 5,696,000 shares at 8 cents each will raise $455,680 (less fees).
- Following the Placement the Company will have on issue 43,674,000 shares, 16,000,000 listed options, 8,000,000 unlisted options and 13,700,000 unlisted Converting Incentive Preference Shares.
- Following receipt of the monies and issue of shares pursuant to the Placement, the Company will lodge a Prospectus for the Non Renounceable Pro Rata Issue. This

means that the shares participating in the Placement will also be entitled to participate in the Non Renounceable Pro Rata Issue.

- In accordance with the ASX Listing Rules a minimum notice of 5 business days will be given to shareholders of the record date to identify shareholders able to participate in the Non Renounceable Pro Rata Issue. The record date has not been set at this point in time.
- The Non Renounceable Issue (which is to be fully underwritten) on the basis of one share for every four shares held at the record date will result in approximately 10,918,500 shares being issued at 8 cents each raising a total of $873,480 (less fees).

The total amount raised under the two issues will therefore be $1,329,160 less fees to Paterson's and other expenses of the issues.

In accordance with the ASX Listing Rules the Company advises:

- The class of securities to be issued is ordinary fully paid shares.
- The number of securities to be issued is 5,696,000 under the Placement and approximately 10,918,500 under the Non Renounceable Pro Rata Issue with entitlements being rounded up.
- The shares will rank equally with all ordinary fully paid shares.
- The Placement of 5,696,000 shares will be made pursuant to the Company's capacity under the ASX Listing Rules to issue the equivalent of 15% of shares on issue without shareholder approval. Shareholder approval will not be sought for this issue.
- The Non Renounceable Pro Rata Issue does not require shareholder approval because the issue is made to existing shareholders on the record date to be set.

APPLICATION OF FUNDS

The Non Renounceable Pro Rata Issue will be initiated as soon as possible after completion and issue of shares pursuant to the Placement. Consequently it is only meaningful to consider the utilisation of the funds raised under both issues. Funds raised under both issues will be applied towards further evaluation of the Burkesville Kentucky Oil Project; to fund ongoing activities at the Company's offshore oil and gas projects and onshore Coal Seam Methane Projects and to augment working capital.

Peter Briggs
Executive Chairman

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

COMPANY ANNOUNCEMENT

Date:	30 November 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

RESULTS OF VOTING AT AGM

The results of voting at the Annual General Meeting of the company held today at 4.00pm WST were as follows:

All resolutions were passed on a show of hands.

PROXY VOTES

There were 14 valid proxy forms received by the company with voting as follows:

Resolution	Matter	For	Against	Abstain
1	Adoption of Remuneration Report	1,099,712	5,000	Nil
3	Re-election of Director A Burns	701,035	401,677	Nil

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

COMPLETION OF CAPITAL RAISING VIA PLACEMENT
NOTICE UNDER SECTION 708A

Date:	8th December 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 8

Completion of Placement

The Company is pleased to announce that it has completed the placement of 5,696,000 ordinary fully paid shares at 8 cents each. Attached is an Appendix 3B – New Issue Announcement for application for quotation of the new securities.

Notice under Section 708A

Westralian Gas and Power Limited (Company) issued 5,696,000 shares to persons who come within one of the exemptions set out in Section 708 of the Corporations Act.

The issued shares are part of a class of securities quoted on Australian Stock Exchange Limited.

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The shares were issued without disclosure to investors under Part 6D.2, in reliance on Section 708A(5) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

Peter Briggs
Executive Chairman

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

RECEIVED
2003 MAY -7 P 12:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westralian Gas and Power Ltd

ABN

53 109 213 470

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,696,000 Ordinary Fully Paid Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes the shares rank equally with existing fully paid shares.
5	Issue price or consideration	8 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund ongoing exploration activities at the Company's existing projects being: Kentucky Oil Project, Onshore and Offshore Oil and Gas Projects in Western Australia and to augment working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 December 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
26,776,000 shares	Ordinary fully paid shares
16,000,000 options	Options exercisable at 25 cents by 17/9/2009

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,898,000 shares	Ordinary fully paid shares
		13.7 million CIPS	Converting Incentive Preference Shares
		4 million Options	Options exercisable at 30 cents by 17/9/2009
		4 millions Options	Options exercisable at 30 cents by 30/11/2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue – Not applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities – not applicable

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities – not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .. [signature] Date:8/12/06

Company secretary

Print name: Paul Fromson

== == == == ==

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

PROSPECTUS AND UNDERWRITING AGREEMENT
APPENDIX 3B – APPLICATION FOR QUOTATION OF NEW SHARES
LETTERS TO SHAREHOLDERS AND OPTIONHOLDERS

Date:	21st December 2006
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 53

The Company has today lodged the attached Prospectus with ASIC for a Non Renounceable Pro Rata Issue on the basis of one share for every four shares held by existing shareholders at a record date of 4th January 2007. This issue of approximately 10,918,500 ordinary fully paid shares will be underwritten by Paterson Securities Ltd and an Underwriting Agreement was signed today with Paterson's.

The Company's directors have indicated that they will take up their entitlement under the Pro Rata issue. The Company's executive directors Peter Briggs and Stephen Thomas have also taken a further sub underwriting position, which is disclosed in the Prospectus.

In accordance with the ASX Listing Rules the Company advises:

- The class of securities to be issued is ordinary fully paid shares.
- The number of securities to be issued is approximately 10,918,500 under the Non Renounceable Pro Rata Issue with entitlements being rounded down.
- The issue price is 8 cents per share.
- The shares will rank equally with all ordinary fully paid shares.
- The Non Renounceable Pro Rata Issue does not require shareholder approval because the issue is made to existing shareholders.

Funds raised will be applied towards further evaluation of the Burkesville Kentucky Oil Project; to fund ongoing activities at the Company's offshore oil and gas projects and onshore Coal Seam Methane Projects and to augment working capital.

Attached are an Appendix 3B – Application for Quotation of New Shares and Letters to Shareholders and Optionholders advising them of the capital raising.

Peter Briggs
Executive Chairman

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

21st December 2006

Dear Shareholder

Non-Renounceable Pro-Rata Issue

On 30th November 2006 the Company announced a capital raising by way of a 1 for 4 non-renounceable Pro Rata issue. In accordance with the Listing Rules of Australian Stock Exchange Limited, we are pleased to provide you with the following information about the issue.

Each shareholder registered on the Company's register of member at 5.00 pm Western Standard Time on the record date (4th January 2007) will be entitled to subscribe for one new fully paid share in the company for every four (4) shares held, at a price of 8 cents per new share. Please note that only shareholders with a registered address in Australia or New Zealand on the record date are eligible to participate.

The number of new shares to be issued is approximately 10,918,500. The issue is fully underwritten. This would raise a maximum of $873,480 less costs. New shares issued as a result of entitlements taken up will be quoted on the Australian Stock Exchange and will rank equally with existing ordinary shares of the Company.

In accordance with the ASX Listing Rules the Company provides the following information about the issue:

1. The class of securities to be issued is ordinary fully paid shares.
2. The number of shares to be issued is 10,918,500.
3. The shares will rank equally with all existing ordinary fully paid shares.
4. The issue price is 8 cents per share.
5. Entitlement to shares is on the basis of one share for every four shares held at the record date of 4th January 2007.

The Company recently completed a placement of 5,696,000 shares at 8 cents each to raise $455,680. Following the completion of this placement the capital structure of the Company is as follows:

43,674,000 Shares (to be increased to 54,592,500 shares following completion of the issue)
16,000,000 Listed Options
13,700,000 Converting Incentive Preference Shares ("CIPS")
4,000,000 Founder Options
4,000,000 Incentive Options

In order to consider the proposed application of funds the recent placement of shares needs to be considered in conjunction with the non-renounceable issue and the combined funds raised of $1,192,376 under the placement and the issue will be used to:

- Fund ongoing exploration on the offshore oil and gas projects ($150,000);
- Onshore coal seam methane projects ($50,000);
- Improve the Company's working capital position ($242,376).

A Prospectus will be sent to you on or about 8th January 2007 along with an entitlement and acceptance form which will show you how many shares you can apply for. The closing date for acceptances is 7th February 2007. The issue is fully underwritten so any shortfall will be taken up by the underwriters. The Company's two executive directors Mr Peter Briggs and Mr Stephen Thomas have taken a sub underwriting position with the underwriter and the details are disclosed in the Prospectus. All the directors have indicated that they will take up their entitlement.

If you have any questions about this letter please don't hesitate to contact the Company on (08) 9322 6955.

Stephen Thomas
Managing Director

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

21st December 2006

Dear Optionholder

Non-Renounceable Pro-Rata Issue

On 30th November 2006 the Company announced a capital raising by way of a 1 for 4 non-renounceable Pro Rata issue. In accordance with the Listing Rules of Australian Stock Exchange Limited and the terms of your options we are pleased to provide you with the following information about the issue.

Each shareholder registered on the Company's register of member at the record date (4th January 2007) will be entitled to subscribe for one new fully paid share in the company for every four (4) shares held, at a price of 8 cents per new share.

In order for existing Optionholders to be able to participate in the Non-Renounceable Pro-rata Issue, they will need to exercise their options prior to the record date so that they become shareholders eligible to participate in the issue. Please not that only shareholders with a registered address in Australia or New Zealand are eligible to participate in the issue.

If you have any questions about this letter please don't hesitate to contact the Company on (08) 9322 6955.

Stephen Thomas
Managing Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westralian Gas and Power Ltd

ABN

53 109 213 470

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,918,500 Ordinary Fully Paid Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes the shares rank equally with existing fully paid shares.
5	Issue price or consideration	8 cents per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To fund ongoing exploration activities at the Company's existing projects being: Kentucky Oil Project, Onshore and Offshore Oil and Gas Projects in Western Australia and to augment working capital.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	To be advised but approximately 15 February 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
37,694,500 shares	Ordinary fully paid shares
16,000,000 options	Options exercisable at 25 cents by 17/9/2009

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	16,898,000 shares	Ordinary fully paid shares
		13.7 million CIPS	Converting Incentive Preference Shares
		4 million Options	Options exercisable at 30 cents by 17/9/2009
		4 millions Options	Options exercisable at 30 cents by 30/11/2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	One share for every four shares held
14	+Class of +securities to which the offer relates	Ordinary fully paid shares
15	+Record date to determine entitlements	4 January 2007
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	Entitlements rounded down
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	All shareholders outside Australia and New Zealand.

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	7 February 2007
20	Names of any underwriters	Patersons Securities Ltd
21	Amount of any underwriting fee or commission	6% of the amount underwritten being 6% of $873,480
22	Names of any brokers to the issue	Patersons Securities Ltd
23	Fee or commission payable to the broker to the issue	A lead manager fee of $40,000
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	8 January 2007
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	21 December 2006
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

N/A

33 +Despatch date

N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities – not applicable

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b) – not applicable

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .. [signature] Date:21/12/06

Company secretary

Print name: Paul Fromson

== == == == ==

+ See chapter 19 for defined terms.

WESTRALIAN GAS AND POWER LIMITED

ABN 53 109 213 470

PROSPECTUS

FOR

A non-renounceable pro rata Offer of New Shares each at an issue price of 8 cents on the basis of one New Share for every four Shares held at the Record Date.

THIS OFFER CLOSES AT 5.00PM WST ON 7 FEBRUARY 2007

VALID ACCEPTANCES MUST BE RECEIVED BEFORE THAT TIME.

Please read the instructions in this Prospectus and on the accompanying Entitlement and Acceptance Form regarding the acceptance of your entitlement.

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT SHOULD BE READ IN ITS ENTIRETY.

IF YOU ARE IN DOUBT ABOUT WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

THE NEW SHARES OFFERED BY THIS PROSPECTUS ARE OF A SPECULATIVE NATURE.

THIS OFFER IS UNDERWRITTEN BY PATERSONS SECURITIES LIMITED

IMPORTANT INFORMATION

This Prospectus is dated 21 December 2006 and was lodged with the ASIC on that date. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No New Shares will be issued on the basis of this Prospectus any later than 13 months after the date of this Prospectus.

A copy of this Prospectus is available for inspection at the registered office of the Company at Suite 1 on the Ground Floor, 46 Ord Street, West Perth, Western Australia, during normal business hours. The Company will provide a copy of this Prospectus to any person on request. The Company will also provide copies of other documents on request (see Section 5.5).

The Company will apply to ASX within 7 days of the date of this Prospectus for Official Quotation by ASX of the New Shares offered by this Prospectus.

The New Shares offered by this Prospectus should be considered speculative. Please refer to Section 3 for details relating to investment risks.

Applications for New Shares can only be submitted on an original Entitlement and Acceptance Form sent with a copy of this Prospectus by the Company. The Entitlement and Acceptance Form sets out an Eligible Shareholders' entitlement to participate in the Issue.

Shortfall applications must be made on the appropriate Shortfall Application Form to be obtained with a copy of this Prospectus from Patersons Securities Limited, the underwriter, and returned to them together with the appropriate payment.

Revenues and expenditures disclosed in this Prospectus are recognised exclusive of the amount of goods and services tax, unless otherwise disclosed.

No person is authorised to give any information or to make any representation in connection with the Offer which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

No action has been taken to permit the offer of New Shares under this Prospectus in any jurisdiction other than Australia and New Zealand.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of New Shares in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

The Company collects information about each Applicant provided on an Entitlement and Acceptance Form for the purposes of processing the application and, if the application is successful, to administer the Applicant's security holding in the Company.

By submitting a Form, each Applicant agrees that the Company may use the information provided by an Applicant on the Form for the purposes set out in this privacy disclosure statement and may disclose it for those purposes to the share registry, the Company's related bodies corporate, agents, contractors and third party service providers, including mailing houses and professional advisers, and to ASX and regulatory authorities.

If you do not provide the information required on the Entitlement and Acceptance Form or the Shortfall Application Form, the Company may not be able to accept or process your application.

An Applicant has a right to gain access to the information that the Company holds about that person subject to certain exemptions under law. A fee may be charged for access. Access requests must be made in writing to the Company's registered office.

CORPORATE DIRECTORY

<table>
<tr><td colspan="2">Directors</td><td>Stock Exchange Listing</td></tr>
<tr><td>Mr Peter Briggs
Mr Stephen Thomas
Mr Alan Burns</td><td>Executive Chairman
Managing Director
Non-Executive Director</td><td>Australian Stock Exchange Limited
Home Branch – Perth
Exchange Plaza
2 The Esplanade
PERTH WA 6000</td></tr>
<tr><td colspan="2">Company Website
www.westraliangasandpower.com.au</td><td></td></tr>
<tr><td colspan="2">Company Secretary</td><td>ASX Code</td></tr>
<tr><td colspan="2">Mr Paul Fromson</td><td>Shares WGP
Options WGPO</td></tr>
<tr><td colspan="2">Principal and Registered Office</td><td>Auditors</td></tr>
<tr><td colspan="2">Suite 1 Ground Floor
46 Ord Street
WEST PERTH WA 6005
Tel: + 61 (0)8 9322 6955
Fax: + 61 (0)8 9322 6722</td><td>Horwath Audit (WA) Pty Ltd
128 Hay Street
SUBIACO WA 6008</td></tr>
<tr><td colspan="2">Share Registry</td><td>Solicitors to the Company</td></tr>
<tr><td colspan="2">Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
PERTH, WA 6000
Freecall (Aus) 1300 557 010
Tel: + 61 (0)8 9323 2004
Fax: + 61 (0)8 9323 2033</td><td>Hardy Bowen
Level 1
28 Ord Street
WEST PERTH WA 6005</td></tr>
<tr><td colspan="2">Underwriter</td><td></td></tr>
<tr><td colspan="2">Patersons Securities Limited
Tel: + 61 (0) 8 9263 1111</td><td></td></tr>
</table>

PROPOSED TIMETABLE

Lodgement of Prospectus with ASIC and ASX	21 December 2006
Existing Shares quoted on an "ex" basis	28 December 2006
Record date for determining entitlements	4 January 2007
Prospectus and Entitlement and Acceptance Form despatched to Eligible Shareholders	8 January 2007
Closing Date*	7 February 2007
Notify Underwriters of shortfall	9 February 2007
Completion of placement of shortfall (if any)	14 February 2007
Anticipated date for allotment and issue of the New Shares	15 February 2007

* Subject to the Listing Rules, the Directors reserve the right to extend the Closing Date for the Offer. Any extension of the Closing Date will have a consequential effect on the anticipated date for allotment and issue of the New Shares.

Table of Contents

Clause **Page No**

Table of Contents

Clause **Page No**

1. Details of the Offer

1.1 The Offer

The Company is making a non-renounceable pro-rata offer of New Shares at an issue price of $0.08 to Eligible Shareholders on the basis of one New Share for every four Shares held at 5:00 pm (WST) on the Record Date.

The Company has as at the date of the Prospectus:

43,674,000 Shares
16,000,000 Listed Options
13,700,000 Converting Incentive Preference Shares ("CIPS")
4,000,000 Founder Options
4,000,000 Incentive Options

If no Options are exercised prior to the ex entitlement date, the Offer is for up to 10,918,500 New Shares. Up to 16,918,000 New Shares could be issued under the Offer, depending on the number of Options exercised (if any) between the date of the Prospectus and the ex entitlement date. The CIPS may be converted to Shares depending on specific production performance hurdles being met on the Company's coal seam methane projects. The coal seam methane projects are currently dormant pending native title and other requirements. The CIPS may also be converted to shares if the Company's share price trades at or more than 40 cents (Class A CIPS) or at or more than 50 cents (Class B CIPS) for a continuous period of 20 trading days on ASX. This requirement has not been met and is not capable of being met prior to the books closing date and therefore the only change in capital structure that may occur prior to the books closing date is the conversion of existing options.

Where the determination of the entitlement of any Entitled Shareholder results in a fraction of a New Share, such fraction will be rounded down to the nearest whole New Share.

The Prospectus is also for the offer of the Shortfall Securities, refer to Section 1.6 for further information.

Refer to Section 5.1 for a summary of the rights attaching to the Shares.

1.2 Purpose of the Issue

Completion of the Offer will result in an increase in the cash on hand of up to approximately $759,480 (after the payment of costs associated with the Offer). The Company has recently undertaken a placement of 5,696,000 Shares to raise $455,680 less costs of $22,784 for a net total of $432,896. The funds raised pursuant to the Issue ($759,480 after costs) and the placement (a combined total of $1,192,376) will be used to:

(a) Further evaluate the potential of the Burkesville Kentucky Oil Project ($750,000);

(b) Fund ongoing exploration on the offshore oil and gas projects ($150,000);

(c) Onshore coal seam methane projects ($50,000);

(d) Improve the Company's working capital position ($242,376).

1.3 Your entitlement and acceptance

Your entitlement to participate in the Offer will be determined on the Record Date, being 4 January 2007. The entitlement of Eligible Shareholders receiving this Prospectus is shown on the Entitlement and Acceptance Form sent to Eligible Shareholders with this Prospectus.

The number of Shares to which you are entitled is shown on the accompanying Entitlement and Acceptance Form.

Acceptances must not exceed your entitlement as shown on the Entitlement and Acceptance Form, although you may accept for all or only part of your entitlement. If your acceptance exceeds your entitlement, acceptance will be deemed to be for your maximum entitlement and any surplus Application Monies will be returned.

1.4 Opening and Closing Dates

The Company will accept Entitlement and Acceptance Forms from the Record Date for determining Eligible Shareholders' entitlements (4 January 2007), until 5.00pm WST on the Closing Date, being 7 February 2007 or such other date as the Directors in their absolute discretion shall determine, subject to the requirements of the Listing Rules.

1.5 Underwriting

The Company has entered into an Underwriting Agreement with Patersons Securities Limited, pursuant to which the Offer has, subject to certain terms and conditions, been fully underwritten. The material terms of the Underwriting Agreement are set out in Section 5.2. The Directors have agreed to sub-underwrite part of the Underwriting Agreement, and their interests are set out in Section 5.3.

The Underwriting Agreement underwrites 10,918,500 New Shares. If Options are exercised prior to the Record Date, the New Shares offered under the Issue in respect of the Shares issued on conversion of the Options will not be underwritten.

1.6 Shortfall Securities

The Underwriter has agreed to subscribe or procure subscriptions for the Shortfall Securities on the terms and conditions in the Underwriting Agreement. The number of Shortfall Securities will be the difference between 10,918,500 and the number of New Shares for which Valid Applications are received.

The material terms of the Underwriting Agreement are in Section 5.2.

The Underwriting Agreement is fully sub-underwritten. Details of director participation as sub-underwriters are in Section 5.3.

Application for Shortfall Securities will be made on an Application Form which will be sent with this Prospectus to the parties to whom an offer of Shortfall Securities is to be made as directed by the Underwriter.

1.7 No rights trading

The rights to New Shares under the Offer are non-renounceable. Accordingly, there will be no trading of rights on ASX and you may not dispose of your rights to subscribe for New Shares to any other party. If you do not take up your entitlement to New Shares under the Offer by the Closing Date, the Offer to you will lapse.

1.8 Entitlement and acceptance form

Acceptance of a completed Entitlement and Acceptance Form by the Company creates a legally binding contract between the Applicant and the Company for the number of New Shares accepted by the Company. The Entitlement and Acceptance Form does not need to be signed to be a binding acceptance of New Shares.

If the Entitlement and Acceptance Form is not completed correctly it may still be treated as valid. The Directors' decision as to whether to treat the acceptance as valid and how to construe, amend or complete the Entitlement and Acceptance Form is final.

1.9 Issue and dispatch

New Shares under the Offer are expected to be issued, and security holder statements dispatched, on or before 15 February 2007.

It is the responsibility of Applicants to determine their allocation prior to trading in the New Shares. Applicants who sell New Shares before they receive their holding statements will do so at their own risk.

1.10 Application Monies held on trust

All Application Monies received for the New Shares will be held in trust in a bank account maintained solely for the purpose of depositing Application Monies received pursuant to this Prospectus until the New Shares are issued. All Application Monies will be returned (without interest) if the New Shares are not issued.

1.11 ASX quotation

Application will be made to ASX no later than 7 days after the date of this Prospectus for the official quotation of the New Shares. If permission is not granted by ASX for the official quotation of the New Shares offered by this Prospectus within 3 months after the date of this Prospectus (or such period as the ASX allows), the Company will repay, as soon as practicable, without interest, all Application Monies received pursuant to this Prospectus.

1.12 CHESS

The Company participates in the Clearing House Electronic Subregister System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 ("ASTC"), a wholly owned subsidiary of ASX, operates CHESS in accordance with the Listing Rules and Securities Clearing House Business Rules.

Under CHESS, Applicants will not receive a certificate but will receive a statement of their holding of New Shares.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of New Shares issued under this Prospectus, provide details of your holder identification number, the participant identification number of the sponsor and the terms and conditions applicable to the New Shares.

If you are registered on the Issuer Sponsored subregister, your statement will be dispatched by Computershare Investor Services Pty Ltd and will contain the number of New Shares issued to you under this Prospectus and your security holder reference number.

A CHESS statement or Issuer Sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their Shareholding changes. Shareholders may request a statement at any other time, however, a charge may be made for additional statements.

1.13 Overseas Shareholders

No Offer will be made to Company Shareholders resident outside Australia and New Zealand and Shares to which any Shareholder who is not resident in Australia or New Zealand is entitled will be Shortfall Securities.

This Prospectus and accompanying Entitlement and Acceptance Form do not, and are not intended to, constitute an offer of New Shares in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

1.14 Risk factors

An investment in New Shares should be regarded as speculative. In addition to the general risks applicable to all investments in listed securities, there are specific risks associated with an investment in the Company which are in Section 3.

1.15 Taxation implications

The Directors do not consider it appropriate to give Shareholders advice regarding the taxation consequences of subscribing for New Shares under this Prospectus.

The Company, its advisers and its officers do not accept any responsibility or liability for any such taxation consequences to Shareholders. As a result, Shareholders should consult their professional tax adviser in connection with subscribing for New Shares under this Prospectus.

1.16 Major activities and financial information

A summary of the major activities and financial information relating to the Company for the financial year ended 30 June 2006 is in the Annual Report which was sent to Shareholders on 30 October 2006.

A summary of activities relating to the Company for the quarter ended 30 September 2006 is in the quarterly activities reports, lodged with ASX on 27 October 2006. The Company's continuous disclosure notices (ie ASX announcements) since 30 October 2006 are listed in Section 5.5.

Copies of these documents are available free of charge from the Company. Directors strongly recommend that Shareholders review these and all other announcements prior to deciding whether or not to participate in the Offer.

1.17 Enquiries concerning Prospectus

Enquiries concerning the Entitlement and Acceptance Form can be obtained by contacting Computershare Investor Services Pty Ltd by telephone on **1300 557 010**.

Enquiries relating to this Prospectus should be directed to the Company Secretary by telephone on (08) 9322 6955.

2. Action required by Shareholders

2.1 Acceptance of New Shares under this Prospectus

Should you wish to accept all of your entitlement to New Shares, then applications for New Shares under this Prospectus must be made on the Entitlement and Acceptance Form which accompanies this Prospectus, in accordance with the instructions referred to in this Prospectus and on the Entitlement and Acceptance Form. Please read the instructions carefully.

Please complete the Entitlement and Acceptance Form by filling in the details in the spaces provided and attach a cheque for the Application Monies indicated on the Entitlement and Acceptance Form.

Completed Entitlement and Acceptance Forms must be accompanied by a cheque in Australian dollars, crossed "Not Negotiable" and made payable to **"Westralian Gas and Power Share Issue Account"** and lodged at any time after the issue of this Prospectus and on or before the Closing Date at the Company's share registry (by delivery or by post) at:

By delivery	Computershare Investor Services Pty Ltd Level 2 45 St George's Terrace PERTH WA 6000
By Post	Computershare Investor Services Pty Ltd GPO Box D182 Perth WA 6840

2.2 If you wish to take up part of your entitlement only

Should you wish to only take up part of your entitlement, then applications for New Shares under this Prospectus must be made on the Entitlement and Acceptance Form which accompanies this Prospectus, in accordance with the instructions referred to in this Prospectus and on the Entitlement and Acceptance Form. Please read the instructions carefully.

Please complete the Entitlement and Acceptance Form by filling in the details in the spaces provided, including the number of New Shares you wish to accept and the Application Monies (calculated at $0.08 per Share accepted), and attach a cheque for the appropriate Application Monies.

Completed Entitlement and Acceptance Forms must be accompanied by a cheque in Australian dollars, crossed "Not Negotiable" and made payable to **"Westralian Gas and Power Share Issue Account"** and lodged at any time after the issue of this Prospectus and on or before the Closing Date at the Company's share registry (by delivery or by post) at:

By delivery	Computershare Investor Services Pty Ltd Level 2 45 St George's Terrace PERTH WA 6000
By Post	Computershare Investor Services Pty Ltd

GPO Box D182
Perth WA 6840

2.3 Entitlements not taken up

If you do not wish to accept any of your entitlement, you are not obliged to do anything.

The number of Shares you hold and the rights attached to those Shares will not be affected should you choose not to accept any of your entitlement.

The Underwriter or its nominees will subscribe for the Shortfall Securities.

2.4 Enquiries concerning your entitlement

If you have any queries concerning your entitlement please contact:

Computershare Investor Services Pty Ltd
Level 2
45 St George's Terrace
PERTH WA 6000

Telephone: 1300 557 010

3. Risk Factors

Activities in the Company and its controlled entities, as in any business, are subject to risks, which may impact on the Company's future performance. The Company and its controlled entities have implemented appropriate strategies, actions, systems and safeguards for known risks, however, some are outside its control.

The Directors consider that the following summary, which is not exhaustive, represents some of the major risk factors which Shareholders need to be aware of in evaluating the Company's business and risks of increasing your investment in the Company. Shareholders should carefully consider the following factors in addition to the other information presented in this Prospectus.

The principal risks include, but are not limited to, the following:

3.1 General economic climate

Factors, such as inflation, currency fluctuation, interest rates, changes to legislation, political decisions, industrial disruption and fuel prices may impact on the Company either now or in the future. The Company's future income and asset values can be affected by these factors and, in particular, by the market price for any product that the Company may produce and sell and the comparative prices of various substitute and/or competing products sold by third party vendors.

3.2 Lack of operating history

The Company was established on 24 May 2004 and has predominantly been focussed on exploration, entering into various agreements and designing various strategies and work programs and has not been engaged in any significant revenue producing activities to date. Consequently, the Company has a limited history and there can be no assurance that the Company will be successful in implementing any of its plans, nor achieving any of its objectives.

3.3 Risks Associated with Oil and Gas Operations in the USA

(a) Title and Title Opinions

The system for obtaining title to oil and gas leases in Kentucky and generally other areas of the USA that the Company may operate in, is complex given that numerous parties may hold the undivided mineral rights to a particular tract of land. Securing the leases to those rights often requires lengthy negotiation with the various parties. In order to independently verify that the parties with whom the Company is dealing are the correct and sole holders of the mineral rights and to analyse the full rights and restrictions applying to the interest held by those parties requires that a company obtain detailed title opinions from appropriately qualified and experienced lawyers. This can be a lengthy and expensive process and the final opinions are often the subject of numerous qualifications.

(b) Regulation in the USA - General

The oil and gas industry in the USA is extensively regulated. Extensive federal, state, local and foreign laws and regulations relating to the exploration for and development, production, gathering and marketing of oil and gas will affect the Company's operations. Some of the regulations set forth standards for discharge permits for drilling operations, drilling and abandonment bonds or other financial responsibility requirements, reports concerning operations,

the spacing of wells, unitisation and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity to conserve supplies of oil and gas.

Numerous environmental laws, including but not limited to, those governing the management of waste, the protection of water and air quality, the discharge of materials into the environment, and the preservation of natural resources, impact and influence the Company's operations. If the Company fails to comply with environmental laws regarding the discharge of oil, gas, or other materials into the air, soil or water it may be subject to liabilities to the government and third parties, including civil and criminal penalties. These regulations may require the Company to incur costs to remedy the discharge. Laws and regulations protecting the environment have become more stringent in recent years, and may, in some circumstances, result in liability for environmental damage regardless of negligence or fault. New laws or regulations, or modifications of or new interpretations of existing laws and regulations, may increase substantially the cost of compliance or adversely affect our oil and gas operations and financial condition. From time to time, the Company may agree to indemnify sellers of producing properties against some liabilities for environmental claims associated with these properties. Material indemnity claims may also arise with respect to properties acquired by or from the Company.

The Company cannot predict how existing laws and regulations may be interpreted by enforcement agencies or court rulings, whether additional laws and regulations will be adopted, or the effect such changes may have on the Company's business or financial condition.

(c) Regulation in the USA – Sale of Oil and Gas

Most sales of natural gas are not currently regulated and are generally made at market prices. The price received from the sale of these products is affected by the cost of transporting the products to market.

The Federal Energy Regulatory Commission in the USA regulates interstate and certain intrastate natural gas transportation rates and service conditions, which affect the marketing of natural gas produced by the Company, as well as the revenues received for sales of such production. Since the mid-1980s, the Federal Energy Regulatory Commission has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B, that have significantly altered the marketing and transportation of natural gas. These regulations mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sales, transportation, storage and other components of the city-gate sales services such pipelines previously performed.

One of the Federal Energy Regulatory Commission purposes in issuing these regulations was to increase competition within all phases of the natural gas industry. Generally, these regulatory orders have eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas and have substantially increased competition and volatility in natural gas markets.

(d) Regulation in the USA – Exploration and Production

Oil and natural gas exploration, production and related operations are subject to extensive rules and regulations promulgated by federal, state and local agencies. Failure to comply with such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry increases the Company's cost of doing business and affects profitability. Because such rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with such laws.

Permits are required by the State for drilling operations, drilling bonds and the filing of reports concerning operations and they impose other requirements relating to the exploration and production of oil and gas. Statutes or regulations addressing conservation matters also exist, including provisions for the unitisation or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of certain states limit the rate at which oil and gas can be produced.

The Company is required to comply with various federal and state regulations regarding plugging and abandonment of oil and natural gas wells, which impose a substantial rehabilitation obligation on the Company, which may have a material adverse effect on the Company's financial performance.

(e) Regulation in the USA – Environmental

Various federal, state and local laws and regulations in the USA govern the discharge of materials into the environment, or otherwise relating to the protection of the environment, health and safety, affect operations and costs. These laws and regulations sometimes require governmental authorisation before conducting certain activities, limit or prohibit other activities because of protected areas or species, create the possibility of substantial liabilities for pollution related to operations or properties and provide penalties for non-compliance. In particular, drilling and production operations, activities in connection with storage and transportation of crude oil and other liquid hydrocarbons and use of facilities for treating, processing or otherwise handling hydrocarbons and related exploration and production wastes are subject to stringent environmental regulation.

As with the industry in general, compliance with existing and anticipated regulations increases the overall cost of business. While these regulations affect capital expenditures and earnings, the Company believes that such regulations do not affect its competitive position in the industry because environmental regulatory programs similarly affect competitors. Environmental regulations have historically been subject to frequent change and, therefore, the Company cannot predict with certainty the future costs or other future impacts of environmental regulations on future operations. A discharge of hydrocarbons or hazardous substances into the environment could subject the Company to substantial expense, including the cost to comply with applicable regulations that require a response to the discharge, such as containment or cleanup, claims by neighbouring landowners or other third parties for personal injury, property damage or their response costs and penalties assessed, or other claims sought, by regulatory agencies for response cost or for natural resource damages.

The following are examples of some environmental laws that potentially impact the Company and its operations.

(i) Water

The Oil Pollution Act was enacted in 1990 and amends provisions of the Federal Water Pollution Control Act of 1972 and other statutes as they pertain to the prevention of and response to major oil spills. The Oil Pollution Act subjects owners of facilities to strict, joint and potentially unlimited liability for removal costs and certain other consequences of an oil spill along shorelines or that enters navigable waters. In the event of an oil spill into such waters, substantial liabilities could be imposed upon the Company.

Recent regulations developed under the Oil Pollution Act require companies that own onshore facilities, to demonstrate oil spill financial responsibility for removal costs and damage caused by oil discharge. Regulations are currently being developed under the Oil Pollution Act and similar state laws that may also impose additional regulatory burdens upon the Company.

(ii) The Federal Water Pollution Control Act

The Federal Water Pollution Control Act (US) imposes restrictions and strict controls regarding the discharge of produced waters, other oil and gas wastes, any form of pollutant, and, in some instances, storm water runoff, into waters of the USA. The Federal Water Pollution Control Act provides for civil, criminal and administrative penalties for any unauthorized discharges and, along with the Oil Pollution Act, imposes substantial potential liability for the costs of removal, remediation or damages resulting from an unauthorised discharge.

State laws for the control of water pollution also provide civil, criminal and administrative penalties and liabilities in the case of an unauthorised discharge into state waters. The cost of compliance with the Oil Pollution Act and the Federal Water Pollution Control Act have not historically been material to the Company's operations, but there can be no assurance that changes in federal, state or local water pollution control programs will not materially adversely affect it in the future.

(iii) Air Emissions

The Federal Clean Air Act and comparable state programs require many industrial operations in the USA to incur capital expenditures in order to meet air emissions control standards developed by the USA Environmental Protection Agency and state environmental agencies. No assurances can be given that changes in federal, state or local air pollution control programs will not materially adversely affect the Company in the future.

(iv) Solid Waste

The Company will, through its joint venture operations, generate non-hazardous solid wastes that are subject to the requirements of the Federal Resource Conservation and Recovery Act and comparable

state statutes. The EPA and the state in which the Company operates are considering the adoption of stricter disposal standards for the type of non-hazardous wastes generated. The Resource Conservation and Recovery Act also governs the generation, management, and disposal of hazardous wastes. At present, the Company is not required to comply with a substantial portion of the requirements under this law because the operations generate minimal quantities of hazardous wastes. However, it is possible that additional wastes, which could include wastes currently generated during operations, could in the future be designated as "hazardous wastes." Hazardous wastes are subject to more rigorous and costly disposal and management requirements than are non-hazardous wastes. Such changes in the regulations may result in additional capital expenditures or operating expenses.

(v) The Comprehensive Environmental Response, Compensation, and Liability Act

The Comprehensive Environmental Response, Compensation, and Liability Act also known as "Superfund", imposes liability, without regard to fault or the legality of the original act, on certain classes of persons in connection with the release of a "hazardous substance" into the environment. These persons include the current owner or operator of any site where a release historically occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Superfund also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur.

In the course of ordinary operations, the Company may manage substances that may fall within Superfund's definition of a "hazardous substance". Therefore, it may become jointly and severally liable under the Superfund for all or part of the costs required to clean up sites where it disposed of or arranged for the disposal of these substances. This potential liability extends to properties that were previously owned or operated, as well as to properties owned and operated by others at which disposal of hazardous substances occurred.

3.4 Operating risks

(a) Exploration and Development Risks

Oil and gas exploration involves significant risk only occasionally providing high rewards. In addition to the normal competition for prospective ground, and the high costs of discovery and development of an economic deposit, factors such as demand for commodities, stock market fluctuations affecting access to new capital, sovereign risk, environmental issues, labour disruption, project financing, foreign currency fluctuations and technical problems all affect the ability of a company to profit from a discovery.

There is no assurance that exploration and development of the successful prospects being acquired by the Company, or any other projects that may be acquired in the future, will result in the discovery of an economic oil and gas deposit. Even if an apparently viable deposit is identified, there is no guarantee that it can be profitably exploited.

Furthermore, the Company will only proceed to the next stage of exploration or development when data supports the existence of an economically viable oil and gas deposit. Should the empirical data not support the existence of economically viable oil and gas deposit, the Company will generally not proceed to the next stage of exploration.

(b) Drilling and Operating Risks

Oil and gas drilling activities are subject to numerous risks, many of which are beyond the Company's control. The Company's operations may be curtailed, delayed or cancelled as a result of weather conditions, mechanical difficulties, shortage or delays in the delivery of rigs and/or other equipment and compliance with governmental requirements. Drilling may involve unprofitable efforts, not only with respect to dry wells, but also with respect to wells, which, through yielding some petroleum, are not sufficiently productive to justify commercial development or cover operating costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Hazards incidental to the exploration and development of oil and gas properties such as unusual or unexpected formations, pressures, oceanographic conditions or other factors are inherent in drilling and operating wells and may be encountered by the Company.

Industry operating risks include the risk of fire, explosions, blow-outs, pipe failure, abnormally pressured formations and environmental hazards such as accidental spills or leakage of petroleum liquids, gas leaks, ruptures or discharges of toxic gasses, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. Damages occurring as a result of such risks may give rise to claims against the Company. Although the Company believes that it or the operator will carry adequate insurance with respect to its operations in accordance with industry practice, in certain circumstances the Company's or the operator's insurance may not cover or be adequate to cover the consequence of such events. In addition, the Company may be subject to liability for pollution, blow-outs or other hazards against which the Company or the operator does not insure or against which it may elect not to insure because of high premium costs or other reasons. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on the business, financial condition and results of operations of the Company. Moreover, there can be no assurance that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable.

(c) Ability to Exploit Successful Discoveries

It may not always be possible for the Company to participate in the exploitation of any successful discoveries which may be made in any areas in which the Company has an interest. Such exploitation will involve the need to obtain the necessary licences or clearances from the relevant authorities, which may require conditions to be satisfied and/or the exercise of discretions by such authorities. It may or may not be possible for such conditions to be satisfied. Further the decision to proceed to further exploitation may require the participation of other companies whose interests and objectives may not be the same as the Company. As described above, such further work may require the Company to meet or commit to financing obligations for which it may not have planned.

(d) Hydrocarbon Reserve Estimates

Hydrocarbon reserve estimates are an expression of judgment based on knowledge, experience and industry practice. Estimates that were valid when made may change significantly when new information becomes available.

In addition, reserve estimates are necessarily imprecise and depend to some extent on interpretations, which may prove inaccurate. Should the Company encounter oil and/or gas deposits or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and production plans may have to be altered in a way which could adversely affect the Company's operations.

(e) Competition

The Company will compete with other companies, including major oil companies. Some of these companies have greater financial and other resources than the Company and, as a result, may be in a better position to compete for future business opportunities. Many of the Company's competitors not only explore for and produce oil and gas, but also carry out refining operations and market petroleum and other products on a worldwide basis. There can be no assurance that the Company can compete effectively with these companies.

(f) Claims by Indigenous Inhabitants

The current and future oil and gas assets of the Company may be subject to land claims by indigenous people. Should this occur, the Company's ability to conduct exploration and/or mining activities may be affected, which may have a material adverse effect on the Company's financial performance and the price at which its securities trade.

The Company is not aware of any land claims or potential claims by indigenous people in respect of its exploration activities that could significantly affect its tenure or mining exploration or any future production operations.

3.5 Marketing risk

(a) Energy market

The price of electricity and oil and gas are influenced by physical and investment demand and supply factors together with other factors completely out of the control of the Company. Fluctuations in fossil and renewable energy prices may influence individual projects which the Company has an interest. Proximity to primary and secondary infrastructure and the ability to finance connection to such (or the construction of additional feeder or pipelines and / processing equipment or connecting facilities) is a key risk. These factors will affect the Company's revenues, assets and undertakings.

(b) Offtaker and sale contract risk

There can be no assurance that a product offtaker will be found by the Company to buy its output. The range of offtakers will be small due to the Company's end product being relatively location specific, that is, the further the end-product (i.e. oil, gas or electricity) is required to be transported, the more uncompetitive in terms of price to the end-user. Even if such a counterparty is found there will exist with any agreement entered into various

degrees of transactional, counterparty and completion risks including but not limited to the giving and receiving of various warranties, indemnities, guarantees, securities, delivery and scheduling commitments some of which may attract onerous liquidated damages regimes and other economic penalties. Assuming appropriate gas or electricity sale contracts can be negotiated there will be various factors beyond the control of the Company that will impact upon the price of gas or electricity sold including but not limited to regional supply and demand, connection and transportation costs, economic conditions, marketability of product, availability of appropriate end product processing (if required), collection, transportation, metering and delivery infrastructure, weather conditions and the fiscal and monetary activities of Government and therefore even if the Company is successful in marketing its end product there can be no assurances that the Company will make a profit (whether on the basis of gas price hedging or not).

(c) Regulation

Energy markets are typically highly regulated with access arrangements to existing production, metering, transportation and delivery channels complicated and in many cases difficult to negotiate on favourable terms, if at all. The outcome of many regulatory related negotiations are generally beyond the control of the Company. There can therefore be no assurance that the Company will be successful in satisfying the requirements of the various regulatory regimes relevant to explorers for or producers of CSM or oil and gas in the Company's Western Australian and overseas operations .

3.6 Ability to attract and retain personnel

The Company has and will continue to be dependent upon the services of Stephen Thomas and a stable core of key personnel that have accumulated a significant number of years of experience relevant to the activities and planned activities of the Company. The Company will continue to be reliant upon the continued performance efforts and expertise of its key technical and management personnel. There are no guarantees that the Company will be able to retain these persons. In addition, the employment of additional staff will be required. Difficulties in recruiting, integrating and accommodating new staff may impede the future development of the Company.

3.7 Ability to manage growth

To achieve the objectives set out in this Prospectus, the Company will be required to implement operational and financial systems, procedures and controls and develop, expand, retain, manage and where appropriate, train its staff. No assurance can be given of the Company's ability to manage future growth.

3.8 Reliance on third parties and dealing with key counterparts

The Company will ultimately be reliant on relationships with key power (oil, gas and/or electricity) and resource industry participants. The Company also considers that a good working relationship with Government, energy generators, transporters and suppliers is important throughout the life of the Company. Any inability to develop or any adverse disruptions to these relationships may impact upon the Company's operational and financial performance.

3.9 Land access and Native Title

The Company's licences, permits and special prospecting authorities are located within areas which may be the subject of claims or applications for native title. The Native

Title Act 1993 (Commonwealth) and related State native title legislation and aboriginal lands rights and aboriginal heritage legislation may affect access to exploration areas or obtaining production licences. Any inability to reach agreement with various parties who hold such rights may impact upon the Company's ability to access the land the subject of the dispute, which in turn will impact upon the Company's ability to operate.

3.10 Payment obligations

The Company has expenditure obligations in respect of its various projects.

Under a Drilling Reservation, Special Prospecting Authority, Exploration Permit, applications for any of the foregoing and / or various other contractual arrangements, there may be minimum expenditure commitments, farm-in or joint venture obligations together with other economic charges, imposts or payments, the payment for each of which the Company is, will be or may become subject. If these expenditure obligations are not fulfilled by the Company when due, there is a risk that the Company may dilute or forfeit its interests and incur substantial fines, penalties and other economically undesirable outcomes. The Company may or may not be able to fund any or all of these obligations or penalties, if, as and when they fall due, which in turn may have a materially adverse effect on the Company's assets and undertaking.

3.11 Existing and new project titles

Whilst the Company believes it has been able to amass a reasonably large and prospective portfolio of interests and that it may be difficult for others to provide the Company with any meaningful competitive pressure given these holdings, there can be no guarantee that the existing titles will produce economic gas, if at all. Moreover, the acquisition of new and suitable projects may become prohibitively competitive and expensive in the future particularly if the Company is successful in its exploration for, appraisal and development of gas operations on its current Projects. Other interested parties may possess greater financial, marketing, personnel and other resources than those which are available or may become available to the Company. Competition for ground is expected to increase. Some of the existing titles are under application and in the future the Company's granted tenements may become subject to renewal or partial / whole forfeiture. The Directors are currently not aware of any reason why applications or renewals would not be granted in the future.

3.12 Regulatory risks

(a) Permits, licenses and consents

Most of the Company's current and proposed activities will be subject to various regulatory approvals, permitting and licensing requirements. The granting and or maintenance of such approvals cannot be assured and should be considered as an inherent risk of the business.

(b) Other

Changes to Government policies, legislation and corporate regulation, and other legal requirements may impact upon the Company.

3.13 Environmental risks

Exploration and prospecting activities have become subject to increasing environmental responsibility and liability. The Company will operate in accordance with the highest standards of environmental practice; however, the potential for liability is an ever present risk which the Company endeavours to minimise.

3.14 Financial risks

(a) Funding risk

The Company will be dependent upon the funds raised by the Offer unless and until it develops or acquires income-producing assets or is able to obtain future equity or debt funding to support its development or otherwise advance its stated objective, none of which can be guaranteed. The Company's ability to raise further equity or debt, or to divest part of its interest in its assets and the terms of such transactions will vary according to a number of factors, including but not limited to the success or otherwise of its exploration, drilling, operating, and evaluation results, the prices for end product sales in its markets, the presence of one or more off-take agreements, the ability to satisfy all approval conditions and the state of the equity and debt capital markets in Australia and overseas together with domestic and international markets and market conditions generally. If further financing is necessary, the Company's ability to raise further capital (through debt or equity) within an acceptable time, of sufficient quantum, and on terms acceptable to the Company, will vary according to a number of factors including the status of the Company's resources and operations, the effectiveness of its commercialisation strategy, debt and equity markets and/or the stock market and industry conditions in general together with interest rates and other economic factors. No assurances can be given that future funding will be available to the Company on favourable terms or at all.

(b) Economic viability

There can be no guarantee that any of the Company's Projects will prove to be economically viable and on that basis there can be no guarantee that the Company will ever become profitable.

3.15 Investment risks

(a) Market risk

Share market conditions, particularly those affecting prospecting and exploration companies, may affect the ultimate value of the Company's share price regardless of operating performance. The price at which the New Shares will trade may be lower or higher than the price at which they were originally issued under this Prospectus. The trading price of the New Shares may be volatile and subject to wide fluctuations in response to factors such as exploration results, announcement of and / or subsequent variations to resource and reserve calculations, variations in operating results, increases and decreases to personnel numbers, company announcements, accurate or inaccurate media coverage, litigation and other such matters. The New Shares the subject of this Prospectus carry no guarantee in respect of performance, profitability, dividends, return of capital, or trading price on ASX, or that the Company will not be suspended or delisted for any reason.

(b) Royalty

Should the Company become a producer of Coal Seam Methane Gas, oil and gas it will become required to pay royalties to the state and landowners, such royalties may adversely impact upon the ability of the Company to manage a profitable operation.

(c) Concentration of share ownership

The Directors have significant shareholdings in the Company along with controlling all of the CIPS which may or may not convert depending on whether the conversion triggers are met. Some prospective investors may consider that these elements increase the risk of participating in the Offer.

3.16 Other risks

The assets, undertakings and future viability of the Company as a going concern is also dependent to a material extent on various other matters which affect the prospects of all businesses regardless of industry and sector, including but not limited to:

(a) price of oil, gas and other competing / substitute fuels and energy sources;

(b) rate of technological invention, commercialisation and adoption;

(c) strength of the equity, debt and share markets in Australia and overseas;

(d) competition from existing and new market participants;

(e) general economic conditions in Australia and the USA and its major trading partners including but not limited to rates of currency exchange, interest, unemployment, inflation, capital expenditure, consumption, spending, savings, commodity supply, domestic and national product growth;

(f) counterparty risks in respect of suppliers, contractors, end-users, off-takers, changing Governments, joint venture partners and all other parties with which the Company is dealing, or will deal;

(g) state of industrial relations in the USA, Australia and Western Australia in particular; and

(h) acts of god and other force majeure events including but not limited to industrial strikes, lockouts, acts of terrorism, freezing of wells, complete failure or non-existence of oil and gas reserves or resources, fraud, acts or omissions by any party which have the effect of misleading or deceiving the Company or any party with which the Company is dealing or intends to deal.

3.17 Speculative nature of investment

The above list of risk factors should not be taken to be an exhaustive list of the factors which may affect the Company nor an investment in the New Shares. The factors considered in this section together with other factors not considered but possibly material may in the future have a materially adverse effect on the operations, performance and profitability of the Company and the particular price at which the Shares trade on ASX or any other exchange upon which the New Shares are traded at that time. Consequently, the New Shares issued under this Prospectus carry no guarantee in respect of performance, profitability, dividends, return of capital, or trading price on ASX and prospective investors should therefore consider an investment in the Company to be speculative and should consult their professional advisers before deciding on whether to apply for New Shares under this Prospectus.

4. Effect of the Issue

4.1 Capital structure on completion of the Issue

Issued Capital	Number of Shares	Number of Listed Options	Number of non-transferable Options	Number of CIPS[2]
Balance at 30/06/2006	37,978,000	16,000,000	8,000,000	13,700,000
Effect of recent placement of 5,696,000 shares at 8 cents each	5,696,000	-	-	-
Capital Structure immediately prior to the Offer	43,674,000	16,000,000	8,000,000	13,700,000
Offer[1]	10,918,500	-	-	-
Total securities after the Issue	54,592,500	16,000,000	8,000,000	13,700,000

[1]*The Listed Options and non transferable options on issue have an exercise price of 25 cents and 30 cents respectively. It is unlikely that any of these Options will be exercised prior to the Record Date as the current share price is substantially less than the exercise price. The above number of shares assumes no further Options are exercised between the date of this Prospectus and the Record Date. Up to a maximum of 16,918,500 New Shares may be issued depending on the number of existing Options exercised between the date of this Prospectus and the ex entitlement date.*

[2]*Under the terms of the CIPS they may not be exercised prior to the ex entitlement date.*

4.2 Pro forma statement of consolidated financial position

	Audited Actual 30/06/06	Unaudited 30/9/06	Pro Forma 30/9/06 showing effect of recent placement	Pro Forma 30/9/06 showing impact of recent placement and the Offer
	$	$		$
Current Assets				
Cash and cash equivalents	833,593	382,176	815,072	1,574,552
Trade and other Receivables	44,250	47,738	47,738	47,738
Total Current Assets	**877,843**	**429,914**	**862,810**	**1,622,290**
Non Current Assets				
Trade and other receivables	1,600	1,600	1,600	1,600
Property, Plant & equipment	101,955	106,695	106,695	106,695
Other Assets	215,716	425,280	425,280	425,280
Other Financial Assets	2,660	2,651	2,651	2,651
Total Non Current Assets	**321,931**	**536,226**	**536,226**	**536,226**
Total Assets	**1,199,774**	**966,140**	**1,399,036**	**2,158,516**
Current Liabilities				
Trade and other Payables	67,507	84,403	84,403	84,403
Total Current Liabilities	**67,507**	**84,403**	**84,403**	**84,403**
Total Liabilities	**67,507**	**84,403**	**84,403**	**84,403**
Net Assets	**1,132,267**	**881,737**	**1,314,633**	**2,074,113**
Equity				
Contributed equity	4,102,781	4,102,781	4,535,677	5,295,157
Option Issue reserve	235,697	235,697	235,697	235,697
Accumulated losses	(3,206,211)	(3,456,741)	(3,456,741)	(3,456,741)
Total Equity	**1,132,267**	**881,737**	**1,314,633**	**2,074,113**

Basis of Preparation

The pro forma statement of financial position has been prepared in accordance with the draft ASIC Guide to Disclosing Pro Forma Financial Information (issued July 2005). The pro forma statement of financial position is based on the statement of financial position as at 30 June 2006 that has then been adjusted to reflect the following material transactions:

Significant Movements since 30 June 2006

(a) The operations of the company for the period 1 July 2006 to 30 September 2006 to provide an unaudited statement of financial position as at 30 September 2006;

(b) On 8th December 2006 the Company issued 5,696,000 Shares at $0.08 per Share to sophisticated investors to raise $455,680 less a placement fee of 5% to give a net amount raised of $432,696; and

Effect of the Issue

The issue of 10,918,500 New Shares pursuant to this Prospectus to raise $873,480 before costs of the Offer of approximately $114,000. The pro-forma is prepared on the basis that the Offer raises $759,480 after costs.

4.3 Market price of Shares

The highest and lowest market sale prices of the Company's Shares on ASX during the 3 months immediately preceding the date of lodgement of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: $0.115 per Share on 12 October 2006

Lowest: $0.082 per Share on 19 December 2006*

* The lowest price has occurred on 5 days.

The latest available market sale price of the Company's Shares on ASX prior to the date of lodgement of this Prospectus with the ASIC was $0.085 per Share on 20 December 2006.

4.4 Dividend policy

The Directors are not able to say when and if dividends will be paid in the future, as the payment of any dividends will depend on the future profitability, financial position and cash requirements of the Company.

5. Additional information

5.1 Rights attaching to Shares

A summary of the material provisions of the Constitution pertaining to the Shares follows:

(a) Voting

Members are entitled to notice of and to attend and vote at general meetings. Subject to the rights or restrictions attached to any class of shares and to the Constitution, every shareholder present in person or by proxy, attorney or representative has one vote on a show of hands, and on a poll, one vote for each fully paid share.

(b) Dividends

Dividends are payable out of the Company's profits and are declared by the Directors or by the Company in general meeting but only if the Directors have recommended a dividend.

Dividends declared will (subject to any special rights or restrictions attaching to a class of shares created under any arrangement as to dividend) be payable on Shares in accordance with the Corporations Act.

The Directors may set aside out of the profits of the Company such amounts as they determine as reserves to be applied at the discretion of the Directors for any purpose for which the profits of the Company may be properly applied.

(c) Rights on Winding Up

The liquidator in a winding up may, with the sanction of a special resolution of members, divide among the members the whole or any part of the property of the Company and determine how the division is to be carried out as between the members or different classes of members.

If the Company ceases to carry on business within 12 months after its registration, shares issued for cash rank in the distribution, to the extent of the capital contributed by subscribing shareholders, in priority to shares issued to vendors or promoters for consideration other than cash.

(d) Issue of Shares

Without prejudice to any special rights conferred on the holders of any existing shares or class of shares but subject to the Corporations Act and the Listing Rules, the issue of shares in the Company is under the control of the Directors.

(e) Transfer of Shares

Except where required or permitted by law, the Listing Rules, the ASTC Settlement Rules or the Constitution, there is no restriction on the transfer of shares.

(f) Variation of Rights

The Company may only modify or vary the rights attaching to any class of shares by special resolution of the Company and with the consent in writing of the shareholders with at least 75% of the votes in the class or the sanction of a special resolution passed at a meeting of the holders of the issued shares of that class.

(g) Directors

The minimum number of Directors is 3 and the maximum is 9 unless the Company in a general meeting determines otherwise. A Director is not required to hold any shares.

At the Company's annual general meeting, one third of all Directors shall retire from office. The Directors may exercise all powers of the Company as are required by the Corporations Act or the Constitution, to be exercised by the Company at a general meeting.

(h) Directors' Indemnity

To the extent permitted by the Corporations Act, the Company may indemnify each person who is or has been an officer of the Company or, where the Board considers it appropriate to do so, an officer of a related body corporate of the Company, against any liability incurred by that person in his or her capacity as an officer of the Company or the related body corporate (as the case may be).

5.2 Underwriting Agreement

The Underwriter has agreed to underwrite the Offer in accordance with the terms and conditions of the Underwriting Agreement.

The Underwriter will be paid by the Company an underwriting fee of 6% of the total amount underwritten and a corporate advisory fee of $40,000.

The Underwriter has agreed to Underwrite the issue of 10,918,500 New Shares.

The Underwriter is required to subscribe for the Shortfall New Shares. The Underwriting Agreement provides for the appointment of sub-underwriters (see Section 5.3).

The Underwriter may terminate its obligation to satisfy a shortfall if any of the termination events specified in the Underwriting Agreement occur. These events are summarised as follows:

(a) any of the S&P 200 Index or the S&P 200 Materials Index as published by ASX is at any time after the date of this Agreement 10% or more below its respective level as at the close of business on the Business Day prior to the date of the Underwriting Agreement; or

(b) the Company does not lodge the Prospectus on 21 December 2006 or the Prospectus or the Offer is withdrawn by the Company; or

(c) Official quotation has not been granted by the Shortfall Notice Deadline Date (as defined in the Underwriting Agreement) or, having been granted, is subsequently withdrawn, withheld or qualified; or

(d) Supplementary prospectus:

(i) Patersons forms the view on reasonable grounds that a supplementary or replacement prospectus should be lodged with ASIC for any of the reasons referred to in section 719 of the Corporations Act and the Company fails to lodge a supplementary or replacement prospectus in such form and content and within such time as the Patersons may reasonably require; or

(ii) the Company lodges a supplementary or replacement prospectus without the prior written agreement of the Patersons; or

(iii) it transpires that the Prospectus does not contain all the information that investors and their professional advisers would reasonably require to make an informed assessment of:

(A) the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; and

(B) the rights and liabilities attaching to the Offer Shares,

and the Company fails to lodge a supplementary prospectus within 14 days of notification from the Underwriter of the Company's non-compliance with section 713 of the Corporations Act; or

(e) it transpires that there is a statement in the Prospectus that is misleading or deceptive or likely to mislead or deceive, or that there is an omission from the Prospectus (having regard to the provisions of sections 710, 711 and 716 of the Corporations Act) or if any statement in the Prospectus becomes or misleading or deceptive or likely to mislead or deceive or if the issue of the Prospectus is or becomes misleading or deceptive or likely to mislead or deceive and the Company fails to lodge a supplementary prospectus within 3 Business Days of being aware of the misleading and deceptive statement;

(f) the Company is prevented from allotting the Offer Shares within the time required by this Agreement, the Corporations Act, the Listing Rules, any statute, regulation or order of a court of competent jurisdiction by ASIC, ASX or any court of competent jurisdiction or any governmental or semi governmental agency or authority;

(g) any person (other than the Patersons) who has previously consented to the inclusion of its, his or her name in the Prospectus or to be named in the Prospectus, withdraws that consent;

(h) an application is made by ASIC for an order under section 1324B or any other provision of the Corporations Act in relation to the Prospectus, the Shortfall Notice Deadline Date (as defined in the Underwriting Agreement) has arrived, and that application has not been dismissed or withdrawn;

(i) ASIC gives notice of its intention to hold a hearing under section 739 of the Corporations Act in relation to the Prospectus to determine if it should make a stop order in relation to the Prospectus or the ASIC makes an interim or final stop order in relation to the Prospectus under section 739 of the Corporations Act;

(j) the Takeovers Panel makes a declaration that circumstances in relation to the affairs of the Company are unacceptable circumstances under Pt 6.10 of the

Corporations Act, or an application for such a declaration is made to the Takeovers Panel;

(k) there is an outbreak of hostilities or a material escalation of hostilities (whether or not war has been declared) after the date of this agreement involving one or more of Australia, New Zealand, Indonesia, Japan, Russia, the United Kingdom, the United States of America, India, Pakistan, or the Peoples Republic of China, Israel or any member of the European Union, or a terrorist act is perpetrated on any of those countries or any diplomatic, military, commercial or political establishment of any of those countries anywhere in the world;

(l) any authorisation which is material to anything referred to in the Prospectus is repealed, revoked or terminated or expires, or is modified or amended in a manner unacceptable to the Patersons;

(m) a director or senior manager of a Relevant Company (as defined in the Underwriting Agreement) is charged with an indictable offence;

(n) any of the following events occurs:

(i) default or breach by the Company under this Agreement of any terms, condition, covenant or undertaking;

(ii) any representation, warranty or undertaking given by the Company in this Agreement is or becomes untrue or incorrect;

(iii) a contravention by a Relevant Company of any provision of its constitution, the Corporations Act, the Listing Rules or any other applicable legislation or any policy or requirement of ASIC or ASX;

(iv) an event occurs which gives rise to a Material Adverse Effect or any adverse change or any development including a prospective adverse change after the date of this Agreement in the assets, liabilities, financial position, trading results, profits, forecasts, losses, prospects, business or operations of any Relevant Company including, without limitation, if any forecast in the Prospectus becomes incapable of being met or in the Patersons' reasonable opinion, unlikely to be met in the projected time;

(v) it transpires that any of the Due Diligence Results (as defined in the Underwriting Agreement)or any part of the Verification Material (as defined in the Underwriting Agreement)was false, misleading or deceptive or that there was an omission from them;

(vi) a "new circumstance" as referred to in section 719(1) of the Corporations Act arises that is materially adverse from the point of view of an investor;

(vii) without the prior approval of the Patersons a public statement is made by the Company in relation to the Offer, the Issue or the Prospectus;

(viii) any information supplied at any time by the Company or any person on its behalf to the Patersons in respect of any aspect of the Offer or the Issue or the affairs of any Relevant Company is or becomes misleading or deceptive or likely to mislead or deceive;

(ix) the official quotation is qualified or conditional other than as set out in the definition of "Official Quotation";

(x) there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any of its States or Territories any Act or prospective Act or budget or the Reserve Bank of Australia or any Commonwealth or State authority adopts or announces a proposal to adopt any new, or any major change in, existing, monetary, taxation, exchange or fiscal policy;

(xi) a Prescribed Occurrence (as defined in the Underwriting Agreement) occurs, other than as disclosed in the Prospectus without the Underwriters consent;

(xii) the Company suspends payment of its debts generally;

(xiii) an Event of Insolvency (as defined in the Underwriting Agreement) occurs in respect of a Relevant Company;

(xiv) a judgment in an amount exceeding $25,000 is obtained against a Relevant Company and is not set aside or satisfied within 7 days;

(xv) litigation, arbitration, administrative or industrial proceedings are after the date of this Agreement commenced or threatened against any Relevant Company, other than any claims foreshadowed in the Prospectus;

(xvi) there is a change in the composition of the Board or a change in the senior management of the Company before Completion without the prior written consent of the Patersons;

(xvii) there is a material change in the major or controlling shareholdings of a Relevant Company or a takeover offer or scheme of arrangement pursuant to Chapter 5 or 6 of the Corporations Act is publicly announced in relation to a Relevant Company;

(xviii) there is a delay in any specified date in the Indicative Timetable which is greater than 3 Business Days and the Underwriter has not given its prior written consent agreeing to a delay exceeding 3 Business Days;

(xix) a Force Majeure (as defined in the Underwriting Agreement) affecting the Company's business or any obligation under the Agreement lasting in excess of 7 days occurs;

(xx) a Relevant Company passes or takes any steps to pass a resolution under section 254N, section 257A or section 260B of the Corporations Act or a resolution to amend its constitution without the prior written consent of the Patersons otherwise than as set out in the Notice of Meeting;

(xxi) any Relevant Company alters its capital structure in any manner not contemplated by the Prospectus without the prior written consent of the Underwriter;

(xxii) any of the Material Contracts is terminated or substantially modified;

(xxiii) any person is appointed under any legislation in respect of companies to investigate the affairs of a Related Company;

(xxiv) a suspension or material limitation in trading generally on ASX occurs or any material adverse change or disruption occurs in the existing financial markets, political or economic conditions of Australia, Japan, the United Kingdom, the United States of America or other international financial markets; or

(xxv) any of the sub-underwriters that are introduced by the Company do not comply with their obligations under the sub-underwriting agreements or threaten to not comply with their respective obligations under the sub-underwriting agreements; or

(xxvi) the Company is removed from the Official List or the Shares become suspended from Official Quotation and that suspension is not lift within 24 hours following such suspension.

Nothing contained in the termination events set out in numbered paragraph (a) to (n) in this Section prejudice or nullify any claims for damages that the Underwriter may have against the Company for or arising out of any breach of covenant or failure by the Company to observe or perform the obligations on its part contained in the Underwriting Agreement.

The Company has agreed to indemnify the Underwriter and its officers and employees against all loss arising in any way out of any breach of law (whether by act or omission) in relation to the Offer or the Prospectus or issue or out of any announcement, advertising, publicity or other promotion made or distributed by the Company or on its behalf in relation to the Offer or the Prospectus, and such indemnity extends to all reasonable costs and expenses (including reasonable legal costs on a full indemnity basis) in connection with them.

The indemnity in the Underwriting Agreement does not extend to an indemnity against any loss arising out of the wilful misconduct, fraud or negligence of the Underwriter.

5.3 Directors' interests in Company securities and sub-underwriting obligations

The Directors or their nominees currently each hold Shares and Options.

Two of the Directors or their nominees have each agreed to sub-underwrite part of the Offer. Their sub-underwriting commitments are on the same terms as sub-underwriting commitments from others, and are unconditional and irrevocable. However, if the Offer does not proceed, or the Underwriter terminates its obligations under the Underwriting Agreement, the sub-underwriting arrangements terminate immediately. The sub-underwriters will be paid a sub-underwriting fee of 4% of the amount sub-underwritten. Directors Peter Briggs and Stephen Thomas have sub-underwritten amounts of $400,000 and $100,000 respectively and will receive sub-underwriting fees of $16,000 and $4,000 respectively.

If there are any Shortfall Securities the Underwriter will determine the obligations of each of the sub-underwriters in accordance with the sub-underwriting agreements. The percentage of Shortfall New Shares sub-underwritten by each Director is in the table below.

The Directors' and their nominees current shareholdings and interests in Options and their sub-underwriting obligations are as follows:

	Mr Peter Briggs	Mr Stephen Thomas	Mr Alan Burns
Current Number of Shares	8,350,000	8,060,000	746,000
Current number of Options	4,000,000	Nil	3,000,000
Entitlement to New Shares under the Offer	2,087,500	2,015,000	186,500
Maximum number of New Shares to be issued under the Sub-underwriting commitment[1]	3,035,903	758,976	-
Maximum number of Shares following the Offer[2]	13,473,403	10,833,976	932,500
Maximum percentage of Shares following the Offer[2]	24.68%	19.85%	1.71%
Maximum number of Shares on fully diluted basis following the Offer[3]	17,473,403	10,833,976	3,932,500
Percentage of Shares on fully diluted basis following the Offer[3]	22.23%	13.78%	5.00%

[1]The directors have all indicated that they will take up their entitlement and this would leave a maximum shortfall of 6,629,500 shares assuming no other shareholders take up their entitlement. The sub-underwriting positions of Mr Briggs and Mr Thomas are $400,000 and $100,000 respectively out of a total of $873,480 underwritten. The maximum additional New Shares taken up by the directors pursuant to their sub-underwriting positions has therefore been calculated on a pro rata basis as:

Mr Briggs – 400,000/873,480 times 6,629,500 = 3,035,903

Mr Thomas – 100,000/873,480 times 6,629,500 = 758,976

[2]Assuming that the Directors take up their maximum entitlement and that no other shareholders take up their entitlement so that directors are required to take up their maximum sub underwriting position as calculated above.

[3]Assuming that no Options are exercised prior to the record date and that all optionholdings are exercised after the record date (including the Public Options, Founder Options and Incentive Options) resulting in a total of 78,592,500 Shares on issue. It also assumes the directors have taken up their entitlements and their maximum sub-underwriting position as calculated above.

At the time of lodging the Prospectus the Directors and their nominees have indicated that they will take up their full entitlement under the Offer.

5.4 Company is a disclosing entity

The Company is a disclosing entity under the Corporations Act. It is subject to regular reporting and disclosure obligations under both the Corporations Act and the Listing Rules of ASX.

Copies of documents lodged with the ASIC in relation to the Company may be obtained from, or inspected at, an ASIC office (see Section 5.5 below).

5.5 Copies of documents

Copies of documents lodged by the Company in connection with its reporting and disclosure obligations may'be obtained from, or inspected at, an office of ASIC. The Company will provide free of charge to any person who requests it during the period of the Issue, a copy of:

(a) the Annual Report of the Company for the year ended 30 June 2006, being the last financial year for which an annual financial report has been lodged with the ASIC in relation to the Company before the issue of this Prospectus;

(b) the following continuous disclosure notices given by the Company to notify ASX of information relating to the Company during the period from the date of lodgement of the Annual Report referred to in paragraph (1) and before the date of issue of this Prospectus are as follows:

Date Lodged	Subject of Announcement
30 October 2006	Notice of AGM
9 November 2006	Sale of 70% Interest in Greenough Block
28 November 2006	Trading Halt
30 November 2006	Placement and Renounceable Pro Rata Issue
30 November 2006	Results of AGM
8 December 2006	Completion of Placement and ASX Appendix 3B

The following documents are available for inspection throughout the application period of this Prospectus during normal business hours at the registered office of the Company at Suite 1 Ground Floor, 46 Ord Street, West Perth, Western Australia:

(a) this Prospectus;

(b) Constitution; and

(c) the consents referred to in Section 5.12 and the consents provided by the Directors to the issue of this Prospectus.

5.6 Information excluded from continuous disclosure notices

There is no information which has been excluded from a continuous disclosure notice in accordance with the Listing Rules, and which is required to be set out in this Prospectus.

5.7 Determination by the ASIC

The ASIC has not made a determination which would prevent the Company from relying on section 713 of the Corporations Act in issuing the New Shares under this Prospectus.

5.8 Directors' interests

Except as disclosed in this Prospectus, no Director or proposed director, and no firm in which a Director or proposed director is a partner:

(a) has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(b) has been paid or given or will be paid or given any amount or benefit to induce him or her to become, or to qualify as, a Director, or otherwise for services rendered by him or her in connection with the formation or promotion of the Company or the Offer.

The Company has entered into a farmin agreement with Red Mountain Energy Pty Ltd, a company of which Stephen Thomas has an interest, to farmin to certain of the Company's coal bed methane projects in Western Australia. The Company has entered into a royalty agreement with Red Mountain Energy Incorporated, a company which Stephen Thomas has an interest, to pay a royalty in respect of some of the coal bed methane projects in Western Australia. The Company has also entered into an option agreement to acquire Flamestar Pty Ltd, a company of which Alan Burns is the sole director and shareholder, which holds an interest in several coal bed methane projects in Western Australia. These agreements were entered into prior to the initial public offer of the Company.

5.9 Directors remuneration

There is no maximum aggregate amount of Directors fees approved by shareholders.

The Directors have resolved that non executive Director Alan Burns receive the amount of $30,000 per annum as director's fees. Mr Briggs and Mr Thomas do not receive director's fees, they are remunerated via consulting fees (see below).

The Company uses the management consulting services of Natural Resource Finance Pty Ltd, a company of which Mr Peter Briggs is a director. The management consulting services are provided on an arms length basis and are the subject of a contractor agreement which expires on 1 January 2007. The contract may be extended.

The Company uses the consulting services of Mr Stephen Thomas pursuant to a contractor agreement which expires on 1 January 2007. The contract may be extended. The consulting services are provided on an arms length basis.

The Company is in the process of renewing these management consulting agreements and advises that there will be no material changes to them.

Mr Stephen Thomas also provides seismic services to the company on an arms length basis.

Services to the Company are based on normal commercial terms and charged on a time basis. Amounts invoiced to the Company in the 2006 Financial year and the 3 month period following the end of the financial year (excluding directors fees) are:

	2006 Financial Year	3 months following year end
	$	
Natural Resource Finance Pty Ltd	104,000	26,000
Stephen Thomas - consulting	180,000	45,000
Stephen Thomas – seismic services	94,385	16,336

5.10 Interests of other persons

Except as disclosed in this Prospectus, no expert, promoter or other person named in this Prospectus as performing a function in a professional, advisory or other capacity:

(a) has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(b) has been paid or given or will be paid or given any amount or benefit in connection with the formation or promotion of the Company or the Offer.

Patersons Securities Limited will be paid a lead managers fee of $40,000 plus a fee of 6% of the monies underwritten as Underwriter to the Offer. Patersons earnt a fee of $22,780 for arranging the placement described in section 1.2 of this Prospectus. Patersons were also paid fees relating to it being the lead manager of the initial public offer of the Company. Patersons were paid $198,000 for these services.

Hardy Bowen will be paid fees of approximately $10,000 in relation to the Offer and preparation of the Prospectus.

5.11 Expenses of Issue

The estimated expenses of the Issue are as follows:

	$
ASIC Lodgement fee	2,010
ASX quotation fee	3,834
Underwriting Fee	52,409
Lead Manager Management Fee	40,000
Legal expenses	10,000
Printing, mailing and other expenses	5,747
Total	114,000

5.12 Consents

The following consents have been given in accordance with the Corporations Act and have not been withdrawn as at the date of lodgement of this Prospectus with the ASIC:

Patersons Securities Limited has given and not withdrawn its consent as being named as underwriter to the Offer in the form and context in which it is named. Patersons Securities Limited has not authorised or caused the issue of the Prospectus and takes no responsibility for any part of the Prospectus other than the references to its name and does not make, or purport to make, any statement in this Prospectus or on which a statement made in the Prospectus is based other than as specified in this Section and a statement included in this Prospectus with the consent of Patersons Securities Limited as specified in this Section. To the maximum extent permitted by law, Patersons Securities Limited expressly disclaims liability to any person in the event of any omission from, or any misleading or deceptive statement included in the Prospectus.

Hardy Bowen has given, and has not withdrawn, their written consent to being named in this Prospectus as solicitors to the Company. Hardy Bowen have not authorised or caused the issue of this Prospectus or the making of the Offer. Hardy Bowen make no representation regarding, and to the extent permitted by law exclude any responsibility for, any statements in or omissions from any part of this Prospectus.

Horwath Audit (WA) Pty Ltd has given consent to being named as Auditor in this the Prospectus. With the exception of the consent stated above, Horwath Audit (WA) Pty Ltd has not authorised the issue of the Prospectus. Accordingly, it makes no representation regarding, and takes no responsibility for, any other statements or material in, or omissions from, the Prospectus.

Computershare Investor Services Pty Ltd has given and, as at the date hereof, has not withdrawn, its written consent to be named as share Registrar in the form and context in which it is named. Computershare Investor Services Pty Ltd has had no involvement in the preparation of any part of this Prospectus other than being named as share registrar of the Company. Computershare Investor Services Pty Ltd has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of this Prospectus.

6. Authorisation

This Prospectus is authorised by each of the Directors of the Company.

This Prospectus is signed for and on behalf of Company by:

Stephen Thomas
Managing Director

Dated: 21 December 2006

7. Glossary of Terms

These definitions are provided to assist persons in understanding some of the expressions used in this Prospectus.

"Acceptance" means a valid application for Shares made pursuant to this Prospectus on an Entitlement and Acceptance Form.

"Annual Report" means the financial report lodged by the Company with ASIC in respect to the year ended 30 June 2006 and includes the corporate directory, chairman's report, review of activities, Shareholder information, financial report of the Company and its controlled entities for the year ended 30 June 2006, together with a Directors' report in relation to that financial year and the auditor's report for the period to 30 June 2006.

"Applicant" means a person who submits an Entitlement and Acceptance Form.

"Application Monies" means application monies for Shares received by the Company.

"ASIC" means Australian Securities and Investments Commission.

"ASTC" means ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532.

"ASX" means Australian Stock Exchange Limited ACN 008 129 164.

"Board" means the Directors meeting as a board.

"Business Day" means Monday to Friday inclusive, other than a day that ASX declares is not a business day.

"CHESS" means ASX Clearing House Electronic Subregistry System.

"Closing Date" means 7 February 2007 or such later date as the Directors may determine.

"Company" or **"WGP"** means Westralian Gas and Power Limited ACN 109 213 470

"Constitution" means the constitution of the Company as at the date of this Prospectus.

"Corporations Act" means Corporations Act (Cth) 2001.

"Directors" means the directors of the Company as at the date of this Prospectus.

"Eligible Shareholder" means a person registered as the holder of Shares on the Record Date whose registered address is in Australia and New Zealand.

"Entitlement and Acceptance Form" or **"Form"** means the entitlement and acceptance form attached to this Prospectus that sets out the entitlement of Shareholders to subscribe for Shares pursuant to the Issue.

"Founder Options" means the Options to acquire Shares, exercisable at 30 cents each and expiring on 17 September 2009 and issued to an entity related to director Peter Briggs.

"Incentive Options" means the Options to acquire Shares, exercisable at 30 cents each and expiring on 30 November 2008 and issued to entities associated with director Alan Burns and company secretary Paul Fromson.

"Issue" or "Offer" means the non-renounceable pro rata offer by the Company pursuant to this Prospectus in Section 1.1.

"Issuer Sponsored" means securities issued by an issuer that are held in uncertificated form without the holder entering into a sponsorship agreement with a broker or without the holder being admitted as an institutional participant in CHESS.

"Listing Rules" means the Listing Rules of ASX.

"New Shares" means the Shares to be issued pursuant to this Offer.

"Official List" means the official list of ASX.

"Official Quotation" means quotation of New Shares on the Official List.

"Option" means the right to acquire one ordinary fully paid Share in the capital of the Company.

"Optionholders" means a holder of Options.

"Prospectus" means this prospectus dated 21 December 2006.

"Public Options" means the Options to acquire Shares, exercisable at 25 cents each and expiring on 17 September 2009.

"Record Date" means the day specified in the indicative timetable.

"Relevant Company" means the Company and each subsidiary of the Company.

"Section" means a section of this Prospectus.

"SCH" means Securities Clearing House.

"Shareholders" means holders of Shares.

"Share" means an ordinary fully paid share in the capital of the Company.

"Shortfall Application Form" the application form attached to this Prospectus to subscribe for Shortfall Securities.

"Shortfall Securities" means that number of the New Shares that have not validly been applied for by the Closing Date.

"$" means Australian dollars.

"Underwriter" means Patersons Securities Limited.

"Underwriting Agreement" means the underwriting agreement between the Company and the Underwriter summarised in Section 5.2.

"WST" means Western Summer Standard Time, being the time in Perth, Western Australia.

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WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

COMPANY ANNOUNCEMENT

Date:	29 January 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 11

DECEMBER 2006 QUARTERLY REPORT

EXECUTIVE SUMMARY

KENTUCKY USA: OIL LEASES (Westralian Gas and Power 100%)

The company has acquired three new oil leases (Thomas Farm, York Lease and Riddle Farm) and in the next two months will drill 6 new wells and re-enter 3 existing wells which were previous producers.

The company has now built a portfolio of five oil leases with a range of producing and previously producing wells.

The company has conducted significant seismic work on several of the leases and the attached seismic section for the newly acquired Thomas Farm lease shows a significant anomaly interpreted as a seal trap for migrating oil (see attached Seismic Section). This lease is located some 2 kilometres from the first "gusher" in American history and the company is excited at the prospect of drilling this well.

The oil leases are all located in an area with a long history of oil production. The low acquisition costs combined with 100% ownership (less a 12.5% landowners royalty) and low operating costs make even modest production very profitable for the company. The company predicts the combined production from the existing wells will generate significant cashflows for the company with the planned drilling of new wells and re-work of existing wells providing significant upside.

OFFSHORE OIL & GAS LEASES (Westralian Gas and Power 50%)

Seismic mapping of WA-381-P and WA-382-P commenced during the last quarter. Preliminary mapping has identified six leads in the two permits. In the past six exploration wells have been drilled in the permit areas and four of these have had oil or gas indications.

The company is planning to carry out a CSEM (Controlled Source Electro-Magnetic) geophysical survey in 2007. Initial planning has begun for the CSEM survey, and an environmental impact investigation is currently underway. Technical work in this quarter has confirmed the initial assessment that these permits have significant petroleum potential from a variety of geological features.

COAL SEAM METHANE PROJECTS

The large acreage holding; the company's successful native title and land owner agreements; the exploration data arising from drilling and seismic surveys combined with the strategic location in the booming south west coastal region hungry for energy has attracted a number of joint venture enquiries from substantial oil and gas companies.

OPERATIONS

KENTUCKY USA: OIL LEASES (Westralian Gas and Power 100%)

Operations Summary

The company has acquired three new oil leases (Thomas Farm, York Lease and Riddle Farm) and in the next two months will drill 6 new wells and re-enter 3 existing wells which were previous producers. The company has spent the last quarter cleaning out existing wells, refitting pumps and other equipment in order to optimise the existing producing wells. This remedial work has slightly delayed the expected oil revenue however the work is almost complete and the company is poised to commence steady oil production.

The company has now built a portfolio of five oil leases with a range of producing and previously producing wells. The company has conducted significant seismic work on several of the leases and the attached seismic section for the newly acquired Thomas Farm lease shows a significant anomaly interpreted as a seal trap for migrating oil.

Background

During the first quarter of 2006 the Company reviewed opportunities for growth around the world. As the USA is the largest consumer of fossil fuels and has significant reserves of both oil and gas coupled with a stable economy the Company embarked on acquiring a project area aimed at early cash flow. As the Company is small and with limited reserves of cash it was decided to review forgotten areas passed over by the majors. Kentucky has had a long history of oil production in fact as stated in previous announcements, the first "gusher" in American history was located some 2 km from our newly acquired Thomas lease.

The company's oil leases are located in Burkesville, an area is not known for large discoveries but is however an area of low volume, low cost shallow production, which can be maintained over many years (some up to 80 years). This being the case and the low cost entry in purchasing producing leases coupled with a very good local infrastructure has seen Westralian Gas and Power Limited, through its wholly owned subsidiary (Sunset Energy LLC) build a significant acreage position along with modest production over the past six months.

Over this period Sunset has undertaken a program of working over existing wells and replacing and repairing old equipment on wells known to produce oil. This preliminary stage is now nearing an end with oil flows from these old wells now increasing and being sent to the local refinery.

In summary our cash flow has now begun and our drilling of new wells imminent. The next 12 months will be a very exciting time for the Company and its shareholders

The following is an up to date summary of our operations in Kentucky

Carter Lease:

Over the past 3 months a number of the wells on the carter lease have undergone a refit and repair along with an increase in sundry field equipment such as tanks new pumps and flow lines.

The wells on production at this time are Carters 1,3,6 and 13. Wells 3 and 6 will be shut in this week with the installation of a new tank. It is anticipated the combined production will be 8 to 12 barrels per day

New pump equipment and tank has been installed and electricity reconnection will be completed by Friday the 25th to Carter 15. Testing will commence immediately.

Site preparations for the reopening of H1, a previous producer, are complete and it is anticipated the well will be re-entered within 2 weeks.

While the rig is on the lease for the H1 re-entry two new wells (Carters 19 & 20) will be drilled, one in the north fork 200 meters from the presently producing Carter 1 and the other 300 meters north of the H1 well. These wells are a significant distance from other wells and will be drilled deeper that the shallow Granville wells which make up the majority of producing wells on this lease. Good oil shows have been encountered in the Knox formation on nearby leases with several good producers (65 bbls per day) in the lease to the east.

We have high expectation for these wells into the deeper, lightly drilled Knox Formation.

Processing of the seismic survey run prior to Christmas is presently underway and it is anticipated the results will generate significant targets for the next round of drilling on this lease.

Stockton Lease
Work on the Stockton Lease has continued with the opening up of Stockton 7 where oil was recovered during the re-entry up process. The well was bailed out and deepened to remove any sediment build up in the bottom of the hole. The pump has been installed and electricity established to the well. The Company is waiting on a new vacuum pump to arrive when production testing will occur.

Stockton 13, a previous producer has been permitted for re-entry and a rig is due over the hole by early next week. The well will be cleaned out and prepared for production testing in the following few weeks.

Stockton 6 has been refitted with a new vacuum pump and is presently producing 3 barrels per day under a slow commissioning program. It is important to point out that with old wells, over pumping or over enthusiastic pumping can and often results in a significant increase in water production, which adds to the cost of the well production, in many cases making the well uneconomic. By being conservative with these wells we anticipate a long if not spectacular production future.

A seismic survey carried out prior to Christmas has shown a number of drill targets in the west side of the lease. No wells have been drilled in this portion of the lease or adjoining farms and the area is deemed to be highly prospective.

Thomas Farm:
The Company has acquired the lease over the Thomas Farm north of the town. The lease is situated some 2 km south east of the original old American Oil Well, which produced approximately 50,000 barrels of oil prior to it being plugged. The area is seen as highly prospective with several significant discoveries to the west on the adjoining farm. A well drilled approximately 50 meters from the Thomas boundary was reported to have flowed 65 barrels per day prior to drilling problems which caused the well to be abandoned and never put on pump.

The Company has run a seismic survey over this property and there exists a significant anomaly on the section on the west end near the adjoining farm 155m from the boundary fence (See section 1). It is believed that this anomaly will host significant accumulations of oil. Permitting for the drilling of a well is underway and we expect a permit to be issued by the week ending the 2nd of February. A rig is booked to drill this well (Thomas 3) as soon as the permit is issued.

This well will be drilled to 450 m (1450 feet) and is expected to intersect the oil zones in the Granville at 100m (345ft), Stones River at 200m (660ft), Murfreesboro 334m (1085 ft) and

the Knox at 409m (1330ft). These zones have been seen to produce significant amounts of oil throughout the surrounding area.

This seismic has also shown why nearby wells which had oil shows have not contained significant amounts when put on production test due to no appreciable structural high.

York Lease:

The York lease of 105 acres was acquired in December and the Company intends to drill a new well near the old York 2 well, which flowed oil when drilled. The cost of a re-entry for this well is higher than a new well. The previous well was poorly completed and ceased to flow when the rig moved off site. This was due to the well not being put on pump immediately following the drilling.

This lease has had little work undertaken on it and the surrounding area only sparsely drilled. These surrounding wells have had good shows and several have had sustained production over long periods.

The Company will undertake a seismic over this lease in the coming spring and anticipates generating several drilling robust targets.

Riddle Farm

The Company has been negotiating with the owners of this prospect for some 6 months and has now secured the rights to drill for oil on this 250 acre farm.

The lease is situated in a trend where there has been significant success both north and south but not on adjoining leases.

Three Wildcat wells drilled in the lease during the 1980's have been very successful with production of 120, 50 and 10 barrels per day recorded. Once again the production zones were in the Stones River at 260m (675ft), Murfreesboro 330m (1060 ft) and the Knox at 409m (1270ft). The wells were shut in the late 1980's when the price of oil did not warrant the production costs. The Company plans to drill a new well in close proximity to these wells.

The Company also plans to undertake a seismic survey over the lease to determine the best location for number of new wells in the North American summer of 2007. Further the existing wells will be re-entered to establish if they would be economic at today's prices.

We believe this to be a very exciting acquisition with the possibility of leasing adjoining farms a high probability and priority.

Further Acquisitions

The Company is continuing to discuss further leasing opportunities with local landowners and is presently in the final stages of negotiations with two leases adjacent to our existing leases.


500 feet
150 m
N
PROPOSED WELL
THOMAS LEASE
Kentucky Geological Survey 1/21/2007

THOMAS FARM LEASE AND PROPOSED WELL - BURKESVILLE, KENTUCKY


PROPOSED OIL WELL SP 180
TWT
milliseconds
0
Granville
50 (approx. 450 ft)
100
150
200

THOMAS FARM SEISMIC LINE

Seismic Section from the newly acquired Thomas Farm Lease in Kentucky USA showing significant anomaly. The prominent zone of uplift is an interpreted sealed trap for migrating oil. The zone is approximately 100 metres wide. The length is unknown due to the inability to run further seismic tests because the lease is adjacent to the Cumberland River. The Company however believes the trap extends north-south for the full width of our lease.

The Company intends drilling a well into this anomaly in the next few weeks of approximately 1500 feet to test the Granville (345 feet), Stones River (660 feet), Murfreesboro (1,085 feet) and Knox (1,330 feet) formations.

OFFSHORE WESTERN AUSTRALIA
OIL & GAS PERMITS WA-381-P and WA-382-P (WGP 50%)

PROGRESS REPORT

Author: Dr. Mike F. Middleton (formerly: Senior Geoscientist in the Geological Survey of Western Australia and Professor of Petroleum Geology at Curtin University of Technology). The opinions expressed in this article reflect solely the views of the author, based on supplied publicly available data.

SUMMARY

Seismic mapping of WA-381-P and WA-382-P commenced during the last quarter. Preliminary mapping has identified six leads in the two permits. Further mapping is expected to delineate more leads. Reprocessing of the 1991-vintage seismic data has commenced, and attribute analysis (an indication of the presence of hydrocarbons) of the 1991-vintage seismic data has also commenced. A CSEM (Controlled Source Electro-Magnetic) geophysical survey is planned to be carried out in 2007. Initial planning has begun for the CSEM survey, and an environmental impact investigation is currently underway. Technical work in this quarter has confirmed the initial assessment that these permits have significant petroleum potential from a variety of geological features.

INTRODUCTION

WA-381-P and WA-382-P are located immediately offshore Perth, Western Australia. Previous exploration was largely carried out in the 1960s and 1970s by Western Australian Petroleum Pty Ltd (WAPET), and geophysical surveys of this period often could not resolve the geologically complex structures in the basin. A close-grid 2D seismic and the drilling of Araucaria 1 was carried out by Petrofina Exploration in the early 1990s. Six exploration wells have been drilled in the two permit areas, and four of these have had oil or gas indications, with Araucaria 1 (see Fig 1) having an excellent oil show (oil bleeding from cores near the "Break-up Unconformity"). Approximately 10 km to the north of WA-391-P, the Gage Roads 1 well encountered an oil discovery, which was considered un-commercial in 1969, when the price of oil was about US$12 per bbl (approx. present-day dollars). The current seismic grid over the permits is quite extensive with a line spacing varying between 500m and 2000m.

The company was attracted to these permits because of the Gage Roads oil discovery just north of the permit areas, the good indications of oil and gas in various wells within the permits, and the already very good seismic data coverage. The discovery of oil in the Cliff Head Field in the offshore northern Perth Basin has also highlighted the possibility of further offshore oil discoveries in the Perth Basin. Further, despite several different play types being identified within the permit areas, only one type (structural highs on the Breakup Unconformity) has been pursued in exploration efforts to date. Given the good indications of hydrocarbons in, and surrounding, the permits from previous drilling, a different approach, which explores for a wider diversity of play types, may prove very rewarding.

Seismic acquisition and processing technology has improved significantly over the last two decades, and the 1991 seismic survey acquired by Petrofina Exploration obtained superior data to the previous surveys. This can be even further improved with current seismic processing techniques. A set of 1980s vintage seismic data also exists, and it is believed that the quality of this can be considerably improved with modern re-processing.

GEOLOGY

The Perth Basin is well known for its onshore gas and oil deposits north of Perth, and the Whicher Range gas field south of Perth. The WA-381-P and WA-382-P permits are located in the Vlaming Sub-basin, which resides on the western edge of the Perth Basin. This sub-basin contains unusually thick sections of Lower Cretaceous sediments, which were deposited just prior to the continental break-up of Australia's western margin about 135 million years ago. The unconformity formed under extreme tectonic conditions, which left considerable structural relief in the permit areas. These breakup induced structures have been the target of most of the petroleum exploration drilling to date in the Vlaming Sub-basin.

Within the permits, the pre-breakup Lower Cretaceous section contains up to 2500m of interbedded sandstone and shales, with excellent reservoir, seal and source rock characteristics. A thick section of these Lower Cretaceous sediments lies in a 25 km by 25 km depocentre located in the north-western and central part of WA-381-P. The depocentre acts as a kitchen area that can source oil and gas into structures, and stratigraphic traps, in the eastern part of WA-381-P and WA-382-P to the south. Good source rocks have been found in existing wells in this Lower Cretaceous section, and are also know to be present in the underlying Jurassic to Permian aged sediments.

In WA-381-P and WA-382-P, previous petroleum exploration drilling targeted structures with suspected sandstone reservoirs located just above, or just below, the Breakup Unconformity. In a number of cases, these sandstones did not exist, or no seal (shale) was present over the culmination of the structure. Only one major Breakup Unconformity structure remains un-drilled in the two permit, and this has been denoted the Warnbro South Lead (Fig. 1).

The sub-unconformity structures have received little attention by previous explorers. Further, valley fill sand and conglomerate deposits, formed from erosion of the high relief topography after continental breakup, and then covered by marine shales, have also received no attention from explorers. New play types, such as these, will play a key role in the current exploration strategy.

GEOPHYSICS

A preliminary program of seismic mapping has been carried out in the last quarter. This mapping sought to (1) delineate the basin configuration within the permit areas, (2) evaluate the depth of hydrocarbon-source sediments in the kitchen area, and (3) map an initial suite of pre-unconformity structural traps and other previously un-mapped features. Figure 1 shows the set of leads produced to date from this preliminary mapping phase.

The most encouraging lead found in this group is the South Warnbro Lead (mentioned above), because it has good four-way-dip closure at the Breakup Unconformity level, and also independent fault closure at deeper depths. Within the deeper section, high amplitude seismic events (Fig. 2) exhibit a similar character to that described by Tilbury and Smith (APEA 1988) for the Goodwyn Gas Field on the North West Shelf. These seismic data are currently being evaluated for hydrocarbon indications by amplitude versus offset (AVO) and spectral attenuation techniques. Further reprocessing, in terms of generating a modern set of migrated seismic sections has also commenced.

The mapping has also indicated the possibility of hydrocarbon entrapment in valley-fill sands, deposited on the Breakup Unconformity. These sands have been observed to exhibit a high amplitude seismic response (sometimes an indication of hydrocarbons) in places, and have been sealed by a thick blanket of South Perth shale. Detailed mapping is ongoing. The southern-most lead in Figure 2 is of this type.

In keeping with the work commitment for the two permits, a Controlled Source Electromagnetic (CSEM) survey is being planned for the second part of 2007. The CSEM

technique is a method that attempts to detect directly hydrocarbon accumulations, using electromagnetic fields. This method has had success in defining hydrocarbon accumulations in the North Sea and Falklands Basin. An environmental plan is also being currently developed to support this and other geophysical surveys.

CONCLUSIONS

1. A thick and deep kitchen area has been mapped within the permit areas.
2. Six leads have been currently mapped, and several of these have multiple play types within them.
3. A number of the leads appear to have direct hydrocarbon indicators (DHIs), and these are currently being evaluated.
4. A CSEM survey is currently in the planning stage with the acquisition expected to commence before the end of 2007; an environmental plan is also being prepared.
5. Reprocessing of the Petrofina 1991 marine seismic survey has commenced.

FIGURE 1:

Currently mapped leads within WA-381-P and WA-382-P.



GAGE ROADS 2
GAGE ROADS 1
WA-381-P
ARAUCARIA 1
WARNBRO 1
PEEL 1
PARMELIA 1
WARNBRO
SOUTH LEAD
WA-382-P
CHALLENGER 1
BOUVARD 1
OIL DISCOVERY
OIL SHOW
GAS SHOW
DRY WELL
MAPPED LEAD
PERMIT BOUNDARY
0
km
20
SCALE

FIGURE 2:

Seismic section showing interpreted hydrocarbon-bearing sand and shale packages, high amplitude reflection events and possible fluid contacts (gas-water or gas-oil) in the deep structural play within the Warnbro South Lead.



SOUTH PERTH SHALE
BREAKUP UNCONFORMITY
1.5
SHALE
SAND
SHALE
SAND
SECONDS
? GAS-WATER CONTACT
? GAS-WATER CONTACT
SHALE
2.0
2 km

COAL SEAM METHANE

Status of Farm Out Opportunities

As previously announced the company has been seeking joint venture partners to continue exploration of the company's substantial tenement holding in the south west of Western Australia. Over the last 2 years the company has been farming into a 1,280 square kilometre area known as the Leeuwin-Naturaliste Project Area extending from Dunsborough in the north to Augusta in the south. Exploration activities have included 3 wells and extensive seismic surveys. The large acreage holding; the company's successful native title and land owner agreements; the exploration data arising from drilling and seismic surveys combined with the strategic location in the booming south west coastal region hungry for energy has attracted a number of enquiries from substantial oil and gas companies.

The company completed a farm out of 70% of its Greenough SPA located east of Geraldton in the North Perth Basin. The company farmed out 70% of this tenement for $150,000.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

December 2006 Quarterly Cashflow Report

Date:	30th January 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 6

Please find attached the cashflow report for the December 2006 quarter.

Peter Briggs
Executive Chairman

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Westralian Gas and Power Limited

ABN	Quarter ended ("current quarter")
53 109 213 470	31 December 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (6 months) $A'000
1.1	Receipts from product sales and related debtors		4	18
1.2	Payments for	(a)exploration and evaluation	(213)	(416)
		(b) development	(1)	(12)
		(c) production	-	(17)
		(d) administration	(286)	(507)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		20	31
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – including GST refund/(paid)		6	6
	Net Operating Cash Flows		(470)	(897)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments		
		(c) other fixed assets	-	(4)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans/repayments to other entities		(21)	(42)
1.11	Loans from other entities		-	-
1.12	Other (security deposits))		-	-
	Net investing cash flows		(21)	(46)
1.13	Total operating and investing cash flows (carried forward)		(491)	(943)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(491)	(943)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	456	456
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (capital raising costs)	(27)	(27)
	Net financing cash flows	429	429
	Net increase (decrease) in cash held	(62)	(514)
1.20	Cash at beginning of quarter/year to date	382	834
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	320	320

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	108
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments for consulting fees ($71,000), field seismic work ($37,000).

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	
3.2	Credit standby arrangements	Nil	

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	300,000
4.2	Development	-
	Total	**300,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	320	26
5.2	Deposits at call		356
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	320	382

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Greenough SPA	Special Prospecting Authority	100%	30%
6.2	Interests in mining tenements acquired or increased	No change			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference** **+securities** *(description)*	Converting Incentive Preference Shares 13,700,000	Nil	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -	-		
7.3	**+Ordinary securities**	43,674,000	26,776,000	Fully Paid	Fully Paid
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns. of capital, buy-backs	5,696,000 -	5,696,000 -	8 cents -	Fully Paid -
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	16,000,000 4,000,000 4,000,000	16,000,000 - -	*Exercise price* 25 cents 30 cents 30 cents	*Expiry date* 17/9/09 17/9/09 30/11/08
7.8	Issued during quarter				
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*				

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 January 2007
(Director/Company secretary)

Print name: Paul Fromson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

1. COMPLETION OF NON RENOUNCEABLE PRO RATA ISSUE
2. APPENDIX 3Y FOR CHANGE OF DIRECTORS INTERESTS (3)
3. CHANGE OF SUBSTANTIAL SHAREHOLDERS NOTICES (2)
4. FORTHCOMING RELEASE OF SECURITIES FROM ESCROW

Date:	14th February 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 11

Westralian Gas and Power Limited (WGP) is pleased to announce that it has completed its non-renounceable pro rata issue and the 10,918,500 shares have been allotted. As disclosed in the Prospectus the directors all took up their entitlements and directors Peter Briggs and Stephen Thomas took sub-underwriting positions as well.

Attached are three Appendix 3Y Notifications of Change of Directors Interests which details the shares acquired by the three directors pursuant to the pro rata issue

Also attached are two form 604's - Notice of Change of Interests of Substantial Shareholders for Mr Briggs and Mr Thomas.

The company also wishes to advise that on 21 March 2007 the balance of the company's securities currently held in escrow will be eligible for release from escrow. It is the company's intention to apply to ASX to have the securities released from escrow. The securities to be released include 16,898,000 ordinary fully paid shares which will be listed on ASX following release from escrow.

The other securities to be released from escrow will not be listed and comprise 13,700,000 Converting Incentive Preference Shares (CIPS) and 4,000,000 Options exercisable at 30 cents each on or before 17 September 2009. The terms of the CIPS have been fully disclosed in each annual report however the company notes that the CIPS may only be converted to ordinary fully paid shares if the company meets specific performance targets on its coal seam methane projects. The projects are currently dormant pending native title and other requirements. The CIPS may also be converted to shares if the Company's share price trades for a continuous period of 20 days on ASX at or more than 40 cents (Class A CIPS) or at or more than 50 cents (Class B CIPS). If any of the CIPS or options become eligible to be converted to shares prior to their expiry, the company will apply for the shares issued to be quoted on ASX.

Peter Briggs
Executive Chairman

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: WESTRALIAN GAS AND POWER LTD

ACN/ARSN: 109 213 470

1. Details of substantial holder(1)

Name: NEW RESOURCE HOLDINGS PTY LTD

ACN/ARSN (if applicable): 009 248 999

There was a change in the interests of the substantial holder on: 14/2/07

The previous notice was given to the company on: 22/3/05

The previous notice was dated: 22/3/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
NEW RESOURCE HOLDINGS	8,000,000	21.06%	10,000,000	18.32%
YORK HERITAGE PTY LTD	N/A	N/A	2,772,100	5.08%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
14/2/07	NEW RESOURCE HOLDINGS P/L	ACQUIRE 2,000,000 SHARES	$160,000	2,000,000 SHARES	2,000,000
14/2/07	YORK HERITAGE P/L	ACQUIRE 2,247,100 SHARES	$179,768	2,247,100 SHARES	2,247,100
4/7/06	YORK HERITAGE P/L	ACQUIRE 525,000 SHARES	$73,475	525,000 SHARES	525,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
NEW RESOURCE HOLDINGS P/L		SAME	SHARES HELD	10,000,000	10,000,000
YORK HERITAGE P/L		SAME	SHARES HELD	2,772,100	2,772,100

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
NEW BRANCALE HOLDINGS	5 BRANKSOME GARDENS CITY BEACH WA.
YORK HERITAGE	AS ABOVE.

Signature

print name PETER BRIGGS capacity CHAIRMAN.

sign here [signature] date / /

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: WESTRALIAN GAS AND POWER LTD

ACN/ARSN: 109 213 470

1. Details of substantial holder(1)

Name: S L THOMAS AS TRUSTEE FOR SLT FAMILY TRUST

ACN/ARSN (if applicable): ABN 27 497 667 381

There was a change in the interests of the substantial holder on: 14/2/07

The previous notice was given to the company on: 22/3/05

The previous notice was dated: 22/3/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORDINARY SHARES	8,000,000	21.06%	10,603,963	19.42%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
14/2/07	S THOMAS (SLT FAMILY A/C)	ACQUIRED 2,528,963 SH.	$202,317	2,528,963	2,528,963
14/2/07	HARLEY SUPER FUND	ACQUIRED 15,000 SHARES	$1,200	15,000	15,000
29/6/06	HARLEY SUPER FUND	ACQUIRED 60,000 SHARES	$4,200	60,000	60,000

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
S THOMAS (SLT FAMILY A/C)		SAME	SHARES HELD	10,528,963	19.29%
HARLEY SUPER FUND		SAME	SHARES HELD	75,000	0.13%

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A.	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
S THOMAS (SLT FAMILY A/C)	c/- SOMES & COOKE
HARLEY SUPER FUND	PO BOX 709 WEST PERTH W.A.

Signature

print name	STEPHEN THOMAS	capacity	TRUSTEE
sign here		date	14 / 2 / 07.

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Westralian Gas and Power Limited
ABN 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alan Robert Burns
Date of last notice	9/12/05

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct – shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	186,500 shares issued pursuant to a pro rata issue.
Date of change	14 February 2007
No. of securities held prior to change	746,000 Ordinary fully paid shares held directly. 3,000,000 unlisted incentive options exercisable at 30 cents on or before 30/11/2008.
Class	Ordinary fully paid shares
Number acquired	186,500 ordinary fully paid shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,920

No. of securities held after change	932,500 Ordinary fully paid shares. 3,000,000 Unlisted options exercisable at 30 cents on or before 30th November 2008.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased pursuant to a pro rata issue.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Westralian Gas and Power Limited**
ABN	**53 109 213 470**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stephen Thomas
Date of last notice	4/7/06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Stephen Thomas (SLT Family A/c) pursuant to a pro rata issue and underwriting thereon. Also Stephen and Joanne Thomas as trustee for Harley Superannuation Fund, being my super fund, pursuant to a pro rata issue.
Date of change	14 February 2007
No. of securities held prior to change	8,060,000 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Class	As above
Number acquired	2,543,963 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$203,517.04

No. of securities held after change	10,603,963 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased pursuant to pro rata issue and underwriting thereon.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Westralian Gas and Power Limited
ABN 53 109 213 470

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	4/7/06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by New Resource Holdings Pty Ltd and York Heritage Pty Ltd pursuant to a pro rata issue and underwriting thereon.
Date of change	14 February 2007
No. of securities held prior to change	8,525,000 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009.
Class	As above
Number acquired	4,247,100 shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$339,768

No. of securities held after change	12,772,100 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares purchased pursuant to a pro rata issue and underwriting thereon.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

COMMENCEMENT OF SEVEN WELL DRILLING PROGRAM KENTUCKY USA

Date:	15th March 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Westralian Gas and Power Limited is pleased to announce the commencement of its seven well drilling program in its Kentucky USA project area.

Through its wholly owned subsidiary Sunset Energy LLC, the Company spudded its first well, Thomas #1, on the Thomas Farm 2 miles north of the town of Burkesville. The well was spudded at 2.00pm local time and surface casing is being run. It is proposed to drill to 1450 feet and test the Granville and Knox formations, which are known to be oil producers throughout the county.

The drilling program will continue over the next 2 to three months with two wells on the Riddle Farm, two on the Stockton Lease, two on the York Farm and several re-entries of old wells, which have been shut in being drilled over that period.

The Company believes this to be a significant step in its plans to become a serious oil producer in North America.

Stephen Thomas
Managing Director

WESTRALIAN GAS AND POWER LIMITED

FINANCIAL REPORT

FOR THE HALF-YEAR ENDED

31 DECEMBER 2006

DIRECTORS' REPORT

Your directors present their report on the consolidated entity for the half-year ended 31 December 2006.

Directors

The names of directors in office at any time during or since the end of the half-year are:

- Peter Briggs
- Stephen Leslie Thomas
- Alan Robert Burns

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

Principal Activities

The principal activities of the consolidated entity during the half-year were:

- Onshore exploration for coal seam methane gas in the south west of Western Australia.
- Onshore exploration for oil in Kentucky USA including limited oil production; and
- Offshore exploration for oil and gas off the south coast of Western Australia.

Review of Operations

Kentucky USA: Oil Leases (Westralian Gas And Power 100%)

The company has acquired three new oil leases (Thomas Farm, York Lease and Riddle Farm) and has commenced a 7 well drilling program which will be conducted over the next two to three months and will also re-enter a number of existing wells which were previous producers.

The company has now built a portfolio of five oil leases with a range of producing and previously producing wells.

The company has conducted significant seismic work on several of the leases and on the newly acquired Thomas Farm lease the seismic shows a significant anomaly interpreted as a sealed trap for migrating oil. This lease is located some 2 kilometres from the first "gusher" in American history and the company has commenced drilling this exciting prospect as the first of its seven well drilling program.

The oil leases are all located in an area with a long history of oil production. The low acquisition costs combined with 100% ownership (less a 12.5% landowners royalty) and low operating costs make even modest production very profitable for the company. The company predicts the combined production from the existing wells will generate significant cashflows for the company with the planned drilling of new wells and re-work of existing wells providing significant upside.

Offshore Oil & Gas Leases WA-381-P and WA-382-P(Westralian Gas And Power 50%)

Seismic mapping of WA-381-P and WA-382-P commenced during the last quarter. Preliminary mapping has identified six leads in the two permits. In the past six exploration wells have been drilled in the permit areas and four of these have had oil or gas indications.

The company is planning to carry out a CSEM (Controlled Source Electro-Magnetic) geophysical survey in 2007. Initial planning has begun for the CSEM survey, and an environmental impact investigation is currently underway. Technical work in this quarter has confirmed the initial assessment that these permits have significant petroleum potential from a variety of geological features.

In summary:

1. A thick and deep kitchen area has been mapped within the permit areas.
2. Six leads have been currently mapped, and several of these have multiple play types within them.
3. A number of the leads appear to have direct hydrocarbon indicators (DHIs), and these are currently being evaluated.
4. A CSEM survey is currently in the planning stage with the acquisition expected to commence before the end of 2007; an environmental plan is also being prepared.
5. Reprocessing of the Petrofina 1991 marine seismic survey has commenced.

Coal Seam Methane

The company has been seeking joint venture partners to continue exploration of the company's substantial tenement holdings in the south west of Western Australia. Over the last 2 years the company has been farming into a 1,280 square kilometre area known as the Leeuwin-Naturaliste Project Area extending from Dunsborough in the north to Augusta in the south. Exploration activities have included 3 wells and extensive seismic surveys. The large acreage holding; the company's successful native title and land owner agreements; the exploration data arising from drilling and seismic surveys combined with the strategic location in the booming south west coastal region hungry for energy has attracted a number of enquiries from substantial oil and gas companies.

The company completed a farm out of 70% of its Greenough SPA located east of Geraldton in the North Perth Basin. The company farmed out 70% of this tenement for $150,000.

Consolidated Report

The company has incorporated two wholly owned subsidiaries since the last half yearly report for the half-year ended 31 December 2005.

- On 2 February 2006 the company incorporated a subsidiary Westralian Petroleum Ltd to conduct its offshore oil and gas exploration off the south west coast of Western Australia.

- On 13 March 2006 the company incorporated an offshore subsidiary Sunset Energy LLC based in Delaware USA to conduct its Kentucky USA based oil production and exploration activities.

The results in the income statement and cashflow for the half year ended 31 December 2006 are therefore consolidated results whereas the corresponding reports for the half year ended 31 December 2005 are for Westralian Gas and Power Ltd only as the subsidiaries didn't exist for that period.

Results of Operations

The company incurred an after tax operating loss for the half-year ended 31 December 2006 of $1,109,738 (half-year ended 31 December 2005 loss of $1,093,675).

Auditors Independence Declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 5.

Signed in accordance with a resolution of the directors

Stephen Thomas
Managing Director

Perth, Western Australia
15th March 2007

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
128 Hay Street Subiaco 6008
PO Box 700 West Perth 6872
Western Australia
Telephone (08) 9380 8400
Facsimile (08) 9380 8499
www.horwath.com.au

15 March 2007

Private and Confidential

The Board of Directors
Westralian Gas and Power Limited
Level 1, 30 Richardson Street
WEST PERTH WA 6005

AUDITOR'S INDEPENDENCE DECLARATION

This declaration is made in connection with my audit of the financial report of Westralian Gas and Power Limited for the half-year ended 31 December 2006 and in accordance with the provisions of the *Corporations Act 2001*.

As lead auditor I declare that, to the best of my knowledge and belief, there have been:

- No contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to this audit;
- No contraventions of the Code of Professional Conduct of the Institute of Chartered Accountants in Australia in relation to this audit.

Yours sincerely
HORWATH AUDIT (WA) PTY LIMITED

Horwath.
Glyn O'Brien

GLYN O'BRIEN
Director

WESTRALIAN GAS AND POWER LIMITED
CONDENSED INCOME STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Note	Consolidated	
		31 December 2006	31 December 2005
Revenues from continuing operations		45,329	61,757
Production lease costs		(53,367)	-
Option issue cost		-	(235,697)
Employee benefits and consultants expense		(241,489)	(204,392)
Depreciation and amortisation expense		(8,637)	(1,691)
Exploration expenditure written off		(343,213)	(541,785)
Development costs written off		(147,263)	-
Administrative expenditure		(342,032)	(139,885)
Unrealised exchange loss		(19,066)	-
Other expenses from ordinary activities		-	(31,982)
Loss before income tax expense		(1,109,738)	(1,093,675)
Income tax expense		-	-
Loss after related income tax expense		(1,109,738)	(1,093,675)
Basic earnings per share (cents per share)	3	(2.9)	(2.9)
Diluted earnings per share (cents per share)	3	(2.9)	(2.9)

The above income statement should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
CONDENSED BALANCE SHEET
AS AT 31 DECEMBER 2006

	Note	Consolidated 31 December 2006	30 June 2006
CURRENT ASSETS			
Cash and cash equivalents		320,538	833,593
Trade and other Receivables		85,290	44,250
TOTAL CURRENT ASSETS		405,828	877,700
NON-CURRENT ASSETS			
Trade and other Receivables		-	1,600
Property, plant and equipment		100,680	101,955
Intangible assets		1,277	-
Other assets		74,455	215,716
Other financial assets		2,000	2,660
TOTAL NON-CURRENT ASSETS		178,412	321,931
TOTAL ASSETS		584,240	1,199,774
CURRENT LIABILITIES			
Trade and other Payables		126,267	67,507
TOTAL CURRENT LIABILITIES		126,267	67,507
TOTAL LIABILITIES		126,767	67,507
NET ASSETS		457,973	1,199,774
EQUITY			
Contributed equity	4(a) (b)	4,531,827	4,102,781
Option Issue Reserve	4(d)	235,697	235,697
Foreign Currency Translation Reserve		6,398	-
Accumulated losses		(4,315,949)	(3,206,211)
TOTAL EQUITY		457,973	1,132,267

The above balance sheet should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

Consolidated	Share Capital Ordinary $	Reserves $	Accumulated Losses $	Total $
Balance at 1 July 2005	4,102,781	-	(1,405,103)	2,697,678
Loss attributable to members for half year	-	-	(1,093,675)	(1,093,675)
Shares Issued during the half year	-	-	-	-
Share Issue Costs	-	-	-	-
Option Issue Reserve	-	235,697	-	235,697
Balance at 31 December 2005	4,102,781	235,697	(2,498,778)	1,839,700
Loss attributable to members for half-year	-	-	(707,433)	(707,433)
Shares Issued during the half-year	-	-	-	-
Share Issue Costs	-	-	-	-
Option Issue Reserve	-	-	-	-
Balance at 30 June 2006	4,102,781	235,697	(3,206,211)	1,132,267
Loss attributable to members for half year			(1,109,738)	(1,109,738)
Shares Issued during the year	455,680			455,680
Share Issue Costs	(26,634)			(26,634)
Option Issue Reserve	-	-	-	-
Foreign Currency Translation Reserve	-	6,398	-	6,398
Balance at 31 December 2006	4,531,827	242,095	(4,315,949)	457,973

The above statement of changes in equity should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
CASHFLOW STATEMENT
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

	Consolidated	
	31 December	31 December
CASH FLOWS FROM OPERATING ACTIVITIES	2006	2005
Payments to suppliers and employees	(943,623)	(896,051)
Sales revenue	17,975	-
Other revenue	15,130	-
Interest received	12,223	64,780
Net cash provided by (used in) operating activities	(898,295)	(831,271)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(1,096)	(23,023)
Purchase of investments	-	(2,000)
Net cash provided by (used in) investing activities	(1,096)	(25,023)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issue of shares (net of raising costs)	429,046	-
Loans made or repayment of borrowings	(42,710)	(38,405)
Net cash provided by (used in) financing activities	386,336	(38,405)
Net increase/(decrease) in cash held	(513,055)	(894,699)
Cash at beginning of half-year	833,593	2,657,849
Cash at end of half-year	320,538	1,763,150

The above cash flow statement should be read in conjunction with the accompanying Notes.

WESTRALIAN GAS AND POWER LIMITED
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2006

NOTE 1: STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Australian Accounting Standard 134 "Interim Financial Reporting" and the Corporations Act 2001.

The historical cost basis has been used, except for investment properties, land and buildings, derivatives and available-for-sale financial assets which have been measured at fair value.

This interim report does not include all the notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report. Accordingly, this interim financial report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Westralian Gas and Power Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The same accounting policies and methods of computation have generally been followed in this interim financial report as compared with the most recent annual financial report.

NOTE 2: WORKING CAPITAL

The consolidated entity incurred a loss for the period of $1,109,738 (2005 $1,093,675) and a cash outflow from operating activities of $898,295 (2005 $831,271).

At 31 December 2006 the consolidated entity had cash assets of $320,538 (2005 $833,593) and working capital of $279,561 (2005 $810,193).

Subsequent to the year end, and as described in note 8, the company raised $873,480 from a further issue of 10,918,500 shares, adding to the company's cash reserves.

As described in the Directors' report the company is actively examining its exploration assets and the Directors believe these to be of value to the company. The potential value of these assets could be realised through the company developing the assets itself or through an agreement with an external party.

In addition to the above exploration assets, the company has acquired three oil leases in the USA. The Directors believe these assets will yield significant income and positive cash flows in the future and the company will continue to invest in these tenements to maximise their production capacities.

As the company continues to invest in exploring and developing its assets, the company may require additional working capital that may be funded through, cash flows from existing assets, proceeds from asset sales or additional capital raisings by share placements. As such, the Directors consider the company can manage its assets to ensure sufficient funds are available to meet its financial responsibilities. Based on this, the Directors consider it appropriate that the financial report be prepared on a going concern basis.

NOTE 3: EARNINGS PER SHARE

		Half Year Ended 31/12/06	Half Year Ended 31/12/05
a.	Earnings used in the calculation of basic EPS	(1,109,738)	(1,093,675)
	Earnings used in the calculation of dilutive EPS	(1,109,738)	(1,093,675)

NOTE 3: EARNINGS PER SHARE

		Half Year Ended 31/12/06	Half Year Ended 31/12/05
b.	Weighted average number of ordinary shares outstanding during the half-year used in calculation of basic EPS	38,635,231	37,978,000
	Weighted average number of ordinary shares outstanding during the half-year used in calculation of dilutive EPS	38,635,231	37,978,000

c. Classification of securities

The options on issue have not been included in the calculation of dilutive EPS because their exercise would not be dilutive in nature.

The converting incentive preference shares are not included in the determination of basic or diluted earnings per share as they are convertible upon the Company achieving specified production reserves or share prices for the Company shares on ASX. At the reporting date these thresholds had not been achieved.

d.	Earning per share		
	Earnings per share - cents	(2.9)	(2.9)
	Dilutive earnings per share - cents	(2.9)	(2.9)

NOTE 4: EQUITY SECURITIES ISSUED

a. Ordinary shares	**Half-year ended 31/12/2006** Number	**Half-year ended 31/12/2005** Number	**Half year ended 31/12/2006** $	**Half-year ended 31/12/2005** $
At the beginning of the period	37,978,000	37,978,000	4,101,411	4,101,411
Shares issued during the period				
Issue on 8 December 2006	5,696,000	-	455,680	-
Transaction costs relating to share issues	-	-	(26,634)	-
At reporting date	43,674,000	37,978,000	4,530,457	4,101,411

Ordinary shares participate in dividends and the proceeds on winding up in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

b. Converting Incentive Preference Shares (CIPS)	**Half-year ended 31/12/2006** Number	**Half-year ended 31/12/2005** Number	**Half year ended 31/12/2006** $	**Half-year ended 31/12/2005** $
At the beginning of reporting period	13,700,000	13,700,000	1,370	1,370
Shares issued during year	-	-	-	-
At reporting date	13,700,000	13,700,000	1,370	1,370

c. Listed Options	Half-year ended 31/12/2006 Number	Half-year ended 31/12/2005 Number	Half year ended 31/12/2006 $	Half-year ended 31/12/2005 $
At the beginning of reporting period	16,000,000	16,000,000	-	-
Options issued during year	-	-	-	-
At reporting date	16,000,000	16,000,000	-	-

d. Unlisted Options	Half-year ended 31/12/2006 Number	Half-year ended 31/12/2005 Number	Half-year ended 31/12/2006 $	Half-year ended 31/12/2005 $
At the beginning of reporting period	8,000,000	4,000,000	235,697	-
4,000,000 options exercisable at 30 cents on or before 30/11/08	-	4,000,000	-	235,697
At reporting date	8,000,000	8,000,000	235,697	235,697-
Total Contributed Equity including Ordinary Shares, Option Issue Reserve and CIPS			4,767,524	4,338,478

NOTE 5: SEGMENT REPORTING

Primary Reporting — Business Segments and Geographical Location

The Company operates in one industry segment being the oil and gas sector. The coal seam methane operations are conducted onshore in the southwest of Western Australia. The Offshore oil and gas operations are conducted off the south west coast of Western Australia. The company is also conducting oil exploration in Kentucky USA and has recently commenced oil production in that state also.

Reporting by geographical location is as follows:

Half year ended 31 December 2006	Australia	USA	Intersegment eliminations	Consolidated
Total segment revenue	87,223	18,106	(60,000)	45,329
Intersegment sales	-	-	-	-
Total sales revenue	-	17,975	-	17,975
Segment result	(747,931)	(361,807)	-	(1,109,738)

Half year ended 31 December 2005	Australia	USA	Intersegment eliminations	Consolidated
Total segment revenue	61,757	-	-	61,757
Intersegment sales	-	-	-	-
Total sales revenue	-	-	-	-
Segment result	(1,093,675)	-	-	(1,093,675)

NOTE 6: CONTINGENT LIABILITIES

There have been no changes in contingent liabilities or contingent assets since the last annual reporting date, 30 June 2006

NOTE 7: CAPITAL COMMITMENTS

There have been no material changes in capital commitments since the last annual reporting date, 30 June 2006

NOTE 8: EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to year end on 14 February 2007 the company completed a pro rata entitlement issue of 10,918,500 shares at 8 cents each to raise $873,480. Other than this there have been no significant events subsequent to the reporting date.

NOTE 9: COMPANY DETAILS

The registered office and principal place of business of the company is Suite 1, 46 Ord Street, West Perth, Western Australia.

Directors' Declaration

The directors of the company declare that:

1. the financial statements and notes, as set out on pages 6 to 13 are in accordance with the Corporations Act 2001 and:

    a. Comply with Accounting Standard (AASB 134; Interim Financial Reporting), the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

    b. Give a true and fair view of the financial position of the company as at 31 December 2006 and of the performance for the half-year ended on that date;

2. in the directors' opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Stephen Thomas
Managing Director

Perth, Western Australia
15th March 2007

Horwath

Horwath Audit (WA) Pty Ltd
ABN 79 112 284 787
Chartered Accountants
128 Hay Street Subiaco 6008
PO Box 700 West Perth 6872
Western Australia
Telephone (08) 9380 8400
Facsimile (08) 9380 8499
www.horwath.com.au

Independent auditors' review report to members of Westralian Gas and Power Limited

We have reviewed the accompanying half year financial report of Westralian Gas and Power Ltd which comprises the consolidated balance sheet at 31 December 2006, and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the half year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Consolidated Half Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the consolidated half year financial report in accordance with Accounting Standards in Australia and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated half year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Auditor of an Entity*, in order to state whether, on the basis of the procedures described, anything has come to our attention that causes us to believe that the consolidated financial report is not fairly presented, in all material respects, in accordance with AASB 134 *Interim Financial Reporting*. As the auditor of Westralian Gas and Power Ltd, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Australian professional accounting bodies.

Conclusion

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the consolidated half year financial report of Westralian Gas and Power Ltd

Horwath

does not fairly present, in all material respects the financial position of the group at 31 December 2006, and of its financial performance and its cash flows for the half year ended on that date, in accordance with AASB 134 *Interim Financial Reporting*.

Inherent uncertainty regarding continuation as a going concern

Without qualification to the review opinion expressed above, attention is drawn to the following matter. As a result of the matters detailed in Note 2, there is inherent uncertainty whether the Company and it's controlled entities will be able to continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.

Dated the 15th day of March 2007.

HORWATH AUDIT (WA) PTY LTD

Horwath

Glyn O'Brien

GLYN O'BRIEN
Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

DRILLING PROGRESS REPORT – THOMAS WELL No 1 KENTUCKY USA

Date:	19th March 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Drilling Progress Report – Thomas Well No 1 (Kentucky USA – Westralian Gas and Power 100%)

The Thomas #1, on the Thomas Farm 2 miles north of the town of Burkesville, is currently at 450 feet (139 metres).

Surface casing has been cemented into place and drilling has continued to 450 feet. A salt-water zone at 420 feet was cemented shut over the weekend.

Drilling will re-commence on Monday at 10.00pm WST (8.00am Monday Kentucky time) with a planned total depth of 1,400 feet (430 metres).

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

DRILLING PROGRESS REPORT – THOMAS WELL No 1 KENTUCKY USA

Date:	20th March 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Drilling Progress Report – Thomas Well No 1 (Kentucky USA – Westralian Gas and Power 100%)

The Thomas #1, on the Thomas Farm 2 miles north of the town of Burkesville, is currently at 700 feet (215 metres).

During drilling, salt water was intersected at 590 feet (180 meters) and a cement job to seal the zone was undertaken once drilling had ceased.

The zone will be left over night to cure and will be drilled out in the morning.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

DRILLING PROGRESS REPORT – THOMAS WELL No 1 KENTUCKY USA

Date:	21st March 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Drilling Progress Report – Thomas Well No 1 (Kentucky USA – Westralian Gas and Power 100%)

The Thomas #1, on the Thomas Farm 2 miles north of the town of Burkesville, is currently at 700 feet (215 metres).

On advice from the drilling company the well will not recommence until 8.00am Kentucky time (10pm Perth time today). This will allow the cement job over the water zone to reach a higher level of competency.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

DRILLING PROGRESS REPORT – THOMAS WELL No 1 KENTUCKY USA

Date:	22nd March 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Drilling Progress Report # 5 – Thomas Well No 1 (Kentucky USA – Westralian Gas and Power 100%)

The Thomas #1, on the Thomas Farm 2 miles north of the town of Burkesville, is currently at 1131 feet (350 metres).

Drilled out cement without incident.

Finished the days drilling at 1131 feet, in the Wells Creek Formation. Anticipate reaching target depth of 1425 feet (440 metres) by the end of day tomorrow (Kentucky time).

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com au

DRILLING PROGRESS REPORT – THOMAS WELL No 1 KENTUCKY USA

Date:	23rd March 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Drilling Progress Report # 6 – Thomas Well No 1 (Kentucky USA – Westralian Gas and Power 100%)

The Thomas #1, on the Thomas Farm 2 miles north of the town of Burkesville, has reached its final depth of 1375 feet (425 metres).

Finished drilling below the second break in the Knox formation at 1375 feet.

A small show of oil was encountered in the first break in the Knox at 1319 feet in the Church member.

The well will be logged over the weekend and results assessed over the following week.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3B – RELEASE OF SHARES FROM ESCROW

Date:	23rd March 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 8

Please find attached an Appendix 3B – Application for Quotation – for the fully paid ordinary shares released from escrow due to expiry of the 2 year restriction period which commenced at the time of listing of the company.

Stephen Thomas
Managing Director

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5 Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

Westralian Gas and Power Ltd

ABN

53 109 213 470

We (the entity) give ASX the following information.

Part 1 - All issues – Not Applicable – release of existing shares from escrow - see Part 3

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	54,592,500 shares	Ordinary fully paid shares
		16,000,000 options	Options exercisable at 25 cents by 17/9/2009

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	13.7 million CIPS	Converting Incentive Preference Shares
		4 million Options	Options exercisable at 30 cents by 17/9/2009
		4 millions Options	Options exercisable at 30 cents by 30/11/2008

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue – Not Applicable

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) – Not Applicable

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	16,898,000
39	Class of +securities for which quotation is sought	Ordinary fully paid shares
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	End of restriction period.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
54,592,500 shares	Ordinary fully paid shares
16,000,000 options	Options exercisable at 25 cents by 17/9/2009

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .. P Fromson Date:23/03/2007

Company secretary

Print name: Paul Fromson

== == == == ==

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

2 April 2007

Westralian Gas & Power Limited

TRADING HALT

The securities of Westralian Gas & Power Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 4 April 2007 or when the announcement is released to the market.

Security Code: WGP
WGPO

Jill Hewitt
Adviser, Issuers (Perth)

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

REQUEST FOR TRADING HALT

Date:	1st April 2007
To:	ASX Perth Office
By Facsimile:	92212020
Number of Pages:	1

Westralian Gas and Power Limited hereby requests a Trading Halt pursuant to ASX Listing Rule 17.1.

The reason for the trading halt is the pending release of a price sensitive stock exchange announcement.

The Company requests the trading halt be lifted following release of the announcement which is expected to be made during business hours on Monday 2nd April.

The event requiring the trading halt is the drilling of the Company's second oil well in Kentucky USA over the weekend and the subsequent discovery of oil.

The Company is not aware of any reason why the trading halt should not be granted.

P Fromson

Paul Fromson
Company Secretary

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

OIL DISCOVERY – KENTUCKY USA
RIDDLE WELL No 7

Date:	3rd April 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 4

Oil Discovery – Riddle Well No 7 (Kentucky USA – Westralian Gas and Power 100%)

The Board of Westralian Gas and Power Ltd is pleased to announce a significant oil discovery on one of its oil leases in Kentucky USA.

The Company's Managing Director Stephen Thomas is on site in Kentucky USA directing operations and he reports as follows:

"Westralian Gas and Power Limited through its wholly owned subsidiary Sunset Energy LLC has made a significant step into becoming an established oil producer in Kentucky with its drilling of the Riddle #7 well on the recently acquired Riddle lease.

The Riddle #7 well was spudded on Friday 30th of March.

Nearby wells have had significant shows of hydrocarbons in the Stones River (between 655 and 770 ft) and Murfreesboro Formations (1000 to 1100Ft).

During drilling the Stones River was intersected at 487 ft with no significant hydrocarbons encountered. At 755 ft the well encountered good shows of gas over approximately 10 ft and it flowed to surface through the booie tube. Drilling continued without any liquid hydrocarbons encountered.

The Murfreesboro was reached at 805 ft and drilled to 975 ft by the end of the drilling day.

Work recommenced at 8.00 am on Saturday 31st. Drilling began with an expected target zone at 1100 ft anticipated to be reached at 10.30 am.

At 8.15 am the drill intersected live oil at 995 ft. The oil blew to surface with a strong gas flow into (and over) the mud pit through the booie line for a distance of over 60 ft through the 4.5 inch pipe. See figures 1 and 2.

Drilling ceased and a control valve with flow line was attached. The flow line was attached to the storage tank some 100 ft away.

The well was then left to flow unassisted through the 2.5 inch control valve (choked back by 50%) into the tank.

Initial measurements showed the well to be flowing at 1 barrel of oil per minute. The 115 barrel tank was filled to spill point within three hours whereby the oil was transferred to a truck for transport to the refinery.

The flow period was from 9.00 am to 4.00 pm with a short interruption for the oil transfer. The well was shut in at 4.00 pm having produced approximately 155 barrels over 7 hours.

The wells production will now be assessed over the next week to establish a sustainable production level.

Sunset Energy LLC has two other targets already permitted to drill in this lease over the next 2 to three weeks.

We believe this to be a very exciting step for the Company."

Kentucky USA Update

The Company through its wholly owned subsidiary Sunset Energy LLC has built a portfolio of 5 oil leases with a total area of over 1,000 acres in Kentucky USA near the city of Burkesville. The Company is in the process of finalising a sixth acquisition and is actively pursuing a number of other acquisitions. The oil leases are all 100% owned by the Company (through its subsidiary) with the only encumbrance being a 12.5% landowner's royalty on each lease.

The Company is currently assessing a number of producing wells which were acquired with the above 5 oil leases and it expects the oil production from these wells will exceed the original estimate of 15 barrels per day following a re-work program.

The Riddle Well No 7 is the second in a seven well program which commenced last week with Thomas Well No 1. That well is still in test mode with oil shows at the bottom of the well. Comparable wells in the area have taken some time to settle down before sustainable production occurs and the Company will continue with this well in test mode over the next few weeks.

As reported above the Company has a further two wells permitted on the Riddle lease with drilling expected to occur over the next two to three weeks.

With oil prices around US$60 a barrel and an exchange rate of 80 cents the company expects around A$65 per barrel revenue after deducting the landowners royalty. The wells being drilled are relatively shallow at around 1,000 feet with total well costs around US$10,000 –US$12,000 for the deepest wells.

The payback on these wells with even modest production is therefore extremely short and in fact the above Riddle No 7 well has already produced enough oil to cover its cost with oil flows continuing overnight.

The Company is excited at the prospect of further drilling of these low risk, low cost wells which are 100% owned by the Company and capable of producing profits from even modest production. The significant acreage position and the ability to drill wells 400 feet apart means the Company has the opportunity to drill a number of wells on each lease all in the one region with existing power infrastructure on each lease and a refinery only 25 miles away.

The Company intends to continue with its lease acquisitions in Kentucky USA to build on its existing portfolio and given the success of the Riddle Well No 7 will consider extending its current seven well drilling program.

Peter Briggs
Chairman


Figure 1 – Riddle Well No 7 Oil Blow to surface from 995 feet


Figure 2 – Riddle Well No 7 Oil Blow over 60 feet into drilling waste pit.

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

COMMENCEMENT OF RIDDLE WELL No 5
KENTUCKY USA

Date:	4th April 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Spudding of Riddle Well 5

Westralian Gas and Power Limited is pleased to announce the commencement of Riddle Well No 5, the third well in the current seven well drilling program.

Riddle Well No 5 was spudded at 8.00 am local time Kentucky USA and its status is drilling ahead.

This well is approximately 600 feet to the west of the Company's successful Riddle Well No 7.

Riddle Well 7

A well head has been installed on Riddle Well No 7 and as previously advised testing will continue over the next week or two to prove sustainable oil flows.

Peter Briggs
Chairman

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

DRILLING PROGRESS REPORT – RIDDLE WELL NO 5

Date:	5th April 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Drilling has continued overnight and the current depth of the well is 1000 feet.

The drilling has encountered the same formations as our successful Riddle No 7 Well and gas occurred at the same depth above sea level.

The current well will be approximately 80-100 feet deeper than Riddle Well No 7 because the well was spudded on a small hill.

Drilling will continue and it is expected that the horizon that produced oil in Riddle Well No 7 will be drilled in the next 100 feet.

Peter Briggs
Chairman

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

SECOND RIDDLE WELL PRODUCES OIL
KENTUCKY USA

Date:	10th April 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 2

Riddle Number 5
Following the successful drilling of the Riddle #7 well, the rig was moved to the Riddle #5 site and spudded on Wednesday the 4th of April. The well was drilled to 850 ft and intersected the gas zone seen in Riddle #7 at 790 ft. Gas was flowed over the next 15 hours and drilling recommenced once the gas flow ceased. The oil zone was once again seen at the same height above sea level and oil produced in to the mud pit. Without the assistance of the gas lift seen in Riddle #7 oil was unable to be produced to surface but was produced as part of the drilling operations. The rig was released and preparations are being made to install a beam pump on the well to begin production testing of the well.

Riddle Number 7
Following the release of the drilling rig, a work over rig has been mobilised to install production tubing into the hole to begin pumping operations and flow rate assessment.

Thomas Number 1
Operations at the Thomas # 1 well are presently on standby with a view to allowing the oil zone in the well to be charge the well bore and allow for a production test program. This test will commence in 3 to 4 weeks.

Kentucky "Oil Farming" Project Economics
The Company is now three wells into a nine (previously seven) well drilling program and is well pleased with progress to date.

For the benefit of existing security holders and potential investors the Company wishes to clarify what it is trying to achieve in Kentucky USA and the economics of the drilling program.

West Gas through its wholly owned subsidiary is the 100% owner of 7 oil leases (including a recent acquisition). These oil leases contain producing wells and previously producing wells, which have lain dormant for some time. A number of these wells were drilled over 30 years ago when oil prices were extremely low and the owners couldn't justify further expenditure or the cost of pumping and maintaining the well. These wells have previously produced between 5 – 15 barrels per day and require relatively modest expenditure to bring back into production.

To understand the economics of our drilling program in Kentucky if you take the example of a well producing just **one** barrel per day the economics are as follows:

Economics of One barrel per day production

Oil Production	One bpd
Days of production	365 pa
Oil Price $US	65
Annual Revenue	$US23,725
Landowners Royalty	12.5%
Net Revenue after royalty	$US20,759
Exchange Rate	.81
Net Revenue after royalty	$AUD $25,628
Payback of drilling costs	9 months

The cost of our deepest wells completed with a beam pump installed and connected to mains electricity is approximately US$15,000. Therefore even one barrel per day production represents a pay back of only 9 months.

The company's operating costs are very low with a field supervisor basically monitoring the pumps. All pumps are connected to mains electricity and the day-to-day activities are very low. The oil is pumped to holding tanks adjacent to the well and the oil is collected by tanker as required and trucked to a refinery just 25 miles away.

The company's acquisition costs to date are around US$100,000 for the seven leases and each lease has a 12.5% landowner's royalty. With 100% ownership of the wells combined with the low cost acquisition and drilling costs the Company is able to run a profitable operation with only modest production. It is therefore the company's intention to be an "oil farmer" and drill and bring into production a series of low cost wells. The exciting "upside" for the company occurs when wells such as Riddle Wells No 5 & 7 produce significant amounts of oil immediately. Although the sustainable production on these wells is yet to be proved the oil produced during initial flow stage of the drilling has already paid a significant portion of the well costs. The Burkesville area has a long history of oil production with wells in the range of 40 – 100 barrels per day not uncommon and the company anticipates further success as that of Riddle Well No 7.

The next well to be drilled is Riddle #6 well some 600 feet to the north of Riddle No 7. Following this the company will move to Stockton to drill three wells and then the York lease to drill two wells completing the current well program. As announced earlier the company is investigating potential sites for further drilling as it moves towards becoming an "oil farmer".

Further Oil Lease Acquisition

As previously advised the company has continued its acquisitions and has acquired an 800 acre property known as the Allen Lease. This property is 4 miles to the west of Burkesville and is located in a known oil producing area.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

CHANGE OF DIRECTORS INTEREST

Date:	13th April 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y – Change of Directors Interest – for Mr Peter Briggs.

Stephen Thomas
Managing Director

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Westralian Gas and Power Limited	
ABN 53 109 213 470	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	14/02/07

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or Indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by New Resource Holdings Pty Ltd and York Heritage Pty Ltd in which Peter Briggs has an interest.
Date of change	5 April 2007 – 10 April 2007
No. of securities held prior to change	12,772,100 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009.
Class	As above
Number acquired	-
Number disposed	540,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$104,714

No. of securities held after change	12,232,100 Ordinary fully paid shares. 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares sold on market.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

KENTUCKY OIL PROJECT PROGRESS REPORT

Date:	24th April 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Kentucky Oil Project Update

The Company wishes to announce that the 4th load of oil from the Riddle #7 well was delivered to the refinery on Friday the 20th of April. The total volume from the Riddle #7 to date is approximately 400 barrels, being incidental oil production during drilling operations and during setting of the beam pump and production string.

The Riddle #7 well has now been fitted with it's beam pump but is yet to be connected to electricity, connection is expected in the next few days. The well in the mean time is flowing naturally to surface under reservoir pressure. This is extremely encouraging for the expected production to occur using the beam pump.

Riddle #5 is now being fitted with a beam pump and it is anticipated the well will be put on production by the end of the week. Riddle #5 is not producing oil to surface naturally as it is significantly higher above sea level than Riddle #7.

The Riddle #6 well site has now been prepared and permit to drill issued. The drill crew is due on site by Friday 28th and it anticipated it will intersect the same producing horizons as seen in Riddle's #7 and #5.

Once the drill crew is released from Riddle #6 it will move to the Stockton lease to drill two seismically defined structures in the Murfreesboro Formation.

The Company is now permitting a further 4 well locations on the Riddle lease to follow the drilling on the Stockton lease.

The Company's Managing Director, Mr Stephen Thomas is on his way to Burkesville to oversee the operations for the next 3 weeks of intense activity.

Stephen Thomas
Managing Director

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

COMPANY ANNOUNCEMENT

Date:	30 April 2007	
To:	Companies Announcement Office, ASX	
By Electronic Lodgement	Number of Pages:	16

MARCH 2007 QUARTERLY REPORT
MARCH 2007 QUARTERLY CASHFLOW

EXECUTIVE SUMMARY

KENTUCKY USA: OIL LEASES (Westralian Gas and Power 100%)

The Company has added two new leases, the Dyer and Davis, to its leaseholding in the county. The Davis is approximately 200 acres and the Dyer is approximately 800 acres. Both new areas have had oil recovered from them in the past and the company is now undertaking a geological review of the existing database. The Company now holds approximately 2000 acres of leases and is negotiating to build that holding to 4000 acres.

The company has now begun its drilling campaign of 7 wells, which will continue into the US summer.

The oil leases are all located in an area with a long history of oil production. The low acquisition costs combined with 100% ownership (less a 12.5% landowners royalty) and low operating costs make even modest production very profitable for the company.

The company is greatly encouraged by recent events in its drilling program, which has resulted in heightened confidence of generating significant cash flows in the very near future to support the Company's ongoing exploration.

OFFSHORE OIL & GAS LEASES (Westralian Gas and Power 50%)

Seismic mapping of WA-381-P and WA-382-P continued during this last quarter. The preliminary mapping has identified a new prospect, the Success Prospect, as well as the previous six leads currently identified in the two permits. Investigations were carried out into an apparent seismic "gas chimney" located above the Success Prospect, and preliminary indications suggest this feature is a valid hydrocarbon related diagenetic zone (HRDZ). The Success Prospect is also supported by an encouraging well log response in the 1971 WAPET Warnbro 1 well. An environmental impact investigation is currently underway to support a proposed survey over the key prospect and leads, using electrical methods.

Technical work in this quarter has confirmed the initial assessment that these permits have significant petroleum potential from a variety of geological features.

COAL SEAM METHANE PROJECTS

The Company continues to discuss the possible joint venture of its southwest areas with several interested parties.

OPERATIONS

KENTUCKY USA: OIL LEASES (Westralian Gas and Power 100%)

Operations Summary

The company has acquired two new oil leases (Davis and Dyer) and in the next two months will drill 7 new wells on the Stockton, York and Riddle leases. Following a winter of unusually difficult conditions, the existing wells on the Carter and Stockton leases are back in limited production. The company has spent the last quarter cleaning out existing wells, refitting pumps and other equipment in order to optimise the production in the coming year. The cold weather this winter has hampered this remedial work and has slightly delayed the expected oil revenue however the work is almost complete and the company is poised to commence operations.

The company has now built a portfolio of 7 oil leases with a range of producing and previously producing wells. The company has conducted significant seismic work on several of the leases with the data from the Stockton lease showing three targets for the upcoming drilling program.

Background

During the first quarter of 2006 the Company reviewed opportunities for growth around the world. As the USA is the largest consumer of fossil fuels and has significant reserves of both oil and gas coupled with a stable economy the Company embarked on acquiring a project area aimed at early cash flow. As the Company is small and with limited reserves of cash it was decided to review forgotten areas passed over by the majors. Kentucky has had a long history of oil production in fact as stated in previous announcements, the first "gusher" in American history was located some 2 km from our Thomas lease.

The company's oil leases are located in Burkesville, an area which is not known for large discoveries but is however an area of low volume, low cost shallow production, which can be maintained over many years (some up to 80 years). This being the case and the low cost entry in purchasing producing leases coupled with a very good local infrastructure has seen Westralian Gas and Power Limited, through its wholly owned subsidiary (Sunset Energy LLC) build a significant acreage position along with modest production over the past six months.

Over this period Sunset has undertaken a program of working over existing wells and replacing and repairing old equipment on wells known to produce oil. This preliminary stage is now ended with oil being sent to the local refinery.

The Company's drilling program has now begun with extremely positive results. The success of the Riddle wells has added impetus to the drilling programmed for the next 3 months.

The following is an up to date summary of our operations in Kentucky

Carter Lease:

Over the past months a number of the wells on the carter lease have undergone a refit and repair along with an increase in sundry field equipment such as tanks new pumps and flow lines.

The wells will be shut in this week to allow an assessment of the paraffin build up in the well bores over the winter. The waxes will be removed with solvents and then put back into production. It is anticipated the combined production will be 10 to 15 barrels per day.

Processing of the seismic survey run prior to Christmas has been completed and the results have generated a number of new targets both in the shallow Granville through to the deeper Knox Formations. These targets will be drilled shortly after the present round of drilling in the other leases is complete.

Stockton Lease

Work on the Stockton Lease has continued with Stockton 7 being put on pump. The pump has been installed and electricity established to the well and production has begun with a recommissioning program giving approximately 2 barrels per day. It is anticipated this period will be of about 2 months by which time it is expected the production will gradually increase.

Stockton 6 has been refitted with a new vacuum pump and is presently producing 2 to 3 barrels per day under a slow commissioning program. It is important to point out that with old wells, over pumping or over enthusiastic pumping can and often results in a significant increase in water production, which adds to the cost of the well production, in many cases making the well uneconomic. By being conservative with these wells we anticipate a long if not spectacular production future.

A seismic survey carried out prior to Christmas has shown a number of drill targets in the west and south sides of the lease. No wells have been drilled in this portion of the lease or adjoining farms and the area is deemed to be highly prospective. These wells will be drilled in May 2007.

Thomas Farm:

The Company has run a seismic survey over this property and there exists a significant anomaly on the section on the west end near the adjoining farm 155m from the boundary fence. A well (Thomas #1) was drilled in March 2007 and a good show of oil was encountered in the Knox Formation. This show is presently being assessed as to whether it can be made into a producer. This work has presently been put on hold due to significant events which have taken place on the Riddle lease.

This seismic has also shown why nearby wells which had oil shows have not contained significant amounts when put on production test due to no appreciable structural high. From

this work and the results of the drilling it appears that the high is better developed in the southerly direction where further work will be directed in the coming months.

York Lease:

The York lease of 105 acres was acquired in December and the Company intends to drill a new well north of the old York 2 well, which flowed oil when drilled. The cost of a re-entry for this well is higher than a new well. The previous well was poorly completed and ceased to flow when the rig moved off site. This was due to the well not being put on pump immediately following the drilling.

This well will be drilled following the program on the Riddle lease.

This lease has had little work undertaken on it and the surrounding area only sparsely drilled. These surrounding wells have had good shows and several have had sustained production over long periods.

Riddle Farm:

The Company has now met its' obligations for the Riddle lease by drilling two discovery wells in April 2007. The success of these wells have been instrumental in raising the Company's profile in the Cumberland County and in the Australian public area to that of an oil producer.

The lease is situated in a trend where there has been significant success to the north however there has been little exploration to the south of the lease.

Three Wildcat wells drilled in the lease during the 1980's have been very successful with production of 120, 50 and 10 barrels per day recorded. Once again the production zones were in the Stones River at 260m (675ft), Murfreesboro 330m (1060 ft) and the Knox at 409m (1270ft). The wells were shut in the late 1980's when the price of oil did not warrant the production costs.

Having reviewed all of the previous data three well sites were located and drilling of the Riddle wells commenced in late March early April 2007.

Riddle # 7 was drilled first due to convenience of site access. The well drilled through a number of shallow gas zones over the first 500 feet (150m) with a significant gas blow at 750 feet (200m). Drilling was halted for the day at 995 feet (300m) significant gas volumes being vented from the wellhead. Shortly after the commencement of drilling at approximately 1005 feet the well kicked and oil was seen to rush from the diverter pipe some 200 feet into the trees over the oil storage tanks which had been set up for the possibility the well would be a producer. The well was choked back and an oil line connected to the wellhead and the oil began flowing to the tank. Initial flows were estimated at 1 barrel per minute through a 2-inch valve. The work on securing the well continued while oil filled the tank. After approximately three hours the 115 barrel tank was full and a tanker truck arrived to remove the first load of oil to the refinery.

The well was choked back further to reduce the possibility of damage to the well bore and after 7 hours the well was secured to allow the rig to be released. This allowed the installation of the production well head and pump.

Over the next 2 weeks the well continued to issue oil under natural pressure (unassisted) to the storage tank while electricity was being installed to run the beam pump. To date 4 loads of oil have been collected from the location.

The pump was commissioned on April 28 at 3.00pm and oil is now flowing under pump into a tank battery of 210 barrels. A program of establishing a safe flow rate for the well has commenced.

Following the release of the rig the Riddle number 5 well (approximately 600 feet west of #7) was spudded and drilled the same geological section as Riddle #7. This well was located some 50 feet (15m) higher and as such when the oil zone was intersected the resultant oil show was not as spectacular. The well has now been secured waiting on a pump and electric.

We are very exciting by the results of the work in our new acquisition and with the possibility of leasing adjoining farms a high priority and probability.



Riddle Well No 7 Oil Blow to surface from 995 feet

Acquisition - Davis and Dyer Farms:

Having recently acquired this lease we are presently building our database to determine the geological model and the areas of highest prospectivity.

Further Acquisitions

The Company is continuing to discuss further leasing opportunities with local landowners and is presently negotiating to acquire 4 leases adjacent to our existing leases and in new areas.

It is our intention to build a holding of 4000 acres but not to over extend the resources of the Company.

Stephen Thomas
Managing Director

OFFSHORE WESTERN AUSTRALIA
OIL & GAS PERMITS WA-381-P and WA-382-P (WGP 50%)

PROGRESS REPORT

Author: Dr. Mike F. Middleton (formerly: Senior Geoscientist in the Geological Survey of Western Australia, Professor of Petroleum Geology at Curtin University of Technology and Research Professor of Petrophysics in the Nordic Energy Research Program). The opinions expressed in this article reflect solely the views of the author, based on supplied publicly available data.

SUMMARY

Seismic mapping of WA-381-P and WA-382-P continued during this last quarter. The preliminary mapping has identified a new prospect, the Success Prospect, as well as the previous six leads currently identified in the two permits. Investigations were carried out into an apparent seismic "gas chimney" located above the Success Prospect, and preliminary indications suggest this feature is a valid hydrocarbon related diagenetic zone (HRDZ). The Success Prospect is also supported by an encouraging well log response in the 1971 WAPET Warnbro 1 well. An environmental impact investigation is currently underway to support a proposed survey over the key prospect and leads, using electrical methods. Technical work in this quarter has confirmed the initial assessment that these permits have significant petroleum potential from a variety of geological features.

INTRODUCTION

WA-381-P and WA-382-P are located immediately offshore Perth, Western Australia. Previous exploration was carried out in the 1960s and 1970s by Western Australian Petroleum Pty Ltd (WAPET), and Phillips Australia Oil Company. The earlier geophysical surveys of this period often could not resolve the complex structures in the basin. A close-grid 2D seismic reflection, and the drilling of Araucaria 1 was carried out by Petrofina Exploration in the early 1990s. Six exploration wells have been drilled in the two permit areas, and four of these have had oil or gas indications, with Araucaria 1 (see Fig 1) having an excellent oil show (oil bleeding from cores near the "Break-up Unconformity"), and Warnbro 1 having good gas and oil shows. Approximately 10 km to the north of WA-391-P, the Gage Roads 1 well recovered a small amount of oil to the surface, but was considered un-commercial when a follow-up well (Gage Roads 2) failed to encounter larger oil intersection up-dip. The current seismic grid over the permits is quite extensive with a line spacing varying between 500m and 2000m.

The company was attracted to these permits because of the Gage Roads oil discovery just north of the permit areas, the good indications of oil and gas in various wells within the permits, and the already very good seismic data coverage. The discovery of oil in the Cliff Head Field in the offshore northern Perth Basin has also highlighted the possibility of further offshore oil discoveries in the Perth Basin. Further, despite several different play types being identified within the permit areas, only one type (structural highs on the Breakup Unconformity) has been pursued in exploration efforts to date. Given the good indications of hydrocarbons in, and surrounding, the permits from previous drilling, a different approach, which explores for a wider diversity of play types, may prove very rewarding.

Seismic acquisition and processing technology has improved significantly over the last two decades, and the 1991 seismic survey acquired by Petrofina Exploration obtained superior data to the previous surveys. This can be even further improved with current seismic processing techniques. A set of 1980s vintage seismic data also exists, and it is believed that the quality of this can be considerably improved with modern re-processing.

GEOLOGY

The Perth Basin is well known for its onshore gas and oil deposits north of Perth, and the Whicher Range as field south of Perth. The WA-381-P and WA-382-P permits are located in the Vlaming Sub-basin, which lies on the western edge of the Perth Basin. This sub-basin contains unusually thick sections of Lower Cretaceous sediments, which were deposited just prior to the continental break-up of Australia's western margin about 135 million years ago. An unconformity formed when India separated from Australia, and this unconformity exhibited considerable structural relief in the permit areas. These breakup-induced structures have been the target of most of the petroleum exploration drilling to date in the Vlaming Sub-basin.

Within the permits, the pre-breakup Lower Cretaceous section contains up to 2500m of interbedded sandstone and shales, with excellent reservoir, seal and source rock characteristics. A thick section of these Lower Cretaceous sediments lies in a 25 km by 25 km depocentre located in the north-western and central part of WA-381-P. The depocentre acts as a kitchen area that can source oil and gas into structures, and stratigraphic traps, in the eastern part of WA-381-P and WA-382-P to the south. Good source rocks have been found in existing wells in this Lower Cretaceous section, and are also know to be present in the underlying Jurassic to Permian aged sediments.

In WA-381-P and WA-382-P, previous petroleum exploration drilling targeted structures with suspected sandstone reservoirs located just above, or just below, the Breakup Unconformity. In a number of cases, these sandstones did not exist, or no seal (shale) was present over the culmination of the structure. Only one major Breakup Unconformity structure remains un-drilled in the two permit, and this has been denoted the Warnbro South Lead (Fig. 1).

The sub-unconformity structures have received little attention by previous explorers, but provide a major emphasis for this exploration program. Further, valley fill sand and conglomerate deposits, formed from erosion of the high relief topography after continental breakup, and then covered by marine shales, have also received no attention from explorers. New play types, such as these, will play a key role in the current exploration strategy.

GEOPHYSICS

After the preliminary program of seismic mapping which was carried out in the last quarter, specific processing of seismic data has been carried out. This mapping identified six leads (see Figure 1). The specific seismic re-processing was directed towards identification of possible direct hydrocarbon indicators, and entailed (1) spectral attenuation studies and (2) wide aperture seismic analysis. These techniques verified a seismic frequency anomaly (a possible indicator of hydrocarbons) within the Paradox Lead, and velocity anomalies (support for a HRDZ) associated with the observed seismic gas chimney above Paradox and Success.

Mapping of the deeper Near Top Yarragadee Formation has delineated a large structural closure, which has been previously intersected by the Warnbro 1 well (Figure 2). This has been designated the Success Prospect. The Warnbro 1 well has intersected the Success Prospect closure, and resistivity and density logs have been run in the potential reservoir unit. Porosities range from 10 to 20 percent within good sands, which have been developed in the unit. Independent assessment has commenced for the Warnbro 1 resistivity logs, which have unusually high responses and may indicate the presence of hydrocarbons. A study of the Yarragadee reservoir quality (porosity, permeability, lithology and depositional environment) has also commenced. A preliminary estimate of the total rock volume of the Success Prospect is approximately 6.5 x 109 m3. More detailed structural mapping, with depth conversion, is being carried out for the prospect.

It is worthy of note that the Paradox lead lies at a shallower level within the closure of the Success Prospect. The Paradox Lead, itself, contains two stacked targets. Accordingly, Success and Paradox combined comprise the most attractive current target within the permit areas.

In keeping with the work commitment for the two permits, an electric-based survey is being planned for the second part of 2007. The technique is a method that attempts to detect directly hydrocarbon accumulations and associated indicators from their high resisitivity response. Similar methods have had success in defining hydrocarbon accumulations in the North Sea and Falklands Basin. An environmental plan is being currently developed to support this and other geophysical surveys.

CONCLUSIONS

1. A thick and deep kitchen area has been mapped within the permit areas, and this appears to have provided a good source and charge for the mapped structures.

2. Seven prospects and leads have been currently mapped, and several of these have multiple play types within them.

3. A number direct hydrocarbon indicators (DHIs), including spectral attenuation anomalies and HRDZs, have been detected in association with the Success Prospect and overlying Paradox Lead.

4. The Success Prospect is currently being evaluated in terms of resistivity response and reservoir quality. More detailed structural mapping of the prospect is also being carried out.

5. An electrical survey is currently in the planning stage with the acquisition expected to commence before the end of 2007; an environmental plan is also being prepared.

FIGURE 1: *Currently mapped prospects and leads within WA-381-P and WA-382-P.*



GAGE ROADS 2
GAGE ROADS 1
WA-381-P
SUCCESS PROSPECT
ARAUCARIA 1
WARNBRO 1
PEEL 1
PARADOX LEAD
PARMELIA 1
WA-382-P
CHALLENGER 1
BOUVARD 1
OIL DISCOVERY
OIL SHOW
GAS SHOW
DRY WELL
MAPPED LEAD
PERMIT BOUNDARY
0
km
20
SCALE

__FIGURE 2:__ Map showing the Success Prospect.


N
TWT(sec)
Approximate Limit of Structure
10 km

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Westralian Gas and Power Limited

ABN	Quarter ended ("current quarter")
53 109 213 470	31 March 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors		1	19
1.2	Payments for	(a)exploration and evaluation	(187)	(603)
		(b) development	-	(12)
		(c) production	-	(17)
		(d) administration	(195)	(702)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		4	35
1.5	Interest and other costs of finance paid		-	-
1.6	Income taxes paid		-	-
1.7	Other – including GST refund/(paid)		-	6
	Net Operating Cash Flows		(377)	(1,274)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		
		(b)equity investments		
		(c) other fixed assets	(82)	(86)
1.9	Proceeds from sale of:	(a)prospects	-	-
		(b)equity investments	-	-
		(c)other fixed assets	-	-
1.10	Loans/repayments to other entities		(40)	(82)
1.11	Loans from other entities		-	-
1.12	Other		(5)	(5)
	Net investing cash flows		(127)	(173)
1.13	Total operating and investing cash flows (carried forward)		(504)	(1,447)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(504)	(1,447)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	873	1,329
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other (capital raising costs)	(125)	(152)
	Net financing cash flows	748	1,177
	Net increase (decrease) in cash held	244	(270)
1.20	Cash at beginning of quarter/year to date	320	834
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	564	564

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	99
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Payments for consulting fees ($71,000), field seismic work ($28,000).

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	
3.2	Credit standby arrangements	Nil	

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	150,000
4.2	Development	-
	Total	**150,000**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	163	320
5.2	Deposits at call	401	
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	564	320

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	No change			
6.2	Interests in mining tenements acquired or increased	Riddle Oil Lease Dyer Oil Lease Davis Oil Lease	))Kentucky USA) Oil Leases	0%	100%

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	Converting Incentive Preference Shares 13,700,000	Nil	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	- -			
7.3	**+Ordinary securities**	54,592,500	54,592,500	Fully Paid	Fully Paid
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	10,918,500 -	10,918,500 -	8 cents -	Fully Paid -
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** *(description and conversion factor)*	16,000,000 4,000,000 4,000,000	16,000,000 - -	*Exercise price* 25 cents 30 cents 30 cents	*Expiry date* 17/9/09 17/9/09 30/11/08
7.8	Issued during quarter				
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	-	-	-	-
7.11	**Debentures** *(totals only)*				

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 April 2007
(Director/Company secretary)

Print name: Paul Fromson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

DRILLING SUCCESS – RIDDLE WELL NO 6

Date:	3rd May 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Further Oil Discovered – Riddle #6
The company has drilled the fourth well in its current drilling program, Riddle #6 which was completed to a total depth of 1250 ft in the Knox formation at 5.30pm Wednesday Kentucky time.

The Murfreesboro oil zone was encountered at 1010 through to 1050 feet. Oil was produced into the pit during the drilling and no appreciable gas was encountered. This oil zone will now be tested over the next week to ten days for production volumes. Gas and a strong odour of oil was encountered in the Knox Formation at the 1200 ft level however no oil was produced to surface from this zone.

Further Dill Targets
The rig will now be released to the Stockton lease to drill two wells and then return to the Riddle to drill four new wells. The proposed new Riddle wells are presently being permitted and these permits should be available by the end of next week.

Riddle 7 and 5
Riddle seven is producing in excess of 20 barrels per day to surface without a pump. The pump has been installed and is presently being set at the production level prior to its commissioning. The company expects to increase production significantly once the pump is in operation.

Riddle five is being fitted with its production tubing and a pump will be fitted as soon as available from the suppliers.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RECEIVED
2008 MAY -7 P 12:20

**DRILLING OF STOCKTON WELLS 20 & 21
AND NOTICE OF MEETING**

Date:	9th May 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 8

Drilling of Stockton Wells 21 and 20
The company has drilled the fifth well in its current drilling program, Stockton #21. This well did not intersect any oil shows in the target Knox formation as the formation was tight and lacked the permeability or porosity seen in the production zones of the nearby Stockton number's 6 and 7. The well will be plugged and abandoned.

The Company has overnight spudded its second new well on the Stockton lease, Stockton #20. This well is located north and on a separate trend to the above Stockton #21.

Further Dill Targets
On completion of the above Stockton well the rig will return to the Riddle lease where the company has had success with earlier wells to drill two further wells, Riddle 8 and 11.

Riddle 7 and 5
Riddle 7 is still producing in excess of 20 barrels per day to surface without a pump. The existing pump has had to be replaced and this has delayed production under pump. Installation is expected in the next few days and next week the company should be able to report increased production levels.

Production from Riddle 5 has been delayed as a water zone that was interfering with production had to be closed off. This work is now completed and the company can now proceed with fitting its production tubing and a pump.

Notice of Meeting
Please find attached a notice of meeting that will be mailed out to shareholders today.

Stephen Thomas
Managing Director

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of shareholders of Westralian Gas and Power Limited (**"Company"**) will be held at The Celtic Club, 48 Ord Street, West Perth, Western Australia on Thursday, 14 June 2007 at 3.00 pm (WST) (**"Meeting"**).

The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Tuesday, 12 June 2007 at 5:00pm (WST).

Terms and abbreviations used in this Notice and the Explanatory Memorandum are defined in schedule 1.

AGENDA

Resolution 1 – Ratification of previous share issue.

To consider and, if thought fit, to pass, with or without amendment, the following Resolution as an ordinary resolution:

> *"That, in accordance with the requirements of Listing Rule 7.4 of the Listing Rules, the Company approve and ratify the issue and allotment of 5,696,000 ordinary fully paid shares in the capital of the Company to the shareholders listed in Schedule 2 of the Explanatory Memorandum."*

Voting Exclusion: The Company will disregard any votes cast on this Resolution by the shareholders listed in Schedule 2 of the Explanatory Memorandum and any of their associates. However the Company will not disregard a vote if:

- It is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or
- It is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Dated 7 May 2007
By Order of the Board

P Fromson

....
Paul Fromson
Company Secretary

WESTRALIAN GAS AND POWER LIMITED
ABN 53 109 213 470

EXPLANATORY MEMORANDUM

Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting to be held at The Celtic Club, 48 Ord Street, West Perth, Western Australia on Thursday, 14 June 2007 at 3.00pm (WST)

Resolution 1 – Ratification of previous issue of shares

Resolution 1 has been included so that shareholders may approve and ratify pursuant to Listing Rule 7.4 the issue on 8 December 2006 of 5,696,000 Shares to the persons listed in schedule 2.

Listing Rule 7.1 provides a formula which limits the number of equity securities the Company may issue to 15% of each class of securities issued within a 12 month period without shareholder approval. While the Shares issued above are within this 15% limit, the purpose of the Resolution is to ratify the above issue within the 15% limit to provide the Company with the flexibility to issue further Shares in accordance with the Listing Rules should the need arise.

Listing Rule 7.4 provides that an issue of securities made without the approval under Listing Rule 7.1 is treated as having been made with shareholder approval for the purpose of Listing Rule 7.1 if the shareholders subsequently approve it.

The terms of the Shares issued are the same as the existing ordinary Shares on issue and, accordingly, rank equally in all respects with the existing ordinary Shares on issue.

Action to be taken by Shareholders

Shareholders should read this Explanatory Memorandum carefully before deciding how to vote on the Resolution.

A Proxy Form is attached to the Notice. This is to be used by Shareholders if they wish to appoint a representative (a "proxy") to vote in their place. All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions provided. Lodgement of a Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Schedule 1 - Definitions

In this Explanatory Memorandum and Notice:

"Article" means an article of the Constitution.

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means Australian Stock Exchange Limited.

"Board" means the board of Directors.

"Company" means Westralian Gas and Power ABN 53 109 213 470.

"Company Secretary" means the company secretary of the Company.

"Constitution" means the Constitution of the Company.

"Corporations Act" means the *Corporations Act 2001* (Cth).

"Director" means a director of the Company.

"Explanatory Memorandum" means the explanatory memorandum to the Notice.

"Meeting" has the meaning given in the introductory paragraph of the Notice.

"Notice" means this notice of meeting.

"Proxy Form" means the proxy form attached to the Notice.

"Resolution" means a resolution contained in this Notice.

"Schedule" means a schedule to this Notice.

"Share" means a fully paid ordinary share in the capital of the Company.

"Shareholder" means a shareholder of the Company.

"WST" means Western Standard Time, being the time in Perth, Western Australia.

Schedule 2 – List of persons allotted shares in the placement on 8 December 2006

Name of allottee	Number of shares allotted
Toltec Holdings Pty Ltd	671,250
Nefco Nominees Pty Ltd	1,802,500
Sancoast Pty Ltd	447,500
Vinciullo Pty Ltd (N Vinciullo Family A/c)	223,750
Garzon Holdings Pty Ltd	895,000
Locope Pty Ltd	895,000
Finance Associates Pty Ltd (Gregory Family A/c)	179,000
Interstate Investments Pty Ltd	582,000
Total	**5,696,000**

In accordance with the ASX Listing rules the Company also advises:

- The shares were all issued at a price of 8 cents each.
- The shares rank equally with other ordinary fully paid shares.
- Funds raised from the issue will be applied towards further evaluation of the Burkesville Kentucky Oil Project; to fund ongoing activities at the Company's offshore oil and gas projects and onshore Coal Seam Methane Projects and to augment working capital.

WESTRALIAN GAS AND POWER LIMITED

ABN 53 109 213 470

PROXY FORM

The Company Secretary
Westralian Gas and Power Limited

By delivery:	*By post:*	*By facsimile:*
Suite 1	PO Box 198	9322 6722
46 Ord Street	WEST PERTH WA 6872	
WEST PERTH WA 6005		

I/We [1] ____

of ____

being a Shareholder/Shareholders of the Company and entitled to

____

votes in the Company, hereby appoint [2]

____

or failing such appointment the chairman of the general meeting as my/our proxy to vote for me/us on my/our behalf at the general meeting of the Company to be held at The Celtic Club, 48 Ord Street, West Perth, Western Australia on Thursday, 14 June 2007 at 3:00pm (WST) and at any adjournment thereof in the manner indicated below or, in the absence of indication, as he thinks fit. If 2 proxies are appointed, the proportion or number of votes of this proxy is authorised to exercise is * [ ]% of the Shareholder's votes*/ [ ] of the Shareholder's votes. (An additional Proxy Form will be supplied by the Company, on request).

INSTRUCTIONS AS TO VOTING ON RESOLUTIONS

IMPORTANT:

☐ If the chairman of the general Meeting is to be your proxy and you have not directed your proxy how to vote on Resolutions 1 please tick this box. By marking this box you acknowledge that the chairman of the general Meeting may exercise your proxy even if he has an interest in the outcome of Resolution 1 and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the chairman of the general Meeting will not cast your votes on Resolution 1 and your votes will not be counted in computing the required majority if a poll is called on this Resolution.

The chairman of the general Meeting intends to vote undirected proxies in favour of the Resolution.

The proxy is to vote for or against the Resolution referred to in the Notice as follows:

		For	**Against**	**Abstain**
Resolution 1	Ratification of previous issue of shares	☐	☐	☐

Authorised signature/s This section ***must*** be signed in accordance with the instructions overleaf to enable your voting instructions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary
Contact Name	Contact Daytime Telephone	Date

[1] Insert name and address of Shareholder [2] Insert name and address of proxy *Omit if not applicable

Proxy Notes:

A Shareholder entitled to attend and vote at the general meeting may appoint a natural person as the Shareholder's proxy to attend and vote for the Shareholder at that general meeting. If the Shareholder is entitled to cast 2 or more votes at the general meeting the Shareholder may appoint not more than 2 proxies. Where the Shareholder appoints more than one proxy the Shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If such proportion or number of votes is not specified each proxy may exercise half of the Shareholder's votes. A proxy may, but need not be, a Shareholder of the Company.

If a Shareholder appoints a body corporate as the Shareholder's proxy to attend and vote for the Shareholder at that general meeting, the representative of the body corporate to attend the general meeting must produce the Certificate of Appointment of Representative prior to admission. A form of the certificate may be obtained from the Company's share registry.

You must sign this form as follows in the spaces provided:

Joint Holding:	where the holding is in more than one name all of the holders must sign.
Power of Attorney:	if signed under a Power of Attorney, you must have already lodged it with the registry, or alternatively, attach a certified photocopy of the Power of Attorney to this Proxy Form when you return it.
Companies:	a Director can sign jointly with another Director or a Company Secretary. A sole Director who is also a sole Company Secretary can also sign. Please indicate the office held by signing in the appropriate space.

If a representative of the corporation is to attend the general meeting the appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's Share Registry.

Proxy Forms (and the power of attorney or other authority, if any, under which the Proxy Form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the Proxy Form (and the power of attorney or other authority) must be deposited at or received by facsimile transmission at the Perth office of the Company (Suite 1, 46 Ord Street, West Perth, WA, 6005 or by post to PO Box 198, West Perth, WA, 6872, or Facsimile (08) 9322 6722 if faxed from within Australia or +618 9322 6722 if faxed from outside Australia) not less than 48 hours prior to the time of commencement of the general meeting (WST).

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

DRILLING OF STOCKTON WELL 20

Date:	11th May 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Drilling of Stockton Well 20

Drilling of the second Stockton well (Stockton#20) was completed on Wednesday evening with no significant oil produced to surface. It was decided to plug and abandon this well.

The rig has now been moved back to the Riddle lease to drill the Riddle #8 well.

Proposed Wells Riddle 8 and 11
The drilling rig has moved back to the Riddle lease and Riddle 8 has been spudded. The drilling program for Riddle 8 should take three working days and then the rig will move immediately to Riddle 11. It is expected these two wells will be drilled by the end of next week.

Existing Wells Riddle 5, 6 and 7
Riddle 7 and 5 have had pumps inserted and are presently being commissioned. It was anticipated that this would occur earlier however down hole problems have lead to the delay. These minor mechanical problems have been frustrating however the Company is still very confident that with oil being produced to surface without pumping both these wells should be good producers of oil. It is expected that by the end of next week the Company will be in a position to report initial production levels from normal operations for these two wells.

Further assessment of Riddle #6 has showed it has significant water problems and as such will most likely be uneconomic to produce. The well will be plugged and abandoned.

Further Lease Acquisitions
The Company is continuing to discuss new leases with several land owners in the area of interest.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

OPERATIONS UPDATE AND DRILLING RIDDLE WELL NO 8

Date:	21st May 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Riddle #8
The company has drilled the sixth well in its current drilling program, Riddle #8 which was completed to a total depth of 1,140 feet in the Wells Creek formation over the weekend.

The expected oil producing zone in this well has not produced oil however the company believes the oil may be inhibited by a coating of limestone dust produced during drilling that has essentially sealed the zone. The company was mindful of the water encountered in the earlier Riddle Wells and has cemented shut all the water zones in this well and the company is now in a position to wait and see if oil is present without any water issues. If oil shows do occur, remedial works will be conducted to stimulate production.

Further Drill Targets
The rig will now move to drill Riddle 11 which is located 460 feet north of Riddle 8.

Riddle 7 and 5
The company is currently producing a combination of oil and water from these wells. The company believes the increased water production was aggravated by the drilling of nearby Riddle 6 which opened up a zone of water that was interconnected to wells 5 and 7. The company has cemented shut well 6 to rectify this and is now draining the water built up in this zone. This period of combined oil/water production is expected to last several days and production of oil from Wells 5 and 7 should commence late in the week.

Carter and Stockton Wells

The company has been continually reviewing production from its initial leases Stockton and Carter and production expected from these leases is expected to be around 15 barrels per day.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

MORE SUCCESS ON RIDDLE LEASE

Date:	23rd May 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Riddle #11

Westralian Gas and Power Limited is pleased to announce that its Riddle #11 well spudded yesterday Kentucky time, has intersected the first of the predicted oil zone at 545 ft (165m).

The Zone is flowing oil to the surface at an average of 8.5 barrels per hour. This flow rate was established over a five-hour test period.

The well is flowing unassisted with no water cut into a 210-barrel tank on site. The well will now be allowed to flow under reservoir pressure while setting up to place on pump as soon as possible.

This new discovery well consolidates the Company's view that it is well placed in a significant oil fairway in this part of the Cumberland County.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

CARBON STORAGE

Date:	23rd May 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 4

WGP announces that BP has approached the owners of the offshore Perth Basin Oil exploration permits WA381P and WA382 P (WGP 50% interest in each) stretching south of Rottnest to Mandurah with a view to cooperation in storage of CO_2 in possible reservoirs within those permits . Subject to no conflict with conventional oil exploration and production the permit partners may cooperate with the BP consortium in the feasibility on terms yet to be agreed.

Appended is the ASX announcement issued by CRA on 21st May. WGP had no prior knowledge of the announcement.

Peter Briggs
Chairman

For further information please contact Peter Briggs on (08) 93226955 or 0412 105374.

bp

RIO TINTO

Press release

May 21, 2007

BP and Rio Tinto plan clean coal project for Western Australia

BP and Rio Tinto today announced that they are beginning feasibility studies and work on plans for the potential development of a A$2 billion (US$1.5 billion) coal-fired power generation project at Kwinana in Western Australia that would be fully integrated with carbon capture and storage to reduce its emissions of greenhouse gases.

This will be the first new project for Hydrogen Energy, the new company launched by BP and Rio Tinto last week, subject to regulatory approval.

The planned project would be an industrial-scale coal-fired power and carbon capture and storage project. It would generate enough electricity to meet 15 per cent of the demand of south west Western Australia, while each year capturing and permanently storing about four million tonnes of carbon dioxide which otherwise would have been emitted to the atmosphere.

The project would gasify locally-produced coal from the Collie region to produce hydrogen and carbon dioxide. The hydrogen would be used to fuel the power station and around 90 per cent of the carbon dioxide would be captured and stored permanently in a deep underground geological formation.

The costs of this low-carbon hydrogen-fuelled power generation are higher than those of traditional power generation. For the project to be economic and able to compete effectively in the electricity market, it would require appropriate policy support and a regulatory environment which recognises and encourages the low-carbon benefits it can deliver.

Subject to the successful outcome of detailed engineering and commercial studies, and providing government policy is in place to make the project commercially viable, a final investment decision to develop the project could be made in 2011, with the project coming into operation after a three year construction period.

Speaking at today's announcement in Perth, Lewis Gillies, named last week as chief executive of Hydrogen Energy, said:

'"This has enormous potential to affect the way that coal will be used for power generation across the world. Clean coal technology such as this will be essential to reducing greenhouse gas emissions, both in Australia and globally.

"This project could play an important role in influencing our future power mix, strengthening Australia's energy security while also minimising our impact on the environment. Hydrogen Energy is now working to deploy this technology as widely and rapidly as it practically can."

The project's gasification facility and power station would be located in Kwinana, 45km south of Perth, alongside BP's refinery and Rio Tinto's HIsmelt facility. The power station would be capable of producing 500 megawatts of low-carbon electricity or enough power for half a million homes. At the same time, about four million tonnes of CO_2 each year would be captured, transported and permanently and securely stored in a geological formation deep beneath the seabed of the Perth basin. This would be the first hydrogen-fuelled power project to store CO_2 in a saline formation, a type of geological structure which is more common globally than suitable oil and gas reservoirs.

Kwinana is an ideal location for a project of this type. The availability of a suitable site immediately adjacent to BP's refinery, Rio Tinto's HIsmelt plant and other industrial operations which may benefit from its output provides synergies and potential additional revenue streams that greatly assist the commercial viability of the project. Increasing power demand combined with growth in the Perth area also provides an attractive market for new power generation.

Plans are also underway for the proposed development of two other hydrogen power projects, at Peterhead, Scotland, and at Carson, California, USA.

Notes to editors:

- For further information on Hydrogen Energy see: www.hydrogenenergy.com

- Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed public company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange. The Group finds, mines and processes the earth's mineral resources - metals and minerals essential for making thousands of everyday products that meet society's needs and contribute to improved living standards. The Group's major products include aluminium, copper, diamonds, energy products (coal and uranium), gold, industrial minerals (borates, titanium dioxide, salt and talc), and iron ore. Its activities span the world but are strongly represented in Australia and North America. There are also significant businesses in South America, Asia, Europe and southern Africa. For further information see: www.riotinto.com

- BP is one of the world's largest oil and gas companies with operations in more than 100 countries across six continents. The company's main businesses are exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; transportation and marketing of natural gas; and a growing business in renewable and low-carbon power, BP Alternative Energy. BP's low carbon interests combined in BP Alternative Energy include: BP Solar; the company's fast growing interests in wind power; gas-fired power generation; and BP's interest in Hydrogen Energy. For further information see: www.bp.com and www.bpalternativeenergy.com.

Further information:

LONDON

Media contacts:

BP
David Nicholas
Office: +44 (0)20 7496 4708
Mobile: +44 (0)7831 095541

Rio Tinto
Nick Cobban
Office: +44 (0)20 8080 1305
Mobile: +44 (0) 7920 041003

Christina Mills
Office:+44 (0)20 8080 1306
Mobile: +44 (0) 7825 275605

Investor relations contacts:

BP
Nick Wayth
Office: +44 (0)20 7496 4638

Rio Tinto
Nigel Jones
Office: +44 (0)20 7753 2401
Mobile: +44 (0)7917 227 365

David Ovington
Office: +44 (0)20 7753 2326
Mobile: +44 (0)7920 010 978

AUSTRALIA

BP
Jamie Jardine
Office: +61 (0) 9268 3255
Mobile: +65 9295 0887

Rio Tinto
Ian Head
Office: +61 (0) 3 9283 3620
Mobile: +61 (0) 408 360 101

Rio Tinto
Dave Skinner
Office: +61 (0) 3 9283 3628
Mobile: +61 (0) 4 0833 5309

Susie Creswell
Office: +61 (0) 3 9283 3639
Mobile: +61 (0) 4 1893 3792

- ENDS -

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE #11 INITIAL PRODUCTION FLOW RESULTS

Date:	24th May 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Riddle #11

Following yesterday's announcement the Riddle #11 well has been producing oil to surface unassisted for 24hours. In that time 220 barrels of light crude has been produced to tanks on site and is presently being shipped to the refinery.

The well continues to produce unassisted and is presently chocked back to one third to conserve reservoir pressure. No water is evident in the production.

The rig will be released today for its move to Riddle # 10 tomorrow, which is located approximately 1000 feet (300m) south west of Riddle #11

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

KENTUCKY UPDATE

Date:	7th June 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Riddle Lease: 250 acres

Riddle #7 and #5 Wells: Are completed as producers and were initially producing 30 barrels per day. These wells have been cut back to 5 barrels per day while down hole work is underway.

Riddle #11 Well: Initially produced in excess of 150 barrels per day and has been cut back to 50 barrels per day to conserve formation pressure and so as not to damage the well bore it self.

Riddle #6 Well: Although an oil producer initially, later produced more water than the economics of production allow. The well may have also been producing water into the other levels and this could have been charging water zones in Riddles 7 and 5. This well has now been cemented shut to over come the water problem.

Bulldozers are clearing three new sites north of Riddle #11. These wells will be targeted at the same oil zone as see in Riddle #11.

Stockton Lease: 123 acres

Stockton #6 Well is averaging slightly more than a barrel per day and Stockton #7 approximately 2 barrels per day.

Carter Lease: Approx 600 acres

Production on the Carter lease has declined from the existing wells and now a total amount of less than 4 barrels per day from C1, C3, C6 and C15 is being recorded.

A number of drill targets have been determined from the seismic undertaken on the lease during the winter. It is anticipated that these will also be drilled in July to September. All the wells are targeted at the Granville Formation, which is in the 345 ft range of depths.

The Granville Formation is known to be only a modest producer in the 4 to 8 barrels per day area however they do produce for long periods, some up to 30 years. As their depths are shallow the drilling costs are cheaper.

York Lease: **103 acres**

Two wells have been permitted on the York lease. These are Stones River wells with a target depth of approximately 100 feet. These wells will be drilled in the later part of the year subject to success in other leases and the availability of a rig.

Thomas Lease: **51 acres**

The Thomas #1 well was drilled to the Knox and had a good oil smell in the cuttings from the Knox. Unfortunately no oil was produced to surface. All work on the well has been put on standby due to the success at the Riddle lease. The well will probably be plugged and abandoned following a basic run into the well to check for any liquid hydrocarbons in the well.

Dyer Lease: (New) **Approx 800 acres**

The Company has acquired approximately 800 acres in the Allen Creek Road area. The area directly west of this lease has had significant discoveries of oil in the past and the Dyer lease has two old oil producing wells in its eastern sector. There has been 4 other wells drilled in the rest of the lease and as such the lease is considered unexplored. The lease is on what is known as an oil trend and with the size of the lease is a very attractive acquisition for the Company. Exploration on this lease will commence in August to September 2007.

Davis Lease: (New) **Approx 220 acres**

Acquired in April, this lease has two old production wells on its western edge and two other wells with no shows of oil. There is hearsay evidence of a very significant well nearer to the farmhouse in the early part of the 20th century however there are no actual records. The lease is near Goose Creek where there have been some very large discoveries during the past 100 years. This lease will be reviewed in the latter part of the year to delineate a drilling target.

Possible New Leases:
The Company is presently negotiating with three farmers for a lease on their properties. (Preston Riddle 600 acres plus, Rush 270 acres and Shepherd 450 acres). These negotiations are almost complete and will add a further 1300 acres (approximate) to it portfolio bring it to almost 3500 acres. Other leases are only at the first contact stage and are not included in this summary

Westralian Gas & Power Limited
Kentucky Project
Location Plan


N
ADAIR
METCALFE
KENTUCKY
RUSSELL
127
Lake Cumberland
DYER LEASE
61
90
DAVIS LEASE
YORK LEASE
THOMAS LEASE
Burkesville
WELLS LEASE
CARTER LEASE
690
CLINTON
SHEPHERD LEASE
90
STOCKTON LEASE
E.RIDDLE LEASE
P.RIDDLE LEASE
MONROE
Albany
Lease boundary
Proposed new leases
Major Roads
Minor Roads
Drainage
BURKESVILLE PROJECT
TENNESSEE
0
10km

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

RIDDLE # 10 UPDATE

Date:	8th June 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Riddle #10

With the success of Riddle #11 it has been decided to defer the drilling of Riddle #10, which is located south of Riddle #11. This will enable the Company to focus on clearing three new sites to the north of Riddle #11, an area which the Company believes to be highly prospective in the Stones River Formation, the producing horizon in Riddle #11.

The groundwork and permitting should be finished by the 15th of June.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED
ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005
Telephone: 08 9322 6955
Facsimile: 08 9322 6722
www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

SUMMARY OF OPERATIONS KENTUCKY

Date:	14 June 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 14

Please find attached summary of documents of US operations to be released to shareholders at today's General Meeting.

Stephen Thomas
Managing Director

SUNSET ENERGY LLC

(A wholly owned subsidiary of Westralian Gas and Power Limited)



OIL NATURALLY SEEPING FROM ROCKS 3 KILOMETERS EAST OF CARTER LEASE

BURKESVILLE KENTUCKY
OIL PRODUCTION PROJECT
JUNE 2007

Sunset Energy LLC is a wholly owned subsidiary of Westralian gas and Power Limited. The Company holds approximately 2,200 + acres of oil producing leases in Cumberland County, Kentucky USA.

The leases surround the town of Burkesville, the main town of Cumberland County Kentucky (see Fig 1).



Westralian Gas & Power Limited
Kentucky Project
Location Plan
ADAIR
METCALFE
N
KENTUCKY
RUSSELL
127
61
CUMBERLAND
DYER LEASE
90
DAVIS LEASE
YORK LEASE
THOMAS LEASE
Burkesville
WELLS LEASE
CARTER LEASE
090
CLINTON
SHEPHERD LEASE
90
STOCKTON LEASE
E.RIDDLE LEASE
P.RIDDLE LEASE
MONROE
Albany
Lease boundary
Proposed new leases
Major Roads
Minor Roads
Drainage
BURKESVILLE PROJECT
TENNESSEE
0
10km

Fig 1

The Burkesville area has produced oil for over 175 years with limited use of modern exploration techniques. No seismic work had been undertaken on any of the Company's properties prior to the Company acquiring the leases and as such the understanding of the structure of the area is very limited. Studies by the Kentucky Geological Survey indicated that two-thirds of the recoverable oil may have been left in the ground because of inefficient production and completion techniques.

The old "American Oil Well" which is eight kilometres from the Stockton property was the first recorded oil well in North America. In 1829, it produced a 15 metre tall gusher, which flowed for three weeks and produced an estimated 50,000 barrels of oil. As there was no use for the oil at the time it simply flowed away into the local creek.

Having reviewed the area's history of oil exploration and production and also the existing percentage of ground already under lease, the Company (Sunset Energy LLC) has

pursued leases on its own terms in this area perceived by many to be a petroleum exploration "back water". The Company acquires leases where it can hold a 100% working interest and an 87.5% revenue interest (12.5% to the landowner).

The majority of the oil wells in the area are only drilled to approximately 1000 ft (300 meters) to access known oil-bearing strata. The shallowest oil zone in the Company's leases is the Granville Formation, which often occurs at depths of between 120 ft and 350 ft (40 m to 100m). These Granville wells are only small producers of around 3 to 5 barrels per day however the cost to drill, complete and put on pump is approximately US$15,000 and at an average of US50 per barrel, payback is in approximately 3 months. Wells to over 1200 feet (400m) into the oil producing Knox Formation are estimated to cost US 50,000. At 5 barrels per day a payback period of approximately 6 months in expected.

Sunset has ready access to shallow seismic exploration methods developed by the Company's contractors in the south west of Western Australia. The equipment is presently in Kentucky and readily available to delineate further oil reserves and expand the geological knowledge of existing and future leases.

The existing wells are producing light sweet crude oil (similar to commercial dieseline) and Sunset has a ready market from the nearby refineries.

The Company ships its oil through an existing oil transport company to the refinery in Somerset some 25 miles (40km) east of Burkesville.

STOCKTON LEASE: 123 acres

The Stockton Lease was acquired in mid 2006 as part of the Company's first steps into the Kentucky oil business. Although the area is small the lease has two producing wells (Fig 2). These wells have recently been overhauled and are now on pump. These wells average a combined 3 barrels per day, which equates to around or an annual return of approximately of $60,000 per year. The purchase price for this lease was US$30,000 and so the lease has now paid for its acquisition cost in 6 months. Recently the Company drilled two wells on this lease (Stockton 20 and 21) however these wells did not locate significant oil shows and so were abandoned. This work does not discount the prospectivity of the rest of the lease as the geological trends often isolate oil-bearing zones from non-productive strata by a matter of a few meters.

Stockton 20 and 21 were both dry wells which although structurally higher than those already producing on the lease from the Knox Formation. Both wells were very tight and would not flow hydrocarbons although there were good smells of both oil and gas during drilling.

The Company is presently in discussions with the adjoining landowner for a lease over his property of 150 acres +or -.


STOCKTON LEASE

Fig 2



Oil Flowing Stockton #1



Stockton #6 Tank and Well


STOCKTON # 20

Stockton Exploration Well #20

CARTER LEASE: 550 – 600 ACRES

The Carter lease (Fig 3) was the original lease acquired in March of 2006. The lease was offered for sale at US$40,000 with all pumps and tanks included. The infrastructure was valued at $20,000 and so the lease of approximately 550 to 600 acres plus 6 wells, which have, or are producing oil, cost US $20,000.

Carters, 1, 3, 6, 13 and 15 have all been completed and have wellheads and pumps in place. Carters 1,3, 6 and 15 have been brought back on stream and are producing a modest 4 barrels per day combined. Carter 13 will be reviewed with the work on C10 and H1 due at the end of 2007.



ACID STIMULATION AT CARTER #1



CARTER # 15



Fig 3 CARTER LEASE BOUNDARIES

Carter #10 and H1 having recorded flows of oil flows from below 750 ft however they were not completed as producers. A re-entry program is proposed for these wells near the end of 2007.

A number of other wells have been drilled on the lease however they have sparse, or no logs on record. One of these wells (120m from # C1) was accidentally stuck by a bulldozer in September 2006 and flowed gas under high pressure for approximately 30 seconds followed by a small amount of oil to surface. This indicates that a number of these abandoned wells hold promise as producers in the second phase of field development.

A number of drill targets have been determined from the seismic undertaken on the lease during the winter. It is anticipated that these will also be drilled in late summer to early autumn. All the wells are targeted at the Granville Formation, which is in the 345 ft range of depths (see Line 1 Seismic Section). The Granville Formation is known to be only a modest producer in the 4 to 8 barrels per day area however they do produce for long periods, some up to 30 years. As their depths are shallow the drilling costs are cheaper.


CARTER LINE 1 (SOUTH)

LINE 1 SEISMIC SECTION

The haphazard method of the past has left the deeper section of the Murfreesboro and the Knox Formations virtually untested and as such this section will be the longer-term focus of exploration in the coming years.

EARL RIDDLE LEASE: 250 acres

With the Company's expansion in the district the area of the Riddle Farm drew our attention as it had previously had a significant discovery but was no longer under lease. This may have been due to the down turn in the oil price in the late 90's, which dampened enthusiasm in the district as a whole.

The lease is separated into two areas, the river block (west) and the home farm (east). All of the work is presently taking place on the western block (see Figure 4)


RIDDLE
Kentucky Geological Survey

RIDDLE LEASE (FIGURE 4)

Riddle #7and #5. Completed as a producer in the Murfreesboro. Work presently underway to reduce amount of water entering well bore during pumping. The production from these wells has been cut back to while down hole work is underway.

Riddle #6. Although a producer earlier the well produces more water than the economics of production allow. The well may also be producing water into the other levels and this water may also be charging water zones in Riddles #7 and #5. The well has now been cemented shut to over come the water problem.

Riddle #8. Drilled to the Murfreesboro however did not intersect any significant oil shows and was plugged and abandoned.

Riddle #11. Drilled to 545 ft (160m) where it intersected live oil, which flowed to surface at a rate of 8.5 barrels per hour unassisted. The well is presently on production test. This well is also expected to contain another oil zone at 640 ft (200m), which will not be drill until the upper zone becomes uneconomic. The well is currently producing between 45 and 50 barrels per day.

The Company is now permitting and clearing 3 new well locations north of #11 to access the same oil horizon seen in #11. Wells 9,10 and 12 have been put on hold while this work is undertaken.

Further, the Company is in the final stages of negotiating to lease 450 acres to the south and adjoining the Riddle lease and a possible 75 acres to the north.

YORK LEASE: 103 acres

Two wells have been permitted on the York lease. These are Stones River wells with a target depth of approximately 1100 feet (330m). Oil has been discovered some 200 m south of these wells, also to the west significant shows were recorded in a well also on the lease. These wells encountered structural problems in the uncased bore and were abandoned. A well to the north approximately 1300 feet (400 m) is in production at around 4 barrels per day. No other wells have been drilled near by to this lease. The new wells will be drilled in the later part of the year subject to success in other leases and the availability of a rig.

Thomas Lease: 51 acres

The Thomas #1 well was drilled to the Knox and had a good oil smell in the cuttings from the Knox. Unfortunately no oil was produced to surface. All work on the well has been put on standby due to the success at the Riddle lease. Following a basic run into the well to check for any liquid hydrocarbons the well will most likely be plugged and abandoned. Seismic (as seen in earlier reports) shows that the anomaly drilled by Thomas #1 may continue to the south some 300 m and a

further seismic line over this area may develop another drill target by the end of the year.

Dyer Lease: Approx 800 acres

The Company has acquired a further approximate 800 acres in the Allen Creek Road area. The area directly west of this lease has had significant discoveries of oil in the past and the Dyer lease has two old oil producing wells in its eastern sector. There has been 4 other wells drilled in the rest of the lease and as such the lease is considered unexplored. The lease is on what is known as an oil trend and with the size of the lease is a very attractive acquisition for the Company. Exploration on this lease will commence in late summer 2007(USA).

Davis Lease: Approx 220 acres

Acquired in April, this lease has two old oil production wells on its western edge and two other wells with no significant shows of oil. There is hearsay evidence of a very significant well nearer to the landowner's farmhouse. This well was drilled in the early part of the 20th century however there are no actual records. The lease is near Goose Creek where there have been some very large discoveries during the past 100 years. This geological review of this lease will be completed in the latter part of the year to delineate a drilling target.

New Leases:

The Company is presently negotiating with four farmers for a lease on their properties. (Preston Riddle 600 acres plus, Shepherd 450 acres, Rush 270 acres and Wells 150 acres +). These negotiations are almost complete and will add a further approximate 1470 acres to it portfolio bring it to approximately 3500 acres. Other leases are only at the first contact stage and are not included in this summary

Economic Discussion:

From the Company's first interest in the United States oil areas it has been part of the model to only acquire areas, which are in a known oil province, have secure tenure and where the Company can hold 100% interest in the lease.

Burkesville has shown all of the above to be attainable plus the local infrastructure base enables a ready supply of labour and also a market for the produced crude oil.

Costs of drilling wells and bringing the well into production are covered below;

Estimated Costs Of Drilling Wells In Kentucky On A Per Well Basis, (1200ft well) US $

Drilling Costs:

1.	Drilling $9/foot	$10,800
2.	Surfaced casing (50 ft) $18 per foot	$ 900
3.	7 inch casing (250ft) $14/ft	$ 3,500
4.	Surface cement job	$ 800
5.	One cement squeeze	$ 1,200
6.	Site works	$ 1,200
	Estimated Sub-Total	$18,000

Development Costs:

1.	Pump Jack	$ 3,000
2.	Production tubing @ $5/ft	$ 6,000
3.	Pump	$ 1,200
4.	Motor	$ 800
5.	Electric connection	$ 3,000
6.	Tank	$ 5,000
7.	Flow Lines	$ 1,000
	Estimated Sub-Total	$20,000

Management	$15,000
Well Drilling and Completing Estimated Total	US$53,000

Cash Flow Breakdown:

Using 10 barrels per day as a guide

10bbls X 360 (days per year) X $60	= US$ 216,000
216 / .83 (exchange rate)	= A$ 260,000
Minus 12.5% royalty	= A$ 227,000
So a barrel per day for 1 year	= A$ 22, 700

NOTE: There is no government royalty.

As we can see a well does not need to produce much oil to pay back its initial drilling costs to become a profitable producer.

Most wells initially produce a significant amount of oil in the first weeks and then decline into steady production states, sometimes for up to 30 years.

Many of the wells the Company has inherited with its leases are still capable of producing 2 to 3 barrels per day and as such often pay back the cost of acquisition of the lease within the first year (Stockton lease).

Oil Farming:

Having a number of old producers and drilling new low cost wells supports the model of oil farming. Any well producing more than one barrel per day will give a yearly return of approximately A$ 20,000 per barrel. One hundred wells, or one hundred barrels will give a cash flow of A$2,000,000 per year. By increasing flow rates or well density the cash flow will naturally increase.

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

COMPANY ANNOUNCEMENT

Date:	14 June 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

RESULTS OF VOTING AT EGM

The results of voting at the Extraordinary General Meeting of the company held today at 3.00pm WST were as follows:

All resolutions were passed on a show of hands.

PROXY VOTES

There were 23 valid proxy forms received by the company with voting as follows:

Resolution	Matter	For	Against	Abstain
1	Ratification of previous issue of shares	24,231,838	93,677	Nil

Stephen Thomas
Managing Director

WESTRALIAN GAS AND POWER LIMITED

SUITE 1, 46 ORD STREET WEST PERTH WESTERN AUSTRALIA 6005
TELEPHONE 08 9322 6955 FACSIMILE 08 9322 6722
ACN 109 213 470

COMPANY ANNOUNCEMENT

Date:	22 June 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

Listing Rule 3.16.1 – Change of Company Secretary

We advise that effective from 22 June 2007 the Company Secretary of Westralian Gas and Power Limited is Mr Dean McKenzie, replacing Mr Paul Fromson.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

Date:	26 June 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 2

New Permit Awarded in Northern Perth Basin

Westralian Gas and Power Limited is pleased to announce it has been awarded a new Exploration Permit in the northern Perth Basin approximately 12 km south of Eneabba on the 25th of June 2007.

The permit, EP455, is placed in a significant part of the northern Perth Basin in close proximity to the Brand Highway, the town of Eneabba and the gas pipeline.

The permit is made up of six graticular blocks of approximately 450 square kilometers in total size

Of more importance is its location in regard to the possible new power station being constructed by the Aviva Corporation Limited (www.avivacorp.com.au).

The surrounding area has had significant discoveries of gas in the past with the Woodada Gas Field some 20 km north and the gas discovery at Ocean Hill #1 (which tested 700,000 cubic feet of gas per day) from the Cattamara Coal Measures just 10 km to the north east.

These coal measures are known from earlier exploration, to be shallow in the granted permit. Their shallowness makes the areas very prospective for both coal seam gas and conventional gas. Further there is also the possibility of liquid hydrocarbons being present in the permit.

The board sees this acquisition as very important in its overall Perth Basin strategy.



PROPOSED NEW POWER STATION
L4
ENEABBA
L5
WGP SPA
PERON #
OCEAN HILL #1
WOOLMULLA #1
PT LOUISE
EP 455
JURIEN #1
COOMALLO#1
JURIEN
CADDA #1

WESTRALIAN GAS AND POWER NEW PERMIT EP455

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

CAPITAL RAISING VIA PLACEMENT

Date:	29th June 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 1

The Company has signed a Mandate with Cygnet Capital Pty Ltd ('Cygnet') to be appointed as Lead Manager for a Placement. The details are as follows:

a) A placement of 2,800,000 ordinary fully paid shares at 12.5 cents per share, The placement will only be made to sophisticated investors as defined under section 708 of the Corporations Law.
b) Fees paid to Cygnet comprise a Capital Raising Fee of 5% of the placement monies together with the provision of 250,000 WGPO listed options exercisable at 25 cents each on or before 17 September 2009.

In accordance with the ASX Listing Rules the Company advises:

- The class of securities to be issued is ordinary fully paid shares.
- The number of securities to be issued under the placement is 2,800,000.
- The shares will rank equally with all ordinary fully paid shares.
- The issue price is 12.5 cents per share
- The Placement of 2,800,000 shares will be made pursuant to the Company's capacity under the ASX Listing Rules to issue the equivalent of 15% of shares on issue without shareholder approval. Shareholder approval will not be sought for this issue.

APPLICATION OF FUNDS

Funds raised from the placement will be applied to augment ongoing working capital requirements.

Stephen Thomas
Managing Director

WESTRALIAN GAS & POWER LIMITED

ACN 109 213 470

1/46 Ord Street West Perth
Western Australia 6005

Telephone: 08 9322 6955
Facsimile: 08 9322 6722

www.westraliangasandpower.com.au
email: wgp@westraliangasandpower.com.au

APPENDIX 3Y – CHANGE OF DIRECTORS INTEREST

Date:	29th June 2007
To:	Companies Announcement Office, ASX
By Electronic Lodgement	Number of Pages: 3

Please find attached an Appendix 3Y detailing the transfer of a Directors interest in ordinary fully paid shares.

The relevant interest has not changed although the way the interest is held has changed and the Appendix 3Y has been lodged for completeness.

Stephen Thomas
Managing Director

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: Westralian Gas and Power Limited	
ABN: 53 109 213 470	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter Briggs
Date of last notice	04/07/06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Sunbeam Securities Pty Ltd <The Sunbeam Superannuation Fund>
Date of change	26 June 2007
No. of securities held prior to change	12,232,100 Ordinary Fully Paid Shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Class	As above
Number acquired	9,460,000
Number disposed	9,460,000

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,229,800.00
No. of securities held after change	12,232,100 Ordinary fully paid shares 6,850,000 Cumulative Incentive Preference Shares 4,000,000 Unlisted options exercisable at 30 cents on or before 17th September 2009
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer off market at market value on 26 June 2007 from New Resource Holdings Pty Ltd to Sunbeam Securities Pty Ltd

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	No changes
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

END